
05009614

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Reliance Industries Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3300 FISCAL YEAR 3-31-05

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DAT : 7/12/05

Growth is life

RELIANCE INDUSTRIES LIMITED

ANNUAL REPORT 2004 - 2005


Reliance
Industries Limited


RELCHEM ARJUN



Growth is life

From small beginnings, we have come a long way in a short span of time. We have grown to become world-class leaders in our businesses as well as in our commitments to our people and our communities.

Reliance is committed to this spirit of growth.

The base template of our business is constructed on stellar leadership and individual performance at every level; the supporting pillars and foundations are a strong balance sheet, world-class levels of operating discipline, research and innovations in technology and focus on community building.

As we stand at the threshold of the next financial year, we are poised to test new waters, grow more businesses, increase our returns and create greater stockholder value, bringing heightened levels of confidence and satisfaction to every stakeholder.

We believe that while our growth is planned and focused, it is also spontaneous and self-energising. We are experiencing this growth and learning from it. We are now leveraging the strengths of our existing businesses and creating new growth opportunities through our emerging businesses.

We are poised to take on new challenges and move on to creating markets for tomorrow.

At Reliance, our vision drives our ambitions and our people define our business excellence.

This has made us partners of choice to our people, our country and to the rest of the world.



Dhirubhai H. Ambani
Founder Chairman
December 28, 1932 - July 6, 2002



Mukesh D. Ambani
Chairman & Managing Director

Letter to Shareholders

Dear Shareowners,

In 2004-05, Reliance Industries Limited (RIL) delivered a record performance across several operating and financial indicators. Strategic investments, robust business plans, sound management practices that adapt rapidly to the changing environment and vitally, the contribution each and every one of our employees made along the way have collectively resulted in businesses performing exceedingly well.

Macro-economic trends continued to be driven by high crude oil prices due to strong demand especially in growing economies like India and China, geo-political events that threatened reliability of supplies, production disruption at some of the major crude oil centres and low spare production capacity. The Exploration and Production (E&P) sector also saw very little in terms of additional capacity enhancement to cater to this growing demand in the Asian region. The downstream sector was marked by an upcycle across the entire value chain. Reliance's modern refinery complex at Jamnagar, India benefited significantly with refining margins remaining robust as demand pushed refineries, including ours to operate at high capacity rates throughout the year. The petrochemical markets were also in an early phase of an upside.

Closer home, India's GDP grew at 7% resulting in increased consumption of petroleum products which grew by 5% as compared to 3.5% for the previous year. Growth in Polymer demand was at 4% and that of polyester was at 8%, which we maintain was somewhat subdued on account of higher prices resulting from high feedstock prices.

At Reliance, the operating environment was manifested by greater global competitiveness. One expression of this was RIL's record level of exports of manufactured products to 101 countries, valued at Rs 25,532 crore (US$ 5.8 billion). Exports for the year formed 35% of RIL's revenues, as compared to 27% in the previous year, and RIL contributed to 7.7% of India's total exports.

A high operating rate coupled with a globally competitive cost position also contributed towards RIL's remarkable performance. RIL's world-class refinery processed 31.5 million tonnes of crude at 96% utilisation rate. Nine new crude variants were also processed to take advantage of price arbitrage between heavy and light crude, demonstrating the ability of our highly complex refinery to handle wide varieties of crude. This resulted in an all time high gross refining margin (GRM) of US$ 8.8 per barrel for the year. The 4th quarter of the year saw an aggregate GRM of US$ 10 per barrel, the highest ever GRM since the refinery's inception. Our petrochemical manufacturing assets also saw high operating rates at 99%, and produced 12.7 million tonnes of products.

As a result, RIL realised a net profit of Rs 7,572 crore (US$ 1.73 billion) on revenues of Rs 73,164 crore (US$ 16.73 billion) for the year 2004-05. These figures reflect an increased income of 47% and 30% respectively over the previous year. The net profit earned is not only the highest in the history of RIL, but also continues to place RIL among the top 200 profitable companies from around the world.

Exemplary operating results, higher exports, debt reduction and prudent financial management contributed to RIL's return on net worth (RONW) rising sharply to 22%, as compared with 17% just a year earlier. Improving RONW continues to be one of the driving forces in RIL's strategy and operating plans.

The Board of Directors of RIL has decided to raise the dividend rate to 75% for the year from 52.5% in the previous year. The Board also approved what is perhaps India's largest equity share buy back programme in December 2004 valued at Rs 2,999 crore (US$ 686 million). Returning cash in excess of our investment requirements to our shareholders - both through share buy back and our continued pursuit of a progressive dividend policy - is fundamental to our shareholder value enhancement strategy. Larger dividends, combined with the equity share buy back programme, have provided shareholders of RIL with a total cash return of Rs 1,341 crore (US$ 307 million). This amount represents the highest return among Indian companies in the private sector.

RIL took several strategic initiatives during the year. An important initiative was the acquisition of the polyester major, Trevira GmbH, headquartered in Frankfurt, Germany. Apart from enhancing RIL's global ranking in polyester, the acquisition enables access to valuable intellectual property rights in this domain.

Another major initiative was the investment in the upstream oil and gas business and its integration with petroleum retailing, in line with our vision of being a global energy player. RIL's emphasis on accretion of its reserves through a mix of own exploration, acquisition of equity stakes in new blocks in India and overseas and integration with petroleum retailing on a pan-India basis is expected to pay dividends in the medium to long term.

Looking ahead, many of the factors that characterised the market environment in 2004-05 are likely to remain in place in 2005-06. Crude oil price volatility is expected to persist on account of geopolitical events, and could lead to supply uncertainties. Fuel demand is growing worldwide and is led by developing nations such as China and India. Petroleum refiners anticipate another year of operating at peak limits of capacity.

RIL is in a strong position to benefit from the upside in the petrochemical cycle. Operating on a global scale, high level of integration, high operating rates, low cost position, new investments and an expanded product range underline the potential to create more value in the years ahead.

I have enjoyed steadfast support from the Board of Directors of RIL. I would like to take this opportunity to express my gratitude to the Board, all well-wishers and RIL's over two million shareholders for their understanding and appreciation of the dynamics of the transition, and for their abiding confidence.

With best wishes,

Sincerely

Mukesh D. Ambani
Chairman & Managing Director
June 28, 2005

Contents

Highlights 2004-05

Turnover	**Rs 73,164 crore** US$ 16,725 Million
Gross Profit	**Rs 14,261 crore** US$ 3,260 Million
Cash Profit	**Rs 12,087 crore** US$ 2,763 Million
Net Profit	**Rs 7,572 crore** US$ 1,731 Million
Net Profit 5 year CAGR	**26%**
Total Assets	**Rs 80,586 crore** US$ 18,422 Million

Growth is increase

Reliance enjoys a pre-eminent position in the Indian economy, with revenues equivalent to 2.6% of India's GDP.

We contribute

7.7% of India's total exports

7.9% of the Government of India's indirect tax revenues

4.5% of the total market capitalisation

11% weightage in the BSE Sensex

8% weightage in the Nifty Index

Global rankings

Largest producer of polyester fibre and yarn

3rd largest producer of paraxylene (PX)

5th largest producer of mono ethylene glycol (MEG)

6th largest producer of purified terephthalic acid (PTA)

7th largest producer of polypropylene (PP)

Growth is recognition

Reliance's commitment to excellence won several national and international awards, rankings and recognition for the Company and accolades for the management's outstanding performance.

RIL emerged as the first and only private sector company from India to feature in the **2004 Fortune Global 500 list of the World's Largest Corporations**, July 2004

RIL emerged as Asia's Best Chemical Company in the seventh annual survey of the **World's Best Companies** in 2004 by *Global Finance* magazine, November 2004

RIL emerged as **India's Greenest Company** amongst the private sector with an overall rank of No. 2 in a BT – ACNielsen ORG-MARG survey of shareholder perception published in *Business Today*, October 2004

The Jamnagar refinery got the award for **Excellence in Energy Conservation** from the Federation of Gujarat Industries, April 2004

RIL was awarded the **International Refiner of the year 2005** at the World Refining and Fuels conference, March 2005

Mukesh D. Ambani was conferred the World Communication Award for the **Most Influential Person in Telecommunications in 2004** by *Total Telecom*, October 2004

Consistent growth over ten years

Turnover (Rs crore)


80,000
60,000
40,000
20,000
73,164
56,247
50,096
45,404
15,847
23,024
5,727 6,442 9,719
10,624
1995-96
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05

Net Profit (Rs crore)


8,000
6,000
4,000
2,000
7,572
5,160
4,104
3,243
2,646
2,403
1,305 1,323 1,653 1,704
1995-96
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05

Net Worth (Rs crore)


50,000
40,000
30,000
20,000
10,000
40,403
30,327
27,812
34,453
13,983
11,983
8,405
12,369
14,765
8,471
1995-96
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05

Market Capitalisation (Rs crore)


80,000
60,000
40,000
20,000
75,132 76,079
41,989
33,346
41,191
36,603
16,518
9,783
14,395
12,176
1995-96
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05

EPS (Rs)


60
50
40
30
20
10
0
54.2
36.8
29.3
22.4 25.1 23.4
17.6 18.0
14.0 14.4
1995-96
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05

Book Value (Rs)


350
300
250
200
150
100
50
0
289.9
246.7
217.2
199.2
140.1
128.3 129.8 129.9
89.5 92.0
1995-96
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05

Financial highlights

(Rs in crore)

	2004-05 US$ Mn	2004-05	03-04	02-03	01-02	00-01	99-00	98-99	97-98	96-97	95-96	1985
Turnover	16,725	73,164	56,247	50,096	45,404	23,024	15,847	10,624	9,719	6,442	5,727	733
Total Income	17,057	74,614	57,385	51,097	46,186	23,407	16,534	11,232	10,055	6,731	5,999	744
Earnings Before Depreciation, Interest and Tax (EBDIT)	3,260	14,261	10,983	9,366	8,658	5,562	4,746	3,318	2,887	1,948	1,752	139
Depreciation	851	3,724	3,247	2,837	2,816	1,565	1,278	855	667	410	337	37
Profit After Tax	1,731	7,572	5,160	4,104	3,243	2,646	2,403	1,704	1,653	1,323	1,305	71
Equity Dividend %		75	52.5	50	47.5	42.5	40	37.5	35	65	60	50
Dividend Payout	239	1,045	733	698	663	448	385	350	327	299	276	25
Equity Share Capital	318	1,393	1,396	1,396	1,054	1,053	1,053	933	932	458	458	52
Equity Share Suspense	-	-	-	-	342	-	-	-	-	-	-	-
Reserves and Surplus	8,918	39,010	33,057	28,931	26,416	13,712	12,636	11,183	10,863	8,013	7,747	254
Net Worth	9,236	40,403	34,453	30,327	27,812	14,765	13,983	12,369	11,983	8,471	8,405	311
Gross Fixed Assets	13,706	59,955	56,860	52,547	48,261	25,868	24,662	22,088	19,918	14,665	11,374	736
Net Fixed Assets	8,020	35,082	35,146	34,086	33,184	14,027	15,448	15,396	14,973	11,173	9,233	607
Total Assets	18,422	80,586	71,157	63,737	56,485	29,875	29,369	28,156	24,388	19,536	15,038	1,046
Market Capitalisation	17,391	76,079	75,132	38,603	41,989	41,191	33,346	12,176	16,518	14,395	9,783	906
Number of Employees		12,113	11,358	12,915	12,864	15,083	15,912	16,640	17,375	16,778	14,255	9,066
Contribution to National Exchequer	3,194	13,972	12,903	13,210	10,470	4,277	3,719	2,893	3,021	2,490	2,234	373

Key indicators

	2004-05 US$	2004-05	03-04	02-03	01-02	00-01	99-00	98-99	97-98	96-97	95-96	1985
Earnings Per Share Rs	1.2	54.2	36.8	29.3	23.4	25.1	22.4	18.0	17.6	14.4	14.0	6.9
Cash Earning Per Share Rs	2.0	86.6	65.7	54.0	50.8	40.0	34.6	27.1	24.7	18.8	17.6	10.6
Turnover Per Share - Rs	12.0	525.0	402.8	358.8	325.2	218.5	150.4	113.8	104.1	70.0	62.2	70.5
Book Value Per Share Rs	6.6	289.9	246.7	217.2	199.2	140.1	129.9	129.8	128.3	92.0	89.5	29.5
Debt: Equity Ratio	0.46:1	0.46:1	0.56:1	0.60:1	0.64:1	0.72:1	0.82:1	0.86:1	0.68:1	0.83:1	0.49:1	1.66:1
EBDIT / Gross Turnover %	19.5	19.5	19.5	18.7	19.1	26.8	30.6	31.2	29.7	30.2	30.6	19.0
Net Profit Margin %	10.3	10.3	9.2	8.2	7.1	12.8	15.5	16.0	17.0	20.5	22.8	9.7
RONW %*	21.9	21.9	17.0	14.8	16.1	20.0	21.8	19.0	21.6	22.3	25.3	30.5

1US$ = Rs 43.745 (Exchange rate as on 31.03.2005)
Per share figures upto 1996-97 have been recast to adjust for 1:1 bonus issue in 1997-98
Turnover excludes Merchant exports
* Adjusted for CWIP and revaluation

Product flow chart



OFFSHORE
Oil & Gas
JAMNAGAR COMPLEX
Refining
LPG
Motor Spirit
Aviation Turbine Fuel
High Speed Diesel
Coke
Sulfur
Fuel Oil
Naphtha / Natural Gas Liquid
Kerosene
HAZIRA COMPLEX
Polypropylene(1)
Propylene(1)
Ethylene
Butene-1
Vinyl Chloride Monomer
Ethylene Di-Chloride (EDC)
Ethylene Oxide
Poly Vinyl Chloride (PVC)
Di-Ethylene Glycol (DEG)
Mono-Ethylene Glycol (MEG)
Tri-Ethylene Glycol (TEG)
HDPE / LLDPE
PATALGANGA COMPLEX
Paraxylene(1)
Normal Paraffin
Acetic Acid
Purified Terephthalic Acid(2) (PTA)
LAB
Polyethylene Terephthalate(3) (PET)
Polyester Chips
Polyester Filament Yarn(2) (PFY)
Polyester Staple Fibre(2) (PSF)
NARODA COMPLEX
Texturised / Twisted Dyed Yarn
Spun Yarn
Wool Viscose Silk Linen
Fabrics
Existing products
Purchased raw materials
Partly purchased raw material

(1) Plant also under operation at Jamnagar Complex (2) Plant also under operation at Hazira Complex (3) Plant operational at Hazira Complex

Company Information

Board of Directors

Mukesh D. Ambani
Chairman & Managing Director

Anil D. Ambani
Vice Chairman & Managing Director
(Up to June 18, 2005)

Nikhil R. Meswani
Executive Director

Hital R. Meswani
Executive Director

H.S. Kohli
Executive Director

Ramniklal H. Ambani

Mansingh L. Bhakta

T. Ramesh U. Pai
(Up to January 26, 2005)

Yogendra P. Trivedi

Dr. D.V. Kapur

M.P. Modi

S. Venkitaramanan

Prof. Ashok Misra
(From April 27, 2005)

Secretary
Vinod M. Ambani

Audit Committee
Yogendra P. Trivedi (Chairman)
S. Venkitaramanan (Vice Chairman)
M.P. Modi

Shareholders' / Investors' Grievance Committee
Mansingh L. Bhakta (Chairman)
Yogendra P. Trivedi
Mukesh D. Ambani
Anil D. Ambani (Up to June 18, 2005)

Remuneration Committee
Mansingh L. Bhakta (Chairman)
Yogendra P. Trivedi
S. Venkitaramanan
Dr. D.V. Kapur

Corporate Governance and Stakeholders' Interface Committee
Yogendra P. Trivedi (Chairman)
M.P. Modi
Dr. D.V. Kapur

Health, Safety & Environment Committee
Hital R. Meswani (Chairman)
Dr. D.V. Kapur
H. S. Kohli

Finance Committee
Mukesh D. Ambani (Chairman)
Anil D. Ambani (Up to June 18, 2005)
Nikhil R. Meswani
Hital R. Meswani

Solicitors & Advocates
Kanga & Co.

Auditors
Chaturvedi & Shah
Rajendra & Co.

International Accountants
Deloitte Haskins & Sells

Bankers
ABN AMRO Bank
Allahabad Bank
Andhra Bank
Bank of America
Bank of Baroda
Bank of India
Bank of Maharashtra
Calyon Bank
Canara Bank
Central Bank of India
Citi Bank
Corporation Bank
Deutsche Bank
HDFC Bank Ltd.
Hong Kong and Shanghai Banking Corp Ltd.
ICICI Bank Ltd.
IDBI Bank Ltd.
Indian Bank
Indian Overseas Bank
Oriental Bank of Commerce
Punjab National Bank
Standard Chartered Bank
State Bank of Hyderabad
State Bank of India
State Bank of Patiala
State Bank of Saurashtra
Syndicate Bank
UCO Bank
Union Bank of India
Vijaya Bank

Registered Office
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai 400 021. India
Tel +91 22 3032 5000
Fax +91 22 3032 2268
Email investor_relations@ril.com
http://www.ril.com

Manufacturing Facilities

Hazira Complex
Village Mora, Bhatha P.O.
Surat-Hazira Road
Surat 394 510, Gujarat, India

Jamnagar Complex
Village Meghhpar / Padana
Taluka Lalpur
Dist. Jamnagar 361 280
Gujarat, India

Naroda Complex
103 / 106, Naroda Industrial Estate
Naroda, Ahmedabad 382 320
Gujarat, India

Patalganga Complex
B-4, Industrial Area, Patalganga
Off Bombay-Pune Road
Near Panvel, Dist. Raigad 410 207
Maharashtra, India

Registrars & Transfer Agents

Karvy Computershare Private Limited
46, Avenue 4, Street No.1
Banjara Hills
Hyderabad 500 034, India
Tel +91 40 2332 0666, 2332 0711, 2332 3031, 2332 3037
Fax +91 40 2332 3058
Email rilinvestor@karvy.com
http://www.karvy.com

Tulsiani Chambers
10th Floor, Nariman Point
Mumbai 400 021. India
Tel +91 22 3032 5645 / 3032 5624
Fax +91 22 2285 5731

Notice

Notice is hereby given that the Thirty-first Annual General Meeting of the Members of RELIANCE INDUSTRIES LIMITED will be held on Wednesday, August 3, 2005, at 11.00 a.m., at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020, to transact the following businesses:

Ordinary Business:

1. To consider and adopt the audited Balance Sheet as at March 31, 2005, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.

2. To declare a dividend on Equity Shares.

3. To appoint Directors in place of those retiring by rotation.

4. To appoint Auditors and to fix their remuneration and in this regard to consider and if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution**:

   "RESOLVED THAT M/s. Chaturvedi & Shah, Chartered Accountants, M/s. Deloitte Haskins and Sells, Chartered Accountants, and M/s. Rajendra & Co., Chartered Accountants, be and are hereby appointed as Auditors of the Company, to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting of the Company on such remuneration as shall be fixed by the Board of Directors."

Special Business:

5. To consider and if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT in accordance with the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof, Prof. Ashok Misra, who was appointed as a Director pursuant to the provisions of Section 262 of the Companies Act, 1956, be and is hereby appointed as a Director of the Company subject to retirement by rotation under the provisions of the Articles of Association of the Company."

6. To consider and if thought fit, to pass, with or without modification(s), the following resolution as a **Special Resolution:**

   "RESOLVED THAT in accordance with the provisions of Sections 198, 269 and 309 read with Schedule XIII and all other applicable provisions, if any, of the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof, approval of the Company be and is hereby accorded to the re-appointment of Shri Hardev Singh Kohli, as a Wholetime Director, designated as Executive Director of the Company, for a period of 5 (five) years with effect from April 1, 2005, on the terms and conditions including remuneration as set out in the Explanatory Statement annexed to the Notice convening this Meeting, with liberty to the Board of Directors (hereinafter referred to as "the Board" which term shall be deemed to include any Committee of the Board constituted to exercise its powers, including the powers conferred by this Resolution) to alter and vary the terms and conditions and / or remuneration, subject to the same not exceeding the limits specified under Schedule XIII to the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof.

   RESOLVED FURTHER THAT the Board be and is hereby authorised to take all such steps as may be necessary, proper or expedient to give effect to this Resolution."

7. To consider and if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT in accordance with the provisions of Sections 198, 269 and 309 read with Schedule XIII and all other applicable provisions, if any, of the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof, approval of the Company be and is hereby accorded to the re-appointment of Shri Hital R. Meswani, as a Wholetime Director, designated as Executive Director of the Company, for a period of 5 (five) years with effect from August 4, 2005, on the terms and conditions including remuneration as set out in the Explanatory Statement annexed to the Notice convening this Meeting, with liberty to the Board of Directors (hereinafter referred to as "the Board" which term shall be deemed to include any Committee of the Board constituted to exercise its powers, including the powers conferred by this Resolution) to alter and vary the terms and conditions and / or remuneration, subject to the same not exceeding the limits specified under Schedule XIII to the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof.

   RESOLVED FURTHER THAT the Board be and is hereby authorised to take all such steps as may be necessary, proper or expedient to give effect to this Resolution."

8. To consider and if thought fit, to pass, with or without modification(s), the following resolution as a **Special Resolution:**

   "RESOLVED THAT in accordance with the provisions of Sections 198, 309(4) and all other applicable provisions, if any, of the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof and the Articles of Association of the Company and subject to applicable statutory approval(s), the Directors of the Company other than the Managing Director and Wholetime Directors be paid annually, commission aggregating Rs 1,00,00,000 (one crore), in such proportion as may be decided by the Board of Directors, for a period of 5 (five) years from the financial year ended March 31, 2005, provided that the total commission payable to such Directors shall not exceed one percent of the net profits of the Company as computed in the manner referred to under Section 198(1) of the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof."

By Order of the Board of Directors

Vinod M. Ambani
President and Company Secretary

Mumbai,
June 28, 2005.

Registered Office:
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai 400 021

Notes

1. **A member entitled to attend and vote at the Annual General Meeting (the Meeting) is entitled to appoint a proxy to attend and vote on a poll instead of himself and the proxy need not be a member of the Company. The instrument appointing proxy should, however, be deposited at the Registered Office of the Company not less than forty-eight hours before commencement of the Meeting.**

2. Corporate Members intending to send their authorised representatives to attend the meeting are requested to send a certified copy of the Board Resolution authorising their representative to attend and vote on their behalf at the Meeting.

3. In terms of Article 155 of the Articles of Association of the Company, Shri Hital R. Meswani, Shri Ramniklal H. Ambani and Shri S. Venkitaramanan, Directors, retire by rotation at the ensuing Annual General Meeting and being eligible offer themselves for re-appointment. Brief resume of these Directors, nature of their expertise in specific functional areas and names of companies in which they hold directorship and membership / chairmanship of Board Committees, as stipulated under Clause 49 of Listing Agreement with the Stock Exchanges in India, are provided in the Report on Corporate Governance forming part of the Annual Report. The Board of Directors of the Company commends the respective re-appointments of the aforesaid Directors.

4. The size of the Company has grown tremendously over the years. Multiple products being manufactured at various locations have substantially increased the activities and operations of the Company.

   Considering the above, it is proposed to appoint, subject to the approval of Members, M/s. Deloitte Haskins and Sells, Chartered Accountants, alongwith the retiring Auditors M/s. Chaturvedi & Shah, Chartered Accountants and M/s. Rajendra & Co., Chartered Accountants, as Auditors of the Company, to hold office from the conclusion of the ensuing Annual General Meeting until the conclusion of the next Annual General Meeting of the Company. The Board of Directors of the Company commends appointment / re-appointment of the aforesaid Auditors.

5. An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, relating to the Special Business to be transacted at the Meeting is annexed hereto.

6. Members are requested to bring their Attendance Slip along with their copy of Annual Report to the Meeting.

7. Members who hold shares in dematerialised form are requested to write their Client ID and DP ID Numbers and those who hold shares in physical form are requested to write their Folio Number in the Attendance Slip for attending the Meeting.

8. In case of joint holders attending the Meeting, only such joint holder who is higher in the order of names will be entitled to vote.

9. Relevant documents referred to in the accompanying Notice are open for inspection at the Registered Office of the Company on all working days, except Saturdays, between 11 a.m. and 1 p.m. up to the date of the Meeting.

10. (a) The Company has already notified closure of Register of Members and Share Transfer Books from Saturday, May 14, 2005 to Saturday, May 21, 2005 (both days inclusive) for determining the names of Members eligible for dividend on Equity Shares, if declared at the Meeting.

    (b) The dividend on Equity Shares, if declared at the Meeting, will be paid on or after August 3, 2005 to those Members whose names appeared on the Company's Register of Members on Friday, May 13, 2005. In respect of shares held in dematerialised form, the dividend will be paid on the basis of particulars of beneficial ownership furnished by the Depositories as at the end of business on Friday, May 13, 2005.

    (c) Members may please note that dividend warrants are payable at par at the designated branches of the Bank printed on the reverse of dividend warrants for an initial period of 3 months only. Thereafter, dividend warrants on revalidation are payable only at limited centres / branches. Members are, therefore, advised to encash dividend warrants within the initial validity period.

11. (a) In order to provide protection against fraudulent encashment of dividend warrants, Members who hold shares in physical form are requested to intimate the Company's Registrar and Transfer Agents, M/s. Karvy Computershare Private Limited, under the signature of the Sole / First joint holder, the following information to be printed on dividend warrants:

    (i) Name of the Sole / First joint holder and the Folio Number.

    (ii) Particulars of Bank Account, viz.:

    (a) Name of Bank

    (b) Name of Branch

    (c) Complete address of the Bank with Pin Code Number

    (d) Account type, whether Savings Bank (SB) or Current Account (CA)

    (e) Bank Account Number

    (b) Members who hold shares in dematerialised form may kindly note that their Bank Account details, as furnished by their Depositories to the Company, will be printed on their dividend warrants as per the applicable regulations of the Depositories and the Company will not entertain any direct request from such Members for deletion of or change in such Bank Account details. Further, instructions, if any, already given by them in respect of shares held in physical form will not be automatically applicable to shares held in dematerialised form. Members who wish to change such Bank Account details are therefore requested to advise their Depository Participants about such change, with complete details of Bank Account.

12. The Company has transferred all unclaimed dividends declared up to the financial year ended March 31, 1995 to the General Revenue Account of the Central Government as required under the Companies Unpaid Dividend (Transfer to the General Revenue Account of the Central Government) Rules, 1978 (the Rules). Members who have so far not claimed or collected their dividends declared up to the aforesaid financial year are requested to claim such dividends from the Registrar of Companies, Maharashtra, CGO Complex, 2nd Floor, 'A' Wing, CBD-Belapur, Navi Mumbai 400 614, Telephone (091) (022) 2757 6802, by making an application in Form II of the Rules. A specimen of the said Claim Form is provided in the Annual Report.

13. Pursuant to the provisions of Section 205A(5) and 205C of the Companies Act, 1956, the Company has transferred the unclaimed dividends for the financial years 1995-96 and 1996-97 to the **Investor Education and Protection Fund** (IEPF) established by the Central Government. Dividends for the financial year ended March 31, 1998 and thereafter, which remain unclaimed for a period of 7 years will be transferred by the Company to IEPF. **Information in respect of such unclaimed dividends and the last date for claiming the same are provided in Shareholders' Referencer forming part of the Annual Report.**

    Members who have not so far encashed dividend warrant(s) for the aforesaid years are requested to seek issue of duplicate warrant(s) by writing to the Company's Registrars and Transfer Agents, M/s. Karvy Computershare Private Limited, immediately. **Members are requested to note that no claims shall lie against the Company or IEPF in respect of any amounts which were unclaimed and unpaid for a period of seven years from the dates that they first became due for payment and no payment shall be made in respect of any such claims.**

14. Members who hold shares in physical form in multiple folios in identical names or joint accounts in the same order of names are requested to send the share certificates to the Company's Registrar and Transfer Agents, M/s. Karvy Computershare Private Limited, for consolidation into a single folio.

15. Non-Resident Indian Members are requested to inform the Company's Registrars and Transfer Agents, M/s. Karvy Computershare Private Limited, immediately of:

    (a) The change in the residential status on return to India for permanent settlement.

    (b) The particulars of the Bank Account maintained in India with complete name, branch, account type, account number and address of Bank with Pin Code Number, if not furnished earlier.

16. **Members are advised to refer to the Shareholders' Referencer provided in the Annual Report.**

Explanatory Statement Pursuant to Section 173(2) of the Companies Act, 1956

Item No. 5

The Board of Directors of the Company (the Board), at its meeting held on April 27, 2005 has appointed, pursuant to the provisions of Section 262 of the Companies Act, 1956 (the Act) and Article 136 of the Articles of Association of the Company, Prof. Ashok Misra by filling up the casual vacancy arising on account of death of Shri T.R.U. Pai, a Director.

In terms of the provisions of Section 262 of the Act, Prof. Ashok Misra would hold office up to the date of this Annual General Meeting, as late Shri T.R.U.Pai, would have held office only up to the date of this Annual General Meeting.

The Company has received a notice in writing from a member alongwith a deposit of Rs 500 proposing the candidature of Prof. Ashok Misra for the office of Director of the Company under the provisions of Section 257 of the Act.

Prof. Ashok Misra has to his credit wide experience especially in the field of Polymer Science & Engineering and Chemical Engineering. Keeping in view his enriched expertise and knowledge, it will be in the interest of the Company that Prof. Ashok Misra is appointed as a Director, liable to retire by rotation in accordance with the provisions of the Articles of Association of the Company.

A brief resume of Prof. Ashok Misra, nature of his expertise in specific functional areas and names of companies in which he holds directorship and membership / chairmanship of Board Committees, as stipulated under Clause 49 of Listing Agreement with the Stock Exchanges in India, are provided in the Report on Corporate Governance forming part of the Annual Report.

Save and except Prof. Ashok Misra, none of the other Directors of the Company is, in any way, concerned or interested in the Resolution set out at Item No. 5 of the Notice.

The Board commends the Resolution set out at Item No. 5 of the Notice for your approval.

Item Nos. 6 and 7

The present term of office of Shri Hardev Singh Kohli, Wholetime Director designated as Executive Director of the Company has expired on March 31, 2005 and that of Shri Hital R. Meswani, Wholetime Director designated as Executive Director will be expiring on August 3, 2005. The Board of Directors of the Company (the Board), at its meeting held on April 27, 2005 has, subject to the approval of Members, re-appointed, the said Wholetime Directors as Executive Directors for a further period of 5 years from the expiry dates of their respective terms, on the remuneration determined by the Remuneration Committee of the Board (the Remuneration Committee) at its meeting held on April 27, 2005.

The broad particulars of remuneration payable to and the terms of the respective re-appointments of Shri Hardev Singh Kohli and Shri Hital R. Meswani are as under:

Rs per month

Name and Designation	Salary	Perquisites & Allowances
Shri Hardev Singh Kohli *Executive Director*	3,15,000	5,68,000
Shri Hital R. Meswani *Executive Director*	1,25,000	2,00,000

The perquisites and allowances payable to the aforesaid Directors shall include accommodation (furnished or otherwise) or house rent allowance in lieu thereof; house maintenance allowance together with reimbursement of expenses and / or allowances for utilisation of gas, electricity, water, furnishing and repairs; medical reimbursement; leave travel concession for self and family including dependents; club fees, medical insurance and such other perquisites and / or allowances, up to the amounts specified above, subject to an overall ceiling of remuneration stipulated under Sections 198 and 309 of the Companies Act, 1956 (the Act) read with Schedule XIII thereto, or any statutory modification(s) or re-enactment thereof. The said perquisites and allowances shall be evaluated, wherever applicable, as per the provisions of Income-tax Act, 1961 or any rules thereunder or any statutory modification(s) or re-enactment thereof (Income-tax law). However, the Company's contribution to Provident Fund, Superannuation or Annuity Fund, to the extent these singly or together are not taxable under the Income-tax law, and gratuity payable and encashment of leave at the end of the tenure, as per the rules of the Company and to the extent not taxable under the Income-tax law, shall not be included for the purpose of computation of the overall ceiling of remuneration. Reimbursement of expenses incurred for travelling, boarding and lodging in respect of the Executive Directors and their spouses and attendant(s) during business trips, provision of car for use on the Company's business and telephone at residence shall not be considered as perquisites.

Shri Hardev Singh Kohli shall also be entitled to an annual increment of 5% of the last drawn salary and perquisites during his tenure as a Wholetime Director of the Company.

The Members of the Company have earlier approved payment of commission to Shri Mukesh D. Ambani, Shri Anil D. Ambani, Shri Nikhil R. Meswani and Shri Hital R. Meswani in addition to salary, perquisites and allowances payable to them, such that the overall remuneration including commission, which shall be in proportion to their respective salaries (excluding perquisites and allowances), for each financial year shall not exceed 0.67% of the net profits of the Company as computed in the manner referred to under Section 198(1) of the Act or any statutory modification (s) or re-enactment thereof.

Members may note that no commission is proposed to be paid to Shri Hardev Singh Kohli. However, Shri Hital R. Meswani shall be entitled to receive commission in addition to the salary, perquisites and allowances. Shri Hital R. Meswani on re-appointment will be paid commission in proportion to his salary (excluding perquisites and allowances).

Shri Hardev Singh Kohli and Shri Hital R. Meswani shall not, during their tenure as Wholetime Directors of the Company, become interested or otherwise concerned directly or through their relatives in any Selling Agency of the Company without prior approval of the Board and the Central Government.

The office of Wholetime Director may be terminated by the Company or the concerned Wholetime Director(s) by giving the other 3 (three) months' prior notice in writing.

The terms and conditions set out for re-appointment and payment of remuneration herein may be altered and varied by the Board as it may, from time to time, deem fit.

Since Shri Hardev Singh Kohli has attained the age of 70 years, approval for his re-appointment is sought from the Members of the Company by way of a Special Resolution, as required under Schedule XIII to the Act.

The above may also be treated as an abstract of the terms of re-appointment of Shri Hardev Singh Kohli and Shri Hital R. Meswani under Section 302 of the Act.

A brief resume of Shri Hardev Singh Kohli and Shri Hital R. Meswani, nature of their expertise in specific functional areas and names of companies in which they hold directorship and membership / chairmanship of Board Committees, as stipulated under Clause 49 of Listing Agreement with the Stock Exchanges in India, are provided in the Report on Corporate Governance forming part of the Annual Report.

Shri Hardev Singh Kohli and Shri Hital R. Meswani are interested in the resolutions set out at Item Nos. 6 and 7 of the Notice, respectively, which pertain to their respective re-appointments and remuneration payable to each of them. Further, Shri Nikhil R. Meswani may also be deemed to be interested in the Resolution pertaining to the re-appointment of and remuneration payable to Shri Hital R. Meswani, as they are related to each other. Save and except the above, none of the other Directors of the Company is, in any way, concerned or interested in these Resolutions.

The Board commends the Resolutions set out at Item Nos. 6 and 7 of the Notice for your approval.

Item No. 8

The size of the Company has grown tremendously over the years. Multiple products being manufactured at various locations have substantially increased the activities and operations of the Company. Setting new milestones of growth, Reliance Industries is India's first private sector company to cross US$ 1 billion mark in net profits and it ranks among the top 150 companies in the world in terms of net profits. Management of the Company is committed to ensure future continued growth. Consequently, time devoted and contribution made by the Directors of the Company including Non-Executive Directors have increased.

In order to bring the remuneration of Non-Executive Directors commensurate with the increased time and effort put in by them, the Board of Directors of the Company (the Board) at its meeting held on April 27, 2005, subject to the approval of Members of the Company and other applicable statutory approval(s), approved payment of commission aggregating Rs 1,00,00,000 (one crore) annually in such proportion as may be decided by the Board of Directors to Non-Executive Directors for a period of 5 (five) years from the financial year ended March 31, 2005; provided that the total commission payable to such Directors shall not exceed 1% of the net profits of the Company as computed in the manner referred to under Section 198(1) of the Companies Act, 1956. Payment of such commission will be in addition to the sitting fee for attending meetings of the Board / Committees.

All Directors other than the Managing Director and Wholetime Directors may be deemed to be concerned or interested in the Resolution set out at Item No. 8 of the Notice.

The Board commends the Resolution set out at Item No. 8 of the Notice for your approval.

By Order of the Board of Directors

Vinod M. Ambani
President and Company Secretary

Mumbai,
June 28, 2005.

Management's Discussion and Analysis

Forward-Looking Statements

This report contains forward-looking statements, which may be identified by their use of words like 'plans', 'expects', 'will', 'anticipates', 'believes', 'intends', 'projects', 'estimates' or other words of similar meaning. All statements that address expectations or projections about the future, including but not limited to statements about the company's strategy for growth, product development, market position, expenditures, and financial results, are forward-looking statements.

Forward-looking statements are based on certain assumptions and expectations of future events. The company cannot guarantee that these assumptions and expectations are accurate or will be realised. The company's actual results, performance or achievements could thus differ materially from those projected in any such forward-looking statements. The company assumes no responsibility to publicly amend, modify or revise any forward looking statements, on the basis of any subsequent developments, information or events.

Growth is focus

Reliance on Vision
Reliance on People
Reliance on Excellence
Reliance is Achievement!

At Reliance, our vision drives our ambitions and our people define our business excellence.

This has made us partners of choice to our people, our country and to the rest of the world.

We harness our creative energies through strong teamwork, a spirit of enterprise and financial acumen, proven qualities that collectively determine our path of growth.

And growth is life!

During the year, Reliance set new benchmarks and continued to grow its businesses at the corporate as well as the group levels. We also continue to enjoy our position as the largest business group in India on all major financial parameters, including sales, profits, net worth and assets.

Reliance passed the milestone of becoming the first Indian private sector company to record a net profit of over US$ 1.7 billion. Our net profit for the year ended March 31, 2005 was Rs 7,572 crore (US$ 1,731 million), an increase of 47 percent over the previous year.

Reliance Industries emerged as the first and only private sector company from India to feature in the 2004 Fortune Global 500 list of the World's Largest Corporations.

From small beginnings, we have come a long way in a short span of time. We have grown to become world-class leaders in our businesses as well as in our commitments to our people and the communities in which we live and thrive.

Reliance is committed to this spirit of growth.

The base template of our business is constructed on stellar leadership and individual performance at every level; the supporting pillars and foundations are a strong balance sheet, world-class levels of operating discipline, research and innovations in technology and focus on community building.

As we stand at the threshold of the next financial year, we are poised to test new waters, grow more businesses, increase our returns and create greater stockholder value, bringing heightened levels of confidence and satisfaction to every stakeholder.

We believe that while our growth is planned and focused, it is also spontaneous and self-energising. We are experiencing this growth and learning from it. We are now leveraging the strengths of our existing businesses and creating new growth opportunities through our emerging businesses.

We are poised to take on new challenges and move on to creating markets for tomorrow.

Reliance is the world's largest producer of polyester fibre and yarn

Growth is contribution

Dhirubhai Ambani's belief: What is good for India is good for Reliance! reflects the intrinsic drive and motivation that has set Reliance on its broadly charted path of growth.

Reliance integrates its many products and services to address the critical needs of the nation in key areas such as energy, power, infrastructure and materials.

Reliance enjoys a pre-eminent position in the Indian economy, with revenues equivalent to 2.6 percent of India's GDP.

RIL contributes:

- 7.7 percent to India's total exports
- 7.9 percent towards the Government of India's indirect tax revenues
- 4.5 percent of the total market capitalisation
- weightage of 11 percent in the BSE Sensex
- weightage of 8 percent in the Nifty Index

Every fourth investor in India is a Reliance shareholder.

Reliance enjoys a pre-eminent position in the Indian economy, with revenues equivalent to 2.6 percent of India's GDP

Growth is global outreach

Reliance maintained its position of pre-eminence by continuing to be India's largest exporter - an achievement that reflects its global competitiveness and the international quality of its products. We exported products worth US$ 5,837 million (Rs 25,532 crore) during the year, accounting for 35 percent of our turnover.

Reliance enjoys leadership in all its major businesses.

- We are India's largest private sector Exploration and Production (E&P) company with 300,000 sq kms of exploration acreage in 30 domestic offshore and onshore blocks. In addition, we also have two producing blocks (Panna-Mukta and Tapti) in India, and one exploration block each in Yemen and Oman.
- The Reliance refinery at Jamnagar is the world's largest grassroots refinery, and the world's 3rd largest refinery at any single location. This alone accounts for 28 percent of India's refining capacity.

Our global rankings

- Largest producer of polyester fibre and yarn
- 3rd largest producer of Paraxylene (PX)
- 5th largest producer of Mono–Ethylene Glycol (MEG)
- 6th largest producer of Purified Terepththalic Acid (PTA)
- 7th largest producer of Polypropylene (PP)

In India, Reliance enjoys leading market shares for all its major businesses. In the domestic markets, we have a market share of 52 percent in polyester, 45 percent in polymers and 77 percent in fibre intermediates.

Growth is proof of performance

The year was characterised by sustained high crude oil prices, leading to increased feedstock prices. Reliance's ability to maintain cash flows and profits reflects the global competitiveness of our business operations, our leadership in domestic markets and a healthy presence in export markets.

Reliance's extensive marketing and distribution network, investments in quality, product development efforts, strong customer bonding and competitive pricing have ensured that competing product imports into India have, at best, been at marginal levels.

A review of the year's performance

- Our refinery processed 31.5 million tonnes of crude oil during the year and achieved a utilisation rate of 96 percent
- Reliance's major petrochemical plants operated at 99 percent capacity utilisation
- Our total production volume of oil and gas and petrochemicals, including toll conversion, touched 12.7 million tonnes—an increase of 3 percent over the previous year
- Oil and Gas Joint Ventures produced 1.2 million tonnes of crude oil and 3,452 million cubic meters of gas

Reliance continued to maintain its leadership position as the country's largest exporter

Financial review

A look at figures for the year ended March 31, 2005

Reliance's turnover increased to Rs 73,164 crore (US$ 16,725 million), from Rs 56,247 crore in the previous year, registering a growth of 30 percent.

Domestic sales accounted for 65 percent of the turnover.

Exports, including deemed exports, increased to Rs 25,532 crore (US$ 5,837 million), from Rs 14,969 crore in the previous year.

Operating profit (PBDIT) increased 30 percent to Rs 14,261 crore (US$ 3,260 million) during the year, up from Rs 10,983 crore in the previous year.

The company's net operating margin remained stable during the year at 19.5 percent despite volatile raw material prices, offset by higher selling prices and increased productivity.

Sales tax expense is lower during the year as compared to the previous year mainly on account of higher sales under exemption instead of deferral.

Other income for the year stood at Rs 1,450 crore (US$ 331 million), mainly representing interest income and income from preference shares.

The company has recognised interest income of Rs 207 crore during the year with respect to the investment in 6,40,140 Deep Discount Bonds of Reliance Communications Infrastructure Limited.

Premium on investments in preference shares is recognised as income over the maturity period of the investment, accordingly premium of Rs 911 crore (previous year Rs 197 crore), receivable on redemption of 162,00,00,000 10% Cumulative Redeemable / Optionally Convertible Preference Shares of Reliance Infocomm Limited has been recognised during the year. Increase over previous year is on account of income accrued for whole year against proportionate income from the date of allotment in the previous year. 40,00,00,000 preference shares are redeemable in December, 2012 and balance shares are redeemable in May, 2013 at a premium of Rs 51 per share to the issue price.

The income from services decreased by Rs 1,185 crore to Rs 347 crore in 2004-05 from Rs 1,532 crore in the previous year. The reduction was primarily due to the discontinuance of the marketing of infocomm services on behalf of Reliance Infocomm Limited with effect from October 1, 2004.

Interest expenditure increased 2 percent to Rs 1,469 crore (US$ 336 million) due to the impact of foreign exchange fluctuations.

Depreciation was at Rs 3,724 crore (US$ 851 million) as against Rs 3,247 crore for the previous year. The higher charge was on account of normal capital expenditure and additions for marketing infrastructure.

Reliance's corporate tax liability for the year was Rs 705 crore (US$ 161 million). Deferred tax liability was at Rs 792 crore (US$ 181 million) for the year.

Cash profits increased 31 percent to Rs 12,087 crore (US$ 2,763 million), from Rs 9,197 crore in the previous year.

Our net profit for the year increased by 47 percent to Rs 7,572 crore (US$ 1,731 million), compared to Rs 5,160 crore in the previous year.

The total paid up equity share capital as on March 31, 2005 stood at Rs 1,394 crore (US$ 319 million) as against Rs 1,396 crore on account of buyback and extinguishment of shares.

Earnings per share (EPS) were Rs 54.2 (US$ 1.24) and cash earnings per share (CEPS) were Rs 86.6 (US$ 1.98).

Subject to the approval of our valued shareholders, we are pleased to propose a dividend of 75 percent. This would result in a dividend payout of Rs 1,192 crore (US$ 272 million), including dividend tax, for the year. Reliance has consistently increased dividends for the past 13 years.

The Company has made investments in equity / warrants of Reliance Energy Limited of Rs 1,156 crore through its 100% subsidiary Reliance Power Ventures Limited. During April 2005 further investment of Rs 62 crore has been made in warrants of Reliance Energy Limited and the warrants have been converted into equity shares on May 2, 2005.

Capital expenditure during the year was Rs 5,093 crore (US$ 1,164 million), primarily on account of E&P, investment in our retail marketing network, and expansion of our petrochemical business.

The deductions to fixed assets were Rs. 2,240 crore and comprised of the following:

- Certain assets which were acquired by RIL for marketing of Infocomm services and as part of retail infrastructure but which are integral to infocomm business have been transferred to respective infocomm companies pursuant to these activities now being carried out by infocomm companies themselves. The Company discontinued marketing of infocomm services with effect from October 1, 2004.
- Catalysts in MEG, PTA and PX plants were replaced during the year which is capitalised as part of the plant.
- An aircraft which was purchased by RIL has been sold and has since been acquired on operating lease.
- Old MEG reactor at Hazira complex has been retired during the year.
- Certain vehicles, buildings and other miscellaneous assets have also been sold during the year.

The loss on sale of assets amounting to Rs 26.74 crore is mainly on account of replacement of catalysts, while the profit on disposal of other assets was Rs 17.82 crore. The aforesaid disposals did not have any adverse impact on the profit / going concern status of the Company.

Total assets increased during the year to Rs 80,586 crore (US$ 18,422 million).

The current liabilities have increased by 29% to Rs 13,284 crore as at March 31, 2005 as compared to Rs 10,284 crore as on March 31, 2004. The increase in current liabilities is generally consistent with the increase in the manufacturing and other expenses which also increased by 29% to Rs 50,359 crore in 2004-05 as compared to Rs 39,133 crore during the previous year. Further the financing of crude purchases through Buyer's credit has been discontinued this year as the Company was getting better credit terms directly from the suppliers.

The contingent liabilities are disclosed in the accounts section forming part of this Annual Report. The Company has disclosed contingent liability of Rs 5,334 crore towards sales tax deferral liability assigned by paying off the present value. No cash out flow other than the present value already paid off is expected towards this sales tax deferral liability. Increase in guarantees to banks in respect of others is on account of increase in letter of credit for crude purchase / ongoing projects and issuance of guarantee to banks / financial institutions on behalf of Reliance Netherlands BV for investment in Trevira GmbH amounting to Rs 453 crore. Decrease in contingent liabilities with respect to bills discounted with banks is on account of reduction in discounting of export bills on hand.

Foreign exchange savings, taxes paid and exports

Foreign exchange savings

Reliance produces import substitutes and hence contributes towards crucial savings of foreign exchange for the country. This year, we have saved foreign exchange to the tune of Rs 40,248 crore (US$ 9,201 million), an increase of 54 percent over the previous year's figure of Rs 26,134 crore.

Taxes paid

Reliance is one of India's largest contributors to the national exchequer, primarily by way of payment of taxes and duties to various government agencies.

- During the year, Reliance paid a total of Rs 13,972 crore (US$ 3,194 million) in the form of various taxes and duties.
- Continued growth in production and sales volumes has increased Reliance's payment of duties and taxes over the years, despite the decline in customs and excise duties.

Exports

During the year, Reliance's exports, including deemed exports, increased to Rs 25,532 crore (US$ 5,837 million), from Rs 14,969 crore in the previous year, recording an annual growth of 71 percent.

Reliance continued to maintain its leadership position as the country's largest exporter.

- Reliance exports its products to 101 countries, including the most quality conscious customers in the US and Europe. This demonstrates Reliance's global competitiveness, the world-class quality of its products and superior logistical capabilities.
- This significant growth in exports has been achieved while retaining uninterrupted leadership in the domestic markets.
- Reliance now exports 35 percent of its turnover, with refining and petrochemicals contributing 69 percent and 31 percent respectively.

Resources and liquidity

Prudent financial management helps us maintain a conservative financial profile. This is well reflected in our domestic and international ratings.

- Reliance's long-term debt is rated AAA by CRISIL, the highest rating awarded by the agency. FITCH Ratings India has also awarded Ind AAA debt rating for the company, indicating the highest credit quality.
- Reliance's international debt carries ratings of BB+ from S&P, and Ba2 from Moody's, which is in line with sovereign ratings.
- Reliance's short-term debt programme is rated P1+ by CRISIL, the highest credit rating that may be assigned to this category of instruments.

Reliance's gross debt-equity ratio, including long-term and short-term debt as on March 31, 2005, is a conservative 0.46, despite the increase in total assets to Rs 80,586 crore (US$ 18,422 million).

The company's long-term debt as on March 31, 2005 stood at Rs 15,344 crore (US$ 3,508 million). Of this debt, 54 percent represented foreign currency denominated debt.

Reduction in secured debentures is due to redemption of debentures amounting to Rs 2,834 crore.

Increase in Long term Unsecured loans from banks is on account of new foreign currency loans for Project financing. Unsecured Short Term loans from banks decreased on account of reduction in availment of buyer's credit facilities. Unsecured Short Term loan from 'Others' includes loan from Reliance Communications Infrastructure Ltd of Rs 1,600 crore.

Reliance's exports, and foreign exchange-denominated oil and gas revenues provide a cover of more than 75 times its annual interest obligations on foreign currency denominated debt.

The average final maturity of the company's total long-term debt is 6.2 years. The average final maturity of the company's long-term foreign exchange debt is 7.7 years.

Reliance availed a US$ 350 million loan (Rs 1,527 crore) and signed a EUR 116.2 million Export Credit Agency (ECA) backed Buyer's credit facility (availed during the year US$ 13 million equivalent to Rs 58 crore) for project financing.

Reliance met its working capital requirements through commercial rupee credit lines provided by a consortium of Indian and foreign banks. The credit lines are fixed annually and renewed on a quarterly basis. In addition, Reliance issues short term debt in the form of fixed and floating rate bonds / loans in Indian Rupees and foreign currency.

We also undertake liability management transactions and enter into structured derivatives arrangements such as interest rate and currency swaps. This is practised on an ongoing basis in order to reduce our overall cost of debt and diversify our liability mix.

Reliance also actively manages its short-term liquidity to generate reasonable returns by investing surplus funds while preserving the safety of capital and maintaining liquidity.

RIL's current cash flow levels, for less than two years, are adequate to extinguish its entire net debt, reflecting its inherent financial strength and conservatism.

In our ongoing endeavour to enhance value for our shareholders, Reliance introduced India's largest share buy-back programme in December 2004 with an allocated amount of Rs 2,999 crore (US$ 686 million). Rs 149.61 crore has since been invested towards buying back 2.86 million shares, which have been extinguished.

Growth is Expansion

Business review

Reliance's interests span major growth sectors of the Indian economy, with activities ranging from energy to infocomm businesses. Its existing and emerging businesses in the areas of exploration and production, refining and marketing, petrochemicals, textiles, power, information technology and telecommunications have given Reliance a unique leadership position in India and the world.

Exploration and Production

Currently, India imports about two thirds of its crude oil requirement. Exploration and production of oil and gas is therefore vital for India's energy security and future growth. Reliance's interests in E&P are inexorably linked with this national imperative. E&P, the initial link in the energy value chain, will be a major growth area for Reliance over the next several years.

Exploration

This year, India consumed 124 million tonnes of crude oil as against a domestic production capacity of just 34 million tonnes, signifying a pressing need for increased E&P activity.

Domestic gas production remained stagnant at 32 billion cubic metres (bcm) resulting in availability of 75 million standard cubic meters per day (MMSCMD) of natural gas for sale to consumers. This is against the projected demand of 117-151 MMSCMD in 2001-02 and 166 -231 MMSCMD in 2006-07 as indicated in the Government of India's policy paper Hydrocarbon Vision 2025.

As a result, there is a need for significant step-up in the production of gas in the country. As a prominent private sector E&P player, Reliance is poised to play a major role in increasing domestic oil and natural gas production.

- Reliance is the largest exploration acreage holder in the private sector in India with 30 domestic exploration blocks covering an area of about 300,000 sq kms. As part of our exploration strategy, we acquired 3000 line kms of 2D seismic data and 9,000 sq kms of 3D seismic data during the year.
- Building on the giant Dhirubhai gas discovery, we continued our exploratory drilling campaign in the KG-DWN-98/3 discovery block. Five more wells were drilled, confirming upside potential of the block and also helping reduce the reservoir risk.

The Development Plan of Dhirubhai 1 and 3 discoveries was approved by the Government of India.

- Mining lease for 20 years effective from March 2, 2005 was also obtained.
- The Development Plan envisages initial plateau production of 40 MMSCMD from these fields with the provision of modular expansion to address future discoveries and markets.

Reliance emerged as the lowest bidder to NTPC, India for the supply of around 12 MMSCMD of natural gas.

- To transport the gas, Reliance is planning to build the Kakinada-Ahmedabad East-West pipeline, to enable access to markets in the states of Andhra Pradesh, Maharashtra and Gujarat as also in other states along the Hazira-Vijaipur-Jagdishpur (HVJ) pipeline.

Reliance also has a stake in two overseas blocks in Oman and Yemen.

- An Exploration and Production Sharing Agreement has been signed with the Government of Oman.
- In the Yemen off shore block where Reliance has 25 percent interest, 2 exploratory wells and 4 appraisal wells were drilled and test results are encouraging.
- In association with our JV partners, Reliance is proceeding towards a rapid development of the block targeting commercial production in 2005-06.

Production

Reliance has a 30 percent participating interest in an unincorporated Joint Venture (JV) with British Gas and ONGC, for the Panna-Mukta and Tapti oil and gas fields.

- The Panna-Mukta fields currently produce 30,000 bbl of crude oil per day, and about 4 MMSCMD of natural gas, while the Tapti field produces about 7 MMSCMD of natural gas.
- Reliance's share of crude production increased 8 percent to 383,018 tonnes and gas production increased 15 percent to 34.5 trillion BTU (966 MMSCM) of natural gas in these 2 fields. Increased production and prices resulted in EBITDA growth of 36 percent over the previous year.
- In an effort to realise a price better than that offered by the Government nominee, it was resolved that the Panna-Mukta and Tapti Joint Venture (JV) would market the gas from these fields directly to the consumers from April 1, 2005 which has since commenced.
- As part of the Panna Expanded Plan of Development, the JV has awarded an EPIC contract for two platforms and associated pipelines with completion scheduled in April 2006 in order to achieve an incremental recovery of 2.4 million tonnes of oil and 74 trillion BTU (2,095 MMSCM) of natural gas.
- Pursuant to approvals, the JV is also in the process of awarding another EPIC contract for its Mid Tapti Plan of Development. This plan when implemented is expected to augment the JV's natural gas production at Tapti from the present 7 MMSCMD to 12.74 MMSCMD in 2007.

E&P, the initial link in the energy value chain, will be a major growth area for Reliance over the next several years

Reliance operates the third largest refinery in the world at any single location

Refining and Marketing

Petroleum refining and retailing is the second link in Reliance's drive for growth and global leadership in the core energy value chain. Reliance already operates the third largest refinery in the world at any single location.

In January 2005, we achieved a landmark when the 1,000 millionth barrel of crude oil was processed.

- Reliance's refinery, India's first and the only private sector refinery, has now completed 5 years of successful operations. It has significantly improved domestic product availability, and India has become a net exporter of petroleum products from being a large importer previously.

World over, crude oil prices remained high and volatile on account of geo-political uncertainties, production disruptions at some of the major crude oil centres, strong product demand and low spare production capacity. The global crude oil demand increased to 82.5 million barrels per day in 2004 as compared to 79.8 million barrels per day in 2003, registering a growth rate of 3.4 percent, the highest since 1978.

- The Dubai crude price averaged at US$ 36.5 per barrel ranging between US$ 29.1 and US$ 47.9. WTI and Brent crude prices recorded a maximum of US$ 56.9 and US$ 55.7 respectively. Average prices were US$ 44.8 per barrel and US$ 42.1 respectively.
- Strength derived from product prices helped refineries across regions achieve high gross margins.
- Domestic demand for petroleum products for the year rose to 113 million tonnes, against 107.8 million tonnes, registering a growth of 4.8 percent compared to 3.5 percent in the previous year.
- HSD, which accounts for 40 percent of the total petroleum product demand, showed a strong growth of 7.4 percent compared to 1.2 percent the previous year.
- LPG continued to maintain its near double-digit growth rate at 9.4 percent, with consumption of 9.9 million tonnes.
- Growth in MS increased to 4.9 percent compared to 4.3 percent the previous year.
- Demand for aviation fuel increased by 14.5 percent compared to 9.4 percent the previous year.
- Naphtha and Kerosene consumption declined 4.9 percent and 0.6 percent respectively.

The Reliance refinery achieved 96 percent capacity utilisation during the year. This compares favourably with other refineries in India and overseas which are at 91 percent for North America, 89 percent for Europe, and 93 percent for Asia-Pacific.

- Reliance exported 10.2 million tonnes of refined products to 30 countries.
- We sold 44.7 percent of our production to domestic markets, of which 61 percent went to public sector companies.
- Captive consumption accounted for 22.6 percent.

High and volatile oil and petroleum product prices led to the Government of India announcing three duty changes during the year in June and August 2004 and in March 2005.

The year also witnessed a major step towards the greening of petroleum products.

- Bharat Stage III compliant Petrol and Diesel were introduced in 11 major cities and Bharat Stage II Petrol has been introduced throughout the rest of country from April 1, 2005.

Reliance has the distinction of being among the top ten producers in the world in all of its major petrochemical product lines

- While Bharat Stage II Diesel implementation has been deferred across seven states by six months till October 1, 2005, it was introduced in the rest on schedule.
- It was also proposed that Euro IV compliant fuel will be introduced in these eleven cities from April 1, 2010.

Having entered Retail Marketing of petroleum products, in a short period of one year, Reliance created a strong brand name and several new benchmarks with its outlets selling significantly higher volumes than the industry average.

Leveraging state-of-the-art technology deployed at Retail Outlets, Reliance also achieved remarkable success in the card based fleet services programme, aimed at enabling vehicle owners to significantly improve their operational efficiency.

Reliance is well on the way to create a Pan-India network of world class truck stops, where apart from fuel, facilities like secured parking, rest areas and catering facilities are available in a One-Stop Outlet.

The future outlook for this business continues to be bright and Reliance is poised to achieve a significant market share in the Retail Petroleum Segment in the near future.

Petrochemicals

The Petrochemicals business is the next link in the core energy value chain. Reliance has the distinction of being among the top ten producers in the world in all of its major petrochemical product lines. This sector continues to power Reliance's sustained performance and progress, and provide attractive growth opportunities.

India continues to witness high growth in petrochemicals, with consumption envisaged to treble every decade. Reliance is pursuing a three-pronged strategy of enhancing:

- Margins through an emphasis on premium grades
- Market shares through new capacity additions and acquisitions, and
- Market leadership through new technology development initiatives

Polymers (PP, PE and PVC)

Global demand for polymers grew at 5 percent while capacity growth was less than 3 percent, leading to tightening of supply and consequent spurt in prices. The current up-cycle is expected to be longer in duration leading to a strong and sustained earning period for integrated producers like Reliance.

Domestic polymer consumption showed growth of 3 percent. Reliance, along with its associate company IPCL, maintained its leadership position with a market share of 67 percent. While global per capita consumption of polymers was 22 kg, Indian consumption has just reached 4 kg, indicating substantial untapped potential that is likely to be realised in the future.

Polypropylene (PP)

The global demand for PP grew at 6 percent, which was the highest amongst all commodity polymers. China and the Middle East (ME) continued to have a major influence with ME being major exporting region and China the largest importer. The average capacity utilisation was 90 percent.

Global prices increased to an 8 year high during the middle of the year. The average increase in domestic prices over the last year was 22 percent. The converting industry has realigned itself to these price levels and consumption registered a very healthy growth.

Reliance's plants at Hazira and Jamnagar operated above rated capacities with a utilisation rate of 101 percent. During the year, production increased by 6 percent. The combined market share for Reliance and IPCL was 85 percent.

The domestic industry is poised to grow at a healthy rate backed by a buoyant economy. The automotive, appliances, geo-textiles, and packaging sectors are key growth drivers for PP demand. Prices are expected to remain healthy during 2005-06 and integrated producers like Reliance are expected to enjoy robust margins.

(production in '000 tonnes)

	2002-03	2003-04	2004-05
Polymers	1,769	1,859	1,921

Reliance invested in Trevira, a leading producer of branded polyester fibres in Europe

Reliance is scheduled to commission its 280 KTA of additional capacity at Jamnagar during financial year 2005-06. This will enhance our domestic market share and enable us to consolidate our global leadership position.

Polyethylene (PE)

Global demand registered a growth of 5 percent and capacity utilisation improved to 87 percent. As in the case of PP, China and the Middle East dominated the PE trade.

After a buoyant domestic demand growth of nearly 14 percent in PE during 2003-04, consumption of HDPE grew marginally during the year while the growth in LLDPE was 12 percent. International prices reached an 8 year peak for HDPE, a 12 year peak for LLDPE and a 10 year peak for LDPE. As a result, there had been substantial de-stocking by the converting industry.

- The PE plant at Hazira operated at 96 percent capacity and Reliance maintained its leadership position in the domestic market.
- The marketing arrangement with Relene Petrochemicals Private Limited (RPCL) has provided an edge to Reliance over other domestic producers with the production of a range of specialty polymers including Ethylene Vinyl Acetate (EVA) and Ultra High Molecular Weight PE (UHMWPE). These products find applications in niche markets and are expected to substantially strengthen Reliance's competitive position.
- The domestic industry has realigned itself to current price levels and has seen healthy movement of products during the last quarter of 2004-05.
- With the growth of the packaging sector and the Government's emphasis in upgrading agriculture and infrastructure sectors, the demand for PE is expected to grow at a healthy rate during 2005-06.

Reliance will focus on consolidating its presence in specialty grades and leverage its strength as a single window supplier for all PE products.

Poly Vinyl Chloride (PVC)

Global PVC consumption grew at 4 percent and capacity utilisation was maintained at 82 percent. After a 16 percent growth in domestic consumption last year, growth was marginal during 2004-05. Prices too witnessed a strong upswing touching an 8 year high during the year.

While monthly average consumption was low during the first nine months, it reached to 90 KT per month in the fourth quarter indicating demand recovery and restocking by the downstream sector.

Low growth during the year was mainly due to a weaker demand in the pipe sector, which accounts for more than 65 percent of consumption. Other significant growing markets are films, sheets and calendared products.

Production at our Hazira plant increased by 4 percent and capacity utilisation was 101 percent. The combined market share of Reliance and IPCL increased to 68 percent.

Emphasis on infrastructure, housing, water supply, sanitation and micro-irrigation in India will generate a sizeable demand for PVC products. Consumption is likely to grow at a double-digit rate during 2005-06.

Driven by an increase in global prices, the industry is likely to achieve better margins. With greater feedstock integration and an optimized grade-mix across Reliance and IPCL, this business would witness substantial gains. Forthcoming expansions at the IPCL plant in Gandhar will enhance overall capacity and increase our share in the domestic market.

Polyester (PFY, PSF and PET)

The much-awaited abolition of the textile quota by the US, the EU and Canada was applied from January 2005. India is expected to be a key beneficiary. India's low cost structure and skilled manpower will provide textiles and apparel at competitive prices to the world markets.

The Government of India has reduced the excise duty on polyester filament yarn (PFY) by 8 percent to 16 percent and customs duty on polyester and its raw materials by 5 percent to 15 percent.

The Government has also provided capital subsidy to the processing sector, a sector that is considered to be the weakest link in the entire textile chain. It has also reduced customs duty on selected textile machinery from 20 percent to 10 percent.

Thirty hosiery products, which were earlier reserved under the Small Scale Industry (SSI) category, have now been de-reserved. These measures are expected to bring in large-scale investments to increase capacities in the downstream textile industry and strengthen the entire textile value chain in India.

Anticipating a rise in demand, Reliance is increasing its PFY capacity by 320 KTA and polyester staple fibre (PSF) capacity by 230 KTA. With the commissioning of these expansions, the group's total polyester capacity will rise to 2 million tonnes.

The domestic demand for total polyester increased from 1.64 million tonnes to 1.72 million tonnes this year, a growth of 5 percent. Reliance continues to be the market leader with a 52 percent market share.

The Indian PET bottle resin market grew by 21 percent to 101 KTA, at more than double the last year's growth rate. Reliance has a majority market share at 57 percent of the PET market. Changing lifestyles and increasing consumer spending is expected to further accelerate growth of PET consumption in the years to come.

During the year, Reliance's total polyester production volume increased by 12 percent to 1.04 million tonnes.

During the year, Reliance invested in Trevira, a leading producer of branded polyester fibres in Europe. Trevira has a manufacturing capacity of 130,000 tonnes per annum of polyester staple fibres, polyester filament yarns and polyester chips spread over four locations–Bobingen and Guben (Germany), Silkeborg (Denmark) and Quevaucamps (Belgium). In addition, it has a state-of-the-art R&D facility at Bobingen. This is Reliance's first international investment in polyesters.

- Trevira is a highly specialized and branded manufacturer of polyester products. The company has several valuable patents and technologies and is the market leader in Europe in high value applications of polyester, especially in automotive and flame retardant textiles.
- Trevira will provide Reliance a strong presence in Europe and place us in a position to cater to all market segments of polyester fibres and filament yarns. This will enable Reliance to provide innovative solutions for apparel and non-apparel applications of polyester to customers worldwide.

Polyester Intermediates (PX, PTA, and MEG)

Reliance is the world's 3rd largest producer of Paraxylene (PX), 6th largest producer of PTA and 5th largest producer of MEG. In India, Reliance is the largest manufacturer of polyester intermediates with a market share of 100 percent in some categories. Reliance is the only producer of PX, while there are two PTA and four MEG producers in India.

With the acquisition of SM Dyechem's MEG plant in December 2004, Reliance has enhanced its market share by 11 percent. Reliance also enhanced its Hazira plant capacity to cater to domestic market needs during the year.

Demand for PTA and MEG grew by 8 percent. PX demand grew by 8 percent. The combined production of fibre intermediates was 3.15 million tonnes; over 50 percent of this was utilised captively.

Globally, there were no major PTA and MEG capacity additions. It is expected that in line with polyester capacity additions, more PTA and MEG capacities will be added beyond 2005. The increase in PTA capacity is likely to lead to a shortage of PX and affect PTA operating rates.

Reliance has opened an office in China to give it a leveraging position in this large and growing market.

(production in '000 tonnes)

	2002-03	2003-04	2004-05
Polyester	851	925	1,036
Polyester Intermediates	3,075	3,026	3,147

Cracker Products

Ethylene and Propylene

Reliance operates one of the world's largest grassroots, multifeed cracker at its Hazira petrochemicals complex. During the year, Reliance produced 816 KT of Ethylene and 395 KT of Propylene, an increase of 0.75 percent and 2.7 percent respectively over the previous year.

Reliance plans to increase cracker capacity by 33 percent, through de-bottle necking enhancement to reach the million tonne mark in Ethylene production. This would be partially realised during 2005-06.

Construction of new Butadiene extraction facilities is progressing well and it is expected that commercial production will commence during 2005-06. Butadiene is a high value commodity intermediate mainly used in the manufacture of synthetic rubbers, a key input for the tyre industry.

With the startup of RPCL, new opportunities were created to enhance inter-site synergy. The Hazira complex provided a natural destination for low present value - high potential value co-product streams. Such low value streams from the RPCL cracker were upgraded to their full commercial potential at Hazira.

Aromatics

Process improvements enabled to grow Benzene production by 5 percent, which now stands at 377 KT. Reliance maintained its leadership in the domestic market with a share of 55 percent. Naphtha feedstock from the Reliance refinery at Jamnagar was optimized to enhance overall cracker productivity.

Exports of benzene to markets in South East Asia, the Middle East, Europe and US increased by 33 percent to 100 KT, reflecting a high acceptability of our product.

Reliance retained its leadership position in the domestic Toluene market with a share of 60 percent. At the Hazira complex, Toluene production increased by 10 percent to 116 KTA and was achieved through inter-site integration.

Reliance is a dominant player of Aromatics in South East Asia. This enabled the company to place the entire surplus volume on contract with leading corporations like BASF, Shell and Idemitsu, thereby optimizing netback. The strategy of term contracts in different geographic regions also ensured a hedge against price volatility.

Reliance operates one of the world's largest grassroots multifeed cracker at its Hazira petrochemicals complex

LPG

Retail Business

A well-trained distribution network of 114 distributors and 4,782 outlets services a million customers in the states of Gujarat, Maharashtra, Madhya Pradesh and Rajasthan. Our retail sales were 73,723 tonnes.

Bulk Business

Reliance sold 122,274 tonnes from its Hazira Cracker during the year of which 29,971 tonnes were sold to the manufacturing industry and 92,303 tonnes to the bottler segment. We also sold 24,270 tonnes of LPG from the Patalganga unit to industries (12,063 tonnes) and to bottlers (12,207 tonnes).

Chemicals

Reliance is India's largest manufacturer of Linear Alkyl Benzene (RELAB).

- During the year, LAB and Normal Paraffin (NP) production increased by 2 percent to 2,51,809 tonnes.
- The industry faced input cost pressure in the second and third quarters; however this challenge was effectively addressed through increase in price realisation.
- The attractive consumer propositions currently on offer are expected to boost the detergent consumption in the country. This augurs well for an increased demand for LAB in the coming years.

Reliance exported 40 percent of LAB production during the year to countries in South East Asia, Middle East and Europe, retaining and expanding the customer base in these logistically convenient markets.

Our NP plant fully meets the feedstock requirement of the LAB plant. Reliance also offers three grades of NP to the market to meet the specific needs of different segments in the Chlorinated Paraffin Wax industry.

(production in '000 tonnes)

	2002-03	2003-04	2004-05
LAB & NP	233	247	252

Textiles

Reliance's Naroda Textile Complex, one of India's largest and modern textile complexes, produces about 25 million metres of fabric both for domestic and international markets.

- It is the only textile complex in India to offer the maximum marketed range in the greatest number of product categories.
- Our textile products are sold under the brand names of Only Vimal, Harmony, Reance, RueRel and V2 (pre-cut, pre-packed products).
- The flagship brand ONLY VIMAL is India's largest selling brand of premium textiles. In a survey conducted by The Economic Times, it was voted as 'India's most trusted Fabric Brand'.

Our R&D has developed many new products / processes such as fluorescent shades on polyester fabrics, extended laundering colour-fast fabrics in dope-dyed fibres, water and oil repellent finishes on Poly Wool and Lycra stretch fabrics, wash-fast, flame-retardant fabrics and others.

In the future, our R&D efforts will focus on the development of water-proof, weather colour-fast fabrics for outdoor applications, chintz finishes, built-in stain repellent and stain release properties, tri-blends fabrics and others.

The Harmony Show

Over the years, the Harmony Show has been acclaimed as the largest private show of contemporary Indian art. Today, it is a corporate platform for the advancement of Indian art and social commitment ventures. Every year, renowned and aspiring artists share this well-attended forum.

In celebration of a glorious decade of committed work, this year's event showcased the work of over 200 artists and displayed more than 500 works of art.

In the true Reliance tradition, the show also included the works of children from two voluntary agencies: ASEEMA and PRATHAM. ASEEMA is committed to educating street children and PRATHAM wishes to make sure that every Indian child is in school and learning well!

This event is a celebration of child art. For us in Reliance, this is a window of opportunity for our social commitment endeavours.

Our opportunities

The per capita consumption for most products and services in India still remains among the lowest in the world. With a GDP growth forecast of 6-7 percent in the coming years, the Indian economy provides several attractive growth opportunities.

- The upstream energy sector, where Reliance is one of the leading players, would continue to provide tremendous growth opportunities to an already growing economy. Reliance aims at leveraging its market leadership position, financial strength and project execution capabilities.to effectively participate in utilising and creating these opportunities.
- Reliance will continue to allocate significant proportions of its cash flows to the core energy value chain businesses and invest in affiliate opportunity domains based on prospects. Reliance will invest in projects that deliver superior returns, and maximise the profitability of existing E&P operations.
- In the downstream petroleum sector, retail marketing of petroleum products presents a significant growth opportunity.
- In petrochemicals, Reliance will continue to maintain its leadership position and participate in new opportunities. Reliance is pursuing a strategy of enhancing margins through an emphasis on premium grades, market shares through new capacity additions and acquisitions, and market leadership through new technology development initiatives.

Reliance is establishing a state-of-the-art retail network across the country

Reliance's leadership position in India, coupled with its competitiveness, product quality, logistical capabilities and financial strengths will provide us new opportunities in domestic as well as international markets. We will continue to explore and pursue these new opportunities.

Our challenges

Reliance is equipped to face normal market competition in all its existing businesses from Indian as well as international companies –

- The company remains fully committed to achieving and maintaining world-class levels of operating and capital discipline. Reliance is strongly positioned to address this environment with its cost competitiveness and robust and appropriate strategies.
- The petrochemicals business witnessed two rounds of import duty cuts during the last financial year. This had a marginal impact on Reliance's operations. This business also faces the challenge from new capacity creation by regional players. However, we expect that our ongoing business strategies and cost positions will enable us to maintain our operating margins and competitiveness.
- The public sector oil marketing companies currently enjoy the advantage of their large existing distribution network for petroleum retailing. Reliance has the necessary approvals for the setting up of 5,849 retail outlets, and is establishing a state-of-the-art retail network across the country.
- In E&P, the major challenge will be to bring the discovered gas in the KG basin to energy-deficient consumers in the country. Reliance has deployed world-class technology in partnership with leading service providers for development of the block and for distribution of the gas to end consumers.

Our future

The outlook for margins and profitability depends greatly upon the overall global economic outlook, the global demand-supply scenario, and trends in feedstock and product prices.

- The company's long term competitive position, particularly given the capital-intensive and commodity-based nature of the industry, is closely associated with the company's ability to invest in projects that provide adequate financial returns and to manage operating expenses effectively.

- Reliance is in the process of making significant investments in its E&P business. The E&P business has the potential to provide a significantly higher contribution to Reliance's overall business profile, in the medium to long term projections.
- Refining and marketing earnings are closely tied to regional demand for refined products and the associated effects on industry refining and marketing margins.
- Earnings in the petrochemicals segment are closely linked to global chemical demand, inventory levels and plant capacities. Additionally, feedstock and fuel costs, which tend to follow crude oil and natural gas price movements, influence earnings in this segment.

Our risks and concerns

Reliance continuously monitors business and operations risk through business process re-engineering and reviewing. All key functions and divisions are independently responsible to monitor risk associated within their respective areas of operations such as production, treasury, insurance, legal and other issues like health, safety and environment.

- We derive a major portion of our revenues from the petrochemicals and refining businesses. The variable that affects our performance most in petrochemicals and refining is the price of crude oil.
- However, Reliance's operations have historically shown significant resilience to fluctuations in business cycles and crude prices. This is mainly attributed to our high levels of integration, globally competitive operations and leadership position in domestic markets. The company also follows an efficient inventory management system and a well-crafted strategy of procuring crude through a mix of spot and long term contracts.
- The recent unfavourable trends in import tariffs on key raw materials and products may impact the cost structure and/or selling prices of products in the domestic markets, potentially affecting margins. However, Reliance's profitability has consistently increased despite a sharp reduction in import duties since the economic reforms in India in the early 1990s.
- The instability in the foreign currency exchange rates may impact the company due to its large portfolio of foreign currency debt. To help mitigate this position, Reliance has adopted a conservative foreign exchange risk management policy. It undertakes liability management transactions and other structured derivatives such as interest rate swaps and currency swaps on an ongoing basis to manage these risks. The company's rapidly growing exports and foreign exchange denominated oil and gas revenues cover our foreign currency debt service requirement.

Our internal controls

The company's well defined organisation structure, predefined authority levels, documented policy guidelines and an extensive system of internal controls ensure optimal utilisation and protection of resources, IT security, accurate reporting of financial transactions and compliance with applicable laws and regulations.

- Reliance has adequate systems of internal control in place. This is to ensure that assets are safeguarded against loss from unauthorised use or disposition, and that transactions are authorised, recorded, and reported correctly. The company has an exhaustive budgetary control system. Actual performance is reviewed with reference to the budget by the management on an ongoing basis.
- The internal audit function is empowered to examine the adequacy, relevance and effectiveness of control systems, compliance with policies, plans and statutory requirements. The top management and the Audit Committee of the Board review the findings and recommendations of the internal audit panel.

Indian Petrochemicals Corporation Limited (IPCL)

Financial year 2004-05 was the third year of IPCL's operations under the Reliance management. The initiatives introduced to increase capacity utilization, reduce operating costs, improve financial management and enhance overall productivity and efficiency have resulted in continuous improvement in financial and operating performance year on year.

- In 2004-05, economic conditions improved and demand for petroleum and petrochemical products strengthened despite global crude oil prices remaining at all time highs during the year.
- Increase in global demand for petrochemical products outpaced increase in supplies and polymer prices entered into a new upcycle.
- Domestic demand for petrochemicals too strengthened, resulting in increased operating rates and earnings.
- We believe we are now entering into what could be a long and strong earning period for our industry.

IPCL is positioned to leverage maximum benefit from the cyclical upswing to deliver substantially more long-term value to its shareholders.

IPCL's turnover for the year ended March 31, 2005 increased to Rs 9,386 crore (US$ 2,146 million), against Rs 9,019 crore in the previous year, registering a growth of 4%.

Turnover includes sale of traded products of Rs 68 crore (US$ 16 million), compared to Rs 2,224 crore in the previous year.

Net turnover for the year, excluding excise duty recovered on sales and sale of traded products increased 38% to Rs 8,131 crore. The increase reflects the impact of an increase of 28% in product selling prices and 10% in sales volume.

Domestic sales of products manufactured by IPCL increased 24% to Rs 6,493 crore (US$ 1,484 million) and accounted for 80% of turnover excluding trading sales.

Export of products manufactured by IPCL was Rs 1,638 crore (US$ 374 million) compared to Rs 644 crore in the previous year, an increase of 154%.

IPCL's operating profit (PBDIT) for the year was Rs. 1,756 crore (US$ 401 million) compared to Rs 1,251 crore in the previous year, an increase of 40%.

IPCL's operating margin (excluding other income) for the year was at 21.02% compared to 20.60% in the previous year as increase in product prices during the year was offset by increase in raw material prices on account of high crude oil prices globally, resulting in high Naphtha and Propane prices.

Other income for the year was Rs 132 crore (US$ 30 million), compared to Rs 101 crore for the previous year.

Interest expense for the year stands reduced by 61% to Rs 87 crore (US$ 20 million), primarily due to reduction in outstanding debt.

Depreciation for the year was higher by 7% at Rs 506 crore (US$ 116 million), compared to Rs 472 crore for the previous year, due to depreciation on assets capitalised during the year.

Profit before non-recurring item (Voluntary Retirement Scheme) and tax increased 127% to Rs 1,088 crore (US$ 249 million) from Rs 480 crore in the previous year.

IPCL is positioned to take maximum benefit from cyclical upswing

During the year, there was an extraordinary, non-recurring expense of Rs 62 crore (US$ 14 million) on account of the settlement relating to the Voluntary Retirement Scheme implemented during the year as a result of which 680 employees opted for early retirement.

Cash profits increased to Rs 1,426 crore (US$ 326 million), compared to Rs 801 crore for the previous year, registering a growth of 78%.

Net profit increased to Rs 786 crore (US$180 million) which is 188% higher over last year. The Net Profit has increased from Rs 107 crore in FY 01-02 to Rs 786 crore in FY 04-05, reflecting an increase of 7.34 times, after Reliance acquired management control in June 2002.

IPCL's paid up equity share capital stood at Rs 249 crore (US$ 57 million).

Earnings Per Share (EPS) is Rs 31.65 (US$ 0.72) and Cash Earnings Per Share (CEPS) is Rs 57.45 (US$ 1.31).

A dividend of 45% has been declared. The corresponding dividend payout will be Rs 112 crore (US$ 26 million). In addition, tax (inclusive of surcharge and education cess) of Rs 16 crore is payable by the Company on distribution of dividend.

Capital expenditure during the year was Rs 147 crore (US$ 34 million), primarily on account of minor expansions and renewal of assets.

IPCL contributed a total of Rs 1,897 crore (US$ 434 million) to the national exchequer in the form of various taxes.

IPCL's long term debt is rated "AA" and short-term debt is rated P1+ by CRISIL.

IPCL's gross debt was Rs 760 crore (US$ 174 million) on March 31, 2005 compared to Rs 2,166 crore on March 31, 2004, registering a decline of 65%. IPCL's gross debt equity ratio including long term and short-term debt as on March 31, 2005 stood at 0.43 as against 1.19 on March 31, 2004.

The Company's long-term debt as on March 31, 2005 stood at Rs 687 crore (US$ 157 million). Of this debt, 70% represented foreign currency denominated debt.

Reliance Telecom will soon be expanding their services to another 500 towns

Reliance Telecom

Reliance Telecom Limited (RTL), which began operations in 1997-98, provides GSM services in 7 telecom circles covering 206 towns in 11 Indian states.

RIL and its subsidiaries hold 35.6% of RTL after the 10 percent holding of Nynex International (Asia) Limited was acquired in April 2004.

- Despite stiff competition, RTL's subscriber base grew by 3.25 lakhs to reach 1.12 million, reflecting 41 percent growth. RTL is increasing its radio capacity to cater to increased traffic as a result of increase in usage and subscriber base.
- Due to competition, we had to reduce our tariffs considerably and are therefore witnessing a decline in the ARPU in the Eastern Region circles which limited the revenue jump to 25 percent.
- The Department of Telecom (DOT), India had earlier directed that prepaid services should be discontinued in the states of Assam and the North East. In compliance, we had completed our subscribers' plan migration to postpaid services. However, in November 2004, DOT allowed the re-launch of prepaid services in the region for a trial period of 3 months. Subsequently, this service has been reintroduced.
- With the recent launch of our Kolkata GSM operation, we have been able to fill up the gap in the eastern corridor. Our GSM services are now available in all the Eastern Region Circles.
- RTL has drawn up ambitious plans to expand services in another 500 towns in the coming months.
- The summary of total assets of RTL as on March 31, 2005 and the performance for 2004-05 is as under:

	Rs crore
Total Assets	513
Total Income	453
Net Profit	11

Reliance Infocomm (RIC)

RIC commenced operations with the launch of its wireless business in May 2003 followed by frantic growth in operations. The fiscal year ended March 2005 was a period of consolidation. During the year, RIC focused on improving its business processes and systems, credit monitoring and customer satisfaction.

RIC currently offers services in 20 circles across the country through its next generation fibre optic backbone spanning more than 70,000 route kms. It has also acquired a license for the J&K circle.

- As on March 31, 2005, RIC has 10.64 million mobile, fixed wireless and fixed line customers.
- RIC was awarded the CDMA Development Group's 3G CDMA Industry Achievement Award for International Leadership in 2004.

RIC's performance is being continuously benchmarked against the best in the industry. This has enabled it to improve margins and register a healthy performance both in operational and financial terms. RIC turned in a net profit in the last quarter of 2004-05, a major achievement for a telecom company in just its second year of operations.

Summary of the total assets, as on March 31, 2005 and the performance of Reliance Communications Infrastructure Limited and its subsidiaries including Reliance Infocomm Limited on a consolidated basis is as under:

	Rs crore
Total Assets	29,007
Total Income	8,058
Net Profit after tax and minority interest	52

Reliance Infocomm is expanding its coverage area to 5,700 towns

Wireless business

RIC has emerged as one of the leading wireless service providers in the mobile and fixed-wireless categories in the country.

- Our subscriber base stands at 10.57 million at the end of March 2005 – 9.34 million digital mobile and 1.23 million fixed wireless connections.
- This registers a 51 percent growth over the previous year. The reported wireless subscriber base is after a one-time company initiated churn of 0.98 million subscribers in March 2005.
- RIC is currently implementing its Phase-II expansion project to increase its coverage area. At the end of March 2005, the coverage stood at 2,787 towns.
- By the end of Phase II, wireless services would be available in 5,700 towns and would also cover about 4 lakh villages, providing a much superior reach and coverage.

The focus of our wireless business during the year was on strengthening internal and external processes and systems. Some notable achievements are:

- Complete end-to-end computerisation of the customer acquisition process
- Integration of the customer care system with the billing system
- Achievement of zero error rate billing.
- RIC has obtained ISO 9001-2000 certification for its billing processes.
- The customer care center completed the COPC (Customer Operations Performance Centre), the USA certification process, in December 2004, reinforcing commitment to better customer experience.
- Moving towards a customer-centric organization, a new concept of CIOU (Customer Integrated Operations Unit) has been adopted. This assigns customer ownership at the smallest unit in the organisation. Each customer is mapped to a CIOU which becomes responsible for all customer related processes— pre and post acquisition.
- RIC has also expanded its customer interface points across the country by increasing the number of company owned stores –Webworlds and Webworld Expresses–to 1,312 at the end of March 2005.

Since the launch of prepaid services in the last quarter of the previous year, concerted efforts were made during the year to drive prepaid acquisitions.

- RIC has successfully migrated marginal and low credit worthy subscribers from the postpaid to the prepaid platform. This has resulted in a more manageable base of high end postpaid customers for delivering superior quality services.
- Prepaid subscribers now account for more than two thirds of the total subscriber base.

A wide variety of handsets are now available at the low as well as high end at attractive prices, offering more choice to customers.

- We offer flexibility to the customer to buy any RIC certified handset from the open market. A GSK (Get Started Kit) pack enables them to activate an unprovisioned handset using a PIN.
- In addition, the novel concept of an HCC (Handset Change Card) was launched to facilitate the subscriber to change handsets while retaining his original mobile number. The card acts like a virtual SIM. This move is expected to fuel a secondhand market for handsets and further bring down the entry cost for new customers.
- As in the past, RIC introduced customer friendly tariffs, both for prepaid and postpaid segments, to enhance customer delight.
- RIC pioneered the concept of "Unlimited Calling" offering unlimited on-net calls to other Reliance numbers. These products have been well received in the market and have created a unique value proposition which is difficult to match by competition that is constrained by network capacity.
- E-recharge facility was also launched on prepaid services, offering customers the flexibility to opt for any denomination.

R-World, the wireless data applications platform, offers more than 150 applications. Some unique applications include railway reservation, mobile banking, e-mail access and others. The R-world services, which were hitherto free, have been made chargeable with effect from April 1, 2005.

R-Connect, our wireless Internet access service, has received a good response as it offers better speed than dial ups. The new unlimited data plans and attractive tariffs have given a boost to R-Connect usage.

Data cards which enable laptop users to access the Internet anywhere on the RIC network have also evoked a good response.

The PCO business was launched in May 2004. In the very first year, it gained a significant share of the STD PCO market establishing over 3 lakh PCOs by the end of March 2005 – a result of focused marketing efforts and innovative delivery mechanisms.

Broadband business

Enterprise broadband services commenced operations during the year and are available in 29 important cities in India. More than 14 products and services have been launched successfully till date across voice telephony, internet and data networking solutions and the collaborative applications and solutions space.

- RIC has taken the initiative to expand network coverage beyond the existing 29 cities/towns. Simultaneously, we strive to overcome challenges posed by faster roll out of last mile connectivity.
- Enterprise broadband services have created a niche by offering unique, innovative and technically superior products like Reliance Single Number, Digital Electronic News Gathering, IPLC pay per use and others.

Within a short time, the services have made inroads into some of the leading companies, mainly in the BFSI, Media, FMCG, IT and ITES services sector.

- The enterprise business has successfully implemented a well-integrated OSS-BSS architecture capable of handling multi product multi location orders and service.

The ISO 9001-2000 certification was received for all business operations functions of the enterprise broadband business. This underlines the focus on our smooth and efficient business processes.

- Consumer broadband services, offering Triple Play–Voice, Video and Data–are currently undergoing trials in a few thousand homes. Various technology options are being evaluated before the commercial rollout of services on a large scale.
- The consumer broadband project will be an extension of the enterprise broadband project sharing the same fibre network, extending it further to connect households.

Reliance IndiaCall, our high quality calling card service in the USA and Canada, enables customers to call any number in India at a highly competitive rate

International business

In May 2004, RIC launched "Reliance IndiaCall" – a calling card service in the USA and Canada through its 100 percent subsidiary, Reliance Communications International Inc., USA.

- This high quality service enables customers to call any number in India at a highly competitive rate. It has gained immense popularity in the market enabling RIC to gain leadership of incoming ILD minutes. The product is offered exclusively over the internet through credit card payments.

The integration of Flag Telecom, a 100 percent subsidiary of RIC, has been successfully completed. This provides a seamless flow of information for pre and post sales delivery functions.

- Flag has recently started work on its new terabit submarine cable network FALCON. This will connect Egypt to India with multiple landings in the Arabian Gulf. This cable will connect to Flag's global network and provide end-to-end reliable connectivity from the Middle East and India to most of the major cities around the globe. FALCON will start providing connectivity to the Gulf countries by the end of 2005.

Reliance Energy

Reliance Energy Limited (REL) is India's leading private sector utility group, with aggregate group revenues of around Rs 9,500 crore (US$ 2.2 billion), and gross fixed assets of Rs 10,700 crore (US$ 2.4 billion). It is also India's most valuable private sector power company, with market capitalisation of over Rs 9,500 crore (US$ 2.2 billion).

REL has made significant strides in its operational as well as financial performance during 2004-05. The highlights of REL's performance for the year 2004-05 are:

- Total income of Rs 4,593 crore (US$ 1.05 billion), against Rs 3,583 crore in the corresponding previous financial year, an increase of 28 percent.
- Cash profit of Rs 970 crore (US$ 222 million), against Rs 686 crore in the corresponding previous financial year, an increase of 41 percent.
- Net profit of Rs 520 crore (US$ 119 million), against Rs 367 crore in the corresponding previous financial year, an increase of 42 percent.

REL is India's leading private sector utility group, with aggregate group revenues of around Rs 9,500 crore

The 42 percent growth in net profit was achieved, after taking into consideration higher provisions/ expenses aggregating Rs 180 crore (US$ 41 million) for the year ended March 31, 2005. Excluding the above, the net profit would have been higher at Rs 700 crore (US$ 160 million), an increase of 91 percent.

Reliance Energy ranks third among Indian private sector companies in terms of net worth. As on March31, 2005, the net worth of the Company stood at Rs 6,339 crore (US$ 1,449 million).

REL remains debt free at the net level, and enjoys the top-end ratings of 'AAA' and 'Ind AAA' by CRISIL and FITCH, respectively, clearly indicating financial conservatism. A conservative capital structure, as reflected by a zero net debt position as on March 31, 2005, coupled with strong cash reserves provide a robust platform for our future growth.

The turnover of our EPC and Contracts Division was Rs 1,235 crore (US$ 282 million) during the year under review. This division had a record order book position of about Rs 3,500 crore (US$ 800 million) as on March 31, 2005, as against Rs 1,200 crore in the previous year, an increase of 192 percent.

REL's Dahanu Power Station received international recognition during the year. It was named as one of the world's top 12 plants of 2004 by Platts POWER magazine, in its July/ August 2004 issue, based on several selection criteria such as operational efficiency, minimal environmental impact, technology use, financing structure, etc.

REL's two distribution companies in Delhi also achieved a notable improvement in both operational and financial performance during the year.

- The aggregate total income of the two Delhi distribution companies during the year under review was Rs 3,248 crore (US$ 742 million), as against Rs 2,587 crore in the previous year, an increase of 26 percent. The aggregate Profit before Tax (PBT) was Rs 179 crore (US$ 41 million), as against Rs 149 crore in the previous year, an increase of 20 percent.
- The aggregate technical and commercial (AT&C) losses have reduced from the actual opening loss levels of 51.5 percent and 63.2 percent in BSES Rajdhani and BSES Yamuna respectively, to 40.9 percent and 50.2 percent respectively at the end of the financial year ended March 31, 2005.
- The year 2004-05 witnessed various steps and initiatives to meet Reliance Energy's commitment to international standards of customer service. The stress was on consumer interface initiatives with the aim of achieving world-class standards.

In a move to further consolidate its position as one of the most consumer friendly utilities in the world, Reliance Energy has launched the first of its kind 'Multilingual Power Bill' in Mumbai. With this move, the Company has become the only utility company in the world to offer multilingual billing choice in as many as 19 Indian languages.

Taking forward the philosophy of offering the customer the bill in his / her language, REL introduced another pathbreaking initiative by launching bills in braille for the visually impaired.

REL is committed to expanding its customer base in its distribution business through new licenses, through open access on existing networks, and /or through participation in the privatisation process of state owned distribution assets. The Company plans to set up gas, wind, hydro and coal based power generation projects, to match its distribution capability. The Company is also exploring growth opportunities in the power transmission sector.

Reliance Energy, through a special purpose vehicle viz. Reliance Energy Generation Limited is setting up a 3,740 MW gas based mega power project at Dhirubhai Ambani Energy City, near Dadri in the state of Uttar Pradesh. With an initial investment outlay of about Rs 11,000 crore (US$ 2.5 billion), the power project, to be developed in phases, will also be the world's largest gas based power generating plant at a single location.

Reliance Energy aims at a leadership role in creating world-class power infrastructure in the country in pace with regulatory changes and reforms in the domestic power sector.

Major products and brands

Business/ Brand	Product	Brand Logo	End Uses	Technology Partner
Exploration & Production	Crude Oil and Natural Gas		Refining, power, fertilisers, petrochemicals and other industries	
Refining	Liquefied Petroleum Gas (LPG)	Reliance Gas	Domestic and industrial fuel	
	Propylene		Feedstock for polypropylene	
	Naphtha		Feedstock for petrochemicals such as ethylene, propylene & fertilisers, etc. and as fuel in power plants	
	Gasoline		Transport fuel	
	Jet / Aviation Turbine Fuel		Aviation fuel	
	Superior Kerosene Oil		Domestic fuel	
	High Speed Diesel		Transport fuel	
	Sulfur		Feedstock for fertilisers, pharmaceuticals	
	Petroleum Coke		Fuel for power plants and cement plants	
Polymers				
Repol	Polypropylene (PP)	REPOL	Woven sacks for cement, foodgrains, sugar, fertilisers; leno bags for fruits & vegetables; TQ & BOPP films and containers for packaging textiles, processed food, FMCG; office stationery; components for automobile and consumer durables; moulded furniture & luggage; houseware; geotextiles; fibres for socks, sports wear; soft luggage	Dow-UCC, USA
Relene	High Density Polyethylene (HDPE)	RELENE	Woven sacks; raschel bags for fruits & vegetables; containers for packaging edible oil, processed food, FMCG, lubricants, detergents, chemicals, pesticides; industrial crates & containers; carrier bags; houseware; ropes & twines; pipes for water supply, irrigation; process industry & telecom	Novacor, Canada
Reclair	Linear Low Density Polyethylene (LLDPE)	RECLAIR	Films for packaging milk, edible oil, salt, processed food; rotomoulded containers for storage of water; chemical storage and general purpose tanks; protective films and pipes for agriculture; cable sheathing; lids & caps; masterbatches	Novacor, Canada
Reon	Polyvinyl Chloride (PVC)	REON	Pipes & fittings; door & window profiles; insulation & sheathing for wire & cables; rigid bottles & containers for packaging applications; footwear; flooring, partitions, roofing; I.V. fluid & blood bags	Geon Company, USA
Relpipe	Poly-Olefin (HDPE & PP) Pipes	RELPIPE	Irrigation, water supply, drainage, industrial effluents, telecom cable ducts, gas distribution	
Chemicals				
Relab	Linear Alkyl Benzene (LAB)	RELAB	Detergents	UOP, USA
Acrylic				
Recrylon	Wet Spun Acrylic Fibre	RECRYLON	Hosiery, dress material, blanket, carpet & furnishing fabric	Asahi, Japan
Recrylic	Dry Spun Acrylic Fibre	RECRYLIC	Shawl, sportswear, sock, hosiery & upholstery	DuPont, USA

Business/ Brand	Product	Brand Logo	End Uses	Technology Partner
Polyester				
Recron	Staple Fibre Filament Yarn Texturised Yarn Twisted/Dyed Yarn	Recron™	Apparel, home textile, industrial sewing thread, automotive upholstery, carpets, canvas, luggage, spunlace & non-woven fabrics	E.I. DuPont, USA Zimmer, Germany Barmag, Germany Toray, Japan Murata, Japan ICI, UK Rieter, Switzerland
Recron Stretch	Stretch yarns for comfortable fit and freedom of movement	Recron™ Stretch	Blouse material, denim, shirting, suiting, dress material, T-shirt, sportswear, swimwear, medical bandages, diapers	
Recron Cotluk	Cotton Look, Cotton Feel Yarns	Recron™ Cotluk	Dress material, shirting, suiting, furnishing fabric, curtain, bed sheet	
Recron Dyefast	Can dye at boiling water temperature with high colour fastness	Recron™ Dyefast	Ladies outerwear, feather yarn for knitted cardigan, decorative fabric & home furnishing	
Recron Superblack	Dope dyed black with high consistency in shade	Recron™ Superblack	Apparel, automotive, non-woven & interlining	
Recron Superdye	Bright, brilliant colours and soft feel, low pill	Recron™ Superdye	Woven & knitted apparel, furnishing & home textile	
Recron Fibrefill	Hollow fibres with high bounce and resilience	Recron™ Fibrefill	Pillows, cushions, quilts, mattresses, furniture, toys & non-wovens	E.I. DuPont, USA.
Recron 3S	Secondary Reinforcement Product	Recron™3s	Construction industry (concrete/mortar), asbestos cement (sheet & pipe), paper industry (conventional & speciality), battery industry, wetlaid industry (wall papers, filtration, wipes & hygiene products)	
Recron Certified	Quality Certified Sleep Products	Recron™ Certified	India's first certified Pillows, Cushions & Bedcovers, made as per the quality norms and inputs specified by Reliance	
Relpet	Polyethylene Terephthalate (PET)	relpet relpet plus	Packaging-water, soft drinks, beverages, confectionary, pharmaceutical, agro-chemical, food products	E.I. DuPont, USA Sinco, Italy
Fibre Intermediates	Paraxylene (PX) Purified Terephthalic Acid (PTA) Mono Ethylene Glycol (MEG)		Raw material - PTA Raw material - Polyester Raw material - Polyester	UOP, USA ICI, UK /DuPont ABB Lummus Crest Netherlands (Shell Process)
Textiles				
Vimal	Suitings, Shirtings, Dress material, Sarees	VIMAL®	Fabrics	
Harmony	Furnishing fabrics, Day curtains, Automotive upholstery	Harmony	Furnishings, home textiles	
RueRel	Suitings	Vimal RueRel	Fabrics	
V2	Ready-to-stitch, Take away fabric	V2	Fabrics	
Reancé	Readymade garments	Reancé	Suits, shirts & trousers	

Growth is Strength

Our conservation efforts seek to make our processes more cost effective and energy efficient

Growth is conservation

At Reliance, energy conservation efforts seek to reduce the unit cost of fuels and to improve efficiencies in energy intensive processes. While production volumes have been increasing, our specific energy consumption is reducing consistently as shown in the table below:

Site	Unit	2003-04	2004-05
Patalganga	MMKcal/MT	3.21	3.12
Hazira	MMKcal/MT	2.02	2.01
Jamnagar	Fuel & loss, % on crude	9.95	9.76

At Naroda

- High cost liquid fuel was replaced with low cost natural gas. In addition, captive power generation has gone up with the export of power to the Gujarat Electricity Board (GEB). Besides bringing additional revenue, this has also helped increase the heat rate of the generating systems. Maintaining the power factor close to unity resulted in a reduction in the GEB bill and losses across reactors.

At Jamnagar

- An innovative low-pressure flare gas recovery project was commissioned in October 2004. This resulted in a dual benefit: it eliminated environmental emissions and utilised waste gas as fuel gas.
- Reliance has adopted a disciplined approach to energy conservation by way of pinch analysis, reducing heat losses through insulation, use of low-pressure steam in place of high-pressure steam and increasing waste heat recovery from the stacks. This has paid rich dividends at all our manufacturing sites.

At Patalganga

- A team from the Confederation of Indian Industry visited our site in Patalganga in order to experience our energy management systems and related initiatives.
- In October 2004, our complex at Patalganga organised a two-day seminar cum workshop on a Ministry of Power-promoted Clean Development Mechanism (CDM), to identify schemes for carbon trading with developed countries under the Kyoto protocol.
- The company has also taken a leadership position by organizing an 'All Sites Energy Meet 2004' to share best practices in energy conservation. One hundred engineers from all group complexes and sites participated and generated ideas for implementation.

Growth is innovation

Our R&D efforts in Polyesters and Polymers help us in developing new and improved products.

Our research and development programmes

The Reliance Technology Centre (RTC) was the hub of all polyester R&D activities. Some of the highlights are:

- Process troubleshooting and development of NG-3 technology to support commercial demonstration of technology at Hazira
- Development of differentiated grades of PET for novel applications
- Development and commercial demonstration of Recron 'Stretch' for comfort stretch applications, and of Recron 'Mircelle' with ultra micro denier yarn
- Demonstration of 'Dyefast' polyester fibres.
- Process development and plant demonstration of super high tenacity fibres.

R&D efforts in the **polymer sector** continued towards new and improved product development, catalyst-chemical-additive development and process improvement in addition to IPR.

During the year, a US Patent on a polypropylene catalyst system was granted to Reliance. This was a notable milestone for the Hazira R&D centre.

Two more international patents are being filed as PCT application in the research area of polyolefin catalyst and high performance stereo regulating donors for polypropylene.

A breakthrough was achieved in the development of next generation RELCAT 100 X and RELDONOR Technology for Polypropylene.

- RELCAT 100 X technology involves the development of a high generation morphologically-controlled catalyst and improved products.
- RELDONOR Technology has provided the opportunity to improve catalyst performance as well as product characteristics without bringing change into the solid catalyst technology.
- Reliance continued to sponsor and participate in various research programmes at premier institutes in India and abroad including Polymer Institute, Brno, Czech Republic and IIT Bombay.
- Reliance's partnership with the Council of Scientific and Industrial Research (CSIR) under the New Millennium Indian Technology Leadership Initiative (NMITLI) continued and progressed towards developing technology in various areas of polymers and chemicals.

The Six Sigma initiative has been implemented to achieve Zero Defect work culture

Growth is quality

Reliance's commitment to excellence and our efforts to continually enhance the quality of all products, processes and services contribute largely to our leadership in major businesses

Six Sigma

With a mission to achieve Zero Defect work culture, Reliance launched the Six Sigma initiative in February 2004.

Six Sigma was deployed across all aspects of businesses, manufacturing and service functions to help us improve processes, boost productivity, reduce inventory and improve quality.

- A team of 25 full-time Black Belts is spearheading cross-functional high impact projects throughout the company.
- Benefits from ongoing projects have been assessed at Rs 140 crore.
- Three of our Six Sigma projects were rated as the top three projects at the 50th year celebrations of the Indian Statistical Institute, Bangalore in March 2005.
- One Six Sigma project at Hazira has won an award at the American Society for Quality conference held at Seattle in 2005.
- By March 2006 we plan to train about 40 percent of our supervisory staff in Six Sigma methodology. This will motivate them to work towards achieving world-class performance. In turn, this is expected to bring about increased satisfaction for the customer and the shareholder.

Quality management

During the year, several new initiatives were taken to improve and strengthen quality management systems at our sites.

- At the newly acquired RPCL facility, QA/QC systems were put in place at the time of plant start up – resulting in reliable results from the start.
- Total Quality Management was introduced in all the laboratories at Jamnagar.
- The 5 S programme was introduced at laboratories for inventory and document management.
- Inter laboratory testing across the Reliance group has been made a regular feature to monitor the reliability of analytical services.
- Suggestion schemes have been introduced to encourage the involvement of all employees in quality related activities - eighteen employees received awards.

Reliance's efforts on the quality front continued to receive recognitions:

- The Jamnagar laboratory received recognition on the analytical front from CEMILAC (Centre for Military Airworthiness and Certification) for its high level of Quality Confidence and Control Measures.

- For each month during the year, Reliance received Golden certificates from Shell Global Services for Excellence in Reliability of Testing and Results.
- Reliance's laboratory was accredited for conforming to QMS as per ISO/IEC 17025 by NABL.

Growth is care for good health

Reliance's occupational health centers carry out pre-employment and periodic medical checkups as well as other routine preventive services. Specialised tests like biological monitoring, health risk assessment studies and audits for exposure to various materials are also performed.

Health education and awareness form an integral part of the health care programme at Reliance.

- Medical teams regularly conduct health awareness programs to address life style diseases such as hypertension, diabetes, heart disease and stress.
- They are also at the forefront in organizing health promotion activities for continuous improvement in the workplace environment.

One such initiative in occupational health and safety, Project CASH, Change Agents for Safety and Health, has been introduced at all our manufacturing sites.

- The objective is to bring about a positive change and continual improvement in occupational health practices at the workplace as also attitudinal and behavioural changes amongst our people.
- The project has led to the prevention of work related diseases, injuries, reduction in absenteeism and ultimately to improvement in productivity levels.

As a founder member of the India Business Alliance of the World Economic Forum, Reliance has resolved to share the responsibility of eradicating and containing the spread of conditions such as Tuberculosis (TB) and HIV/AIDS.

- To achieve this, the company has entered into collaboration with a large number of agencies working on these issues to create unique Public-Private Partnerships (PPP).
- The well-equipped DOTS Therapy & Microscopy centres established at the Community Medical Centers at Hazira and Jamnagar cater to a total population of approximately 150,000 each.
- The centres adopt a two-fold approach for detection and control of TB - one focused on the workplace and the other at the village level, involving the local population and families of our workers.
- The centres also provide comprehensive health care to all those affected by Tuberculosis and HIV/AIDS. This is implemented through interventions like counseling, education, training, social and nutritional support.

Growth is care for safety

Issues of safety are given high priority at Reliance.

- A committee of Directors has been constituted for monitoring Health, Safety and Environment standards and practices. This is to ensure that our safety management systems are world class and that we are striving to achieve zero incidences at the work place.

We realise that as a world leader in manufacturing, we need to put safety management systems in place.

- We partnered with DuPont to evaluate safety management systems at all our sites. The exercise was spread over three months and the evaluation study has opened up new avenues for improvement.
- Our aim is to graduate from the present *Dependent Safety* culture to the *Interdependent Safety* culture where the safety of the employee at the site is taken care of not just by the individual himself but also by all other employees in the vicinity.

At Hazira, a pure oxygen aeration system for effluent treatment has tangibly brought down levels of pollution

- Besides employees, the transport drivers and cleaners who come to the sites to load products are given training in safety awareness measures prior to their entry to the site.
- An inter-site benchmarking is done regularly to encourage healthy competition between sites.
- Our Jamnagar site participated in the benchmarking done by Shell Global International. The Total Recordable Cases Frequency Rate (TRCFR) for Jamnagar this year is 0.89 as against 2.94 during the previous year.
- Our Hazira site received the Occupational Health and Safety Assessment Series (OHSAS 18001) certification in May 2004 - the first site in the Reliance group to achieve this certification.

Growth is care for the environment

Reliance believes that a clean environment in and around the workplace fosters health and prosperity for the individual, the group and the larger community to which they belong.

Environmental protection is an integral part of the planning, design, construction, operation and maintenance of all our projects.

- Structured environmental monitoring, management systems and regular audits ensure compliance to all environmental protection laws.
- A high-powered Environment Health and Safety (EH&S) group at each complex monitors and audits performance.

At Jamnagar

Various environmental and process measures have been implemented for conservation of natural resources:

- A reverse osmosis (RO) plant is being set up to treat wastewater streams to recover water for special purposes like medicinal plantation and others from the effluent treatment plant and cooling towers. The treated wastewater will replace desalinated water for horticulture purposes, and will lead to savings in desalinated water.
- A flare recovery unit for the Coker, designed and implemented with in-house expertise, was commissioned to recover the gases that were lost during drum changeover. This is the first such instance in the world, resulting in the recovery of over 40 tonnes of gas per day.
- Our ISO 14001 certified Jamnagar refinery has set up key objectives to ensure ongoing efforts at environment protection. These include total recycling of treated effluents, and the development and implementation of leak detection and leak repair programmes.
- To keep employees updated on environmental and safety measures, various training programs on Environment Management Systems, in-house mock drills for marine oil spill response and environmental monitoring are conducted regularly.

Reliance is conducting studies that will help in designing safe and environmentally sound operations to support sustainable development.

- For the first time in India, a defined scientific study has been initiated off the East coast to understand the behavioural pattern of marine fauna.
- Similarly, a scientific study has also been initiated off the West Coast to capture the existing status of the flora and fauna.

At Hazira

We have developed an Integrated Management System encompassing the requirements of ISO 9000, ISO 14001 and OHSAS 18001.

- Conservation of water has been maximised by reuse and recycling of wastewater.
- A pure oxygen aeration system was introduced in the central effluent treatment plant to enable maximum reuse and recycling and to achieve treated wastewater quality 60 percent lower than the prescribed standards.

Water Consumption at the Hazira Petrochemical Complex

	00-01	01-02	02-03	03-04	04-05
Water consumption (M3/MT)	5.6	5.4	5.2	4.9	**4.6**

Wastewater generation at the Hazira Petrochemical Complex

	00-01	01-02	02-03	03-04	04-05
Effluent generation (M3/MT)	2.27	2.03	1.73	1.61	**1.47**

- As a unit that is committed to global environment conservation, the consumption of ozone depleting substances has been reduced by 53 percent by use of the Freon Recovery Unit.
- Nearly 20,000 trees were planted this year, taking the total tree count to 200,000. Approximately 84 acres of land have been landscaped in the complex.

At Patalganga

We have voluntarily adopted the codes of practice of the Responsible Care (RC) initiative and have also implemented the ISO 14000– Environmental Management System, demonstrating our commitment to continually improving environmental performance.

- Various steps were undertaken to improve the effluent treatment plant performance. 95 percent of the cooling water make-up is treated recycled water. Biogas generated from the anaerobic treatment processes is utilised as fuel in the heaters, and heat from the steam generator flue gases is utilised in a spin flash dryer system for drying of bio-sludge. Processes are also being developed for vermi-composting of bio-sludge from the effluent treatment plant.
- The Patalganga Complex has collaborated with industry associations and regulatory bodies to develop a common effluent treatment plant. This plant is based on an upflow anaerobic sludge blanket (UASB) technology, with post aerobic facility and a state-of-the-art sludge handling system.

Gas Transportation and Infrastructure Company Limited (GTIL), a subsidiary of Reliance, is in the pre-project development phase of setting up of gas / hydrocarbon pipelines.

- The design, construction, operation and maintenance of the pipelines will be driven by a concern for utmost safety for the facilities and the local community as also for a minimal impact on the environment.
- GTIL has now obtained environment clearance from the Ministry of Environment & Forests, Government of India for four of its pipeline projects, with a length of approximately 3,200 kms covering six states.

The Patalganga complex has adopted the codes of practice of the Responsible Care Initiative to improve environmental performance

Growth is care for our people

At Reliance, we stress on quality of life. We are building with care, a workplace that proactively fosters professional as well as personal growth. There is freedom to explore and learn; and there are opportunities that inspire initiative and intrinsic motivation. We believe that people must dream to achieve, that these dreams will drive the company's excellence in all its businesses.

Reliance thinks, behaves, lives and thrives with a global mindset, encouraging every employee to reach his / her full potential by availing opportunities that arise across the group.

- With presence in 36 countries, Reliance offers global opportunities.
- With steady organic growth and consolidation of businesses, Reliance offers possibilities for cross-organisation, cross-discipline and cross-country career opportunities.

We now have 12,113 employees with an average age of 37 years.

Programmes for training and capacity building are given prime importance. This endeavour targets the technical and professional growth of our people.

- Reliance is associated with the Indian Institute of Management (IIM), Bangalore and the Indian Institute of Technology (IIT), Bombay. We have sponsored the participation of over 250 engineers in a customised Management course – MPRE (Management Program for Reliance Engineers) at IIM-Bangalore.
- We sponsored 91 science graduates and diploma holders to complete a Reliance Certified Engineering course with IIT-Bombay.
- Reliance conducted over 160,000 man-hours of training and 1,448 training programmes, covering 7919 employees. The Company also supported development of all other employees with a highly scientific Key Result Area (KRA) based Performance Management System and Career Mapping exercises.
- Reliance has embarked on developing a performance linked incentive scheme for all its employees with the assistance of reputed international consultants.
- The company also started a 'Manufacturing Leadership Programme' for its Senior Executives from Manufacturing, in association with Hewitt Associates.

Corporate citizenship

At Reliance, we think beyond business. As corporate citizens, we invest in social infrastructure, believing strongly that our business strength fuels our social contributions. To this end, Reliance encourages, funds and develops numerous education, health, human capital and infrastructure initiatives. These initiatives are undertaken through partnerships with non-governmental organisations, corporates and trusts.

Educational initiatives

Aligned with the goals and vision of the management, several educational initiatives have been proposed / established as leaps into the future. These ventures aim at building confidence, capacity, global mindsets and communication skills in young people—how they grow will shape and give direction to the growth of our country.

Dhirubhai Ambani Institute of Information and Communication Technology (DA-IICT), Gandhinagar, India

2004-05 was a landmark year for DA-IICT, Gandhinagar. It held its first Convocation in December 2004, where 95 graduates of its three postgraduate programs – M.Tech (ICT), MS(IT) and MS(IT Agri) - were awarded degrees.

DA-IICT, Gandhinagar, is a statutory university as per an enactment of the Government of Gujarat in the year 2003. Its status has been further acknowledged in November 2004 when the University Grants Commission (UGC) notified its inclusion in the list of universities maintained by it under Section 2(f) of the UGC Act.

- All eligible students of the first batches of the Institute's postgraduate and undergraduate programmes have been placed in leading companies.
- With the rapid growth in information technology and communications, there is a concurrent rising demand for ICT professionals. To meet this demand Reliance, through the DA-IICT Society, Gandhinagar proposes to expand DA-IICT's initiatives to other states. To begin with, two new DA-IICTs are proposed to be established at Kolkata and Srinagar. These will also be developed as world-class centres for higher education and knowledge management.

At Reliance, we think beyond business

Dhirubhai Ambani International School, Mumbai

The Dhirubhai Ambani International School commenced academic sessions in March 2003. The school provides international educational opportunities in the context of the emerging educational needs of students.

- The school prepares students for the Indian Certificate of Secondary Education (ICSE), Cambridge University's International General Certificate of Secondary Education (IGCSE) and the International Baccalaureate Diploma (IB) examinations. The school has 940 students. 90 faculty members with a rich experience in national and international curricula educate, mentor and guide the children through these developmentally critical years of growth.
- The very first batch of IB students has created an impressive record by securing admissions into prestigious universities in the US and UK. Out of 57 IB students, 47 applied to universities in the US and UK. All 47 have gained admission to schools of their choice.
- The school seeks to develop the creative potential in children, shaping them to be critical thinkers who appreciate cultural diversity and a global outlook. It hopes to achieve this through a blend of national and international curricular content and method as well as a synthesis of internationally acclaimed educational practices with India's rich educational and cultural heritage.
- As a step towards creating the idea of a human community, the school has recently opened the "Dhirubhai Ambani International School Akanksha Centre", in association with the Akanksha Foundation, an NGO working to educate slum children.
- The school served as a centre for collecting relief materials for those affected by the recent tsunamis. The response was warm and overwhelming.

Rewards and scholarships

The Dhirubhai Ambani Foundation (DAF) has instituted several rewards and scholar schemes over the years.

The Dhirubhai Ambani SSC Merit Reward Scheme and Dhirubhai Ambani Undergraduate Scholarship Scheme encourage and assist district level meritorious students to pursue professionally oriented higher education. Both the schemes, instituted in June 1996, are currently applicable in the states of Gujarat, Maharashtra, Goa and the Union Territory of Diu, Daman, Dadra and Nagar Haveli.

- These schemes are also suitably designed to encourage education of the girl-child and to mainstream the physically challenged.
- This year 575 meritorious students received Rewards and Scholarships under the schemes. Over the past 9 years, DAF has covered 4,234 students under these two schemes. Of these 314 are physically challenged.

We want to educate the girl child and we want to mainstream the physically challenged

The Reliance Kargil Scholarship Scheme was launched with the generous contribution of Reliance employees. It continued to support 383 children from 103 families of martyrs of the Kargil war as well as disabled soldiers.

The Dhirubhai Ambani Scholars Scheme was announced in 2003 to commemorate the silver jubilee of the company's listing on the Bombay Stock Exchange.

- Under the scheme, 900 meritorious children of Reliance shareholders were selected for the scholarships.
- More than 50 percent have joined Engineering Colleges while 13 percent are pursuing degree courses in Medicine. The rest are pursuing degree or diploma courses in various disciplines.

Healthcare initiatives

As with education, Reliance stresses one more key contributor to the country's human index factor – programmes and projects in areas of health awareness and management. Along with other pre-occupations, social infrastructure is foremost in our minds. Greater importance will be assigned to these efforts in the coming years.

Sir Hurkisondas Nurrotumdas Hospital and Research Centre (HNH&RC), Mumbai

The Dhirubhai Ambani Foundation joined the management of Sir Hurkisondas Nurrotumdas Hospital and Research Centre in December 1997 with the commitment to restore the hospital to its erstwhile glory by re-structuring the hospital services and setting up state-of-the-art technology in the field of healthcare that will conform to international standards.

HNH&RC offers tertiary level healthcare facilities that include cardiology, cardio-thoracic surgery, neurology and neuro-surgery, oncology, urology, nephrology, paediatric and neonatal surgery, gastroenterology, micro-ear surgery, retinal surgery and other services. Over 258 consultants in various areas of specialization drive and manage the activities. They are assisted by a staff of 1,000, including paramedical and other support. The centre also provides free and subsidised out-patient and in-patient treatment to the needy.

HNH&RC offers postgraduate qualifications in various specialisations awarded by the College of Physicians and Surgeons (CPS) and Diploma of the National Board (DNB).

HNH&RC offers M.Sc. and Ph.D. programs and also runs a Nursing School.

Sir Hurkisondas Nurrotumdas Medical Research Society (HNMRS), Mumbai

At HNMRS researchers are encouraged to move out of the four walls of the hospitals to carry out community-based studies.

- Recent projects include studies focusing on children. These include a study of acute and chronic adrenal insufficiency in severely ill children, and a study of calcium and Vitamin D status in children under 5 years of age.
- Studies on Tuberculosis in HIV positive cases and on the role of pseudomonas in nosocomial infections are nearing completion.
- A community based study on the prevalence of Type 2 diabetes was undertaken in a rural population in Malwan in Sindhudurg District.
- Microbiological studies on transfusion transmitted viruses received two prizes in two consecutive years at the All India Conference of Medical Microbiologists.

Dhirubhai Ambani Hospital, Lodhivali, Raigad

This state-of-the-art hospital was established seven years ago. It has served the population in the industrial and rural areas of Raigad District, Maharashtra.

- Besides taking care of hospitalisation requirements, the hospital provides poor patients and senior citizens free outpatient and subsidised in-patient treatment.
- It has provided critical intervention in the case of numerous highway accidents and saved lives by providing prompt, specialised and free life saving treatment. A total of 375 highway accident cases were treated last year.

Community development

At all manufacturing locations, care is taken to improve the quality of life in the surrounding communities. These community development programmes focus on key areas of healthcare, education, child welfare, and infrastructure development.

Reliance offers medical services at all its locations. This includes free outdoor medical services for nearby communities, outreach mobile medical services, family planning camps, blood donation drives, antenatal check-ups, vaccination centers, pulse polio camps, school health check-ups, diagnostic multi-disciplinary camps, eye camps and other outreach programmes.

At Jamnagar

- These included: cattle feed supply to cowsheds; organisation of community meals programmes benefiting 19,000 villagers in surrounding villages; safety awareness programmes to educate villagers in community safety; mobile medical van service to surrounding villages, multi-diagnostic medical camps and a village medical center.
- We carried out repairing of village roads, supply of drinking water through water tankers on need basis during the year.
- Reliance continued to support the Jamnagar Municipal Corporation and citizens in various community celebrations and activities.
- Support to the development of Dwarka continued; a project to construct a bypass road from the state highway to Gomati ghat was taken up for implementation.

At Hazira

- In fulfillment of the Millennium Development Goals and Agenda 21 guidelines, Reliance initiated a major outreach programme towards HIV/AIDS and TB intervention, by the creation of a DOTS (Directly Observed Therapy Short-term) centre. This unique and first of its kind Public-Private Partnership project, with 4,154 registered patients, has been recognized by UNDP and has been widely acclaimed. A campaign has been launched to replicate sustainable models countrywide.
- Eye camps, blood donation camps, a mobile dispensary catering to nearly 15,000 patients and a physiotherapy centre for mentally challenged children constituted some of the other healthcare initiatives at Hazira.
- As part of its education outreach, Reliance felicitated students and teachers, provided infrastructure, and initiated a 'Train the Teacher' programme to benefit community schools.

At Patalganga

- The complex hosted the 66th Senior National and Inter-State Table Tennis Championship in January 2005. Reliance organised the entire tournament and took care of the accommodation, food and transport for 654 participants.
- The Patalganga complex undertook several community health initiatives. These included organising an HIV awareness drive benefiting 500 tanker drivers, and a blood donation camp.
- The Patalganga team played an active role to protect the lives, environment and property of the neighbouring community by providing active support for various accidents and incidents related to fires and leaks.

Our DOTS Centre, a Public-Private Partnership, has been recognised by UNDP for its HIV / AIDS and TB intervention programmes

At the Harmony Centre, Older people rediscover themselves!

Reliance has undertaken several initiatives near the E&P project site in Andhra Pradesh. These include financial as well as administrative support for supplying drinking water, establishment of a primary health centre and distribution of books to children.

The scope of the Gokul Gram Yojana, being carried out under the Reliance Rural Development Trust (RRDT) with the support of the Government of Gujarat, was extended to 23 districts.

- Construction of 44 village roads, 151 community halls, 63 panchayat houses and 16 anganwadis was completed.
- Construction work on 447 new projects commenced in the villages - these include 14 village roads, 111 community halls, 67 panchayat houses and 255 anganwadis.

The Harmony Initiative

Harmony, an initiative of the Dhirubhai Ambani Memorial Trust, is dedicated to the cause of a growing population of Senior Citizens. The initiative, at present, has focus on three main areas.

- The Harmony Interactive Centre, in South Mumbai, provides a unique opportunity for senior citizens to interact and connect with their peers in a space of their own. The Centre also aims to sensitise people on issues pertaining to the elderly. Over the next few years, several such Centres will be established to further the Harmony vision.
- The magazine *Harmony*-Celebrate Age symbolises the inspiring and motivational voice of every Silver Citizen. The magazine is aimed at the 55 plus middle and upper middle class, English-speaking urban reader.

The paperless medium–www.harmonyindia.org–is positioned as the future voice of *Harmony*. The portal aims to create networking and awareness about the needs of the elderly and highlights the resources and opportunities available for seniors in India and their NRI friends and counterparts overseas. It reflects the overall image of *Harmony* as a single window information centre, a virtual platform meant to reach out to people from all strata of society globally and to create an opportunity for self-expression.

- Over 1000 enthusiastic Senior Citizens came together to Celebrate Age in the Harmony initiated 5 kms Senior Citizen Special Run, held in association with the *Standard Chartered Mumbai Marathon 2005* on January 16, 2005. The event placed the image of senior citizens in the forefront, helping increase awareness and sensitivity towards them.

Growth is achievement

Reliance's commitment to excellence and the management's outstanding performance brought in several national and international awards, rankings and recognition for the company.

Corporate rankings

RIL emerged as the first and only private sector company from India to feature in the 2004 Fortune Global 500 list of World's Largest Corporations, July 2004.

RIL was the only Indian private sector company to be listed in the Top-500 companies in the world in terms of market value in *BusinessWeek's The Global 1000 List*, July 2004.

Reliance emerged in top positions in the following in Business Barons – TNS Mode Opinion Poll for 2004, August 2004.

- The Reliance Group emerged as **India's Most Admired Business House** for the fourth consecutive year
- RIL emerged as India's **Most Admired Company** and was rated first in the poll on financial performance, returns to shareholders, growth prospects and ethics, and at second place on Management Quality

RIL received the following ranks in the survey by IMRB International based on a peer-perception survey published in *Businessworld*, November 2004

- No.2 among **India's Most Respected Companies**
- Emerged as **India's Most Dynamic Organisation**
- No.2 among **India's Most Globally Competitive Organisations**

RIL emerged as **Asia's Best Chemical Company** in the seventh annual survey of the **World's Best Companies in 2004** conducted by the *Global Finance* magazine, November 2004.

RIL received the following ranks in the seventh annual global survey of corporate reputation conducted jointly by PricewaterhouseCoopers and the *Financial Times*, November 2004:

- Ranked 9th in the Top 10 list of the **World's Most Respected Energy / Chemicals Companies**
- Ranked 3rd in India list of country-wise ranking of the **World's Most Respected Companies**
- Ranked 45th in the world list of **CEOs—Companies that create the Most Value for their Shareholders**
- Ranked 55th in **CEOs—Companies that demonstrate the Most Innovation**

RIL emerged as the **Petrochemicals Company of the Year** at the sixth annual Platts Global Energy Awards in New York, USA, December 2004

RIL was awarded **International Refiner of the Year 2005** at the World Refining and Fuels Conference in San Francisco, March 2005, USA, by Hart Energy Publishing LP. RIL was the first Asian company to be so honoured in the 20-year history of this award.

Health, Safety and Environment (HSE)

- **The Naroda Textile Division was awarded the Certification of OHSAS 18001 - 1999**, for Occupational Health & Safety Management Systems, May 2004.
- RIL emerged as **India's Greenest Company** amongst the private sector with an overall rank of No. 2 in a BT – ACNielsen ORG-MARG survey of shareholder perception published in *Business Today*, October 2004
- Greentech's Platinum Award in the petroleum refinery sector was awarded to the Jamnagar refinery for **Outstanding Achievement in Environment Management,** November 2004.

The Jamnagar complex received CII's 'Excellence in Energy Management Award' for the second successive year, October 2004

Energy Management

The Jamnagar refinery received the award for **Excellence in Energy Conservation** from the Federation of Gujarat Industries, April 2004.

Reliance refinery was ranked in the top position in **Shell Benchmarking 'Energy & Loss' performance** for the fourth consecutive year from around 50 refineries the world over, August 2004.

The Jamnagar complex received CII's **Excellence in Energy Management Award** for the second successive year, October 2004.

RIL won the following **National Energy Conservation Awards 2004**, December 2004.

- The Hazira and Jamnagar complexes claimed the first position in the Petrochemicals Sector and Refinery Sector respectively.
- The Patalganga complex received the special award in the Petrochemicals Sector.

The Jamnagar complex received the FICCI Award Certificate and Shield in recognition of its high degree of energy efficiency, excellent water and energy conservation practices, commendable waste management practices and excellent pollution control facilities with innovative features, December 2004.

Quality

The Hazira complex received top honours and bagged the **International Asia-Pacific Quality Award** in the category of **Big Industry Organisation of more than 250 employees**, September 2004.

RIL was awarded the **IT Excellence Award** for 2004 by NASSCOM, September 2004.

The Jamnagar complex received a total of 9 Gold Certificates from Shell Global Solutions, Netherlands under SMPCS (Shell Main Products Correlation Scheme) Quality Pacesetting for its excellence in testing of fuel products, December 2004.

Exports

RIL won the following Synthetic and Rayon Textiles Export Promotion Council (SRTEPC) awards for exports, March 2005:

- Three Gold Trophies, for the sixth year in a row, for exports in the year 2003-04
- The Gold for **Best Overall Export Performance** in the category of SRTEPC Special Award
- **Best Export Performance** in the categories of Polyester Staple Fibre and Polyester Filament Yarn

Management Awards

Mukesh D. Ambani was conferred the Asia Society Leadership Award by the Asia Society, Washington, USA, May 2004.

Mukesh D. Ambani ranked 13th in Asia's Power 25 list of The Most Powerful People in Business published by *Fortune* magazine, August 2004.

Mukesh D. Ambani was chosen Telecom Man of the Year 2004 by *Voice and Data* magazine, September 2004.

The Ambani brothers were the only two CEOs from one business group to feature amongst India's top five Most Admired CEOs. Anil D. Ambani ranked at number one and Mukesh D. Ambani at number five in *Business Barons*—TNS Mode Opinion Poll of India's Most Admired CEOs, published in *Business Barons*, September 2004.

Mukesh D. Ambani was conferred the World Communication Award for the Most Influential Person in Telecommunications in 2004 by *Total Telecom*, October 2004.

Mukesh D. Ambani ranked 42nd among the World's Most Respected Business Leaders and second among the four Indian CEOs featured in a survey conducted by PricewaterhouseCoopers and published in the *Financial Times*, London, November 2004.

Mukesh D. Ambani and Anil D. Ambani ranked No.2 by IMRB International in The Power 100 list of India Inc.'s Most Powerful CEOs, published in *The Economic Times* Corporate Dossier, December 2004.

Anil D. Ambani was adjudged CEO of the Year at The Platts 2004 Globa Energy Awards, December 2004.

Report on Corporate Governance

Reliance Industries Limited is in the forefront of implementation of Corporate Governance best practices. Keeping in view the Company's size, complexity, global operations and corporate traditions, the Reliance Governance framework is based on the following main principles:

- Constitution of a Board of Directors of appropriate composition, size and commitment to discharge their responsibilities and duties.
- Ensuring timely flow of information to the Board and its Committees to enable them discharge their functions effectively.
- Independent verification and safeguarding integrity of the Company's financial reporting.
- A sound system of risk management and internal control.
- Timely and balanced disclosure of all material information concerning the Company to all stakeholders.
- Transparency and accountability.
- Compliance with all the rules and regulations.
- Fair and equitable treatment of all its stakeholders including employees, customers, shareholders and investors.

For implementing the Corporate Governance practices, Reliance has a well defined policy framework consisting of the following:

- Reliance's Values and Commitments policy
- Reliance's Code of Ethics
- Reliance's Business Policies
- Reliance's Policy for Prohibition of Insider Trading
- A detailed programme of ethics management.

These policies and their effective implementation underpin the commitment of the Company to uphold highest principles of Corporate Governance consistent with the Company's goal to enhance shareholder value.

Corporate Governance issues have, of late, received serious attention from all over the world. Several international Committees set up by Stock Exchanges, other statutory authorities and Chambers of Commerce have come out with reports suggesting measures to strengthen Corporate Governance practices all over the world. New Acts, notable among them being Sarbanes-Oxley Act, Voluntary Codes from several industry associations have all led to a lively debate on the principles and practices of Corporate Governance. In India too, several reports on Corporate Governance issues have been submitted by independent committees, which culminated inter alia in the issue of revised Clause 49 of the Listing Agreement by the Securities and Exchange Board of India (SEBI). The last date for implementation of the revised Clause 49 has now been extended to December 31, 2005.

Reliance being a global company and committed to follow the best international practices in every respect of its corporate endeavour had also decided to revisit its Corporate Governance policies and practices in line with international trends. With expert assistance from Indian and international firms, Reliance has launched a programme to fully review its policies and practices of Corporate Governance with a clear goal to not only comply with statutory requirements in letter and spirit ahead of time limit but also implement the best international practices of Corporate Governance.

As a first step, a Board Committee, namely Corporate Governance and Stakeholders' Interface Committee, consisting of Independent Directors was set up to examine all Corporate Governance issues in detail and recommend appropriate policies to the Board. Under the guidance of the Corporate Governance and Stakeholders' Interface Committee the Company with the help of experts undertook a series of exercises in the following areas:

1) Preparation of Code of Business Conduct and Ethics for the Board of Directors and the Senior Management.
2) Improving the quality and frequency of information flow to the Board and the Audit Committee to enable them to discharge their functions effectively.
3) Thorough review of compliance requirements with reference to the revised Clause 49 of the Listing Agreement and establishment of monitoring mechanism.
4) Improve the system of disclosures to the Board and the shareholders in the interest of transparency and accountability.

5) Review of the system of internal controls and risk mitigation strategies to assist Audit Committee and the Board.

6) A programme to improve effectiveness of the Board by sharing best international corporate practices.

Based on these inputs and discussions the Corporate Governance and Stakeholders' Interface Committee recommended to the Board to adopt the following:

(a) Code of Business Conduct and Ethics for Directors and Senior Management incorporating best practices in Corporate Governance.

(b) Series of templates to ensure adequate and timely information flow to the Audit Committee and the Board on the functioning of the Company.

(c) A programme to adopt all the requirements of the revised Clause 49 though there is no mandatory requirement at present.

(d) Adoption of some of the best Governance practices prevalent in companies of similar stature in India and abroad.

The Board of Directors agreed with the recommendations of the Corporate Governance and Stakeholders' Interface Committee and decided to implement all the above suggestions in the larger interests of transparency, accountability and shareholder values. Reliance recognises that good Corporate Governance is a continuing exercise and reiterates its commitment to pursue higher standards of Corporate Governance in the overall interest of all the stakeholders.

In accordance with Clause 49 of the Listing Agreement with the Stock Exchanges in India (Clause 49) and the best practices followed internationally on Corporate Governance, the details of governance systems and processes including compliance by the Company with the provisions of Clause 49 are as under:

1. Company's philosophy on Code of Governance

Reliance's philosophy on Corporate Governance envisages attainment of the highest levels of transparency, accountability and equity in all facets of its operations, and in all its interactions with its stakeholders, including shareholders, employees, lenders and the Government. Reliance is committed to achieve and maintain the highest international standards of Corporate Governance. Reliance believes that all its actions must serve the underlying goal of enhancing overall shareholder value over a sustained period of time.

2. Board of Directors

The Company's policy is to maintain optimum combination of Executive and Non-Executive Directors. The Board of Directors of the Company (the Board) consists of 11 Directors, out of which 6 are Independent Directors. Composition of the Board and category of Directors are as follows:

Category	Name of Directors
Promoter Executive Directors	M.D. Ambani *Chairman & Managing Director* A.D. Ambani* *Vice Chairman & Managing Director* N.R. Meswani *Executive Director* H.R. Meswani *Executive Director*
Promoter Non-Executive Director	R.H. Ambani
Non-Promoter Executive Director	H.S. Kohli *Executive Director*
Independent Directors	M.L. Bhakta Y.P. Trivedi T.R.U. Pai** Dr. D.V. Kapur M.P. Modi S. Venkitaramanan Prof. Ashok Misra***

* Shri A. D. Ambani resigned as the Vice Chairman and Managing Director and also as a Director of the Company on June 18, 2005 and ceased to be a Director with effect from that date.

** Shri T.R.U. Pai passed away on January 26, 2005 and ceased to be a Director with effect from that date.

*** The Board has appointed Prof. Ashok Misra with effect from April 27, 2005, in the casual vacancy on account of death of Shri T. R. U. Pai.

Brief resume of the Directors who are being appointed or re-appointed at the ensuing Annual General Meeting, nature of their expertise in specific functional areas and names of companies in which they hold directorship and membership / chairmanship of the Board Committees are provided below:

a) Shri Hital R. Meswani

Shri Hital R. Meswani, age 36 years, graduated with honours in the Management & Technology programme from University of Pennsylvania. He received a B.S. degree in Chemical Engineering and a B.S.Econ. (equivalent to B.B.A.) from the Wharton Business School, both from University of Pennsylvania, USA. He joined Reliance Industries Limited in 1990. He is on the Board of the Company as an Executive Director since August 4, 1995, with overall responsibility of Petroleum Division, all manufacturing and project activities of the group including Jamnagar, Patalganga and Hazira complexes. He is the brother of Shri Nikhil R. Meswani, one of the Directors of the Company.

Shri H. R. Meswani is also on the Board of Reliance Industrial Investments and Holdings Limited and is also the Chairman of its Audit Committee.

b) Shri Ramniklal H. Ambani

Shri Ramniklal H. Ambani, age 80 years, has been one of the seniormost Directors of the Company since January 11, 1977. He is the elder brother of Late Shri Dhirubhai H. Ambani and has been instrumental in chartering the growth of the Company during its initial years of operations from its factory at Naroda, Ahmedabad. He along with the Founder Chairman Late Shri Dhirubhai H. Ambani set up and operated the textile plant of the Company at Naroda, Ahmedabad and was responsible for establishing the Reliance Brand name "VIMAL" in the textile market of the country.

Shri R. H. Ambani is also on the Boards of Gujarat Industrial Investments Corporation Limited, Sintex Industries Limited, Yashraj Investment & Leasing Company Private Limited, Anjali Threads Private Limited, Anjali Fiscal Private Limited, Action Export Private Limited, Ras Organisers Private Limited and Anjali Estate Private Limited.

He is also the Chairman of the Audit Committee of Gujarat Industrial Investments Corporation Limited.

c) Shri S. Venkitaramanan

Shri S. Venkitaramanan, age 74 years, belongs to the Indian Administrative Service and was the Finance Secretary of the Government of India and former Governor of Reserve Bank of India. He has a wide range of experience to his credit in the Banking and Financial Management and also in the corporate world. On ceasing to be a nominee Director of ICICI Limited on the Board of the Company with effect from August 2, 2002, he was appointed as Director of the Company with effect from August 14, 2002. He is also a member of the Audit Committee and the Remuneration Committee of the Board.

Shri S. Venkitaramanan is also on the Boards of Ashok Leyland Finance Limited, Housing Development Finance Corporation Limited, Southern Petrochemical Industries Corporation Limited, New Tirupur Area Development Corporation Limited, Tamil Nadu Water Investment Company Limited and BPL Telecom Private Limited.

He is also a member of the Audit Committee of Ashok Leyland Finance Limited.

d) Shri H. S. Kohli

Shri H. S. Kohli, age 71, is a M.S. (Chem). He has wide experience in implementation and operation of petrochemicals complex. Since 1991, he has been working at the Company's Hazira Complex. Keeping in view his expertise in the field of petrochemicals, he was appointed as a Wholetime Director of the Company designated as Executive Director with effect from April 1, 2000. He is also a member of the Health, Safety and Environment Committee of the Board.

Shri H. S. Kohli is also on the Board of Reliance Assam Petrochemicals Limited.

e) Prof. Ashok Misra

Prof. Ashok Misra, age 57 years, is Ph. D. and M.S. in Polymer Science & Engineering from the University of Massachusetts, USA, M.S. in Chemical Engineering from Tufts University and B. Tech in Chemical Engineering from IIT, Kanpur. He has also completed the Executive Development Program in 1999 at the Kellogg School of Management, Northwestern University, Evanston, Illinois, USA. He authored two books on Polymers and published several articles in international journals and has been awarded six patents.
He is also on the Board of Indian Institute of Technology, Powai, Mumbai, since May, 2000. He is a member of several scientific associations and societies.

Keeping in view his enriched knowledge and vast experience especially in the field of Polymer Science & Engineering and Chemical Engineering, Prof. Ashok Misra was appointed on the Board of the Company on April 27, 2005, to fill up casual vacancy in the office of Directors arising on account of the death of Shri T.R.U.Pai.

Prof. Ashok Misra is also on the Boards of Rashtriya Chemicals & Fertilizers Limited, Mewar Polytex Limited and Anjani Technoplast Limited.

He is also the Chairman of Management Committee of Rashtriya Chemicals & Fertilizers Limited.

3. Board Meetings, its Committee Meetings and Procedures

A. Institutionalised Decision Making Process

With a view to institutionalise all corporate affairs and set up systems and procedures for advance planning for matters requiring discussion / decisions by the Board, the Company has defined guidelines for the meetings of the Board and Committees thereof. These Guidelines seek to systematise the decision making process at the meetings of the Board / Committees in an informed and efficient manner.

B. Scheduling and Selection of Agenda Items for Board Meetings

(i) Minimum four Board meetings are held in each year, which are pre-scheduled after the end of each financial quarter. Apart from the four pre-scheduled Board meetings, additional Board meetings are convened by giving appropriate notice to address the specific needs of the Company. In case of business exigencies or urgency of matters, resolutions are passed by circulation.

(ii) The meetings are held at the Company's Registered Office at Maker Chambers IV, 222, Nariman Point, Mumbai 400 021.

(iii) All divisions / departments of the Company are encouraged to plan their functions well in advance, particularly with regard to matters requiring discussion / approval / decision at the Board / Committee meetings. All such matters are communicated to the Company Secretary in advance so that the same could be included in the Agenda for the Board / Committee meetings.

(iv) The Board is given presentations covering Finance, Sales, Marketing and the major business segments and operations of the Company, before taking on record the results of the Company for the preceding financial quarter at each of the pre-scheduled Board meetings.

The information placed before the Board includes:

- Annual operating plans of businesses, capital budgets and any updates.
- Quarterly results for the Company and its operating divisions or business segments.
- Minutes of meetings of Audit Committee and other Committees of the Board, as also abstracts of resolutions passed by circulation.
- Materially important show cause, demand, prosecution and penalty notices.
- Fatal or serious accidents, dangerous occurrences, any material effluent or pollution problems.
- Any material default in financial obligations to and by the Company, or substantial non-payment for goods sold by the Company.

- Any issue, which involves possible public or product liability claims of substantial nature, including any judgment or order which may have passed strictures on the conduct of the Company or taken an adverse view regarding another enterprise that can have negative implications on the Company.
- Details of any joint venture, acquisitions of companies or collaboration agreement.
- Transactions that may involve substantial payment towards goodwill, brand equity or intellectual property.
- Significant labour problems and their proposed solutions. Any significant development in Human Resources / Industrial Relations front like implementation of Voluntary Retirement Scheme etc.
- Sale of material nature, of investments, subsidiaries, assets, which is not in normal course of business.
- Quarterly details of foreign exchange exposures and the steps taken by management to limit the risks of adverse exchange rate movement, if material.
- Non-compliance of any regulatory, statutory nature or listing requirements and shareholders service such as non-payment of dividend, delay in share transfer etc.
- Quarterly summary of all long-term borrowings made, bank guarantees issued, loans and investments made.
- Internal Audit findings and External Audit Management Reports (through the Audit Committee).
- Status of business risk exposures, its management and related action plans.
- Making loans and investment of surplus funds.
- Proposals for investment, mergers and acquisitions.
- Recommending / Declaring dividend.
- General notices of interest of Directors.
- Terms of reference of Board Committees.

(v) The Chairman of the Board and the Company Secretary in consultation with other concerned persons of the senior management, finalise the agenda papers for the Board meetings.

C. Board Material Distributed in Advance

a) Agenda and Notes on Agenda are circulated to the Directors, in advance, in the defined Agenda format. All material information is incorporated in the Notes on Agenda for facilitating meaningful and focussed discussions at the meeting. Where it is not practicable to attach supporting or relevant documents to the Agenda, the same is tabled before the meeting with specific reference to this effect in the Agenda.

b) In the event that approval for specific item(s) arise after circulation of the Agenda, such item(s) are circulated as additional or supplemetary item(s) to the Agenda.

D. Recording Minutes of Proceedings at Board and Committee Meetings

The Company Secretary records the minutes of the proceedings of each Board and Committee meeting. Draft minutes are circulated to all the members of the Board / Committee for their comments. The finalised minutes of proceedings of a meeting are entered in the Minutes Book within 30 days from the conclusion of that meeting.

E. Post Meeting Follow-up Mechanism

The Guidelines for Board and Committee meetings facilitate an effective post meeting follow-up, review and reporting process for the decisions taken by the Board and Committees thereof. Action taken report on the decisions / minutes of the previous meeting(s) is placed at the immediately succeeding meeting of the Board / Committee for noting by the Board / Committee.

F. Compliance

The Company Secretary while preparing the Agenda, Notes on Agenda, Minutes etc. of the meeting(s), is responsible for and is required to ensure adherence to all the applicable laws and regulations including the Companies Act, 1956 read with the Rules issued thereunder and to the extent feasible, the Secretarial Standards recommended by the Institute of Company Secretaries of India, New Delhi.

4. Attendance of Directors at Board Meetings, last Annual General Meeting and Number of other Directorships and Membership / Chairmanship of Committees of each Director in various companies:

Name of the Director	Attendance Particulars		No. of Directorships and Committee Memberships / Chairmanships		
	Board Meetings	Last AGM	Other Director-ships	Committee Member-ships***	Commiittee Chairman-ships***
M.D. Ambani	5	Present	4	1	-
A.D. Ambani*	5	Present	1	1	-
N.R. Meswani	5	Present	1	-	1
H.R. Meswani	4	Present	1	-	1
H.S. Kohli	5	Present	1	-	-
R.H. Ambani	5	Not Present	2	-	1
M.L. Bhakta	5	Present	5	3	3
Y.P. Trivedi	5	Present	8	6	3
T.R.U. Pai**	4	Present	5	2	-
S. Venkitaramanan	5	Present	5	3	-
Dr. D.V. Kapur	5	Present	7	3	3
M.P. Modi	5	Present	4	3	2
Prof. A. Misra**	NA	NA	3	-	-

The Directorships held by Directors as mentioned above, do not include Alternate Directorships and Directorships of Foreign Companies, Section 25 Companies and Private Limited Companies.

* Shri A. D. Ambani resigned from the Company on June 18, 2005 and ceased to be a Director with effect from that date.

** Shri T.R.U. Pai passed away on January 26, 2005 and ceased to be a Director with effect from that date. Prof. A. Misra was appointed as Director in the casual vacancy in the office of Directors on account of death of Shri T. R. U. Pai.

***In accordance with Clause 49, membership / chairmanship of only the Audit Committee, Shareholders' / Investors' Grievance Committee and Remuneration Committee of all Public Limited Companies has been considered.

5. Number of Board Meetings held and the dates on which held

Five Board meetings were held during the year, as against the minimum requirement of four meetings. The dates on which the meetings were held are: April 29, 2004, July 27, 2004, October 25, 2004, December 27, 2004 and January 21, 2005. The Company has held at least one Board meeting in every three months and the maximum time gap between any two meetings was not more than four months.

6. Board Committees

A. Standing Committees

Details of the Standing Committees of the Board and other related information are provided hereunder:

(i) Audit Committee

The Board has constituted Audit Committee, comprising four Independent Non-Executive Directors, namely Shri Y.P. Trivedi, Chairman, Shri S. Venkitaramanan, Vice Chairman, Shri M.P. Modi and Shri T.R.U. Pai (Ceased to be a member w.e.f. January 26, 2005). All the members of the Audit Committee possess financial / accounting expertise. The constitution of the Audit Committee meets the requirements of Section 292A of the Companies Act, 1956 and Clause 49.

Shri Vinod M. Ambani, President & Company Secretary, is the Secretary to the Audit Committee.

The primary objective of the Audit Committee is to monitor and effectively supervise the Company's financial reporting process with a view to provide accurate, timely and proper disclosures and the integrity and quality of the financial reporting.

During the year, the Audit Committee has met seven times. The dates on which the meetings were held are: April 29, 2004, July 27, 2004, September 28, 2004, October 25, 2004, January 20, 2005, February 17, 2005 and March 9, 2005. Executives of Finance Department, Head of Internal Audit and representatives of the Statutory Auditors were invited to attend the Audit Committee meetings. The Cost Auditors appointed by the Company under Section 233B of the Companies Act, 1956 were also invited to attend the Audit Committee meetings.

The terms of reference stipulated by the Board to the Audit Committee are as contained in Section 292A of the Companies Act, 1956 and Clause 49.

In terms of the revised Clause 49 of the Listing Agreement, the terms of reference / powers of the Audit Committee has been specified by the Board of Directors as under:

A. The Audit Committee shall have the following powers:

1) To investigate any activity within its terms of reference.

2) To seek information from any employee.

3) To obtain outside legal or other professional advice.

4) To secure attendance of outsiders with relevant expertise, if it considers necessary.

B. The role of the Audit Committee shall include the following:

1) Oversight of the Company's financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.

2) Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of Statutory Auditor and fixation of audit fees.

3) Approval of payment to Statutory Auditors for any other services rendered by the Statutory Auditors.

4) Reviewing with the management, the annual financial statements before submission to the Board for approval, with particular reference to:

- Matters required to be included in the Directors' responsibility statement to be included in the Board's report in terms of clause (2AA) of Section 217 of the Companies Act, 1956.
- Changes, if any, in accounting policies and practices and reasons for the same.
- Major accounting entries involving estimates based on the exercise of judgement by management
- Significant adjustments made in the financial statement arising out of audit findings.
- Compliance with listing and other legal requirements relating to financial statements.
- Disclosure of related party transactions.
- Qualifications in draft audit report.

5) Reviewing, with the management, the quarterly financial statements before submission to the Board for approval.

6) Reviewing, with the management the performance of statutory and internal auditors, adequacy of internal control systems.

7) Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure, coverage and frequency of internal audit.

8) Discussion with internal auditors any significant findings and follow up there on.

9) Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.

10) Discussion with Statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.

11) To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors.

12) To review the functioning of the Whistle Blower Mechanism, if and when introduced.

13) Carrying out such other function as may be specifically referred to the Committee by the Board of Directors and / or other Committees of Directors of the Company.

14) To review the following information:

- The Management discussion and analysis of financial condition and results of operations;
- Statement of significant related party transactions (as defined by the Audit Committee), submitted by management;
- Management letters / letters of internal control weaknesses issued by statutory auditors;
- Internal audit reports relating to internal control weaknesses; and
- The appointment, removal and terms of remuneration of the Chief Internal Auditor.

15) Reviewing the financial statements and in particular the investments made by the Unlisted Subsidiaries of the Company.

Attendance of each Member at the Audit Committee meetings held during the year

Name of Member of Audit Committee	No. of meetings attended
Shri Y.P. Trivedi, *Chairman*	7
Shri S. Venkitaramanan, *Vice Chairman*	7
Shri T.R.U. Pai*	4
Shri M.P. Modi	7

* Shri T.R.U. Pai passed away on January 26, 2005 and ceased to be a Director with effect from that date.

(ii) Remuneration Committee

The Board has constituted Remuneration Committee, comprising four Independent Non-Executive Directors namely, Shri M.L. Bhakta, Chairman, Shri Y.P. Trivedi, Shri S. Venkitaramanan and Dr. D.V. Kapur.

The Remuneration Committee has been constituted to recommend / review remuneration of the Managing Directors and Wholetime Directors, based on their performance and defined assessment criteria.

The remuneration policy of the Company is directed towards rewarding performance, based on review of achievements on a periodic basis. The remuneration policy is in consonance with the existing Industry practice.

Details of remuneration and other terms of appointment of Directors:

The aggregate value of salary and perquisites including commission paid for the year ended March 31, 2005 to the Managing Directors and Wholetime Directors is as follows: Shri M.D. Ambani, Chairman and Managing Director, Rs 21.72 crore (Salary Rs 0.60 crore, Perquisites Rs 0.48 crore and Commission Rs 20.64 crore); Shri A.D. Ambani, Vice Chairman and Managing Director, Rs 21.72 crore (Salary Rs 0.60 crore, Perquisites Rs 0.48 crore and Commission Rs 20.64 crore); Shri N.R. Meswani, Executive Director, Rs 5.55 crore (Salary Rs 0.15 crore, Perquisites Rs 0.24 crore and Commission Rs 5.16 crore); Shri H.R. Meswani, Rs 5.55 crore (Salary Rs 0.15 crore, Perquisites Rs 0.24 crore and Commission Rs 5.16 crore); Shri H.S. Kohli, Rs 0.17 crore. (Salary Rs 0.15 crore and Perquisites Rs 0.02 crore). Commission payable is variable and is based on the net profits of the Company.

Besides this, the Managing Directors and the Wholetime Directors are also entitled to Company's contribution to Provident Fund, Superannuation or Annuity Fund, to the extent not taxable and Gratuity and encashment of leave at the end of tenure, as per the rules of the Company and to the extent not taxable. The appointment of the said Directors is for a period of 5 (five) years and can be terminated by either party by giving three months' notice in writing.

The Company paid sitting fee to all the Non-Executive Directors at the rate of Rs 20,000 for attending each meeting of the Board and/or Committee thereof. The sitting fee paid for the year ended March 31, 2005 to such Directors is as follows:
Shri R.H. Ambani - Rs 1,00,000;
Shri M.L. Bhakta - Rs 2,80,000;
Shri Y.P. Trivedi - Rs 5,80,000;
Shri T.R.U. Pai - Rs 1,60,000;
Shri S. Venkitaramanan - Rs 2,80,000;
Dr. D.V. Kapur - Rs 3,40,000; and
Shri M.P. Modi - Rs 4,40,000.

The Company paid Rs 1,88,385 as professional fee to M/s. Kanga & Co., a firm in which Shri M.L. Bhakta, Director of the Company, is a Partner.

It is also proposed to pay, subject to Members' approval and other applicable statutory approval(s), commission aggregating Rs 1,00,00,000 annually to Non-Executive Directors in such proportion as may be decided by the Board of Directors.

There were no other pecuniary relationships or transactions of the Non-Executive Directors vis-à-vis the Company. The Company has not granted any stock option to any of its Directors.

(iii) Shareholders' / Investors' Grievance Committee

The Board has constituted Shareholders' / Investors' Grievance Committee (the Committee), comprising Shri M.L. Bhakta, Chairman, Shri Y.P. Trivedi, Shri M.D. Ambani and Shri A. D. Ambani (up to June 18, 2005).

The Committee, inter alia, approves issue of duplicate certificates and oversees and reviews all matters connected with the transfer of securities of the Company.
The Committee also looks into redressal of shareholders' complaints related to transfer of shares, non-receipt of balance sheet, non-receipt of declared dividends, etc. The Committee oversees performance of the Registrars and Transfer Agents of the Company and recommends measures for overall improvement in the quality of investor services. The Committee also monitors the implementation and compliance of the Company's Code of Conduct for Prohibition of Insider Trading in pursuance of SEBI (Prohibition of Insider Trading) Regulations, 1992. The Board has delegated the power of approving transfer of securities to the Managing Directors and the Company Secretary.

Compliance Officer

During the financial year 2004-05, Shri Vinod M. Ambani, President & Company Secretary, and Shri Surendra Pipara, Joint Company Secretary, were the Compliance Officers for complying with the requirements of the SEBI (Prohibition of Insider Trading) Regulations, 1992 and the Listing Agreement with the Stock Exchanges in India, respectively. From the financial year 2005-06, Shri Vinod M. Ambani, shall be the Compliance Officer for complying with the requirements of SEBI (Prohibition of Insider Trading) Regulations, 1992 and the Listing Agreement with the Stock Exchanges in India.

Investor Grievance Redressal

The total number of complaints received and resolved to the satisfaction of investors during the year under review and their break-up are provided as under:

Types of Complaints	No. of Complaints
Non-receipt of Annual Report	238
Non-receipt of dividend warrants	6,591
Non-receipt of Interest / Redemption Warrants	5,829
Non-receipt of Certificates	1,292
Total	**13,950**

There were no outstanding complaints as on March 31, 2005. 126 requests for transfers and 1629 requests for dematerialisation were pending for approval as on March 31, 2005, which were approved and dealt with by April 1 and 2, 2005 respectively.

(iv) Finance Committee

The Board has constituted Finance Committee comprising Shri Mukesh D. Ambani, Chairman, Shri Anil D. Ambani (up to June 18, 2005), Shri Nikhil R. Meswani and Shri Hital R. Meswani.

The Finance Committee makes recommendations to the Board relating to capital structure and issuance of securities, reviews banking arrangements and cash management, reviews and approves certain short-term and long-term loans, investment transactions, etc. Finance Committee meets as and when the need to consider any matter assigned to it arises.

(v) Health, Safety and Environment Committee

The Board has constituted Health, Safety and Environment Committee comprising Shri Hital R. Meswani, Chairman, Shri H.S. Kohli and Dr. D.V. Kapur.

The Health, Safety and Environment Committee has been constituted inter alia to monitor and ensure maintaining highest standards of environmental, health and safety norms and compliance with applicable pollution and environmental laws at all works / factories / locations of the Company and to recommend measures, if any, for improvement in this regard.

The Committee met twice during the year and reviewed, inter alia, the HSE Policy of the Company, performance on health, safety and environment matters and the procedures and controls being followed at the various Plants of the Company and compliance with the relevant statutory provisions.

(vi) Corporate Governance and Stakeholders' Interface Committee

The Board has constituted Corporate Governance and Stakeholders' Interface Committee comprising Shri Y. P. Trivedi, Chairman, Dr. D. V. Kapur and Shri M. P. Modi.

The terms of reference of the Corporate Governance and Stakeholders' Interface Committee, inter alia, includes the following:

- Observance of practices of Corporate Governance at all levels and to suggest remedial measures wherever necessary.
- Provision of correct inputs to the media so as to preserve and protect the Company's image and standing.
- Dissemination of factually correct information to the investors, institutions and public at large.
- Interaction with the existing and prospective FIIs and rating agencies, etc.
- Recommendation of nomination of Directors on the Board.

During the year, the Corporate Governance and Stakeholders' Interface Committee has met seven times. The dates on which the meetings were held are: January 5, 2005, January 19, 2005, January 29, 2005, February 4, 2005, February 17, 2005, March 9, 2005 and March 25, 2005. All the Committee members attended all seven meetings.

During the year, certain issues relating to Corporate Governance were raised by the then Vice Chairman & Managing Director. These were considered and dealt with by the Audit Committee and by the Corporate Governance and Stakeholders' Interface Committee at their respective meetings and their respective reports were submitted to the Board, which were considered by the Board at its meeting held on April 27, 2005. The Board has accepted the reports of both the Committees and found that the Company had fully complied with all applicable norms of Corporate Governance and listing requirements.

The Committee has conducted a detailed review of the requirements under the existing Clause 49 and the proposed amendments and also reviewed global best practices. The Company is in compliance with all the current requirements of Clause 49. The Committee has engaged reputed consultants to help develop processes to meet the additional requirements under the revised Clause 49 (including the non-mandatory requirements) and other best practices. These are under implementation.

B. Functional Committees

The Board may, from time to time, constitute one or more Functional Committees delegating thereto powers and duties with respect to specific purposes. Meetings of such Committees will be held as and when the need for discussing the matter concerning the purposes arises. Time schedule for holding the meetings of such functional committee(s) are finalised in consultation with the Committee Members.

During the year, the Board has constituted the following two Committees:

(i) Buy Back Committee, comprising Shri Y.P. Trivedi, Chairman, Dr. D.V. Kapur and Shri M.P. Modi, to oversee all matters pertaining to the Buy Back of Equity Shares announced by the Company.

(ii) Committee of Independent Directors, comprising Shri M.L. Bhakta, Chairman, Shri Y.P. Trivedi, Shri S. Venkitaramanan, Dr. D.V. Kapur and Shri M.P. Modi, to consider all matters pertaining to exercise of the Company's options to convert 162 crore Cumulative Convertible / Redeemable Preference Shares aggregating Rs 8,100 crore and to engage independent valuer to determine the 'Fair Value' of the Equity Shares of Reliance Infocomm Limited.

Procedure at Committee Meetings

Company's guidelines relating to Board meetings are applicable to Committee meetings as far as may be practicable. Each Committee has the authority to engage outside experts, advisers and counsel to the extent it considers appropriate to assist it in its work. Minutes of the proceedings of the Committee meetings are placed before the Board for perusal and noting.

7. General Body Meetings

Location, date and time of the Annual General Meetings held during the preceding 3 years are as follows:

Year	AGM / EGM	Location	Date	Time
2001-02	AGM	Birla Matushri Sabhagar 19, Marine Lines Mumbai 400 020	October 31, 2002	11a.m.
2002-03	AGM	Same as above	June 16, 2003	11a.m.
2003-04	AGM	Same as above	June 24, 2004	11a.m.

No Special Resolutions were passed by the Company at the last 3 Annual General Meetings. During the year ended March 31, 2005, no resolution has been passed by the the Company's Members through postal ballot. At the ensuing Annual General Meeting also, there is no resolution proposed to be passed through postal ballot.

8. a. Disclosures on materially significant related party transactions i.e. transactions of the Company of material nature, with its promoters, the directors or the management, their relatives, or subsidiaries, etc. that may have potential conflict with the interests of the Company at large.

None of the transactions with any of the related parties were in conflict with the interest of the Company. Attention of Members is drawn to the disclosures of transactions with the related parties set out in Notes on Accounts – Schedule ' O', forming part of the Annual Report.

The Company's related party transactions are generally with its Subsidiaries and Associates. The related party transactions are entered into based on considerations of various business exigencies such as synergy in operations, sectoral specialisation and the Company's long term strategy for sectoral investments, optimisation of market share and profitability, legal requirements, liquidity and capital resources of Associates and Subsidiaries.

All related party transactions are negotiated on arms length basis and are only intended to further the interests of the Company.

The Company's transactions with its Subsidiaries relate to investments made and loans and advances given for strategic investments in Associates. The Company owns 100% interest in all its major Subsidiaries. Accordingly, the inter-company transactions between the Company and its Subsidiaries are eliminated in preparation of consolidated financial statements.

The more significant transactions during 2004-05 with Associates on consolidated financial statements basis are as follows:

- Loan taken during the year from Reliance Communications Infrastructure Limited Rs 2,735 crore and repaid Rs 2,282 crore and Rs 1,560 crore taken and repaid Rs 1,560 crore to Reliance Capital Limited. In addition, Loan & Advances of Rs 4,152 crore given to and repaid by Reliance Capital Limited.
- Fixed Assets sold during the year to Reliance Infocomm Limited Rs 219 crore and to Reliance Communications Infrastructure Limited Rs 1,187 crore.
- Sale of Investment to Reliance Capital Limited Rs 117 crore; Reliance General Insurance Co. Limited Rs 128 crore and to Reliance Energy Limited Rs 1,489 crore.
- Investments in Equity / Warrants of Reliance Energy Limited Rs 1,156 crore through 100% subsidiary Reliance Power Ventures Limited. During April 2005, further investment of Rs 62 crore has been made in warrants of Reliance Energy Limited and the warrants have been converted into Equity Shares.
- Interest on DDBs received from Reliance Communications Infrastructure Limited Rs 207 crore. Premium from investment in Preference Shares of Reliance Infocomm Limited Rs 911 crore.
- Sales to Reliance Communications Infrastructure Limited Rs 1,109 crore comprising primarily communication devices and HDPE resins and to Indian Petrochemicals Corporation Limited Rs 2,634 crore mainly Naptha.
- Purchases from Reliance Capital Limited Rs 281 crore comprising communication devices and from Indian Petrochemicals Corporation Limited Rs 547 crore mainly polymers.
- Interest Paid to Reliance Communications Infrastructure Limited Rs 95 crore. Electric, Power and Fuel expense paid to Reliance Utilities and Power Limited Rs 349 crore. Rent, Warehousing, Distribution and Product handling charges paid to Reliance Ports and Terminals Limited Rs 868 crore. Wholesale Traffic charges paid by 100% Subsidiary Reliance Communications Inc. to Reliance Infocomm Limited Rs 435 crore.

b.Details of non-compliance by the Company, penalties, strictures imposed on the Company by Stock Exchanges or SEBI, or any other statutory authority, on any matter related to capital markets, during the last three years.

There has been no instance of non-compliance by the Company on any matter related to capital markets during the last three years and hence no penalties or strictures have been imposed on the Company by the Stock Exchanges or SEBI or any other statutory authority.

9. Means of communication

- **Half Yearly Reports:** Half Yearly Reports covering financial results are sent to Members at their registered addresses.
- **Quarterly Results:** Quarterly Results are published in 'Financial Express' and 'Tarun Bharat'
- **News Releases, Presentations, etc.:** Official news releases, detailed presentations made to media, analysts, institutional investors, etc. are displayed on the Company's website www.ril.com.
- **Website:** The Company's website www.ril.com contains a separate dedicated section 'Investor Relations' where shareholders information is available. Full Annual Report is also available on the website in a user-friendly and downloadable form.

- **Annual Report:** Annual Report containing inter alia Audited Annual Accounts, Consolidated Financial Statements, Directors' Report, Auditors' Report, International Accountants' Report and other important information is circulated to Members and others entitled thereto. The Management's Discussion and Analysis (MD&A) Report forms part of the Annual Report.
- **SEBI EDIFAR:** Annual Report, Quarterly Results, Shareholding Pattern etc. of the Company are also posted on the SEBI EDIFAR website www.sebiedifar.nic.in.

10. General Shareholder Information

10.1. Annual General Meeting:

Date and Time, Venue
Wednesday, August 3, 2005
at 11.00 a.m.
Birla Matushri Sabhagar,
19, Marine Lines,
Mumbai 400 020.

10.2. Financial Calendar (tentative)

Results for the quarter ending June 30, 2005
Last week of July, 2005

Results for quarter ending September 30, 2005
Last week of October, 2005

Results for quarter ending December 31, 2005
Last week of January, 2006

Results for year ending March 31, 2006
Last week of April, 2006

Annual General Meeting
June, 2006

10.3. Book Closure Period
Saturday, May 14, 2005 to Saturday, May 21, 2005 (both days inclusive), for payment of dividend.

10.4. Dividend Payment Date(s)
On or after August 3, 2005

10.5. (a) Listing of Equity Shares on Stock Exchanges and Payment of Listing Fee
The Stock Exchange,
Mumbai (BSE)
Phrioze Jeejeebhoy Towers,
Dalal Street, Mumbai 400 001.

National Stock Exchange of India Limited (NSE),
"Exchange Plaza"
Bandra-Kurla Complex
Bandra (E), Mumbai 400 051

The Calcutta Stock Exchange Association Limited
7, Lyons Range
Kolkata 700 001

Annual listing fee for the year 2005-06, (as applicable) has been paid by the Company to BSE and NSE; the Company's application to Calcutta Stock Exchange for delisting is awaiting confirmation.

(b) Listing & Trading of Global Depository Receipts (GDRs) at
Luxembourg Stock Exchange and traded on PORTAL System (NASDAQ, USA) and SEAQ System
(London Stock Exchange).

Annual maintenance and listing agency fee for the year 2005 has been paid by the Company to the Luxembourg Stock Exchange.

(c) Listing of Debt Securities at
The Wholesale Debt Market (WDM) Segment of the National Stock Exchange of India Limited (NSE).

Annual listing fee for the year 2005-06 has been paid by the Company.

(d) Debenture Trustees
UTI Bank Limited
Maker Tower F, 13th Floor
Cuffe Parade, Colaba
Mumbai 400 005

10.6 (a) Stock Code
Scrip Code -
Bombay Stock Exchange
'500325'

Trading Symbol -National Stock Exchange
'RELIANCE EQ'

(b) Demat ISIN in NSDL & CDSL for Equity Shares
ISIN INE002A01018

10.7 Stock Market Data

	Bombay Stock Exchange (BSE) (In Rs per share)		National Stock Exchange (NSE) (In Rs per share)	
	Month's High Price	Month's Low Price	Month's High Price	Month's Low Price
April, 2004	580.85	521.65	650.00	522.20
May, 2004	543.50	382.00	633.05	381.70
June, 2004	458.50	409.00	458.25	409.15
July, 2004	490.25	412.00	490.50	400.00
August, 2004	504.90	448.45	555.00	448.50
September, 2004	519.95	454.00	519.75	468.50
October, 2004	567.00	512.70	600.00	512.25
November, 2004	552.40	487.00	587.00	487.00
December, 2004	548.00	472.30	547.90	472.10
January, 2005	553.80	498.20	550.00	490.00
February, 2005	559.90	521.00	597.80	528.65
March, 2005	600.90	539.25	600.80	539.10

RIL share price on BSE



700
600
500
400
300
High
Low
580.85
543.50
458.50
490.25
504.90
519.95
567.00
552.40
548.00
553.80
559.90
600.90
521.65
382.00
409.00
412.00
448.45
454.00
512.70
487.00
472.30
498.20
521.00
539.25
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sept-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05

RIL share price on NSE



700
600
500
400
300
High
Low
650.00
633.05
458.25
490.50
555.00
519.75
600.00
587.00
547.90
550.00
597.80
600.80
381.70
409.15
400.00
448.50
468.80
512.25
487.00
472.10
490.00
528.65
539.10
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sept-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05

10.8 Share price performance in comparison to broad based indices – BSE Sensex and NSE Nifty

RIL share price performance relative to BSE Sensex based on share price on March 31, 2005

Period	Percentage Change in		
	RIL share price	Sensex	RIL relative to Sensex
Financial Year 2004-2005	1.47	16.14	-12.63
2 years	97.49	112.97	-7.27
3 years	81.56	87.15	-2.99
5 years	73.59	29.82	33.71


RIL Share Price on BSE
Sensex
RIL Share Price on BSE
Sensex
600
550
500
450
400
8000
7000
6000
5000
4000
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sept-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Month Ended

RIL share price performance relative to Nifty based on share price on March 31, 2005

Period	Percentage Change in		
	RIL share price	Nifty	RIL relative to Nifty
Financial Year 2004-2005	1.49	14.89	-11.66
2 years	96.35	108.10	-5.65
3 years	81.83	80.22	0.90
5 years	72.55	33.18	29.56

10.9 Registrars and Transfer Agents

Karvy Computershare Private Limited
46, Avenue 4, Street No.1
Banjara Hills
Hyderabad 500 034
Email rilinvestor@karvy.com
Tel +91 40 2332 0666 / 2332 0711 / 2332 3037

List of Investor Service Centres of Karvy Computershare Private Limited forms part of the Annual Report.

10.10 Share Transfer System

Presently, the share transfers which are received in physical form are processed and the share certificates returned within a period of 7 days from the date of receipt, subject to the documents being valid and complete in all respects.

The Board has delegated the authority for approving transfer, transmission, etc. of the company's securities to the Managing Director and / or Company Secretary.
A summary of transfer / transmission of securities of the Company so approved by the Managing Director / Company Secretary, is placed at every Board Meeting.

The Company obtains from a Company Secretary in practice half-yearly certificate of compliance with the share transfer formalities as required under Clause 47(c) of the Listing Agreement with Stock Exchanges and files a copy of the certificate with the Stock Exchanges.

10.11 Shareholding Pattern as on March 31, 2005


Foreign Investors 30.93%
Banks / Mfs / FIs 8.04%
Others 14.27%
Promoters (including persons acting in concert) 46.76%

10.12 Build up of Equity Share Capital

	Particulars	Allotment Date	No. of Shares
1	Subscribers to Memorandum - Mynylon Limited	Oct 19, 1975	1 100
2	Shareholders of Reliance Textile Industries Limited (Merged with Mynylon Limited)	May 9, 1977	59 50 000
3	Conversion of Loan	Sep 28, 1979	9 40 000
4	Rights Issue - I	Dec 31, 1979	6 47 832
5	Bonus Issue - I	Sep 19, 1980	45 23 359
6	Debenture - Series - I Conversion	Dec 31, 1980	8 40 575
7	Consolidation of Fractional Coupon Shares	May 15, 1981	24 673
8	Conversion of Loan	Jun 23, 1981	2 43 200
9	Conversion of Loan	Sep 22, 1981	1 40 800
10	Rights Issue - II	Oct 6, 1981	23 80 518
11	Debenture - Series - II Conversion	Dec 31, 1981	8 42 529
12	Debenture - Series - I Conversion - Phase II	Dec 31, 1981	27 168
13	Shareholders of Sidhpur Mills Co Ltd (Merged with the Company)	Apr 12, 1982	81 059
14	Rights Issue – II NRI	Jun 15, 1982	774
15	Debenture - Series - III Conversion	Aug 31, 1982	19 20 000
16	Rights Issue - II	Sep 9, 1982	41
17	Shareholders of Sidhpur Mills Co Ltd (Merged with the Company) – II	Dec 29, 1982	1 942
18	Bonus Issue- II	Sep 30, 1983	1 11 39 564
19	Shareholders of Sidhpur Mills Co Ltd (Merged with the Company) – III	Sep 30, 1983	371
20	Debenture - Series - IV Conversion	Sep 30, 1983	64 00 000
21	Shareholders of Sidhpur Mills Co Ltd (Merged with the Company) – IV	Apr 5, 1984	617
22	Shareholders of Sidhpur Mills Co Ltd (Merged with the Company) – V	Jun 20, 1984	50
23	Debenture Series - I Conversion	Oct 1, 1984	97 66 783
24	Debenture Series – II Conversion	Dec 31, 1984	2 16 571
25	Shareholders of Sidhpur Mills Co Ltd (Merged with the Company) – VI	Jan 31, 1985	91
26	Consolidation of Fractional Coupon Shares.	Apr 30, 1985	45 005
27	Debenture.Series - E Conversion	Apr 30, 1985	53 33 333
28	Debenture Series - III Conversion	Jul 5, 1985	52 835
29	Debenture Series – IV Conversion	Dec 17, 1985	42 871
30	Shareholders of Sidhpur Mills Co Ltd (Merged with the Company) – VII	Dec 31, 1985	106
31	Consolidation of Fractional Coupon	Dec 31, 1985	610
32	Shareholders of Sidhpur Mills Co Ltd (Merged with the Company) – VIII	Nov 15, 1986	40 284
33	Shareholders of Sidhpur Mills Co Ltd (Merged with the Company) – IX	Apr 1, 1987	169

Particulars		Allotment Date	No. of Shares
34	Debenture Series - G Conversion	Aug 1, 1987	6 60 30 100
35	Right Issue - III	Feb 4, 1988	3 15 71 695
36	Debenture Series – G Conversion	Feb 4, 1988	29 35 380
37	Shareholders of Sidhpur Mills Co Ltd (Merged with the Company) – X	Jun 2, 1988	25
38	Shareholders of Sidhpur Mills Co Ltd (Merged with the Company) – XI	Oct 31, 1988	10
39	Shareholders of Sidhpur Mills Co Ltd (Merged with the Company) – XII	Nov 29, 1990	322
40	Shareholders of Sidhpur Mills Co Ltd (Merged with the Company) – XIII	May 22, 1991	46
41	Shareholders of Sidhpur Mills Co Ltd (Merged with the Company) – XIV	Oct 10, 1991	25
42	Euro Issue- GDR - I	Jun 3, 1992	1 84 00 000
43	Shareholders of Sidhpur Mills Co Ltd (Merged with the Company)		4 060
44	Shareholders of Reliance Petrochemicals Limited (RPL) (Merged with the Company)	Dec 4, 1992	7 49 42 763
45	Loan Conversion	Jul 7, 1993	3 16 667
46	Debenture - Series H - Conversion	Aug 26, 1993	3 64 60 000
47	Warrant Conversion (Debenture - Series F)	Aug 26, 1993	1 03 16 092
48	Euro Issue GDR – II	Feb 23, 1994	2 55 32 000
49	Loan Conversion	Mar 1, 1994	18 38 950
50	Warrant Conversion (Debenture - Series J)	Aug 3, 1994	87 40 000
51	Private Placement of Shares	Oct 21, 1994	2 45 45 450
52	Conversion of RPL Debentures	Dec 22, 1994	75 472
53	Shareholders of Reliance Polypropylene Limited and Reliance Polyethylene Limited (Merged with the Company)	Mar 16, 1995	9 95 75 915
54	Warrants Conversion	Mar 10, 1995	74 80 000
55	Conversion of 3.5% ECB Due 1999 - I	May 24, 1997	544
56	Conversion of 3.5% ECB Due 1999 - II	Jul 11, 1997	13 31 042
57	Conversion of 3.5% ECB Due 1999 - III	Jul 22, 1997	6 05 068
58	Conversion of 3.5% ECB Due 1999 - IV	Sep 13, 1997	18 64 766
59	Conversion of 3.5% ECB Due 1999 - V	Oct 22, 1997	18 15 755
60	Conversion of 3.5% ECB Due 1999 - VI	Nov 4, 1997	1 03 475
61	Bonus Issue – III	Dec 20, 1997	46 60 90 452
62	Conversion of 3.5% ECB Due 1999 - VII	Dec 4, 1997	15 68 499
63	Conversion of 3.5% ECB Due 1999 - VIII	Sep 27, 1999	7 624
64	Conversion of Warrants	Jan 12, 2000	12 00 00 000
65	Shareholders of Reliance Petroleum Limited (Merged with the Company)	Oct 23, 2002	34 26 20 509
	Total		139 63 77 536
	Less: Shares Bought Back and extinguished		28 69 495
	Total Equity as on March 31, 2005		**139 35 08 041**

10.13 Dematerialisation of Shares

93.66% of the Company's Paid up Equity Share Capital has been dematerialised up to March 31, 2005. Trading in Equity Shares of the Company is permitted only in dematerialised form as per notification issued by SEBI.



CDSL
6.84%
Physical
6.34%
NSDL
86.82%

Liquidity:

The Company's Equity Shares are among the most liquid and actively traded shares on the Indian Stock Exchanges. RIL shares consistently rank among the top few frequently traded shares, both in terms of the number of shares traded, as well as value. The highest trading activity is witnessed on the BSE and NSE. Relevant data for the average daily turnover for the financial year 2004-2005 is given below:

	BSE	NSE	BSE + NSE
No. of shares (in million)	3.03	6.40	9.43
Value (Rs million)	1522.30	3220.10	4742.40
(US$ Million)	34.80	73.60	108.40

(Source: This information is compiled from the data available from the websites of BSE and NSE)

10.14 Outstanding GDRs / Warrants and Convertible Bonds, Conversion

Outstanding GDRs as on March 31, 2005 represent 11,91,58,619 shares constituting 8.55% of the Paid up Equity Share Capital of the Company. There are no other outstanding instruments, which are convertible into Equity Shares of the Company.

10.15 Buy Back of Equity Shares of the Company

The Board at its meeting held on December 27, 2004, approved Buy Back of its fully Paid up Equity Shares of Rs 10 each, at a price not exceeding Rs 570 per share, payable in cash, up to an aggregate amount of Rs 2,999 crore, representing the limit of 10% of the total Paid up Equity Share Capital and Free Reserves of the Company as on March 31, 2004. The Buy Back would be made out of the free reserves and / or the securities premium account of the Company by open market purchases through Stock Exchange(s) in India, as per provisions contained in the SEBI (Buy Back of Securities) Regulations, 1998. The Buy Back Offer is open from January 10, 2005 to December 26, 2005.

The cumulative number of Equity Shares bought back from January 10, 2005 till March 31, 2005 is 28,69,495 Equity Shares against a total consideration of Rs 149.61 crore, at an average price of Rs 521.38 per share.

10.16 Locations of Manufacturing Facilities

Jamnagar Complex
Village Motikhavdi
P.O. Digvijay Gram,
Dist. Jamnagar – 361 140
Gujrat State, India.

Hazira Complex
Village Mora, Bhatha P.O.
Surat-Hazira Road
Surat – 394 510,
Gujarat State, India.

Patalganga Complex
B-4, Industrial Estate Area,
Patalganga
Off Bombay-Pune Road
Near Panvel,
Dist. Raigad – 410 207
Maharashtra State, India.

Naroda Complex
103/106,
Naroda Industrial Estate
Naroda, Ahmedabad – 382 320
Gujarat State, India.

10.17 Address for Correspondence

(i) Investor Correspondence

For transfer / dematerilisation of shares, payment of dividend on shares, interest and redemption of debentures, and any other query relating to the shares and debentures of the Company:

For Shares / Debentures held in Physical form
Karvy Computershare
Private Limited
46, Avenue 4, Street No. 1
Banjara Hills
Hyderabad – 500 034
Email rilinvestor@karvy.com

For Shares / Debentures held in Demat form
To the investors' Depository Participant(s) and/or Karvy Computershare Private Limited

(ii) Any query on Annual Report
Secretarial Department
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai 400 021
Email investor_relations@ril.com

10.18 Transfer of unclaimed amounts to Investor Education and Protection Fund

During the year under review the Company has credited Rs 7.72 crore to the Investor Education and Protection Fund pursuant to Section 205C of the Companies Act, 1956 read with the Investor Education and Protection Fund (Awareness and Protection of Investors) Rules, 2001. Details of the aforesaid transfer are as under:

Type of Transfer	**Amount Transferred (Rs in crore)**
Dividend	2.42
Interest on Debentures	4.95
Debenture Redemption Money	0.35
Total Amount Transferred	**7.72**

11. Compliance Certificate of the Auditors

Certificate from the Auditors of the Company, M/s. Chaturvedi & Shah and M/s. Rajendra & Co., confirming compliance with the conditions of Corporate Governance as stipulated under Clause 49, is annexed to the Directors' Report forming part of the Annual Report.

This Certificate has also been forwarded to the Stock Exchanges in India where the securities of the Company are listed.

12. Adoption of Non-Mandatory Requirements of Clause 49

The Company complies with all the applicable Non-mandatory requirements stipulated under Clause 49, such as requirements with regard to:

(i) despatch of half-yearly financial performance to Members, and

(ii) Remuneration Committee.

None of the specified matters which are recommended to be decided by Postal Ballot are to be considered at the ensuing Annual General Meeting.

13. Secretarial Audit

The Secretarial Audit Report confirming that the total issued capital of the Company is in agreement with the total number of shares in physical form and the total number of dematerialised shares held with NSDL and CDSL, is placed before the Board on a quarterly basis. A copy of the Audit Report is submitted to the Stock Exchanges in India where the securities of the Company are listed.

14. Fee to Statutory Auditors

The fee paid to the Statutory Auditors for the year was Rs 4.50 crore (previous year Rs 4.64 crore), including Rs 2.30 crore (previous year Rs 2.48 crore) as fees paid for Certification in Finance & Tax matters.

Shareholders' Referencer*

Contents

*** This referencer has been prepared to facilitate shareholders to understand the procedures involved in completing various investor-related transactions expeditiously and properly. It is also endeavoured to provide the related forms and other information that may be required by shareholders.**

At a Glance

- **Presently, the Company has about 2 million folios of shareholders holding Equity Shares in the Company.**
- **1 out of every 4 investors in India is a Reliance shareholder.**
- **Face value of the Company's Equity Shares is Rs 10.**
- **The Company's Equity Shares are under compulsory trading in demat form only.**
- **Over 93% of the Company's Equity Shares are held in demat form.**
- **The Company's Equity Shares are freely transferable except as may be required statutorily.**
- **Karvy Computershare Private Limited, Hyderabad, an ISO 9002 Registrar, is the Registrar and Transfer Agents of the Company.**
- **The Company's Equity Shares are listed on the National Stock Exchange of India Limited (NSE) and the Stock Exchange, Mumbai (BSE). Global Depository Receipts (GDRs) issued by the Company are listed on Luxembourg Stock Exchange.**

Investor Service and Grievance Handling Mechanism

All share related matters viz., transfer, transmission, transposition, nomination, dividend, change of name / address / signature, registration of mandate / Power of Attorney, replacement / split / consolidation / demat / remat of shares, issue of duplicate certificates etc. are being handled by the Company's Registrars and Transfer Agents (R&TA) **M/s. Karvy Computershare Private Limited (Karvy)**. Karvy, the largest Registrar in the country having a vast number of Investor Service Centres across the country, discharges investor service functions effectively and expeditiously.

Investors are requested to correspond directly with Karvy, on all share related matters. List of Investor Service Centres of Karvy is enclosed **(Annexure – 1)**.

The Company has an established mechanism for investor service and grievance handling, with Karvy and the Compliance Officer appointed by the Company for this purpose being the important functional nodes.
The Company has appointed a firm of Chartered Accountants as Internal Security Auditors to concurrently audit the transactions and communication with investors, regulatory and other concerned authorities.

The Company has prescribed service standards for various investor related activities being handled by Karvy, which are covered in the section on 'Initiatives Taken by the Company'. Any deviation therefrom is examined by the Internal Security Auditors who also advise the corrective actions thereon and inform the Company on the matters on a monthly basis.

The Board of Directors of the Company has constituted a Shareholders' / Investors' Grievance Committee (the Committee) which, inter alia, approves issue of duplicate certificates and oversees and reviews all matters connected with securities transfers and other processes. The Committee also looks into redressal of shareholders' complaints related to transfer of shares, non-receipt of balance sheet, non-receipt of declared dividend etc. The Committee oversees performance of the R&TA and recommends measures for overall improvement in the quality of investor services. The summary statement of investor-related transactions and details are also considered by the Board of Directors of the Company.

Matters Relating to Shareholders

I. Dividend

(A) Course of Action in case of Non-receipt of Dividend, Revalidation of Dividend Warrant etc.

What should a shareholder do in case of non-receipt of dividend?

Shareholders may write to the Company's R&TA furnishing the particulars of the dividend not received and quoting the folio number/client ID particulars (in case of dematerialised shares). The R&TA shall check the records and issue duplicate dividend warrant if the dividend remains unpaid in the records of the Company after expiry of the validity period of the warrant. The Company would request the concerned shareholders to execute an indemnity before issuing the duplicate warrant.

If the validity period of the lost dividend warrant has not expired, shareholders will have to wait till the expiry date since duplicate warrant cannot be issued during the validity of the original warrant. On expiry of the validity period, if the dividend warrant is still shown as unpaid in records of the Company, duplicate warrant will be issued.

However, duplicate warrants will not be issued against those shares wherein a 'stop transfer indicator' has been instituted either by virtue of a complaint or by law, unless the procedure for releasing the same has been completed.

No duplicate warrant will be issued in respect of dividends which have remained unpaid / unclaimed for a period of seven years in the unpaid dividend account of the Company as they are required to be transferred to the Investor Education and Protection Fund (IEPF) constituted by the Central Government.

Why do the shareholders have to wait till the expiry of the validity period of the original warrant?

Since the dividend warrants are payable at par at several centres across the country, banks do not accept 'stop payment' instructions. Hence, shareholders have to wait till the expiry of the validity of the original warrant.

What is the procedure for revalidation of dividend warrants?

Shareholders who have not encashed their dividend warrants within the validity period may send their request of revalidation to the Company's R&TA enclosing the said dividend warrants. The Company's R&TA will after due verification of the records, issue a revalidated dividend warrant. The revalidated warrant will be valid for a period of 3 months from the date of such warrant.

How can a bank or any other person be authorised to receive dividends on behalf of shareholders?

Shareholders may write to the Company's R&TA furnishing the name and address of the authorised person/bank alongwith folio number and current communication address. The Company's R&TA will despatch the respective shareholders' dividend warrants to the concerned person / bank. This facility is applicable only for the shareholders holding shares in physical form.

(B) Payment of dividend through Electronic Clearing Service (ECS)

What is payment of dividend through ECS Facility and how does it operate?

Reserve Bank of India's Electronic Clearance Service (ECS) Facility provides investors an option to collect dividend / interest directly through their bank accounts rather than receiving the same through post. Under this option, investor's bank account is directly credited and an advice thereof is issued by the Company after the transaction is effected. The concerned bank branch credits investor's account and indicate the credit entry as "ECS" in his / her pass book / statement of account. If any investor maintains more than one bank account, payment can be received at any one of his / her accounts as per the preference of the investor. The investor does not have to open a new bank account for the purpose.

What are the benefits of ECS Facility?

Some of the major benefits of ECS Facility are:

a. Prompt credit to the bank account of the investor through electronic clearing at no extra cost.

b. Exposure to delays / loss in postal service avoided.

c. As there can be no loss in transit of warrants, issue of duplicate warrants is avoided.

d. Fraudulent encashment of warrants is avoided.

Where all the ECS Facility is available?

ECS Facility is presently made available to the investors residing at 18 centres, viz., Ahmedabad, Bangalore, Bhubhaneshwar, Chandigarh, Chennai, Coimbatore, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Mumbai, Nagpur, New Delhi, Patna, Pune, Thiruvananthapuram and Vadodara. As per Reserve Bank of India, this service will be extended to some more centers.

How to avail of ECS Facility?

Investors holding shares in physical form may send their ECS Mandate Form, duly filled in, to the Company's R&TA. ECS Mandate Form is enclosed **(Annexure – 2)** for immediate use of investors. The Form may also be downloaded from the Company's website www.ril.com under the section "Investor Relations". However, if shares are held in dematerialised form, ECS mandate has to be sent to the concerned Depository Participant (DP) directly, in the format prescribed by the DP.

Why cannot the Company take on record bank details in case of dematerialised shares?

As per the Depository Regulations, the Company is obliged to pay dividend on dematerialised shares as per the details furnished by the concerned DP. The Company cannot make any change in such records received from the Depository.

Can ECS Facility be opted out by investors?

ECS would be an additional mode of payment. Investors would have the right to opt out from this mode of payment by giving an advance notice of four weeks either to the Company's R&TA or to the concerned DP, as the case may be.

(C) Unclaimed Dividend

What are the statutory provisions governing unclaimed dividend?

Prior to amendment of Section 205A and enactment of Section 205C by the Companies (Amendment) Act, 1999 effective October 31, 1998, companies were required to transfer to the general revenue account of the Central Government any moneys transferred to the 'unpaid dividend account' which remained unpaid or unclaimed for a period of 3 years from the date of transfer to the unpaid dividend account.

With effect from October 31, 1998, any moneys transferred to the 'unpaid dividend account' of the Company and remaining unpaid or unclaimed for a period of 7 years from the date of such transfer shall have to be transferred to the Investor Education and Protection Fund (IEPF). Investors are requested to note that no claims shall lie against the Company or IEPF for any moneys transferred to IEPF in accordance with the provisions of Section 205C of the Companies Act, 1956.

What is the status of unclaimed and unpaid dividend for different years?

In view of the statutory provisions, as aforesaid, the status of unclaimed and unpaid dividend of the Company is captured in the following **Chart 1:**

Chart 1

Status of unclaimed and unpaid dividend for different years

	Dividend for 1994-95 or before	Dividend for 1995-96 and 1996-97	Dividend for 1997-98 and thereafter
Transfer of unpaid dividend	Transferred to General Revenue Account of the Central Government	Transferred to Central Government's Investor Education and Protection Fund (IEPF)	Will be transferred to IEPF on due date(s)
Claims for unpaid dividend	Can be claimed from ROC, Maharashtra*	Cannot be claimed	Can be claimed from the Company's R&TA within the time limits provided in **Chart 2**.

Chart 2

Information in respect of unclaimed and unpaid dividends declared for 1997-98 and thereafter

Financial year ended	Date of declaration of Dividend	Last date for claiming unpaid Dividend
31.03.1998	26.06.1998	25.06.2005
31.03.1999	24.06.1999	23.06.2006
31.03.2000	30.03.2000	29.03.2007
31.03.2001	15.06.2001	14.06.2008
31.03.2002	31.10.2002	30.10.2009
31.03.2003	16.06.2003	15.06.2010
31.03.2004	24.06.2004	23.06.2011

* Shareholders who have not encashed their dividend warrant(s) relating to one or more of the financial year(s) up to and including 1994-95 are requested to claim such dividend from the Registrar of Companies, Maharashtra, CGO Complex, 2nd Floor, "A" Wing, CBD-Belapur, Navi Mumbai – 400 614, Telephone (091) (022) 2757 6802, in Form II of the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978. A specimen of the said Claim Form is enclosed **(Annexure – 4)**.

II. Dematerialisation / Rematerialisation of Shares

What is dematerialisation of shares?

Dematerialisation (Demat) is the process by which securities held in physical form evidencing the holding of securities by any person are cancelled and destroyed and the ownership thereof is entered into and retained in a fungible form on a depository by way of electronic balances.

Demat facilitates paperless trading whereby securities transactions are executed electronically reducing / mitigating possibility of loss of related documents and / or fraudulent transactions.

Trading in demat form is regulated by the Depositories Act, 1996 and is monitored by the Securities and Exchange Board of India (SEBI). The two depositories presently functioning in India are National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL).

Why dematerialise shares?

1. **Trading in Compulsory Demat**

   SEBI has notified various companies whose shares shall be traded in demat form only. By virtue of such notification, the shares of the Company are also subject to compulsory trading in demat form on the Stock Exchanges.

2. **Benefits of Demat**

- Immediate transfer of shares.
- No formal registration required.
- No stamp duty applicable.
- No additional holding/transaction cost to Shareholders pursuant to SEBI directions of January 28,2005.
- No requirement for approval of Board of Directors of the Company for transfers.
- Quick settlements.
- Shareholders need not worry about the space required for preserving certificates in case of large holdings.
- Avoidance of loss through loss in transit, theft, mutilation, forging of share certificates.
- Widely accepted for pledging against borrowings with lower interest rates.
- SEBI Guidelines prescribe further issues in electronic mode only.
- Facilitates the Company to determine entitlements easily and faster.
- Details of investors are obtained from the Beneficiary Position (Benpos) and hence cannot be manipulated by companies..
- Dematerialised shares can be rematerialised or changed into physical form whenever the shareholder so wish.

How to dematerialise shares?

The procedure for dematerialising shares is as under:

- Open Beneficiary Account with a DP registered with SEBI.
- Submit Demat Request Form (DRF) as given by the DP, duly signed by all the holders with the names and signature in the same order as appearing in the concerned certificate(s) and the Company records, alongwith requisite documentary proof.
- Obtain acknowledgment from the DP on handing over the share certificate(s).
- Demat transfers are required to be completed in 21 days as against 30 days (excluding time for despatch) for physical transfer. Service standard prescribed by the Company for completing demat is three days from the date of the receipt of requisite documents for the purpose.
- Receive a confirmation statement of holdings from the DP. Statement of holdings is sent by the DPs from time to time. Presently, confirmation is given by DPs on an immediate basis through email or SMS facilities, thus enabling shareholders to further trade in the securities immediately.

Shareholders should not send share certificate(s) / documents to the Company / Company's R&TA directly.

Additional information on the matter may be received from–

Shri Praveen Chaturvedi
Assistant General Manager
Demat Advisory Cell
Karvy Computershare Private Limited
46, Avenue 4, Street No.1
Banjara Hills
Hyderabad 500 034, India

Telephone Nos: +91 40 2332 0666 / 2332 0711 / 2332 3031 / 2332 3037

e-mail: praveenc@karvy.com

Karvy has been advised by the Company to facilitate shareholders in dematerialising shares.

How to get dividend on dematerialised shares? Will such shareholders be eligible for receiving Annual Report every year and also to attend General Meetings?

Dividend of shareholders holding shares in dematerialised form will be credited through ECS to the bank accounts as opted by them while opening the Beneficiary Accounts with the DP. In other cases, dividend warrants will be despatched to them with the bank account details, as furnished by the Depositories, printed thereon.

Holding shares in dematerialised form will not affect the rights of the Shareholders. They, as members of the Company, will be entitled to receive Annual Report, attend General Meetings and participate and vote thereat to the extent of their entitlement.

Is pledge of dematerialised shares possible?

Dematerialised shares can be pledged for the purpose of availing of any funding / loan arrangement with a bank.

What is rematerialisation of shares?

It is the process through which shares held in demat form are converted into physical form in the form of share certificate(s).

What is the procedure for rematerialisation of shares ?

- Shareholder should submit duly filled in Rematerialisation Request Form (RRF) to the concerned DP.
- DP intimates the relevant Depository of the request through the system.
- DP submits RRF to the Company's R&TA.
- Depository confirms rematerialisation request to the Company's R&TA.
- The Company's R&TA updates accounts and prints certificate(s) and informs the Depository.
- Depository updates the Beneficiary Account of the shareholder by deleting the shares so rematerialised.
- Share certificate(s) is despatched to the shareholder.

III. Nomination Facility

What is nomination facility and to whom it is more useful? What is the procedure of appointing a nominee?

Section 109A of the Companies Act, 1956 provides the facility of nomination to share / debenture holders. This facility will be very useful for individuals holding shares / debentures in sole name. In the case of joint holding of shares / debentures by individuals, nomination will be effective only in the event of the death of all joint holders.

Investors especially those who are holding shares / debentures in single name, are advised to avail of the nomination facility by submitting the prescribed Form 2B to the Company's R&TA. Form 2B is enclosed **(Annexure – 3)** for immediate use of investors. Form 2B may also be downloaded from the Company's website, www.ril.com under the section "Investor Relations".

However, if shares / debentures are held in dematerialised form, nomination has to be registered with the concerned DP directly, as per the format prescribed by the DP.

Who can appoint a nominee and who can be appointed as a nominee?

Individual shareholders holding the shares / debentures in single name or joint names can appoint a nominee. While an individual can be appointed as a nominee, a trust, society, body corporate, partnership firm, karta of HUF or a power of attorney holder will not be nominee(s). Minors can, however, be appointed as a nominee.

How to avail of nomination facility for more than one folio?

There can be only one nomination for one folio. Folios having different order or combination of names of shareholders will require separate nominations.

Can a nomination once made be revoked / varied?

It is possible to revoke / vary a nomination once made. If nomination is made by joint holders, and one of the joint holders dies, the remaining joint holder(s) can make a fresh nomination by revoking the existing nomination.

Are the joint holders deemed to be nominees to the shares?

Joint holders are not nominees; they are joint holders of the relevant shares having joint rights on the same. In the event of death of any one of the joint holders, the surviving joint holder(s) of the shares is / are the only person(s) recognised under law as holder(s) of the shares.

What rights are conferred on the nominee and how can he exercise the same?

The nominee is entitled to all the rights of the deceased shareholder to the exclusion of all other persons. In the event of death of the shareholder, all the rights of the shareholder shall vest in the nominee. The nominee is required to apply to the Company by reporting the death of the nominator along with the death certificate.

The nominee has an option to decide to register himself as a shareholder or he could send an application to have the shares transferred to any other person to whom the nominator could have otherwise transferred the shares. If the nominee opts to transfer the shares to a third party, he should submit to the Company's R&TA the transfer deed(s) duly stamped and executed accompanied by the relevant certificate(s) and other documentary proof(s).

If shares are held in dematerialised form, nomination has to be registered with the concerned DP directly, as per the format prescribed by the DP.

IV. Transfer / Transmission / Duplicate Certificates etc.

How to get shares registered in favour of transferee(s)?

Transferee(s) need to send share certificate(s) alongwith share transfer deed, duly filled in, executed and affixed with share transfer stamps, to the Company's R&TA. It takes about 7 days for the Company's R&TA to process the transfer although the statutory time limit fixed for completing a transfer is one month.

The Government of India, Ministry of Finance, Department of Revenue has fixed the Stamp Duty on Transfer (whether with or without consideration) of shares at the rate of twenty five paise (25 paise) for every hundred rupees or part thereof of the market value of the shares on the date of execution of the transfer deed. The transfer deed is valid for a period of one year from the date of registration or till the book closure date, whichever is later.

In case of dematerialised shares, the shares are credited to the purchaser's account by the respective Depository Participant under the directions of the concerned Depository. Presently, transfer of dematerialised shares does not attract stamp duty.

How to get shares registered which are received by way of gift? Does it attract stamp duty?

The procedure for registration of shares gifted is same as the procedure for a normal transfer. The stamp duty payable for registration of gifted shares would be @ 25 paise for every Rs 100 or part thereof, of the face value or the market value of the shares prevailing as on the date of the document, if any, conveying the gift or the date of execution of the transfer deed, whichever is higher.

What is the procedure for getting shares in the name of surviving shareholder(s), in the event of death of one shareholder?

The surviving shareholder(s) will have to submit a request letter supported by an attested copy of the Death Certificate of the deceased shareholder and accompanied by the relevant share certificate(s). The Company's R&TA on receipt of the said documents and after due scrutiny will delete the name of deceased shareholder from its records and return the share certificate(s) to the surviving shareholder(s) with necessary endorsement.

If a shareholder who holds shares in his sole name dies without leaving a Will, how can his legal heir(s) claim the shares?

The legal heir(s) should obtain a Succession Certificate or Letter of Administration with respect to the shares and send a true copy of the same, duly attested, alongwith a request letter, transmission form, and the share certificate(s) in Original, to the Company's R&TA for transmission of the shares in his / their name(s).

In case of a deceased shareholder who held shares in his / her own name (single) and had left a Will, how do the legal heir(s) get the shares transmitted in their name(s)?

The legal heir(s) will have to get the Will probated by the Court of competent jurisdiction and then send to the Company's R&TA a copy of the probated copy of the Will, alongwith relevant details of the shares, the relevant share certificate(s) in Original and transmission form for transmission of the shares in his / their name(s).

How can the change in order of names (i.e. transposition) be effected?

Share certificates alongwith a request letter duly signed by all the joint holders may be sent to the Company's R&TA for change in order of names, known as 'transposition'. Transposition can be done only for the entire holdings under a folio and therefore, requests for transposition of part holding cannot be accepted by the Company / R&TA.

What is the procedure for obtaining duplicate share certificate(s) in case of loss / misplacement of original share certificate(s)?

Shareholders who have lost / misplaced share certificate(s) should inform the Company's R&TA, immediately about loss of share certificate(s) quoting their folio number and details of share certificate(s), if available. The R&TA shall immediately mark a 'stop transfer' on the folio to prevent any further transfer of shares covered by the lost share certificate(s).

It is recommended that the shareholders should lodge a FIR with the police regarding loss of share certificate(s). They should send their request for duplicate shares to the Company's R&TA. Documents required to be submitted alongwith the application include Indemnity Bond, Surety Form, copy of FIR, Memorandum of Association and Certified Copy of Board Resolution (in case of companies).

What should a shareholder do in case he finds the original share certificate(s) after receipt of duplicate share certificate(s)?

Such a shareholder is requested to surrender the original share certificate(s), after cancellation, to the Company's R&TA immediately if the duplicate share certificate(s) have been issued to him. Further, as the shareholder has been issued duplicate share certificate(s), he would be liable to indemnify any innocent third party(ies) purchasing the original share certificate(s), directly or indirectly, with or without the knowledge of the original shareholder, as it tantamounts to passing of adverse title.

What is the procedure for splitting of a share certificate into smaller lots?

Shareholders may write to the Company's R&TA enclosing the relevant share certificate for splitting into smaller lots. The share certificates, after splitting, will be sent by the Company's R&TA to the shareholders at their registered address.

V. Miscellaneous

(A) Change of address

What is the procedure to get changes in address registered in the Company's records?

Shareholders holding shares in physical form, may send a request letter duly signed by all the holders giving the new address alongwith Pin Code. Shareholders are also requested to quote their folio number and furnish proof such as attested copies of Ration Card / PAN Card / Passport / Latest Electricity or Telephone Bill / Lease Agreement etc. If shares are held in dematerialised form, information about change in address needs to be sent to the DP concerned.

Can there be multiple addresses for a single folio?

There can only be one registered address for one folio.

(B) Change of name

What is the procedure for registering change of name of shareholders ?

Shareholders may request the Company's R&TA for effecting change of name in the share certificate(s) and records of the Company. Original share certificate(s) alongwith the supporting documents like marriage certificate, court order etc. should be enclosed. The Company's R&TA, after verification, will effect the change of name and send the share certificate(s) in the new name of the shareholders. Shareholders holding shares in demat form, may request the concerned DP in the format prescribed by DP.

(C) Authority to another person to deal with shares

What is the procedure for authorising any other person to deal with the shares of the Company?

Shareholders need to execute a Power of Attorney in favour of the concerned person and submit a notarised copy of the same to the Company's R&TA. After scrutiny of the documents, the R&TA shall register the Power of Attorney and inform the shareholders concerned about the registration number of the same.

VI. Shareholders' General Rights

- To receive not less than 21 clear days' notice of general meetings unless consented for a shorter notice.
- To receive notice and forms for Postal Ballots in terms of the provisions of the Companies Act, 1956 and the concerned Rules issued thereunder.
- To receive copies of Balance Sheet and Profit and Loss Account alongwith all annexures / attachments (Generally known as Annual Report).
- To participate and vote at general meetings either personally or through proxy (proxy can vote only in case of a poll).
- To receive dividends and other corporate benefits like bonus, rights etc. duly approved.
- To demand poll on any resolution at a general meeting in accordance with the provisions of the Companies Act, 1956.
- To inspect statutory registers and documents as permitted under law.

VII. Duties / Responsibilities of Investors

- To remain abreast of corporate developments, company specific information and take informed investment decision(s).
- To be aware of relevant statutory provisions and ensure effective compliance therewith.
- Not to indulge in fraudulent and unfair trading in securities nor to act upon any unpublished sensitive information.
- To participate effectively in the proceedings of shareholders' / debentureholders' meetings.
- To respond to communications seeking shareholders' approval through Postal Ballot.
- To respond to communications of SEBI / Depository / Depository Participant / Brokers / Sub-brokers / Other Intermediaries / Company, seeking investor feedback / comments.

VIII. General Safeguards

In pursuit of the Company's objective to mitigate / avoid risks while dealing with securities and related matters, the following are certain general safeguards suggested for investors to follow :

- Folio number (DP ID number in respect of dematerialised securities) should not be disclosed to unknown persons. Signed blank transfer deeds (delivery instruction slips in respect of dematerialised shares) should not be given to unknown persons.
- Off-market deals and dealings with / through unregistered intermediaries should be avoided. It exposes investor to the counter-party risk.
- Demat account should not be kept dormant for long; periodic statement of holdings should be obtained from the concerned DP and holdings verified.
- Correspondence containing certificates of securities and high value dividend / interest warrants / cheques / demand drafts should not be sent by ordinary post.
- A valid Contract Note / Confirmation Memo should be obtained from the broker / sub-broker, within 24 hours of execution of the trade and it should be ensured that the Contract Note / Confirmation Memo contains Order no., trade no., trade time, quantity, price, brokerage.
- Investors should restrain themselves from indulging into insider trading and fraudulent trading practices.
- Investors should convert their physical holdings of securities into demat holdings.

Initiatives Taken by the Company

Setting New Benchmarks in Investor Service

The service standards that have been set by the Company for various investor related transactions / activities are as follows:

(A) Registrations

Sr. No.	Particulars	Service Standards (No. of working days)
1	Transfers	7
2	Transmission	4
3	Transposition	4
4	Deletion of Name	3
5	Folio Consolidation	3
6	Change of Name	3
7	Demat	3
8	Remat	3
9	Issue of Duplicate shares	35
10	Replacement	3
11	Certificate Consolidation	3
12	Certificate Split	3

(B) Correspondence

Sr. No.	Particulars	Service Standards (No. of working days)
	Queries / Complaints	
1	Non-receipt of Annual Reports	2
2	Non-receipt of Dividend Warrants	4
3	Non-receipt of Interest/Redemption Warrants	4
4	Non-receipt of Certificate	2
	Event Related	
1	TDS certificate related	2
2	Allotment / call money	4
3	Others	2
	Requests	
1	Change of Address	2
2	Revalidation of Dividend Warrants	3
3	Revalidation of Redemption Warrants	3
4	Bank Mandate / Details	2
5	Nomination	2
6	Power of Attorney	2
7	Multiple Queries	4

Increasing Electronic (Dematerialised) Shareholding

The Company's R&TA, has introduced 2 new schemes for opening of DP Account for Reliance shareholders at concessional rate based on the total number of shares held in physical form. Details of these schemes may be received from the Company's R&TA.

Undelivered Share Certificates & Warrants

The Company with the help of its R&TA has been engaged in a continuous exercise of tracking investors who could not be reached at their existing address.

Intimation Letters to Investors

The Company gives an opportunity by sending intimation letters, twice a year, to investors for claiming their outstanding dividend / interest amount which is due for transfer to Investor Education & Protection Fund.

Consolidation of Folios

The Company has initiated a unique investor servicing measure for consolidation of small holdings within the same household. In terms of this, **those shareholders holding less than 10 shares (under a single folio) in the Company, within the same household, can send such shares for transfer alongwith transfer forms duly filled in and signed, free of cost; the stamp duty involved in such cases will be borne by the Company.**

Scheme for disposal of 'Odd Lot' Equity Shares

At the Annual General Meeting of the Company held on June 26, 1998, our Founder Chairman Shri Dhirubhai H. Ambani, announced for the benefit of small shareholders a scheme for disposal of 'Odd Lot' shares (the Scheme) to facilitate such shareholders to realise the full market value without having to suffer a discount for odd lots.

In order to assist small shareholders in disposal of such odd lot shares, the Company has formed a Trust known as 'Reliance Odd Lot Shares Trust' which will dispose of the odd lot shares on behalf of the shareholders.

The salient features of the Scheme effective July 1, 1998, are as under:

1. This Scheme is available to Indian national residents in respect of any master folio having holdings up to 49 shares. The entire holding which is in odd lot under a master folio has to be offered under the Scheme.
2. The Scheme is purely to facilitate the disposal of odd lot Equity Shares and is absolutely optional. Shareholders are free to avail of any other offer that may be available.
3. The holders of Equity Shares in odd lot may avail of the Scheme by lodging duly filled in application form and a duly executed transfer deed alongwith the relevant share certificate(s).
4. The odd lot shares offered under the Scheme are sold on a first-cum-first served basis in the open market, through designated brokers in the Mumbai / National Stock Exchange.
5. All costs of implementing the Scheme will be borne by the Company and shareholders will receive the full sale proceeds of their holdings without any deduction for service charges and brokerage.

Information Regarding Tax on Dividend and Sale of Shares

The provisions relating to tax on dividend and sale of shares are provided for ready reference of Shareholders:

- No tax is payable by shareholders on dividend. However, the Company is required to pay dividend tax @12.5% and surcharge @10%, together with education cess @ 2%.
- Short Term Capital Gains (STCG) tax is payable @ 10% and surcharge (@ 10% above income level of Rs 10 Lakh) together with education cess @ 2%, by the shareholders in case shares are sold within 12 months from the date of purchase.
- No Long Term Capital Gains (LTCG) tax is payable on sale of shares through a recognized stock exchange.
- Securities Transaction Tax (STT), effective from October 1, 2004, is payable as under –

  – @ 0.075% on both the purchaser and the seller in respect of delivery based transactions.

  – @ 0.01% on the seller in respect of derivatives.

  – @ 0.015% on the seller in respect of transactions in securities not being settled by actual delivery.

Contact Details

Depositories

National Securities Depository Limited
Trade World, 4th floor
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai 400 013
Tel +91 22 2499 4200
Fax +91 22 2497 2993 / 2497 6351
info@nsdl.co.in
www.nsdl.co.in

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers
16th floor, Dalal Street
Mumbai 400 001
Tel +91 22 2272 3333
Fax +91 22 2272 3199 / 2272 2072
investors@cdslindia.com
www.cdslindia.com

Registrars and Transfer Agents

Karvy Computershare Private Limited
46, Avenue 4, Street No. 1
Banjara Hills
Hyderabad 500 034
Tel +91 40 2332 0666 / 2332 0711 / 2332 3037
Fax +91 40 2332 3058
rilinvestor@karvy.com

Securities and Exchange Board of India
Mittal Court 'B' Wing, 1st Floor
224, Nariman Point
Mumbai 400 021
Tel +91 22 2285 0451 - 56
Fax +91 22 2204 5633 / 2202 1073
iggc@sebi.gov.in

Securities and Exchange Board of India
Office of Investor Assistance and Education
Exchange Plaza, Wing II, 4th Floor
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051
Tel +91 22 2659 8509
Fax +91 22 2659 8514 / 18
iggc@sebi.gov.in

Registrar of Companies
2nd Floor, Hakoba Mills Compound
Dattaram Lad Marg
Kalachowki
Mumbai 400 033
Tel +91 22 2378 2497
rocbom.sb@sb.nic.in

Company Law Board
(Western Region Bench)
NTC House
N.M. Marg Ballard Estate
Mumbai 400 023
Tel +91 22 2266 0757 / 2261 1456

Regional Director (Western Region)
Everest, 5th Floor
100, Marine Drive
Mumbai 400 002
Tel +91 22 2281 7259
Fax +91 22 2281 2389
rdwest@sb.nic.in

The Stock Exchange Mumbai (BSE)
Phrioze Jeejeebhoy Towers,
Dalal Street, Mumbai 400 001
Tel +91 22 2272 1233 / 4
Fax +91 22 2272 1919
isc@bseindia.com

National Stock Exchange of India Limited (NSE)
"Exchange Plaza"
Bandra-Kurla Complex
Bandra (E), Mumbai 400 051
Tel +91 22 2659 8100 / 8114
Fax +91 22 2659 8120
cc_nse@nse.co.in

General Shareholder Information covering inter alia listing details, stock market data, the Company's share price performance etc. is provided in the Report on Corporate Governance forming part of the Annual Report.

NOTE
The terms 'shareholders' and 'investors' have been used interchangeably.

The contents of this Referencer are for the purpose of general information of readers; for full particulars / provisions, readers are advised to refer to the relevant Acts / Rules / Regulations / Guidelines / Clarifications.

Directors' Report

Dear Shareholders,

Your Directors are pleased to present the 31st Annual Report and the audited accounts for the year ended March 31, 2005.

Financial Results

The performance of the Company for the financial year ended March 31, 2005 is summarised below:

	2004-2005			2003-2004		
		Rs Crs.	US$ Mn*		Rs Crs.	US$ Mn*
Gross profit before interest, depreciation		14,260.84	3,260		10,982.88	2,512
Less: Interest		1,468.66	336		1,434.72	328
Depreciation	3,784.57			3,331.39		
Less: Transfer from General Reserve	61.07	3,723.50	851	84.37	3,247.02	743
Profit before Tax		9,068.68	2,073		6,301.14	1,441
Less: Provision for Current Taxation		705.00	161		351.00	80
Provision for Deferred Tax		792.00	181		790.00	181
Profit after Tax		7,571.68	1,731		5,160.14	1,180
Add: Balance in Profit and Loss Account		5,592.06	1,278		3,343.06	765
Taxation Reserve Written Back		-	-		10.00	2
Taxation for Earlier Years		-	-		(23.03)	(5)
Debenture Redemption Reserve written back		-	-		850.00	194
Investment Allowance (Utilised) Reserve Written Back		-	-		76.63	18
Amount Available for Appropriation		13,163.74	3,009		9,416.80	2,154
Appropriations:						
General Reserve		3,000.00	686		3,000.00	686
Proposed dividend on Equity Shares		1,045.13	239		733.10	168
Tax on dividend		146.58	33		91.64	21
Tax on Dividend for earlier years		4.17	1		-	-
Balance carried to Balance Sheet		8,967.86	2,050		5,592.06	1,279
		13,163.74	3,009		9,416.80	2,154

* 1 US $ = Rs 43.745 Exchange Rate as on March 31, 2005 (1 US $ = Rs 43.7175 as on March 31, 2004)

Buy Back

Pursuant to the Buy Back Offer made in accordance with the provisions of the Companies Act, 1956 and the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998, the Company has bought back 28,69,495 Equity Shares of Rs 10 each of an aggregate face value of Rs 2,86,94,950 as of March 31, 2005. Consequent to the Buy Back, the Paid up Equity Share Capital of the Company as on March 31, 2005 stood reduced to Rs 1393,50,80,410.

Dividend

Your Directors have recommended a dividend of Rs 7.50 per Equity Share (last year Rs 5.25 per Equity Share) on 139,35,08,041 Equity Shares of Rs 10 each for the financial year ended March 31, 2005, which, if approved at the ensuing Annual General Meeting, will be paid to (i) all those Members whose names appear in the Register of Members as on May 13, 2005 and (ii) all those whose names appear on that date as beneficial owners as furnished by National Securities Depository Limited and Central Depository Services (India) Limited.

The dividend pay out for the year under review has been formulated in accordance with the Company's policy of striving to pay stable dividend linked to long term performance, keeping in view the Company's need for capital, its growth plans and the intent to finance such plans through internal accruals to the maximum. Your Directors believe that this would increase shareholder value and eventually lead to a higher return threshold.

Management's Discussion and Analysis Report

Management's Discussion and Analysis Report for the year under review, as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges in India, is presented in a separate section forming part of the Annual Report.

The Company has entered into various contracts in the areas of oil & gas, refining, petrochemicals and telecommunication businesses. While benefits from such contracts will accrue in the future years, their progress is periodically monitored.

The Board of Directors, at its meeting held on June 18, 2005, decided to consider a scheme of reorganisation of the businesses of the Company and has authorised the Corporate Governance and Stakeholders' Interface Committee to examine the matter and suggest a proposal to the Board of Directors for its consideration.

The Board of Directors at its meeting held on June 28, 2005, decided to execise the option to convert, 162 Crore 10% Cumulative Convetible / Redeemable Preference Shares of Reliance Infocomm Limited, subscribed at an aggregate value of Rs.8,100 Crore alongwith the accrued premium of Rs. 1,108.27 Crore, into fully paid up equity shares of the face value of Re.1 each of Reliance Infocomm Limited at a price of Rs.32 per equity share.

Subsidiaries

During the year, Reliance Communications (Canada) Inc. and Reliance Netway Inc. became subsidiaries of Reliance Communications Inc., a subsidiary of Reliance Infocom Inc., Reliance Infocom BV as also of the Company.

Further, Reliance Communications (Hongkong) Limited became a subsidiary of Reliance Infocom BV as also of the Company. Subsequently, Reliance Infocom BV ceased to be subsidiary of the Company and consequently all the subsidiaries of Reliance Infocom BV, namely Reliance Infocom Inc., Reliance Communications (UK) Limited, Reliance Communications (Hongkong) Limited, Reliance Communications Inc., Reliance Communication International Inc., Reliance Communications (Canada) Inc. and Reliance Netway Inc., have ceased to be subsidiaries of the Company.

During the year, Reliance do Brasil Indústria e Comércio de Produtos Têxteis, Químicos, Petroquímicos e Derivados Ltda (Reliance Brazil LLC) became a subsidiary of the Company.

After the close of the financial year 2004-2005, Reliance Industries (Middle East) DMCC became a subsidiary of the Company.

In terms of approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, copy of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and Auditors of the subsidiaries have not been attached with the Balance Sheet of the Company. These documents will be made available upon request by any Member of the Company interested in obtaining the same. However as directed by the Central Government, the financial data of the subsidiaries have been furnished under 'Details of Subsidiaries' forming part of the Annual Report. Further, pursuant to Accounting Standard AS-21 issued by the Institute of Chartered Accountants of India, Consolidated Financial Statements presented by the Company includes financial information of its subsidiaries.

Fixed Deposits

The Company has not accepted any fixed deposits during the year.

Directors

Your Directors express their profound grief on the sad demise of Shri T.R.U. Pai on January 26, 2005. Shri Pai was a member of the Board since July 6, 1979 and contributed immensely to the Company's growth. Your Directors place on record their deep appreciation for the valuable advice and guidance rendered by him to the Company during his tenure as Director of the Company.

Pursuant to the provisions of Section 262 of the Companies Act, 1956 Prof. Ashok Misra was appointed as Director in the casual vacancy in the office of Directors on account of the death of Shri T. R. U. Pai. Prof. Ashok Misra would hold office up to the date of the ensuing Annual General Meeting. The Company has received a notice in writing from a member proposing the candidature of Prof. Ashok Misra for the office of Director.

Your Directors have reappointed, subject to the approval of members at the ensuing Annual General Meeting, Shri Hardev Singh Kohli and Shri Hital R. Meswani, both Wholetime Directors designated as Executive Directors of the Company, for a further period of 5 years from April 1, 2005 and August 4, 2005, respectively.

Shri Anil D. Ambani, Vice Chairman and Managing Director, has resigned from the Board with effect from June 18, 2005. Your Directors place on record their deep appreciation for the invaluable contribution made by Shri Anil D. Ambani during his tenure as Director of the Company. Shri Anil D. Ambani has been associated with the Company since 1982 and has played a key role in building Reliance to its present pre-eminent position in the corporate world. Your Directors convey their best wishes to Shri Anil D. Ambani.

In terms of Article 155 of the Articles of Association of the Company, Shri H.R. Meswani, Shri R.H. Ambani and Shri S. Venkitaramanan, retire by rotation and being eligible, offer themselves for re-appointment at the ensuing Annual General Meeting.

Brief resume of the Directors proposed to be appointed / re-appointed, nature of their expertise in specific functional areas and names of companies in which they hold directorship and membership / chairmanship of Board committees, as stipulated under Clause 49 of Listing Agreement with the Stock Exchanges in India, are provided in the Report on Corporate Governance forming part of the Annual Report.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956, with respect to Directors' Responsibility Statement, it is hereby confirmed that:

(i)in the preparation of the annual accounts, the applicable accounting standards have been followed;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at March 31, 2005 and of the profit of the Company for the year ended on that date;

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the annual accounts of the Company on a 'going concern' basis.

Consolidated Financial Statements

In accordance with the Accounting Standard AS-21 on Consolidated Financial Statements read with Accounting Standard AS-23 on Accounting for Investments in Associates, your Directors provide the audited Consolidated Financial Statements in the Annual Report.

Auditors and Auditors' Report

M/s. Chaturvedi & Shah, Chartered Accountants, and M/s. Rajendra & Co., Chartered Accountants, Statutory Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting and are eligible for re-appointment. Your Directors have also proposed to appoint M/s. Deloitte Haskins and Sells, Chartered Accountants, as Auditors of the Company, subject to the approval of Members at the ensuing Annual General Meeting.

The Company has received letters from all of them to the effect that their appointment / re-appointment, if made, would be within the prescribed limits under Section 224(1B) of the Companies Act, 1956 and that they are not disqualified for such appointment / re-appointment within the meaning of Section 226 of the said Act.

The notes on accounts referred to in the Auditors' Report are self-explanatory and therefore do not call for any further comments.

Cost Auditors

The Central Government had directed an audit of the cost accounts maintained by the Company in respect of its Textiles, Polyester and Chemicals businesses. The Central Government has approved the appointments of Shri S.N. Bavadekar, Cost Accountant, for conducting the cost audit for the Textiles, Polyester and a part of Chemicals businesses and M/s. V.J. Talati & Co., Cost Accountants, for conducting the cost audit of a part of the Chemicals business for the financial year ended on March 31, 2005.

International Accountants

The report submitted to the Board of Directors by M/s. Deloitte Haskins and Sells, member firm of Deloitte Touche Tohmatsu (DTT), appointed as International Accountants of the Company, for the year under review, is provided in the Annual Report for information of Members.

Secretarial Audit

Your Company voluntarily appointed Dr. K.R. Chandratre, Practicing Company Secretary, to conduct Secretarial Audit of the Company for the financial year 2004-2005. The Secretarial Audit Report confirms that the Company has complied with all the applicable provisions of the Companies Act, 1956, Listing Agreement with the Stock Exchanges, Securities Contracts (Regulation) Act, 1956, and all the Regulations of Securities and Exchange Board of India (SEBI) as applicable to the Company, including the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and the SEBI (Prohibition of Insider Trading) Regulations, 1992.

Particulars of Employees

In terms of the provisions of Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of the employees are required to be set out in the Annexure to the Directors' Report. However, as per the provisions of Section 219(1)(b)(iv) of the said Act, the Annual Report excluding the aforesaid information is being sent to all the Members of the Company and others entitled thereto. Member who is interested in obtaining such particulars may write to the Company Secretary at the Registered Office of the Company.

Energy Conservation, Technology Absorption and Foreign Exchange earnings and outgo

The particulars relating to energy conservation, technology absorption, foreign exchange earnings and outgo, as required to be disclosed under Section 217(1)(e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are provided in the Annexure to this Report.

Transfer of Unclaimed Dividend to IEPF

Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, the declared dividend which remained unclaimed for a period of 7 years have been transferred by the Company to the Investor Education and Protection Fund (IEPF) established by the Central Government pursuant to Section 205C of the said Act.

Corporate Governance

During the year, your Board has constituted an independent Board Committee, named "Corporate Governance and Stakeholders' Interface Committee", to inter alia review the governance systems and processes followed by the Company, to suggest improvements, if any required in this area, and to recommend nomination of Directors on the Board.

Your Company is committed to maintain the highest standards of Corporate Governance. Your Directors adhere to the requirements set out by the Securities and Exchange Board of India's (SEBI) Corporate Governance practices and have implemented all the major stipulations prescribed. Your Company has also decided to implement several best practices, though not mandatory at present, as part of good Corporate Governance.

Report on Corporate Governance as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges in India forms part of the Annual Report.

Certificate from the Auditors of the Company, M/s. Chaturvedi & Shah, Chartered Accountants and M/s. Rajendra & Co., Chartered Accountants, confirming compliance of conditions of Corporate Governance as stipulated under the aforesaid Clause 49, is annexed to this Report.

Acknowledgment

Your Directors would like to express their grateful appreciation for the assistance and co-operation received from the Financial Institutions, Banks, Government Authorities, Customers, Vendors and Members during the year under review. Your Directors also wish to place on record their deep sense of appreciation for the committed services of the Executives, Staff and Workers of the Company.

For and on behalf of the
Board of Directors

Mukesh D. Ambani
Chairman & Managing Director

Mumbai,
June 28, 2005.

Annexure to Directors' Report

Particulars required under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988.

A. CONSERVATION OF ENERGY

(a) Energy Conservation measures taken

Improvement in energy efficiency is a continuous process at Reliance and conservation of energy is given a very high priority in all our plants and offices. Energy audits and benchmarking are done regularly to identify areas of improvement and steps are taken to implement the measures required for such improvement. According to the Energy Benchmarking Study for the year 2004, conducted by energy major Shell, our Refinery has the lowest corrected energy index and energy & loss index, indicating highest energy efficiency. Some of the major energy conservation measures carried out during the year are listed below:

1. Improvement in Power Plant energy efficiency by measures such as reduction in specific fuel consumption, replacement of copper ballast with electronic ballast and maintaining power factor close to unity.
2. Substitution of high-pressure steam with low-pressure steam in MEG Plant.
3. Transfer of excess residual heat from one fluid streams to other fluid streams for heating purposes, like transfer of heat from high boil product stream in VCM Plant, flash steam in PE Plant, hot recycle solvent in PE Plant, boiler blowdown in CPP, process steam in MEG Plant and process condensate in PTA Plant, to other streams.
4. Operational improvements like optimization of slurry mole ratios in all esterification areas in PSF Plant to reduce heat loads STG-1, baler motor optimization in PSF Draw line, APH modification from co-current to counter—current in PE plant, installation of P-Q control in GT power system, inlet air fogging in all gas turbines in CPP, optimization of feed tray location in Hiboil column in VCM, replacement of fin fan blades by hollow FRP blades in Crude, Coker Aromatics and PRU/SHP-TAME Plants, installation of new parallel fractionator overhead condensor in Coker Plant, installation of condensate pot for MEG column reboiler and installation of make up water heater in BHEL HRSGs in CPP.

(b) Additional Investment / proposals being implemented for reduction of consumption of Energy

1. In CPP Plant, proposals being implemented for energy conservation are—reduction in back pressure in Gas turbines 1 and 2, stoppage of SHP letdown to 22 K for HRSG 5/6/7, reduction in Plant & Instrument Air header pressure in GT 1, installation of make up water heaters in all 4 other BHEL HRSGs and preheating CPP Deaerator make-up by Condensate return from Sulphur & Crude Units.
2. Measures being implemented in the Cracker Plant are—C3R compressor steam reduction by cold recovery from de-methaniser pre stripper column, dilution steam generator blowdown reduction by using an exchanger, and Fuel Gas Compressor suction pressure drop reduction.
3. Measures being implemented in the PP Plant are—generation of LP Steam from HP condensate and stopping of one VGR compressor during HOMO grade run in both the lines .
4. Measures being implemented in the PSF Plant are—optimization of air cooled condenser fans, stoppage of three blowers by stoppage of creel 1 AHU, optimization of MP steam consumption during draw machine interruptions in steam draw chest in DM 1 – 4 and automatic changeover from Delta to Star for 75 KW motor in baler.
5. Measures being implemented in the Refinery are—increase in Crude Preheat temperature by heat recovery from VGO product stream as a result of detailed Pinch Study.

(c) Impact of measures at (a) & (b) above for reduction in consumption of energy and on the cost of production of goods.

1. As a result of various energy conservation measures taken, the Company saved energy equivalent to Rs 30 crore per annum.
2. The additional investment proposals being implemented for reduction in energy consumption have potential to reduce energy consumption equivalent to approximately Rs 100 crore per annum.

(d) Total Energy Consumption and Energy Consumption per unit of production as per Form 'A' attached hereto.

B. TECHNOLOGY ABSORPTION

Efforts made in technology absorption—as per Form B given below:

Form B

Form for disclosure of particulars with respect to absorption

1. Research and Development (R&D)

a. Specific areas in which the research and development (R&D) is being carried out

1. Morphologically controlled RELCAT100X developed at lab scale and pilot plant trial.
2. Magnesium alkoxide process developed and pilot plant trial for scale up.
3. Advance donor developed for PP catalyst to be used in homo grades for improvement in catalyst activity and product properties.
4. Bulk polymerization facility established for regular screening of catalyst.
5. Development of water-proof, all weather colour-fast fabrics for out door / tentage, all terrain, application.
6. Standardisation of Lycra-plied yarn manufacturing through assembly winding & two-for-one twisting process.
7. Development of Polyester-Wool-Rayon tri-blends fabrics through standardization of spinning, weaving & finishing processes.
8. Development & Standardization of bi-functional stain-release as well as stain-repellent eco-friendly finishes for Childrenwear fabrics for International Market.
9. Optimization of wool dyeing process by re-engineering sliver loading device to minimize wool-felting & waste.
10. Development of high abrasive-resistance woven jacquards specialty fabrics for uniform application.

b. Benefits derived as a result of R&D efforts

1. In-house development of PP catalyst system for performance & product characteristic improvement.
2. All weather tentage fabric shall create major opportunities as it intends to replace cotton cloth, which is not meeting with the finish requirement of the indented customer segment.
3. Standardisation of Lycra-plied yarn has resulted in improved finishing leading to better appearance of cloth.
4. Developed tropical and tri-blend Polyester-wool-Rayon fabrics as a new product to create fresh demand and increased business.
5. Produced Power Teflon double defence mechanism blended fabrics against stains for childrenwear application.
6. Optimized wool dyeing techniques to minimize felting, reduce waste and improved yields besides better finishing.
7. Developed high abrasion-resistance blended jacquard fabrics for apparel end use.

c. Future plan of action

1. Development of high performance catalyst for PP production.
2. Development of process for catalyst support.
3. Development of advanced donor and nucleating agents for polyolefin.
4. Technology development and commercialization of Titanium Dioxide product.
5. Development of tri-blend fabrics with Spandex Polyurethane filament yarn along with stain-repellent finishes.
6. Standardization of processing and finishing process of Polyester-Rayon blend fabrics using special scouring techniques.

7. Development of anti-felting and dimensionally stable wool & wool-blended fabrics by re-engineering yarn manufacturing & special finish application.
8. Development of specialty shirting fabrics using power stretch yarns for leisure & comfort.
9. Development of elastic fabrics along with water repellent properties using various stretches yarns for medical application.
10. Development & optimization of Polyester-Wool-Rayon-Silk blended fabrics for up-market.

d. Expenditure on R & D

		Rs crore
a)	Capital	21.06
b)	Recurring	40.26
	Total	61.32
c)	Total R & D expenditure as a percentage of total turnover	0.08

2. Technology Absorption, Adoption and Innovation

a. Efforts made towards technology absorption, adoption and innovation:

Imported technologies have been successfully absorbed resulting in high production level in operations. New product developments were also done to meet customer demand. Technology innovations have been successfully implemented to increase production and reduce consumption of raw materials, catalysts, chemicals and utilities. Some such innovations are as under:

1. Cracked Gas Compressor stand alone cooling water system commissioned to reduce cooling water supply temperature by 2 deg C to CGC intercoolers thereby increasing ethylene production.
2. Expander-compressor unloading scheme commissioned in cracker plant to increase ethylene production.
3. Azeo-drying time reduced in Hiboil Column and VCM column in VCM plant.
4. EDC Cracking Furnace run-length improved in VCM plant by improving furnace feed EDC quality.
5. VCM Plant debottlenecking done for increase in plant capacity.
6. Use of high Selectivity EO catalyst and new design of EO reactor in MEG-1 plant instead of high activity catalyst for reduction of raw material consumption and CO2 generation.
7. Catacarb Technology in CO2 removal system introduced to increase the CO2 absorption efficiency and reduce CO2 concentration at the inlet of EO reactor to improve catalyst selectivity & run length.
8. Glycol section debottlenecking was done in-house. Capacity increased from 315 TPD to 350 TPD EOE.
9. New polyelectrolyte was developed for improved settleability of effluent water in ETP.
10. Recycling of PET flakes commissioned in PSF CP 8 unit for reduction of oligomer consumption.

b. Benefits Derived as a result of the above efforts

I. Product development / improvement and cost reduction

Capacity enhancement / new grade development / improvement and cost reduction has resulted in benefits of approximately Rs 75 crores per annum.

II. Import substitution

- Scheme for recovery of Cyclohexane was developed in-house and implemented to recover the cyclohexane from RB column bottom grease. Resulted in cyclohexane recovery of 1093 MT / annum & in turn reduction in import of cyclohexane by 1000 MTA yielding saving of Rs 3.4 crore per annum.
- Commercial production of PDEB started using in-house developed catalyst & process technology (by IPCL R&D and RIL Hz team) resulted in reduction in import by 700 MTA. Bottom line increase: Rs 4.5 crore per annum.

c. Information regarding Imported Technology

Product	Technology from	Year of Import	Status of implementation / absorption
Polyester Staple Fibre Fill	Dupont (U.S.A) / Chemtex U.S.A.	1998	Full
Paraxylene	UOP Inter America Inc. U.S:A.	1999	Full
Polypropylene	Union Carbide U.K.	1999	Full

C. FOREIGN EXCHANGE EARNINGS AND OUTGO

1. Activities relating to export, initiatives to increase exports, Developments of New export markets for Products and Services and Export Plan.

The Company has continued to maintain focus and avail of export opportunities based on economic considerations. During the year the Company has exports (FOB value) worth Rs 23,741.33 crore (US$ 5427.21 million).

2. Total Foreign Exchange used and earned

	Rs crore
a. Total Foreign Exchange earned	23,745.46
b. Total savings in Foreign Exchange through products manufactured by the Company and deemed exports (US$ 9,491 million)	41,520.25
Sub total (a+b)	65,265.71
c. Total Foreign Exchange used	43,703.55

Form 'A'

Form for disclosure of particulars with respect to conservation of energy

A. Power & Fuel Consumption	**2004-05**	2003-04
1 Electricity		
a) Purchased Units (lacs)	187.28	59.73
Total Cost (Rs in crore)	6.37 #	2.83 #
Rate / Unit (Rs)	**3.40**	**4.73**
b) Generation through captive power facilities		
Through Steam Turbine / Generator		
Units (lacs)	23,945.63	23,303.06
KWH per unit of fuel	4.79	4.68
Total Cost (Rs in crore)	976.90	693.32
Cost / Unit (Rs)	**4.08**	**2.98**
c) Own Generation		
1) Through Diesel Generator		
Units (lacs)	19.20	22.46
KWH per unit of fuel	3.58	3.71
Fuel Cost/Unit (Rs)	**6.13**	**4.97**
2) Through Steam Turbine / Generator		
Units (lacs)	25,131.76	23,467.93
KWH per unit of fuel	5.84	5.11
Fuel Cost / Unit (Rs)	**1.85**	**2.17**
Purchased Fuel consumed		
2 Furnace Oil		
Quantity (K.Ltrs)	161,335.01	160,443.13
Total Cost (Rs in crore)	178.37	155.23
Average rate per Ltr.(Rs)	**11.06**	**9.68**
3 Diesel Oil		
Quantity (K.Ltrs)	1,657.68	10,047.18
Total Cost (Rs in crore)	3.06	15.71
Average rate per Ltr.(Rs)	**18.48**	**15.64**
4 Others		
Gas		
Quantity (1000 m^3)	150,258.78	148,560.33
Total Cost (Rs in crore)	56.71	51.76
Average rate per 1000m^3 (Rs)	**3,774.01**	**3,484.11**
Internal Fuel consumed		
5 Gas		
Quantity (1000 m^3)	1,424,732.42	1,020,021.34
Total Cost (Rs in crore)	1,425.60	1,032.29
6 GT fuels		
Quantity (K.Ltrs)	1,001,884.24	1,047,371.77
Total Cost (Rs in crore)	1,094.64	877.25

Excluding Demand Charges

B. Consumption per unit of Production

Product	Electricity (KWH)		Furnace Oil/ HSD/ HFHSD (Ltrs)		LSHS (Kgs)		Gas (SM^3)	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Fabrics (Per 1000 mtrs)	4,058	3,979	1	3	-	-	720	580
PFY (per MT)	700	733	49	65	-	1	36	45
PSF (per MT)	416	476	31	49	-	1	19	24
PTA (per MT)	374	388	9	8	-	-	-	-
LAB (per MT)	627	623	63	84	317	348	-	-
MEG (per MT)	562	583	-	-	-	-	-	-
PVC (per MT)	545	531	-	-	-	-	-	-
HDPE (per MT)	337	325	-	-	-	-	-	-
PP (per MT)	320	327	-	-	-	-	17	-
FF (per MT)	706	721	-	-	-	-	41	53
Cracker (per MT)	143	138	-	-	-	-	-	-
PET (per MT)	298	287	-	-	-	-	58	73
PX (per MT)	255	269	14	17	-	-	236	-
Petro-products (per MT)	59	59	-	-	-	-	34	-

For and on behalf of the Board of Directors

Mukesh D. Ambani
Chairman & Managing Director

Mumbai,
June 28, 2005.

Persons constituting group coming within the definition of "group" as defined in the Monopolies and Restrictive Trade Practices Act, 1969 include the following:

Petroleum Trust (through Trustees for sole beneficiary - M/s Reliance Industrial Investments and Holdings Limited); Fiery Investments and Leasing Private Limited; Sanatan Textrade Private Limited; Clarion Investments and Trading Company Private Limited; Orson Trading Private Limited; Nikhil Investments Company Private Limited; Real Fibres Private Limited; Pams Investments and Trading Company Private Limited; Hercules Investments Private Limited; Reliance Consolidated Enterprises Private Limited; Jagdishvar Investments and Trading Company Private Limited; Jagdanand Investments and Trading Company Private Limited; Kedareshwar Investments and Trading Company Private Limited; Kankhal Investments and Trading Company Private Limited; Eklavya Mercantile Private Limited; Anadha Enterprise Private Limited; Ekansha Enterprise Private Limited; Bhumika Trading Private Limited; Bahar Trading Private Limited; Bhavan Mercantile Private Limited; Anumati Mercantile Private Limited; Sanchayita Mercantile Private Limited; Reliance Enterprises Limited; Florentine Trading Private Limited; Velocity Trading Private Limited; Madhuban Merchandise Private Limited; Ornate Traders Private Limited; Reliance Polyolefins Private Limited; Tresta Trading Private Limited; Amur Trading Private Limited; Reliance Capital Limited; Yangste Trading Private Limited; Reliance Aromatics and Pertochemicals Private Limited; Reliance Energy and Project Development Private Limited;

Reliance Chemicals Private Limited; Dainty Investment & Leasings Private Limited; Rashi Trading Company Private Limited; Saumya Finance & Leasing Company Private Limited; Fidelity Shares & Securities Private Limited; Riyaz Trading Private Limited; Kudrat Investment & Leasing (India) Private Limited; Rishiraj Merchandise Private Limited; Aavaran Textiles Private Limited; Silvassa Hydrocarbons and Investments Private Limited; Pururava Traders Private Limited; Silkina Trading Private Limited; Jogiya Traders Private Limited; Shangrila Investments & Trading Company Private Limited; Innova Tradecom Private Limited; Nirupama Traders Private Limited; Sundale Merchandise Private Limited; Chaitanya Commercials Private Limited; Gaylord Investments & Trading Company Private Limited; Gaiety Mercantile Private Limited; Elite Mercantile Private Limited; Sumiran Investments Private Limited; Swarag Traders Private Limited; Spellbound Trading Private Limited; Pratiksha Finance & Leasing Company Private Limited; Niharika Synthetics Trading Private Limited; Bhagirath Traders Private Limited; Parasakthi Trading Company Private Limited; Radharaman Textiles Trading Private Limited; Sridivya Trading Private Limited; Hexagon Trading & Investments Private Limited; Devpriya Mercantile Private Limited; Smruti Mercantile Private Limited;

Swarna Traders Private Limited; Rajkiran Synthetics Private Limited; Avshesh Mercantile Private Limited; Vatayan Synthetics Private Limited; Rajniketan Traders Private Limited; Avada Trading Company Private Limited; Kalpavriksha Trading Private Limited; Vanraj Merchandise Private Limited; Deep Mercantile Private Limited; Cube Investments Private Limited; Platinum Commercials Private Limited; Ornamental Trading Enterprises Private Limited; Chandragupta Traders Private Limited; Kaveri Commercials Private Limited; Esteem Textiles Trading Private Limited; Srenik Traders Private Limited; Orator Trading Enterprises Private Limited; Ascent Tradecom Private Limited; Arundhati Traders Private Limited; Suprabhat Tradecom Private Limited; Shrusti Trading Private Limited; Khodiyar Trading & Investments Private Limited; Vasishtha Tradecom Private Limited; Kunjvan Texfab Private Limited; Unicom Trading Enterprises Private Limited; Revlon Trading Company Private Limited; Bloom Trading Private Limited; Lazor Syntex Private Limited; Dadhichi Texfab Private Limited; Hansdhwani Trading Company Private Limited; Vijeta Commercials Private Limited;

Nirantar Merchandise Private Limited; Anusudha Tradecom Private Limited; Spark Tradecom Private Limited; Advitiya Fabrics Private Limited; Cyril Traders Private Limited; Rhino Bags Private Limited; Guruvas Textiles Private Limited; Reliance Welfare Association; Ranjana Traders Private Limited; Eminent Commercials Private Limited; Indra-dham Traders Private Limited; Antariksh Commercials Private Limited; Kinnari Merchandise Private Limited; Capable Commercials Private Limited; Shiny Leasing & Holdings Private Limited; Reliance Exports Private Limited; Kanakdhara Traders Private Limited; Vicraze Investments & Trading Company Private Limited; Aakrosh Investments & Leasing Private Limited; Prasiddhi Trading Private Limited; Antarang Traders Private Limited; Neelam Mercantile Private Limited; Anuchit Traders Private Limited; Lavanya Holdings & Trading Private Limited; Akshar Traders Private Limited; Shital Texturising Private Limited; Panchtirth Trading Private Limited; Charishma Investments Private Limited; Adbhut Trading Company Private Limited; Biraaj Textiles Trading Private Limited; Sugam Texturising Private Limited; Shruti Traders Private Limited;

Chikki Fertilizers Trading & Agencies Private Limited; Avron Trading Private Limited; Navketan Commercials Private Limited; Akshya Textiles Trading & Agencies Private Limited; Bindi Chemicals Agencies & Trading Private Limited; Prolab Synthetics & Detergents Private Limited; Vita Investment & Trading Company Private Limited; Classic Merchant Bankers Private Limited; Lordwest Investments & Trading Company Private Limited; Maxwell Dyes & Chemicals Private Limited; Tejasvi Trading Company Private Limited; Auspicious Investments Private Limited; Proline Investments Private Limited; Sameep Trading Private Limited; Lazor Detergents Private Limited; Yashasvi Holdings Private Limited; Reliance Industrial Infrastructure Limited; Pratik Holdings & Trading Private Limited; Rajtilak Holdings & Trading Private Limited; Creditable Investments Private Limited; Darshan Securities Private Limited; Sihasan Holdings & Trading Private Limited

Auditors' Certificate on Corporate Governance

To the Members of
RELIANCE INDUSTRIES LIMITED

We have examined the compliance of conditions of Corporate Governance by Reliance Industries Limited, for the year ended on March 31, 2005, as stipulated in Clause 49 of the Listing Agreement of the said Company with stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination has been limited to a review of the procedures and implementations thereof adopted by the Company for ensuring compliance with the conditions of the Corporate Governance as stipulated in the said Clause. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the above mentioned Listing Agreement.

We state that no investor grievances were pending for a period of one month against the Company as certified by the Registrars & Share Transfer Agents of the Company, based on the records maintained by them.

We further state that such compliance is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Chaturvedi & Shah
Chartered Accountants

D. Chaturvedi
Partner
Membership No.: 5611

For Rajendra & Co.
Chartered Accountants

R. J. Shah
Partner
Membership No.: 7586

Mumbai,
June 28, 2005.

Auditors' Report

To the Members of
RELIANCE INDUSTRIES LIMITED

We have audited the attached Balance Sheet of RELIANCE INDUSTRIES LIMITED as at March 31, 2005 and the Profit and Loss Account for the year ended on that date annexed thereto and Cash Flow Statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with Auditing Standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

2. As required by the Companies (Auditor's Report) Order 2003 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure hereto a statement on the matters specified in paragraphs 4 and 5 of the said Order.

3. Further to our comments in the Annexure referred to in paragraph 2 above, we report that:

a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

b) In our opinion, proper books of account, as required by law, have been kept by the Company, so far as appears from our examination of those books;

c) The Balance Sheet, the Profit and Loss Account and Cash Flow statement dealt with by this report are in agreement with the books of account;

d) In our opinion, the Balance Sheet, the Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the mandatory Accounting Standards referred in sub-section (3C) of section 211 of the Companies Act, 1956;

e) In our opinion, and based on information and explanations given to us, none of the directors are disqualified as on March 31, 2005 from being appointed as directors in terms of clause (g) of sub-section (1) of section 274 of the Companies Act 1956;

f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with the Significant Accounting Policies and other notes thereon give the information required by the Companies Act, 1956, in the manner so required, and present a true and fair view in conformity with the accounting principles generally accepted in India:

(i) In so far as it relates to Balance Sheet, of the state of affairs of the Company as at March 31, 2005;

(ii) In so far as it relates to the Profit and Loss Account, of the Profit of the Company for the year ended on that date; and

(iii) In so far as it relates to the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

For Chaturvedi & Shah
Chartered Accountants

D. Chaturvedi
Partner
Membership No.: 5611

For Rajendra & Co.
Chartered Accountants

R. J. Shah
Partner
Membership No.: 7586

Mumbai,
April 27, 2005.

Annexure to Auditors' Report

Referred to in Paragraph 2 of our report of even date

1. In respect of its fixed assets:

a. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets on the basis of available information.

b. As explained to us, all the fixed assets have been physically verified by the management during the year in a phased periodical manner, which in our opinion is reasonable, having regard to the size of the Company and nature of its assets. No material discrepancies were noticed on such physical verification.

c. In our opinion, the Company has not disposed of substantial part of fixed assets during the year and the going concern status of the Company is not affected.

2. In respect of its inventories:

a. As explained to us, inventories have been physically verified by the management at regular intervals during the year.

b. In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

c. The Company has maintained proper records of inventories. As explained to us, there were no material discrepancies noticed on physical verification of inventory as compared to the book records.

3. In respect of the loans, secured or unsecured, granted or taken by the company to/ from companies, firm or other parties covered in the register maintained under section 301 of the Companies Act, 1956:

a. The Company has not granted any new loans during the year. However, the Company has granted loans in the past to one party and maximum amount outstanding at any time during the year is Rs 794.22 crore and year end balance is Rs 753.78 crore.

b. In our opinion and according to the information and explanations given to us, the aforesaid loan is interest-free and other terms and conditions are not prima facie prejudicial to the interest of the company.

c. The loan has been given to a wholly owned subsidiary of the Company. The said loan is interest free and is repayable on demand.

d. In respect of the loans given by the company, these are repayable on demand and therefore the question of overdue amount does not arise.

e. The Company has taken loans from one party aggregating to Rs 2,735 crore during the year and the balance outstanding at the year-end is Rs 1,600 crore.

f. In our opinion and according to the information and explanations given to us, the rate of interest, wherever applicable and other terms and conditions are not prima facie prejudicial to the interest of the Company.

g. The interest payments are regular and the principal amount is repayable on demand.

4. In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business for the purchase of inventory, fixed assets and also for the sale of goods and services. During the course of our audit, we have not observed any continuing failure to correct major weaknesses in internal controls.

5. In respect of the contracts or arrangements referred to in Section 301 of the Companies Act, 1956:

a. In our opinion and according to the information and explanations given to us, the transactions made in pursuance of contracts or arrangements, that needed to be entered in the register maintained under section 301 of the Companies Act, 1956 have been so entered.

b. In our opinion and according to the information and explanations given to us, these contracts or arrangements represent fees for professional services rendered aggregating to Rs 0.02 crore which appears reasonable.

6. The Company has not accepted any deposits from the public.

7. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

8. The Central Government has prescribed maintenance of cost records under Section 209 (1) (d) of the Companies Act, 1956 in respect of certain manufacturing activities of the Company. We have broadly reviewed the accounts and records of the Company in this connection and are of the opinion, that prima facie, the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.

9. In respect of statutory dues:

a. According to the records of the Company, undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income Tax, Sales tax, Wealth Tax, Service Tax, Customs Duty, Excise Duty, Cess and other statutory dues have been generally regularly deposited with the appropriate authorities. According to the information and explanations given to us, no undisputed amounts payable in respect of the aforesaid dues were outstanding as at March 31, 2005 for a period of more than six months from the date of becoming payable except a sum of Rs 1.17 crore in respect of Investor Education and Protection Fund.

b. The disputed statutory dues aggregating to Rs 610.45 crore, that have not been deposited on account of disputed matters pending before appropriate authorities are as under:

Sr. No.	Name of the statute	Nature of the dues	Forum where dispute is pending	Amount (Rs in crore)
1.	Income Tax Act, 1961	Income Tax	Commissioner of Income Tax (Appeals)	190.16
2.	Central Excise Act, 1944	Excise Duty and Service Tax	Commissioner of Central Excise (Appeals)	16.07
			CESTAT	214.38
			High Court	0.06
			Supreme Court	30.41
3.	Central Sales Tax Act And Sales Tax Act of various states	Sales Tax	Commissioner (Appeals)	14.00
			Appellate Tribunal	0.01
			High Court	125.54
4.	Customs Act	Custom Duty	Commissioner of Customs (Appeals)	13.99
			CESTAT	5.83
			TOTAL:	**610.45**

10. The Company has no accumulated losses and has not incurred any cash losses during the financial year covered by our audit or in the immediately preceding financial year.

11. Based on our audit procedures and according to the information and explanation given to us, we are of the opinion that the Company has not defaulted in repayment of dues to financial institutions, banks or debenture holders.

12. In our opinion and according to the explanations given to us and based on the information available, no loans and advances have been granted by the Company on the basis of security by way of pledge of shares, debentures and other securities.

13. In our opinion, the Company is not a chit fund or a nidhi/mutual benefit fund/ society. Therefore, the provisions of clause 4(xiii) of the Companies (Auditor's Report) Order 2003, are not applicable to the Company.

14. The Company has maintained proper records of transactions and contracts in respect of dealing and trading in shares, securities, debentures and other investments and timely entries have been made therein. All shares, debentures and other investments have been held by the Company in its own name.

15. The Company has given guarantees for loans taken by others from banks or financial institutions. According to the information and explanations given to us, we are of the opinion that the terms and conditions thereof are not prima facie prejudicial to the interests of the Company.

16. The Company has raised new term loans towards the end of the year. Pending utilisation of the same, the funds have been temporarily invested in government securities. The term loans outstanding at the beginning of the year were applied for the purposes for which they were raised.

17. According to the information and explanation given to us and on an overall examination of the Balance Sheet of the Company, we are of the opinion that there are no funds raised on short-term basis that have been used for long-term investment.

18. The Company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956.

19. The Company has created securities and/or charges in respect of secured debentures issued.

20. The Company has not raised any monies by way of public issue during the year.

21. In our opinion and according to the information and explanations given to us, no fraud on or by the company has been noticed or reported during the year that causes the financial statements to be materially misstated.

For Chaturvedi & Shah
Chartered Accountants

D. Chaturvedi
Partner
Membership No.: 5611

For Rajendra & Co.
Chartered Accountants

R. J. Shah
Partner
Membership No.: 7586

Mumbai,
April 27, 2005.

International Accountants' Report

To the Board of Directors

RELIANCE INDUSTRIES LIMITED

We have audited the Balance Sheet of Reliance Industries Limited as at 31st March, 2005, the Profit and Loss Account and the Cash Flow Statement of the Company for the year ended on that date (the financial statements) attached hereto, which have been prepared in accordance with the Generally Accepted Accounting Principles in India and Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956.

Respective Responsibilities of the Management and Auditors

The management of the Company is responsible for the preparation of these financial Statements. The financial statements have also been audited by firms of Chartered Accountants appointed as Auditors under the statute (The Companies Act, 1956) who submit separately their report in accordance with the provisions of the Companies Act. It is our responsibility to form an independent opinion, based on our audit of the statements and to report our opinion to you as a concurrent special assignment.

Basis of Opinion

We conducted our audit in accordance with the auditing standards issued by the Institute of Chartered Accountants of India. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the management in the preparation of the financial statements and whether the accounting policies are appropriate to the circumstances of the Company, consistently applied and adequately disclosed. We planned and performed audit so as to obtain all information and explanation, which to the best of our knowledge and belief were necessary for the purposes of our audit.

The financial statements dealt with by this report are in agreement with books of account of the Company.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statements read with the significant accounting policies and notes thereon give a true and fair view:

(i) In the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2005;

(ii) In the case of the Profit and Loss Account, of the profit for the year ended on that date; and

(iii) In the case of Cash Flow Statement, of the cash flows for the year ended on that date.

For Deloitte Haskins & Sells
Chartered Accuntants

P.R. Barpande
Partner
Membership No. 15291

Mumbai,
April 27, 2005.

Balance Sheet as at 31st March, 2005

(Rs. in crore)

	Schedule	As at 31st March, 2005		As at 31st March, 2004	
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	'A'	1,393.09		1,395.95	
Reserves and Surplus	'B'	39,010.23		33,056.50	
			40,403.32		34,452.45
Loan Funds					
Secured Loans	'C'	7,972.90		11,451.14	
Unsecured Loans	'D'	10,811.69		9,493.52	
			18,784.59		20,944.66
Deferred Tax Liability			4,266.82		3,474.82
TOTAL			63,454.73		58,871.93
APPLICATION OF FUNDS					
Fixed Assets	'E'				
Gross Block		55,125.82		53,502.91	
Less: Depreciation		24,872.83		21,713.74	
Net Block		30,252.99		31,789.17	
Capital Work -in -Progress		4,829.29		3,356.81	
			35,082.28		35,145.98
Investments	'F'		17,051.46		13,971.40
Current Assets, Loans and Advances					
Current Assets	'G'				
Inventories		7,412.88		7,231.22	
Sundry Debtors		3,927.81		3,189.93	
Cash and Bank Balances		3,608.79		224.24	
Other Current Assets		2,087.66		995.15	
		17,037.14		11,640.54	
Loans and Advances	'H'	11,415.37		11,069.23	
		28,452.51		22,709.77	
Less: Current Liabilities and Provisions	'I'				
Current Liabilities		13,283.95		10,284.47	
Provisions		3,847.57		2,670.75	
		17,131.52		12,955.22	
Net Current Assets			11,320.99		9,754.55
TOTAL			63,454.73		58,871.93
Significant Accounting Policies	'N'				
Notes on Accounts	'O'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
April 27, 2005

For and on behalf of the Board

M. D. Ambani - Chairman & Managing Director

N. R. Meswani
H.R. Meswani
H. S. Kohli
} Executive Directors

R. H. Ambani
M. L. Bhakta
Y. P. Trivedi
Dr. D. V. Kapur
M. P. Modi
S. Venkitaramanan
} Directors

V. M. Ambani - Company Secretary

Profit and Loss Account for the year ended 31st March, 2005

(Rs. in crore)

	Schedule	2004-05		2003-04	
INCOME					
Turnover		73,164.10		56,247.03	
Less: Excise Duty Recovered on Sales		7,112.80		4,445.50	
Net Turnover			66,051.30		51,801.53
Other Income	'J'		1,449.81		1,138.05
Variation in Stocks	'K'		(524.35)		(605.41)
			66,976.76		52,334.17
EXPENDITURE					
Purchases			2,356.55		2,218.28
Manufacturing and Other Expenses	'L'		50,359.37		39,133.01
Interest and Finance Charges	'M'		1,468.66		1,434.72
Depreciation		3,784.57		3,331.39	
Less : Transferred from General Reserve [Refer Note 3, Schedule 'O']		61.07		84.37	
			3,723.50		3,247.02
			57,908.08		46,033.03
Profit Before Tax			9,068.68		6,301.14
Provision for Current Tax			705.00		351.00
Provision for Deferred Tax			792.00		790.00
Profit after Tax			7,571.68		5,160.14
Add: Balance brought forward from Previous year			5,592.06		3,343.06
Taxation Reserve Written Back			-		10.00
Taxation for Earlier Years			-		(23.03)
Debenture Redemption Reserve Written Back			-		850.00
Investment Allowance (utilised) Reserve Written Back			-		76.63
Amount Available for Appropriations			13,163.74		9,416.80
APPROPRIATIONS					
General Reserve		3,000.00		3,000.00	
Proposed Dividend on Equity Shares		1,045.13		733.10	
Tax on Dividend		146.58		91.64	
Tax on Dividend for earlier years		4.17		-	
			4,195.88		3,824.74
Balance Carried to Balance Sheet			8,967.86		5,592.06
Basic and Diluted Earning per Share of Rs 10 each (in Rupees) [Ref. Note 11, Schedule 'O']			54.24		36.79
Significant Accounting Policies	'N'				
Notes on Accounts	'O'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
April 27, 2005

For and on behalf of the Board

M. D. Ambani - Chairman & Managing Director

N. R. Meswani
H.R. Meswani
H. S. Kohli
} Executive Directors

R. H. Ambani
M. L. Bhakta
Y. P. Trivedi
Dr. D. V. Kapur
M. P. Modi
S. Venkitaramanan
} Directors

V. M. Ambani - Company Secretary

Schedules forming part of the Balance Sheet

SCHEDULE 'A'

SHARE CAPITAL

			As at 31st March, 2005		As at 31st March, 2004 (Rs. in crore)
Authorised:					
250 00 00 000 (250 00 00 000)	Equity Shares of Rs. 10 each		**2,500.00**		2,500.00
50 00 00 000 (50 00 00 000)	Preference Shares of Rs. 10 each		**500.00**		500.00
			3,000.00		3,000.00
Issued, Subscribed and Paid up:					
139 35 08 041 (139 63 77 536)	Equity Shares of Rs. 10 each fully paid up	**1,393.51**		1,396.38	
	Less: Calls in arrears - by others	**0.42**		0.43	
			1,393.09		1,395.95
	TOTAL		**1,393.09**		1,395.95

1. Of the above Equity Shares:
   - (a) 48 17 70 552 (48 17 70 552) Shares out of the issued and subscribed share capital before the buyback of shares were allotted as Bonus Shares by capitalisation of Share Premium and Reserves.
   - (b) 52 31 98 799 (52 31 98 799) Shares out of the issued and subscribed share capital before the buyback of shares were allotted pursuant to Schemes of Amalgamation without payments being received in cash and includes 10,46,60,154 shares allotted to Petroleum Trust, the sole beneficiary of which is Reliance Industrial and Investments Holdings Limited, a wholly owned subsidiary of the Company.
   - (c) 33 04 27 345 (33 04 27.345) Shares out of the issued and subscribed share capital before the buyback of shares were allotted on conversion/surrender of Debentures and Bonds, conversion of Term Loans, exercise of warrants against Global Depository Shares (GDS) and reissue of forfeited equity shares.
2. During the financial year, the Company bought back and extinguished 28,69,495 equity shares.
3. The Company has reserved issuance of 5,26,87,851 Equity Shares of Rs 10 each for offering to employees under Employees Stock Option Scheme (ESOP).

Schedules forming part of the Balance Sheet

SCHEDULE 'B'

RESERVES AND SURPLUS

(Rs. in crore)

	As at 31st March, 2005		As at 31st March, 2004	
Revaluation Reserve				
As per last Balance Sheet	**2,733.53**		2,735.81	
Less: Deduction on retirement of Revalued Assets	**3.65**		2.28	
		2,729.88		2,733.53
Capital Reserve				
As per last Balance Sheet		**291.28**		291.28
Capital Redemption Reserve				
As per last Balance Sheet	**885.07**		885.07	
Add: Transferred from General Reserve on buyback of Equity Shares	**2.87**		-	
		887.94		885.07
Securities Premium Account				
As per last Balance Sheet	**15,825.07**		15,973.02	
Less: Premium on Buyback of Equity Shares	**146.74**		-	
Less: Premium on Redemption of Debentures/Bonds	**210.67**		147.95	
	15,467.66		15,825.07	
Less: Calls in arrears - by others	**2.25**		2.31	
		15,465.41		15,822.76
Debentures Redemption Reserve				
As per last Balance Sheet	**550.02**		1,400.02	
Less: Transferred to Profit and Loss Account	**-**		850.00	
		550.02		550.02
Investment Allowance (Utilised) Reserve				
As per last Balance Sheet	**-**		76.63	
Less: Transferred to Profit and Loss Account	**-**		76.63	
		-		-
Taxation Reserve				
As per last Balance Sheet	**-**		10.00	
Less: Transferred to Profit and Loss Account	**-**		10.00	
		-		-
General Reserve				
As per last Balance Sheet	**7,181.78**		4,266.15	
Less: Transferred to Capital Redemption Reserve on Buyback of Equity Shares	**2.87**		-	
Less: Transferred to Profit and Loss Account* [Refer Note 3, Schedule 'O']	**61.07**		84.37	
	7,117.84		4,181.78	
Add: Transferred from Profit and Loss Account	**3,000.00**		3,000.00	
		10,117.84		7,181.78
Profit and Loss Account		**8,967.86**		5,592.06
TOTAL		**39,010.23**		33,056.50

* Cumulative amount transferred on account of Depreciation on Revaluation Rs. 2,563.43 crore (Previous Year Rs. 2,502.36 crore).

Schedules forming part of the Balance Sheet

SCHEDULE 'C'

SECURED LOANS

(Rs. in crore)

		As at 31st March, 2005		As at 31st March, 2004	
A.	**DEBENTURES**				
1.	Non Convertible Debentures	**7,074.75**		9,308.58	
2.	Deep Discount Debentures	-		600.00	
	Less: Unamortised Discounts	-		11.79	
		-		588.21	
			7,074.75		9,896.79
B.	**WORKING CAPITAL LOANS**				
	From Banks				
	Rupee Loans		**898.15**		1,554.35
	TOTAL		**7,972.90**		11,451.14

1. (a) Debentures referred to in A above to the extent of Rs. 3,595.00 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties situated at Hazira, District Surat in the State of Gujarat and at Patalganga, District Raigad in the State of Maharashtra.

   (b) Debentures referred to in A above to the extent of Rs. 566.25 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties situated at Patalganga, District Raigad in the State of Maharashtra and on the properties of petrochemicals complex situated at Jamnagar, in the State of Gujarat and on the movable properties situated at Hazira, District Surat, in the State of Gujarat.

   (c) Debentures referred to in A above to the extent of Rs. 2,913.50 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties, both present and future, excluding book debts, office premises and certain other properties specifically excluded of the Refinery Division of the Company.

   (d) Debentures referred to in A above are redeemable at par, in one or more instalments, on various dates with the earliest redemption being on 15th June, 2005 and the last being on 24th November, 2018. The debentures are redeemable as follows: Rs.896.40 crore in financial year 2005-06, Rs.1,021.40 crore in financial year 2006-07, Rs.1,143.65 crore in financial year 2007-08, Rs.976 crore in financial year 2008-09, Rs.742.30 crore in financial year 2009-10, Rs.175 crore in financial year 2010-11, Rs.250 crore in financial year 2011-12, Rs.570 crore in financial year 2012-13, Rs.383.33 crore in financial year 2013-14, Rs.383.34 crore in financial year 2014-15, Rs.133.33 crore in financial year 2015-16, Rs.133.33 crore in financial year 2016-17, Rs.133.33 crore in financial year 2017-18 and Rs.133.34 crore in financial year 2018-19.

2. Working Capital Loans from Banks referred to in B above are secured by hypothecation of present and future stock of raw materials, stock-in-process, finished goods, stores and spares, book debts, outstanding monies, receivable claims, etc. save and except receivable of Oil and Gas Division.

SCHEDULE 'D'

UNSECURED LOANS

(Rs. in crore)

		As at 31st March, 2005		As at 31st March, 2004	
A.	**Long Term**				
i)	From Banks	**6,459.40**		4,064.12	
ii)	From Others	**1,809.73**		1,796.83	
			8,269.13		5,860.95
B.	**Short Term**				
i)	From Banks	**886.06**		3,632.57	
ii)	From Others	**1,656.50**		-	
			2,542.56		3,632.57
	TOTAL		**10,811.69**		9,493.52

Schedules forming part of the Balance Sheet

SCHEDULE 'E'

FIXED ASSETS

(Rs. in crore)

Description	Gross Block				Depreciation		Net Block	
	As at 01-04-2004	Additions	Deductions/ Adjustments	As at 31-03-2005	For the Year	Upto 31-03-2005	As at 31-03-2005	As at 31-03-2004
OWN ASSETS:								
Leasehold Land	58.42	15.82	-	**74.24**	0.71	**5.95**	**68.29**	53.17
Freehold Land	266.17	100.88	0.02	**367.03**	-	-	**367.03**	266.17
Buildings	2,844.34	354.65	18.41	**3,180.58**	124.54	**847.58**	**2,333.00**	2,118.45
Plant & Machinery	45,159.74	3,020.63	1,992.76	**46,187.61**	3,257.12	**21,506.41**	**24,681.20**	26,347.96
Electrical Installations	950.53	40.08	0.20	**990.41**	56.91	**518.36**	**472.05**	489.01
Equipments	851.36	49.95	1.43	**899.88**	53.98	**312.82**	**587.06**	591.81
Furniture & Fixtures	230.21	77.21	2.66	**304.76**	23.34	**137.90**	**166.86**	113.63
Vehicles	143.23	31.03	24.56	**149.70**	22.42	**80.05**	**69.65**	74.25
Ships	260.84	0.04	1.50	**259.38**	8.86	**184.72**	**74.66**	84.98
Aircrafts & Helicopters	229.75	40.39	182.83	**87.31**	20.21	**48.71**	**38.60**	170.77
Jetties	646.97	-	-	**646.97**	41.34	**271.01**	**375.96**	417.30
Sub-Total	**51,641.56**	**3,730.68**	**2,224.37**	**53,147.87**	**3,609.43***	**23,913.51**	**29,234.36**	**30,727.50**
LEASED ASSETS :								
Plant & Machinery	15.49	-	15.49	-	3.88	-	-	3.88
Ships	9.98	-	-	**9.98**	2.00	**7.65**	**2.33**	4.33
Sub-Total	**25.47**	-	**15.49**	**9.98**	**5.88**	**7.65**	**2.33**	**8.21**
INTANGIBLE ASSETS :								
Technical Know how fees**	1,741.88	8.23	-	**1,750.11**	106.90	**839.93**	**910.18**	1,008.85
Software**	94.00	123.86	-	**217.86**	62.36	**111.74**	**106.12**	44.61
Sub-Total	**1,835.88**	**132.09**	-	**1,967.97**	**169.26**	**951.67**	**1,016.30**	**1,053.46**
Total	**53,502.91**	**3,862.77**	**2,239.86**	**55,125.82**	**3,784.57**	**24,872.83**	**30,252.99**	**31,789.17**
Previous Year	50,552.99	3,050.16	100.24	**53,502.91**	3,331.39	**21,713.74**	**31,789.17**	
Capital Work-in-Progress							**4,829.29**	**3,356.81**

a) Leasehold Land includes Rs. 0.11 crore (Previous Year Rs 0.21 crore) in respect of which lease-deeds are pending execution.

b) Buildings include :

i) Cost of shares in Co-operative Societies Rs. 0.01 crore (Previous Year Rs. 0.01 crore).

ii) Rs. 93.20 crore (Previous Year Rs. 93.20 crore) incurred towards purchase/ acquisition of 1,94,819 Equity shares of Re.1 each of M/s. Mature Trading and Investments Private Limited with a right of occupancy of certain area of a commercial premises.

c) Capital work-in-progress includes :

i) Rs.225.64 crore on account of pre-operative expenses (Previous Year Rs. 112.62 crore).

ii) Rs.426.40 crore on account of cost of construction materials at site (Previous Year Rs. 271.82 crore).

iii) Rs.851.44 crore on account of advance against capital expenditure (Previous Year Rs. 1,170.91 crore).

d) Additions/ Deletions and Capital work-in-progress is net of Rs. 54.37 crore on account of exchange difference during the year. (Previous Year Rs. 12.98 crore).

e) The Ownership of Jetties vests with Gujarat Maritime Board. However, under an agreement with Gujarat Maritime Board, the Company has been permitted to use the same at a concessional rate.

f) Gross Block includes amount added on revaluation of Plant & Machinery as at 01-04-1997.

* Refer to Note 3, Schedule 'O'

** Other than internally generated

Schedules forming part of the Balance Sheet

SCHEDULE 'F'

(Rs. in crore)

		As at 31st March, 2005		As at 31st March, 2004	
INVESTMENTS					
A. LONG TERM INVESTMENTS					
Government and other Securities-Quoted					
8,660 (8,660)	6.75% UTI US64 Tax Free Bonds of Rs. 100 each	**0.08**		0.08	
		0.08		0.08	
Government and other Securities-Unquoted					
	Kisan Vikas Patra (Deposited with Sales Tax Department) (Rs. 20,000; Previous Year Rs. 20,000)	-		-	
	7 Years National Savings Certificate (Deposited with Sales Tax Department) (Rs. 12,000; Previous Year Rs. 12,000)	-		-	
	6 Years National Savings Certificate (Deposited with Sales Tax Department)	**0.01**		-	
		0.01	**0.09**	-	0.08
Trade Investments					
In Equity Shares-Unquoted, fully paid up					
5 (5)	Bombay Gujarat Art Silk Vepari Mahajan Co-operative Shops & Warehouse Society Limited of Rs. 200 each (Rs. 1,000; Previous Year Rs. 1,000)	-		-	
60 (60)	New Piece Goods Bazar Co. Limited of Rs. 100 each (Rs. 17,000; Previous Year Rs. 17,000)	-		-	
15 (15)	Pandesara Industrial Co-operative Society Limited of Rs. 100 each (Rs. 1,500; Previous Year Rs. 1,500)	-		-	
165 (165)	The Art Silk Co-operative Society Limited of Rs. 100 each (Rs. 16,500; Previous Year Rs. 16,500)	-		-	
20 (20)	The Bombay Market Art Silk Co-operative (Shops & Warehouses) Society Limited of Rs. 200 each (Rs. 4,000; Previous Year Rs. 4,000)	-		-	
1,00,00,000 (1,00,00,000)	Petronet India Limited of Rs. 10 each	**10.00**		10.00	
1,30,00,000 (1,30,00,000)	Petronet V.K. Limited of Rs. 10 each	**13.00**		13.00	
10,66,000 (10,66,000)	Petronet C.I. Limited of Rs. 10 each [Refer Note 1]	-		1.07	
	Petronet C.I. Limited - Share Application Money [Refer Note 1]	-		1.87	
11,08,500 (11,08,500)	Reliance Europe Limited of Sterling Pound 1 each	**3.93**		3.93	
10,000 (-)	Reliance Netherlands B.V. of Euro 1 each	**0.06**		-	
118 (118)	Reliance Petroproducts Private Limited of Rs. 10 each (Rs. 1,180; Previous year Rs. 1,180)	-		-	
145 (145)	Reliance Global Trading Private Limited of Rs. 10 each (Rs. 1,450; Previous Year Rs. 1,450)	-		-	
		26.99		29.87	

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (contd.)

(Rs. in crore)

		As at 31st March, 2005		As at 31st March, 2004	
In Equity Shares-Unquoted, partly paid up					
225 (225)	Crimpers Industrial Co-operative Society Limited of Rs. 100 each, Rs. 25 paid up (Rs. 5,625; Previous Year Rs. 5,625)	-		-	
226 (226)	Reliance Global Trading Private Limited of Rs. 10 each, Rs. 2.50 paid up (Rs. 565; Previous Year Rs. 565)	-		-	
182 (182)	Reliance Petroproducts Private Limited of Rs. 10 each, Rs. 2.50 paid up (Rs. 455; Previous Year Rs. 455)	-		-	
		-	**26.99**	-	29.87
Other Investments					
In Equity Shares-Quoted, fully paid up					
15,51,549 (15,51,549)	Reliance Energy Limited of Rs. 10 each (Company under the same management)	**33.73**		33.73	
6,00,89,966 (6,00,89,966)	Reliance Capital Limited of Rs. 10 each	**485.80**		485.80	
69,80,000 (69,80,000)	Reliance Industrial Infrastructure Limited of Rs. 10 each	**16.58**		16.58	
		536.11		536.11	
In Equity Shares-Unquoted, fully paid up					
51,02,080 (51,02,080)	Reliance Telecom Limited of Rs. 10 each (Refer Note 5)	**4.46**		5.10	
31,50,00,000 (31,50,00,000)	Reliance Infocomm Limited of Re. 1 each (Company under the same management)	**31.50**		31.50	
2,55,00,175 (2,55,00,175)	Reliance General Insurance Company Limited of Rs. 10 each	**25.50**		25.50	
5,00,175 (5,00,175)	Reliance Life Insurance Company Limited of Rs. 10 each	**0.50**		0.50	
90,00,00,000 (90,00,00,000)	Reliance Communications Infrastructure Limited of Re. 1 each (Company under the same management)	**2,331.00**		2,331.00	
1000 (1000)	Air Control & Chemical Engineering Co. Ltd. of Rs. 100 each	**0.01**		0.01	
		2,392.97		2,393.61	

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (contd.)

(Rs. in crore)

		As at 31st March, 2005		As at 31st March, 2004	
In Preference Shares-Unquoted, fully paid up					
- (86,00,000)	6% Cumulative Redeemable Preference Shares of Reliance Enterprises Limited of Rs. 100 each [Refer Note 4]	-		86.00	
162,00,00,000 (162,00,00,000)	10% Cumulative Redeemable / Optionally Convertible Preference Shares of Reliance Infocomm Limited of Re. 1 each (Company under the same management)	**8,100.00**		8,100.00	
- (64,18, 576)	8% Cumulative Non-Convertible Redeemable Preference Shares of Reliance Infocomm Limited of Re. 1 each (Company under the same management)	-		-	
		8,100.00		8,186.00	
In Debentures-Unquoted, fully paid up					
6,40,140 (6,40,140)	Deep Discount Bonds of Reliance Communications Infrastructure Limited of Maturity Value Rs. 68,550 each (Company under the same management)	**1,600.02**		1,600.02	
- (13,752)	Deep Discount Bonds of Reliable Internet Services Limited of Maturity Value Rs. 1,00,000 each	-		70.00	
		1,600.02		1,670.02	
			12,629.10		12,785.74
In Equity Shares of Subsidiary Companies-Unquoted, fully paid up					
14,75,04,400 (14,75,04,400)	Reliance Industrial Investments and Holdings Limited of Rs. 10 each	**147.50**		147.50	
20,20,000 (20,20,000)	Reliance Power Venture Limited of Rs. 10 each	**2.02**		2.02	
20,20,000 (20,20,000)	Reliance Ventures Limited of Rs. 10 each	**2.02**		2.02	
- (11,120)	Reliance Infocom B.V. of 100 Euro Each	-		4.48	
20,20,200 (20,20,200)	Reliance Strategic Investments Limited of Rs. 10 each	**2.02**		2.02	
45,000 (45,000)	Reliance LNG Ltd of Rs. 10 each	**0.05**		0.05	
50,000 (50,000)	Gas Transportation & Infrastructure Company Limited of Rs.10 each	**0.05**		0.05	
- (-)	Reliance Technologies LLC. (90% interest)	-		-	
5,56,400 (-)	Reliance Do Brasil Industria E Comercio De Produtos Texteis, Quimicos, Petroquimicos E Derivados Ltda (Reliance Brazil LLC.) of 1 Reais each	**0.88**		-	
		154.54		158.14	

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (contd.)

(Rs. in crore)

No. of units	Particulars	As at 31st March, 2005		As at 31st March, 2004	
	In Preference Shares of Subsidiary Companies-Unquoted, fully paid up				
10,00,000 (10,00,000)	5% Cumulative Redeemable Non Convertible Preference Shares of Reliance Ventures Limited of Re. 1 each	**10.00**		10.00	
		10.00		10.00	
	In Debentures of Subsidiary Companies-Unquoted, fully paid up				
2,79,90,000 (2,79,90,000)	0% Unsecured Convertible Debentures of Reliance Industrial Investments and Holdings Limited of Rs. 100 each (Refer Note 2)	**279.90**		279.90	
8,83,143 (8,83,143)	0% Unsecured Optionally Convertible Debentures of Reliance Industrial Investments and Holdings Limited of Rs. 5,000 each	**441.58**		441.58	
		721.48		721.48	
			886.02		889.62
	Total (A)		**13,542.20**		13,705.31
	B. CURRENT INVESTMENTS				
	Other Investments				
	In Government Securities-Quoted				
	11.99% GOI 2009	**92.15**		-	
	6.18% GOI 2005	**670.20**		-	
	10.20% GOI 2005	**25.69**		-	
	9.90% GOI 2005	**30.16**		-	
		818.20		-	
	In Treasury Bills-Quoted				
	91 Days Treasury Bills	**415.32**		-	
	364 Days Treasury Bills	**1,699.32**		-	
		2,114.64		-	
	In Units-Unquoted				
- (77,696)	Reliance Liquid Fund - Super Cash Plan of Rs. 10 each	**-**		0.09	
14,54,06,713 (17,24,67,452)	Reliance Liquid Fund-Treasury Plan-Institutional Plan-Growth Option-Growth Plan of Rs. 10 each	**235.00**		266.00	
1,65,81,915 (-)	Reliance Liquid Fund-Cash Plan of Rs. 10 each	**19.42**		-	
9,71,36,418 (-)	Reliance Floating Rate Fund-Growth Plan-Growth Option of Rs. 10 each	**100.00**		-	
9,93,31,499 (-)	Reliance Floating Rate Fund-Monthly Dividend Plan of Rs. 10 each	**100.00**		-	
10,68,39,963 (-)	Reliance Long Term Gilt Plan-Retail Plan-Growth Option of Rs. 10 each	**122.00**		-	
		576.42		266.09	
	Total (B)		**3,509.26**		266.09
	Total (A+B)		**17,051.46**		13,971.40

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (contd.)

(1) The investments and share application money in Petronet C. I. Limited of Rs. 1.07 crore and Rs. 1.87 crore respectively have been written off during the year, as the said company is being wound up.

(2) Interest on Unsecured Optionally Convertible Debentures of Reliance Industrial Investments and Holdings Limited has been changed from 8.25% to 0% with effect from 1st April 2004.

(3) The Company has extended negative lien on 16,06,50,000 equity shares of Reliance Infocomm Limited to banks for extending loans to Reliance Infocomm Limited.

(4) 6% Cumulative Redeemable Preference Shares of Reliance Enterprises Limited have been redeemed during the year.

(5) 8% Cumulative Non-Convertible Preference Shares issued by Reliance Infocomm Limited pursuant to the High Court order on demerger of basic services division of Reliance Telecom Limited in 2003-04, have been redeemed at par during the year. The value of Rs. 0.64 crore received on the above redemption has been reduced from the cost of investments in equity shares of Reliance Telecom Limited.

(Rs in crore)

INVESTMENTS	**As at 31st March, 2005**		As at 31st March, 2004	
AGGREGATE VALUE OF	**Book Value**	**Market Value**	Book Value	Market Value
Quoted Investments	**3,469.03**	**4,156.40**	536.19	948.49
Unquoted Investments	**13,582.43**		13,435.21	

Movements during the year Purchased and sold	**Face Value Rs.**	**Nos.**	**Cost (Rs. in crore)**
Certificate of Deposits			
ICICI Bank	1 00 000	1000	9.97
Kotak Mahindra Bank Limited	1 00 000	5000	49.58
Development Credit Bank	1 00 000	4000	39.43
Government Securities			
364 Days Treasury Bills	100	29 13 49 000	2,815.09
91 Days Treasury Bill	100	27 82 09 000	2,754.98
7.38% GOI 2015	100	13 80 00 000	1,487.49
8.07% GOI 2017	100	6 80 00 000	811.31
6.18% GOI 2005	100	7 05 35 000	795.37
7.55% GOI 2010	100	5 70 00 000	597.36
12.32% GOI 2011	100	2 00 00 000	259.16
7.37% GOI 2014	100	1 80 00 000	200.77
Floating Rate Bonds 2013	100	1 75 00 000	174.95
5.59% GOI 2016	100	1 70 00 000	171.07
8.35% GOI 2022	100	1 40 00 000	167.84
6.25% GOI 2018	100	1 35 00 000	145.79
6.05% GOI 2019	100	1 35 00 000	142.04
6.35% GOI 2020	100	1 30 00 000	141.16
9.39% GOI 2011	100	1 20 00 000	139.77
11.99% GOI 2009	100	1 05 00 000	129.93
6.85% GOI 2012	100	90 00 000	100.29
10.71% GOI 2016	100	60 00 000	86.89
Floating Rate Bonds 2016	100	85 00 000	84.98
12.29% GOI 2010	100	55 00 000	74.84
7.49% GOI 2017	100	60 00 000	71.49
7.46% GOI 2017	100	60 00 000	70.89
4.49% GOI 2016	100	50 00 000	50.00
Floating Rate Bonds 2015	100	50 00 000	49.94
6.30% GOI 2023	100	40 00 000	42.71
6.17% GOI 2023	100	25 00 000	26.58
7.40% GOI 2012	100	25 00 000	26.19
11.83% GOI 2014	100	15 00 000	22.66
5.64% GOI 2019	100	5 00 000	5.09
8.00% GOI 2012	100	1 00 000	1.01

Mutual Fund Units	**Face Value Rs.**	**Nos. (in crore)**	**Cost (Rs. in crore)**
Reliance Liquid Fund-Treasury Plan-Institutional-Growth Plan	10	713.69	11,169.70
Reliance Liquid Fund - Cash Plan - Growth Option	10	920.72	10,642.09
Reliance Liquid Fund - Super Cash Plan - Growth Option	10	204.17	2,255.00
Reliance Floating Rate Fund-Growth Plan-Growth Option	10	59.86	605.08
Reliance Fixed Term Scheme-Monthly Plan Series 10	10	22.56	225.59
Reliance Fixed Term Scheme-Monthly Plan Series 14	10	17.50	175.00
Reliance Short Term Fund-Institutional Plan-Growth Plan	10	13.55	150.00
Reliance Fixed Term Scheme-Monthly Plan Series 9	10	15.00	150.00
Reliance Fixed term Scheme-Series 12	10	15.00	150.00
Reliance Fixed Term Scheme-Quaterly Plan 5 Growth Option	10	7.00	70.00

Schedules forming part of the Balance Sheet

SCHEDULE 'G' (Rs. in crore)

CURRENT ASSETS	As at 31st March, 2005		As at 31st March, 2004	
INVENTORIES				
Stores, Chemicals and Packing Materials	679.45		839.97	
Raw Materials	3,748.36		2,881.83	
Stock-in-Process	971.45		752.38	
Finished Goods / Traded Goods	2,013.62		2,757.04	
		7,412.88		7,231.22
SUNDRY DEBTORS (Unsecured and Considered Good) #				
Over six months	42.18		10.59	
Others	3,885.63		3,179.34	
		3,927.81		3,189.93
CASH AND BANK BALANCES				
Cash on hand	2.07		2.19	
Balance with Banks				
In Current Accounts :				
with Scheduled Banks	382.08		205.96	
with Others *	0.36		0.62	
In Fixed Deposit Accounts :				
with Scheduled Banks **	3,224.28		15.47	
		3,608.79		224.24
OTHER CURRENT ASSETS				
Interest Accrued on Investments @	979.32		797.57	
Premium Accrued on Investments in Preference Shares $	1,108.34		197.58	
		2,087.66		995.15
TOTAL		17,037.14		11,640.54

Sundry Debtors include Rs. 5.28 crore (Previous Year Rs. 3.43 crore) from Reliance Energy Limited, company under the same management.

* Includes balances with non scheduled banks as follows:

(Rs. in crore)

	As at 31st March, 2005	As at 31st March, 2004	Maximum Balance at any time during the year 2004-05	Maximum Balance at any time during the year 2003-04
Municipal Co-operative Bank	-	0.24	0.24	0.24
ABN Amro Bank, Shanghai	0.07	0.13	1.77	0.29
ABN Amro Bank, Jakarta	0.07	0.03	0.15	0.18
ABN Amro Bank, Jebel Ali	0.08	0.06	1.58	1.59
Hongkong and Shanghai Banking Corporation, Turkey	0.11	0.12	0.22	0.17
Hongkong and Shanghai Banking Corporation, Vietnam	0.03	0.04	0.13	0.12
Stadtsparkasse Koln, Frankfurt (Rs. 2,036) (Previous Year Rs. NIL)	-	-	0.14	-

** The Company has placed Fixed Deposits amounting to Rs. 35.00 crore (Previous Year Rs. NIL) under lien as security for buy back of shares.

@ Interest Accrued on Investments includes Rs. 939.38 crore (Previous Year Rs. 732.02 crore) accrued on Deep Discount Bonds issued by Reliance Communications Infrastructure Limited, a company under the same management and Rs. NIL (Previous Year Rs. 18.36 crore) accrued on Debentures issued by Reliance Industrial and Investments and Holdings Limited, a wholly owned Subsidiary of the Company.

$ Premium accrued on Investments in Preference Shares represents Rs. 1,108.27 crore (Previous Year Rs. 197.58 crore) receivable on investments in Preference Shares of Reliance Infocomm Limited, a company under the same management and Rs. 0.07 crore (Previous Year Rs. NIL) receivable on investments in Preference Shares of Reliance Ventures Limited, a wholly owned Subsidiary of the Company.

Schedules forming part of the Balance Sheet

SCHEDULE 'H'

LOANS AND ADVANCES		As at 31st March, 2005		As at 31st March, 2004 (Rs. in crore)
UNSECURED - (Considered Good Unless Otherwise Stated)				
Loans to subsidiary companies		**7,703.73**		7,121.94
Advances recoverable in cash or in kind or for value to be received	**1,418.72**		1,566.44	
Less: Considered Doubtful	**69.88**		-	
		1,348.84		1,566.44
Deposits		**1,846.17**		2,003.37
Balance with Customs, Central Excise Authorities, etc.		**516.63**		377.48
TOTAL		**11,415.37**		11,069.23

Advances include Rs. 34.70 crore (Previous Year Rs. 37.60 crore) receivable from Reliance Communications Infrastructure Limited (Maximum amount outstanding at any time during the year Rs. 37.60 crore) and Rs. 13.46 crore (Previous Year Rs. 14.57 crore) receivable from Reliance Infocomm Limited (Maximum amount outstanding at any time during the year Rs. 14.57 crore), companies under the same management, towards net investment in finance leases given.

SCHEDULE 'I'

CURRENT LIABILITIES AND PROVISIONS	As at 31st March, 2005		As at 31st March, 2004	(Rs. in crore)
CURRENT LIABILITIES				
Sundry Creditors - Small Scale Industries @	**4.48**		3.10	
Sundry Creditors - Others *	**12,829.51**		9,818.49	
Liability for Leased Assets	**2.74**		6.81	
Unpaid Dividend #	**51.84**		49.73	
Unpaid Matured debentures #	**28.40**		39.53	
Unpaid Call Money #	**0.03**		0.03	
Interest accrued on above #	**0.54**		1.02	
Interest accrued but not due on Loans	**366.41**		365.76	
		13,283.95		10,284.47
PROVISIONS				
Provision for Income Tax	**705.00**		351.00	
Provision for Wealth Tax	**12.65**		37.16	
Provision for Leave encashment / Superannuation / Gratuity	**174.57**		111.28	
Other Provisions	**1,763.64**		1,346.57	
Proposed Dividend	**1,045.13**		733.10	
Tax on Dividend	**146.58**		91.64	
		3,847.57		2,670.75
TOTAL		**17,131.52**		12,955.22

The company has recognized liability based on substantial degree of estimation for excise duty payable on clearance of goods lying in stock as on 31st March 2004 of Rs. 175.17 crore as per the estimated pattern of despatches. During the year Rs. 156.89 crore was utilized for clearance of goods and unused balance of Rs. 18.28 crore was reversed. Liability recognized under this class for the year is Rs. 254.12 crore which is outstanding as on 31st March 2005. Actual outflow is expected in the next financial year. Other class of liabilities where recognition is based on substantial degree of estimation relate to disputed customer / supplier / third party claims, rebates or demands against the company. Any additional information in this regard can be expected to prejudice seriously the position of the company.

@ Small scale industrial undertakings to whom amounts are due have been determined based on the information available with the company and are as follows:
A Square Pallet Sys., Aadi Energy Sys.P Ltd., Accurate Paper Tube P Ltd, Ace Ind., Aditya Ind., Ajanta Timber Mart, Aksh India Ltd, Alliance Fittings & Forgings Ltd., Anil Industrial Components, Ankleshwar Ammonia Supply Co., Anthia Machine Tools, Arham Steels P Ltd, Ashar Industrial Corporation, Ashvin Corporation, Ashvin Ind., Asian Engng., Atisha Engineers, Auto Strap India, B H Enterprise, B. K. Engng Co.,Balaji Pkg. Ind., Baliga Lighting Equipment, Bhagwati Electricals, Biltube India Ltd, Bliss Anand P Ltd, Brajesh Pkg P Ltd, Ceag Flameproof Control Gears P Ltd, Colius Paper Convertors P Ltd, Comet Brass Products, Comet Engineers, Compack Ind.,Cosmo Enterprises, Dabir Industries, Devhari Polymers,

Schedules forming part of the Balance Sheet

SCHEDULE 'I' (contd.)

Dinsons Self Sticks P Ltd, Dot Graphics, EBY Fasteners, Efficient Data Processing P Ltd., Elektro Engineers, Fabrico Packers P Ltd., Gamma Manganese Chemicals, Girnar Pkg., Gujarat Timbers, Indo Gujarat Rubber Ind., Indusons Intnl, Interlables Ind. P Ltd, J.B.Ind., J.B.Packaging, K M Enterprises, Kagaz Pkg., Kanpur Plastipack Limited, Kantilal Chunilal & Sons Appliances P. Ltd., Lotus Fibre, Mahavir Enterprises, Metasal Speciality Chemicals, Met-Pro Chemicals, Micro Engineering P Ltd, Mitesh Enterprise, MS Fittings Mfg Co, MTL Instruments P Ltd, Narlabs, Nec Containers P Ltd, Nechmo Sales, Neha Agencies, Nice Pack Industries P Ltd, Pack Print Ind.,Pioneer Fabrics & Packaging P Ltd., Pipefit Engineers,PLA Chem Ind., Pooja Paper Craft, Prabhat Tdg. Co., Pratik Enterprises, Precise Tools, Programmed Engg Products P Ltd, Quality Tubes & Cones Co., Radha Madhav Indu., Rajkamal Plastic Ind., Reeshab Teelak Chemicals P Ltd, Reliable Packaging, Riddhi Forms P Ltd, S K H Engineers, S S Eng. Works, S.Kumar Ind.Ltd, Sanghvi Packaging Ind., Sanghvi Pallet Corporation, Sarigam Containers P Ltd, Shivai Barrel Mfg. Co. P Ltd.,Shree Laxmi Krupa Engng. Works, Shri Krishna Packaging, Simron Products, Sip Tools, Sri Saibaba Cotton Waste Spg. Mills, Sucheta Enterprises, Sunrise Paper & Boards Mills, Text-Tube Mfg. Co. P Ltd, Tirth Pkg. Ind., Utkarsh Packers P Ltd., V M Corporation, Vajrachem, Woodrums.

* Includes for capital expenditure Rs. 525.37 crore (Previous year Rs. 676.45 crore).

These figures do not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except Rs. 1.17 crore which is held in abeyance due to legal cases pending.

Schedules forming part of the Profit and Loss Account

SCHEDULE 'J'

(Rs. in crore)

OTHER INCOME	2004-05		2003-04	
Dividend :				
From Long Term Investments		**20.40**		25.84
[Tax Deducted at Source Rs. NIL (Previous Year Rs. NIL)]				
Interest Received :				
From Current Investments	**58.10**		144.79	
From Long Term Investments	**207.36**		276.92	
From Others	**103.15**		262.12	
[Tax Deducted at Source Rs. 12.05 crore (Previous Year Rs. 36.75 crore)]		**368.61**		683.83
Premium on Investments in Preference Shares		**910.76**		197.58
Profit on Sale of Long Term Investments (net)	**15.99**		8.27	
Profit on Sale of Current Investments (net)	**31.18**		93.40	
		47.17		101.67
Profit on Sale of Fixed Assets		**17.82**		1.49
Miscellaneous Income		**85.05**		127.64
TOTAL		**1,449.81**		1,138.05

SCHEDULE 'K'

(Rs. in crore)

VARIATION IN STOCKS	2004-05		2003-04	
STOCK-IN-TRADE (at close)				
Finished Goods/Traded Goods	**2,013.62**		2,757.04	
Stock-in-process	**971.45**		752.38	
		2,985.07		3,509.42
STOCK-IN-TRADE (at commencement)				
Finished Goods/Traded Goods	**2,757.04**		3,175.28	
Stock-in-process	**752.38**		939.55	
		3,509.42		4,114.83
TOTAL		**(524.35)**		(605.41)

Schedules forming part of the Profit and Loss Account

SCHEDULE 'L'

(Rs. in crore)

MANUFACTURING AND OTHER EXPENSES	2004-05		2003-04	
RAW MATERIAL CONSUMED		**43,575.32**		32,503.11
MANUFACTURING EXPENSES				
Stores, Chemicals and Packing Materials	**1,486.17**		1,263.37	
Electric Power, Fuel and Water	**907.94**		725.15	
Machinery Repairs	**177.14**		155.82	
Building Repairs	**65.23**		68.25	
Labour, Processing and Machinery Hire Charges	**126.83**		167.58	
Excise Duty	**132.47**		(48.10)	
Lease Rent	**17.88**		8.68	
Exchange Differences (Net)	**(153.57)**		(260.65)	
		2,760.09		2,080.10
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES (including Managerial Remuneration)				
Salaries, Wages and Bonus	**615.10**		637.20	
Contribution to Provident Fund, Gratuity Fund, Superannuation Fund, Employee's State Insurance Scheme, Pension Scheme, Labour Welfare Fund etc.	**121.70**		70.53	
Employee's Welfare and other amenities	**109.60**		97.02	
		846.40		804.75
SALES AND DISTRIBUTION EXPENSES				
Samples, Sales Promotion and Advertisement Expenses	**114.56**		220.64	
Brokerage, Discount and Commission	**245.89**		316.04	
Warehousing and Distribution Expenses	**1,009.78**		922.74	
Sales Tax including defeased / Service Tax	**454.72**		802.80	
Bad debts written off	**-**		113.23	
Less: Provision for Doubtful Debts Written back (net)	**-**		(113.23)	
		1,824.95		2,262.22
ESTABLISHMENT EXPENSES				
Insurance	**217.04**		234.18	
Rent	**179.46**		205.68	
Rates & Taxes	**212.71**		181.81	
Other Repairs	**81.76**		83.16	
Travelling Expenses	**72.94**		103.72	
Payment to Auditors	**4.56**		4.70	
Professional Fees	**193.17**		207.51	
Loss on Sale of Discarded Assets	**26.74**		14.09	
General Expenses *	**327.52**		430.97	
Wealth Tax	**8.00**		7.00	
Charity and Donations	**38.31**		36.44	
		1,362.21		1,509.26
		50,368.97		39,159.44
Less : Preoperative Expenses of Projects Under Commissioning (Net)		**9.60**		26.43
TOTAL		**50,359.37**		39,133.01

* Includes investments written off Rs. 2.94 crore (Previous Year Rs. NIL) and Provision for Doubtful Claims of Rs. 69.88 crore (Previous Year Rs. NIL).

SCHEDULE 'M'

(Rs. in crore)

INTEREST AND FINANCE CHARGES	2004-05	2003-04
Debentures	**816.39**	1,122.93
Fixed Loans	**210.74**	118.91
Others	**441.53**	192.88
TOTAL	**1,468.66**	1,434.72

Significant Accounting Policies

SCHEDULE 'N'

SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Preparation of Financial Statements

The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956, except for certain fixed assets which have been revalued.

B. Use of Estimates

The preparation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognised in the period in which the results are known/ materialised.

C. Own Fixed Assets

Fixed Assets are stated at cost net of modvat / cenvat and includes amounts added on revaluation, less accumulated depreciation and impairment loss, if any. All costs, including financing costs till commencement of commercial production, net charges on foreign exchange contracts and adjustments arising from exchange rate variations attributable to the fixed assets are capitalised.

D. Leased Assets

a) Operating Leases: Rentals are expensed with reference to lease terms and other considerations.

b) (i) Finance leases prior to 1st April 2001: Rentals are expensed with reference to lease terms and other considerations.

(ii) Finance leases on or after 1st April, 2001: The lower of the fair value of the assets and present value of the minimum lease rentals is capitalised as fixed assets with corresponding amount shown as lease liability. The principal component in the lease rental is adjusted against the lease liability and the interest component is charged to profit and loss account.

c) However, rentals referred to in (a) or (b) (i) above and the interest component referred to in (b) (ii) above pertaining to the period upto the date of commissioning of the assets are capitalised.

d) All assets given on finance lease are shown as receivables at an amount equal to net investment in the lease. Initial direct costs in respect of lease are expensed in the year in which such costs are incurred. Income from lease assets is accounted by applying the interest rate implicit in the lease to the net investment.

E. Intangible Assets

Intangible Assets are stated at cost of acquisition less accumulated amortisation. Technical know how is amortised over the useful life of the underlying plant. Computer Software is amortised over a period of 5 years. Amortisation is done on written down value basis except in respect of Crude Oil refinery where it is so amortised on straight-line basis.

F. Depreciation

Depreciation on fixed assets has been provided on written down value method at the rate and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except on fixed assets pertaining to crude oil refining and marketing infrastructure for petroleum products, depreciation has been charged over its residual life on straight line method (SLM); on fixed bed catalyst depreciation has been provided over its useful life ranging from 2 to 9 years; on additions or extensions forming an integral part of existing plants, including incremental cost arising on account of translation of foreign currency liabilities for acquisition of fixed assets and insurance spares, depreciation has been provided as aforesaid over the residual life of the respective plants; on development rights and producing properties depreciation has been provided in proportion of oil and gas production achieved vis a vis the proved reserves (net of reserves to be retained to cover abandonment costs as per the production sharing contract and the Government of India's share in the reserves) considering the estimated future expenditure on developing the reserves as per technical evaluation; premium on leasehold land is amortised over the period of lease; cost of jetty has been amortised over the period of agreement of right to use, provided however that the aggregate amount amortised to date is not less than the aggregate rebate availed by the company; on revalued assets depreciation has been charged over the residual life of the assets; on assets acquired under finance lease from 1st April 2001 depreciation is spread over the lease term.

SCHEDULE 'N' (contd.)

G. Impairment of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

H. Foreign Currency Transactions

(a) Transactions denominated in foreign currencies are normally recorded at the exchange rate prevailing at the time of the transaction.

(b) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items which are covered by forward exchange contracts, the difference between the year end rate and rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts has been recognised over the life of the contract.

(c) Non monetary foreign currency items are carried at cost.

(d) In respect of branches, which are integral foreign operations, all transactions are translated at rates prevailing at the time of transaction or that approximates the actual rate as at the date of transaction. Branch monetary assets and liabilities are restated at the year-end rates.

(e) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the profit and loss account except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

I. Investments

Current investments are carried at the lower of cost and quoted/fair value, computed category wise. Long Term Investments are stated at cost. Provision for diminution in the value of long-term investments is made only if such a decline is other than temporary in the opinion of the management.

J. Inventories

Items of inventories are measured at lower of cost or net realisable value. Cost of inventories comprise of all cost of purchase, cost of conversion and other costs incurred in bringing them to their respective present location and condition. Cost of raw materials, process chemicals, stores and spares, packing materials, trading and other products are determined on weighted average basis. By-products are valued at net realisable value. Cost of work-in-progress and finished stock is determined on absorption costing method.

K. Turnover

Turnover includes sale of goods, services, sales tax, service tax and excise duty and sales during trial run period, adjusted for discounts (net) and gain / loss on corresponding hedge contracts. Income from services includes fees accrued on rendering of services, the cost of which is charged to revenue in the year of delivery.

L. Excise Duty and Sales Tax

Excise duty has been accounted on the basis of, both, payments made in respect of goods cleared as also provision made for goods lying in bonded warehouses. Sales tax charged to Profit and Loss Account includes payments made for assignment of deferred sales tax liabilities.

M. Employee Retirement Benefits

Company's contributions to Provident Fund and Superannuation Fund are charged to Profit and Loss Account. Gratuity and Leave Encashment Benefit are charged to Profit and Loss Account on the basis of actuarial valuation as at year end.

N. Borrowing Costs

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. All other borrowing costs are charged to revenue.

SCHEDULE 'N' (contd.)

O. Commodity Hedging Transactions

The commodity hedging contracts are accounted on the date of their settlement and realised gain/ loss in respect of settled contracts are recognised in the profit and loss account, along with the underlying transactions.

P. Accounting for Oil and Gas Activity

The Company has adopted Full Cost Method of accounting for its Oil and Gas activity and all costs incurred in prospecting, acquisition, exploration and development are accumulated considering the country as a cost centre.

Oil and Gas Joint Ventures are in the nature of Jointly Controlled Assets. Accordingly assets and liabilities as well as income and expenditure are accounted on the basis of available information on line by line basis with similar items in the company's financial statements, according to the participating interest of the company.

Q. Provision for Current and Deferred Tax

Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income-tax Act, 1961. Deferred tax resulting from "timing difference" between book and taxable profit is accounted for using the tax rates and laws that have been enacted or substantively enacted as on the balance sheet date. The deferred tax asset is recognised and carried forward only to the extent that there is a reasonable certainty that the assets will be realised in future.

R. Employee Separation Costs

Compensation to employees who have opted for retirement under the voluntary retirement scheme of the Company has been debited to the profit and loss account in the year of payment.

S. Issue Expenses

Issue expenses pertaining to the projects are capitalised.

T. Premium on Redemption of Bonds / Debentures

Premium on redemption on Bonds / Debentures are adjusted against the Securities Premium Account.

U. Premium on Investments in Preference Shares

Premium on Investments in Preference Shares is recognised as income over the maturity period of investment.

V. Provision, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent Liabilities are not recognised but are disclosed in the notes. Contingent Assets are neither recognised nor disclosed in the financial statements.

Notes on Accounts

SCHEDULE 'O'

1. The previous year's figures have been reworked, regrouped, rearranged and reclassified wherever necessary. Accordingly, amounts and other disclosures for the preceding year are included as an integral part of the current year financial statements and are to be read in relation to the amounts and other disclosures relating to the current year.

2. Turnover includes Income from Services of Rs. 346.88 crore (Previous Year Rs. 1,531.87 crore). In view of clarification issued by the Institute of Chartered Accountants of India on 2nd April, 2005, Inter-Divisional Transfers which hitherto was considered as part of "Turnover and Inter divisional Transfers" is now not considered (Previous Year Rs. 18,170.87 crore).

3. The Gross Block of Fixed Assets include Rs. 2,729.88 crore (Previous Year Rs. 2,733.53 crore) on account of revaluation of Fixed Assets carried out in the past. Consequent to the said revaluation there is an additional charge of depreciation of Rs. 61.07 crore (Previous Year Rs. 84.37 crore) and an equivalent amount has been withdrawn from General Reserve and credited to the Profit and Loss Account.

SCHEDULE 'O' (contd.)

4. (a) Payment to Auditors:

(Rs. in crore)

	2004-05*	2003-04
(i) Audit Fees	**2.00**	1.94
(ii) Tax Audit Fees	**0.50**	0.54
(iii) Certification & Consultation in finance and tax matters	**1.80**	1.94
(iv) Expenses Reimbursed	**0.20**	0.22
	4.50	4.64
(b) Cost Audit Fees	**0.06**	0.06

*excluding service tax

5. Managerial Remuneration :

(Rs. in crore)

(a) Executive Directors	2004-05	2003-04
(i) Salaries	**1.65**	1.65
(ii) Perquisites	**1.46**	1.47
(iii) Commission	**51.59**	36.59
(iv) Leave salary / Encashment	-	0.56
(v) Contribution to Provident fund and Superannuation fund	**0.40**	0.40
(vi) Provision for Gratuity	**0.09**	0.29
	55.19	40.96

Computation of net profit in accordance with Section 198 read with Section 309(5) of the Companies Act, 1956:

(Rs. in crore)

		2004-05	2003-04
	Profit before Taxation	**9,068.68**	6,301.14
Add	Depreciation as per accounts	**3,723.50**	3,247.02
	Loss on Sale of Assets	**26.74**	14.09
	Investment Written off	**2.94**	-
	Provision for Doubtful claims	**69.88**	-
	Managerial Remuneration	**54.80**	40.00
		12,946.54	9,602.25
Less	Depreciation as per Section 350 of Companies Act, 1956	**3,784.57**	3,331.39
	Premium on Investment in Preference Shares	**910.76**	197.58
	Profit on buyback of Bonds/ Redemption of Debentures	**6.62**	-
	Profit on sale of Fixed Assets	**17.82**	1.49
	Profit on Sale of Investments	**47.17**	101.67
	Net Profit for the year	**8,179.60**	5,970.12
Salaries, Perquisites and Commission @ 0.67% p.a.		**54.80**	40.00
Less:	Salaries & Perquisites of the Directors eligible for commission	**3.21**	3.41
	Balance Commission	**51.59**	36.59

(b) General expenses includes Rs. 0.22 crore (Previous year Rs. 0.08 crore) towards sitting fees paid to non-executive directors

6. A sum of Rs. 2.86 crore (net debit) [Previous Year Rs. 2.18 crore (net debit)] is included under Establishment Expenses representing Net Prior Period Items.

SCHEDULE 'O' (contd.)

7. Premium on forward exchange contracts to be recognised in the Profit and Loss Account of subsequent accounting period aggregate to Rs. 5.16 crore (Previous Year Rs. NIL).

8. (a) Fixed assets taken on finance lease prior to April 1, 2001, amount to Rs.218.68 crore (Previous year Rs. 250.72 crore). Future obligations towards lease rentals under the lease agreements as on 31st March, 2005 amount to Rs. 5.33 crore (Previous year Rs. 12.25 crore).

(Rs. in crore)

	2004-05	2003-04
Within one year	**2.41**	7.42
Later than one year and not later than five years	**1.52**	3.28
Later than five years	**1.40**	1.55
Total	**5.33**	12.25

(b) The Company has acquired certain items of Plant and Machinery and Ships on finance lease on or after April 1, 2001, amounting to Rs.9.98 crore (Previous Year Rs. 25.47 crore). The minimum lease rentals outstanding as of 31st March,2005 in respect of these assets are as follows:

(Rs. in crore)

Due	Total Minimum Lease Payments outstanding		Future Interest on Outstandings		Present Value of Minimum Lease Payments	
	As at 31st March, 2005	As at 31st March, 2004	**2004-05**	2003-04	**As at 31st March, 2005**	As at 31st March, 2004
Within one year	**1.93**	4.15	-	0.07	**1.93**	4.07
Later than one year and not later than five years (* Rs. 17,472)	**0.81**	2.74	-	-*	**0.81**	2.74
Later than five years	-	-	-	-	-	-
Total	**2.74**	6.89	-	0.07	**2.74**	6.81

(c) General Description of Lease terms:

(i) Lease rentals are charged on the basis of agreed terms.

(ii) Assets are taken on lease over a period of 3 to 15 years

(d) The Company has taken an Aircraft on operating lease and lease rent amounting to Rs. 10.34 crore (Previous Year Rs. NIL) has been debited to Profit and Loss Account. The future minimum lease payment is as under:

(Rs. in crore)

	2004-05	2003-04
Not later than one year	**13.14**	-
Later than one year and not later than five years	**52.54**	-
Later than five years	**84.25**	-
Total	**149.93**	-

SCHEDULE 'O' (contd.)

9. (a) (i) Assets given on finance lease on or after 1st April, 2001

(Rs. in crore)

Particulars	Total		Not later than one year		Later than one and not later than five years		Later than five years	
	2004-05	2003-04	**2004-05**	2003-04	**2004-05**	2003-04	**2004-05**	2003-04
Gross Investment	**78.78**	90.15	**11.37**	11.37	**45.47**	45.47	**21.94**	33.31
Less: Unearned Finance Income	**30.62**	38.02	**6.83**	7.40	**19.91**	23.09	**3.88**	7.53
Present Value of Minimum Lease Rental	**48.16**	52.13	**4.54**	3.97	**25.56**	22.38	**18.06**	25.78

(ii) General Description of Lease terms:
- Lease rentals are charged on the basis of agreed rate of interest.
- Assets are given on lease for a period of 10 years.

(b) (i) Plant and Machinery given on operating lease amounts to Rs. Nil (Previous Year Rs. 26.16 crore).
(ii) Depreciation on Assets given on operating lease Rs. 2.28 crore (Previous Year Rs. 2.76 crore).
(iii) Future lease rentals receivable within a period of one year for such assets are Rs.Nil (Previous Year Rs. 9.55 crore)

(c) Miscellaneous income includes income from finance lease of Rs. 7.40 crore (Previous Year Rs. 7.89 crore) and income from operating lease of Rs. 9.97 crore (Previous Year Rs. 9.69 crore).

10. The deferred tax liability comprise of the following:

(Rs. in crore)

		As at 31st March, 2005	As at 31st March, 2004
a.	Deferred Tax Liability		
	Related to fixed assets	**4,633.46**	3,811.41
b.	Deferred Tax Assets		
	Disallowance under the Income Tax Act, 1961	**366.64**	336.59
c.	Provision for deferred tax (Net)	**4,266.82**	3,474.82

11. (a) **EARNINGS PER SHARE (EPS)**

		2004-05	2003-04
i)	Net Profit as per Profit and Loss Account (Rs. in crore)	**7,571.68**	5,160.14
ii)	Less : Provision for taxation for earlier years (Rs. in crore)	-	23.03
iii)	Net profit available for equity shareholder (Numerator used for calculation) (Rs. in crore)	**7,571.68**	5,137.11
iv)	Weighted Average number of equity shares used as denominator for calculating EPS	**139,59,09,459**	139,63,77,536
v)	Basic and Diluted Earnings per share of Rs. 10 each (Rs.)	**54.24**	36.79

(b) Pursuant to the buyback announcement made on 27th December 2004, the Company has bought back 28,69,495 Equity Shares for a total consideration of Rs. 149.61 crore at an average price of Rs. 521.38 per share. Consequently a sum of Rs. 146.74 crore being the Premium on buyback has been charged to Securities Premium Account and a sum of Rs. 2.87 crore has been transferred to Capital Redemption Reserve from the General Reserve.

SCHEDULE 'O' (contd.)

12. As per Accounting Standard 18, issued by the Institute of Chartered Accountants of India, the disclosures of transactions with the related parties as defined in the Accounting Standard are given below:

(i) List of related parties with whom transactions have taken place and relationships:

Sr. No.	Name of the Related Party	Relationship
1	Reliance Industrial Investments and Holdings Limited	Subsidiary Companies
2	Reliance Power Ventures Limited	
3	Reliance Ventures Limited	
4	Reliance Strategic Investments Limited	
5	Reliance Infocom B.V., Subsidiary till 20th October, 2004	
6	Reliance Infocomm Inc., Subsidiary till 20th October, 2004	
7	Reliance Communication Inc., Subsidiary till 20th October, 2004	
8	Reliance Communications (UK) Limited, Subsidiary till 20th October, 2004	
9	Reliance Communications International Inc., Subsidiary till 20th October, 2004	
10	Reliance Communications (Canada) Inc., Subsidiary till 20th October, 2004	
11	Reliance Netway Inc., Subsidiary till 20th October, 2004	
12	Reliance Communications (Hongkong) Limited, Subsidiary till 20th October, 2004	
13	Reliance Technologies LLC.	
14	Reliance LNG Limited	
15	Reliance Do Brasil Industria E Comercio De Produtos Texteis, Quimicos, Petroquimicos E Derivados Ltda (Reliance Brazil LLC.)	
16	Gas Transportation & Infrastructure Company Limited	
17	Reliance Life Insurance Company Limited	Associate Companies and Joint Ventures
18	Reliance General Insurance Company Limited	
19	Reliance Capital Limited	
20	Reliance Energy Limited	
21	Reliance Infocomm Limited	
22	Reliance Communications Infrastructure Limited	
23	Reliance Telecom Limited	
24	Reliance Industrial Infrastructure Limited	
25	Reliance Europe Limited	
26	Reliance Petroinvestments Limited	
27	Reliance Rubber and Chemicals Private Limited	
28	Indian Petrochemicals Corporation Limited	
29	Reliance Enterprises Limited (upto 11th January, 2005)	
30	Reliance Nutraceuticals Private Limited	
31	Reliance Pharmaceuticals (India) Private Limited	
32	Reliance Utilities and Power Limited	
33	Reliance Ports and Terminals Limited	
34	Rosche Trading Private Limited	
35	Unincorporated Oil and Gas Joint Ventures	
36	Shri Mukesh D. Ambani	Key Managerial Personnel
37	Shri Anil D. Ambani	
38	Shri Nikhil R. Meswani	
39	Shri Hital R. Meswani	
40	Shri H. S. Kohli	
41	Dhirubhai Ambani Foundation	Others
42	Jamnaben Hirachand Ambani Foundation	
43	Dhirubhai Ambani Memorial Trust	
44	Hirachand Govardhandas Ambani Public Charitable Trust	
45	Dhirubhai Ambani Institute of Information and Communication Technology Trust	
46	Dhirubhai Ambani Institute of Information and Communication Technology, Gandhinagar	

SCHEDULE 'O' (contd.)

(ii) Transactions during the year with related parties :

(Rs. in crore)

Sr. No.	Nature of Transactions (Excluding reimbursements)	Subsidiaries	Associates	Key Managerial Personnel	Others	Total
A)	**Debentures Issued**					
	Balance as at 1st April, 2004		-			-
			(68.03)			(68.03)
	Issued during the year		-			-
			(1,020.00)			(1,020.00)
	Repaid during the year		-			-
			(187.03)			(187.03)
	Balance as at 31st March, 2005		-			-
			(-)			(-)
B)	**Loans Taken**					
	Balance as at 1st April, 2004		**1,147.00**			**1,147.00**
			(150.00)			(150.00)
	Taken during the year		**4,290.02**			**4,290.02**
			(5,040.89)			(5,040.89)
	Repaid during the year		**3,837.02**			**3,837.02**
			(4,043.89)			(4,043.89)
	Balance as at 31st March, 2005		**1,600.00**			**1,600.00**
			(1,147.00)			(1,147.00)
C)	**Fixed Assets/Capital Work in Progress**					
	Balance of Assets taken on Lease as at 1st April,2004		**6.81**			**6.81**
			(13.98)			(13.98)
	Balance of Assets taken on Lease as at 31st March,2005		**2.74**			**2.74**
			(6.81)			(6.81)
	Assets Purchased during the year		**23.56**			**23.56**
			(8.15)			(8.15)
	Assets sold during the year		**1406.02**			**1,406.02**
			(-)			(-)
D)	**Investments**					
	Balance as at 1st April,2004	**889.62**	**12,719.66**			**13,609.28**
		(879.57)	(4,641.55)			(5,521.12)
	Purchased/adjusted during the year	**0.88**	**87.76**			**88.64**
		(10.05)	(8,100.00)			(8,110.05)
	Sold / redemption during the year	**4.48**	**1,821.41**			**1,825.89**
		(-)	(82.99)			(82.99)
	Balance as at 31st March, 2005	**886.02**	**12,633.02**			**13,519.04**
		(889.62)	(12,719.66)			(13,609.28)
E)	**Premium Accrued on Investment in Preference Shares**	**0.07**	**1,108.27**			**1,108.34**
		(-)	(197.58)			(197.58)
F)	**Interest Accrued on Investments**	-	**939.38**			**939.38**
		(18.36)	(732.02)			(750.38)
G)	**Sundry Debtors as at 31st March,2005**		**29.77**			**29.77**
			(135.70)			(135.70)
H)	**Loans and Advances**					
	i) Loans Given					
	Balance as at 1st April,2004	**7,121.94**	**60.47**			**7,182.41**
		(6,716.12)	(83.41)			(6,799.53)
	Given during the year	**1,612.59**	**4,151.63**			**5,764.22**
		(561.23)	(6,872.06)			(7,433.29)
	Returned during the year	**1,030.80**	**4,212.10**			**5,242.90**
		(155.41)	(6,895.00)			(7,050.41)
	Balance as at 31st March, 2005	**7,703.73**	-			**7,703.73**
		(7,121.94)	(60.47)			(7,182.41)

SCHEDULE 'O' (contd.)

(Rs. in crore)

Sr. No.	Nature of Transactions (Excluding reimbursements)	Subsidiaries	Associates	Key Managerial Personnel	Others	Total
	ii) Advances recoverable in cash or in kind					
	Balance as at 1st April,2004	-	**124.42**			**124.42**
		(72.24)	(1,034.84)			(1,107.08)
	Given during the year		**15.23**			**15.23**
			(77.69)			(77.69)
	Returned/Adjusted during the year	-	**69.56**			**69.56**
		(72.24)	(988.11)			(1,060.35)
	Balance as at 31st March,2005		**70.09**			**70.09**
			(124.42)			(124.42)
	iii) Deposit					
	Balance as at 1st April, 2004		**1,153.09**			**1,153.09**
			(1,163.25)			(1,163.25)
	Returned during the year		**14.08**			**14.08**
			(10.16)			(10.16)
	Balance as at 31st March, 2005		**1,139.01**			**1,139.01**
			(1,153.09)			(1,153.09)
I)	**Sundry Creditors**					
	Balance as at 31st March, 2005		**261.31**			**261.31**
			(486.96)			(486.96)
J)	**Turnover**		**3,798.04**			**3,798.04**
			(4,406.10)			(4,406.10)
K)	**Other Income**					
	Dividend		**20.40**			**20.40**
			(20.81)			(20.81)
	Interest Received	-	**228.69**			**228.69**
		(23.09)	(399.85)			(422.94)
	Premium Accrued on Investments in Preference Shares	**0.07**	**910.69**			**910.76**
		(-)	(197.58)			(197.58)
	Lease Rental Income		**7.40**			**7.40**
			(7.89)			(7.89)
	Service Income		**158.30**			**158.30**
			(-)			(-)
	Rent received		**35.81**			**35.81**
			(-)			(-)
	Miscellaneous Income		**31.86**			**31.86**
			(25.10)			(25.10)
L)	**Purchases**		**828.02**			**828.02**
			(623.75)			(623.75)
M)	**Expenditure**					
	Interest Paid		**102.81**			**102.81**
			(108.41)			(108.41)
	Payments to and provisions for Directors			**55.19**		**55.19**
				(40.96)		(40.96)
	Electric Power, Fuel and Water		**349.39**			**349.39**
			(372.09)			(372.09)
	Rent		**89.73**			**89.73**
			(91.17)			(91.17)
	Lease Rentals		**5.14**			**5.14**
			(9.02)			(9.02)
	Professional Fees		**16.82**			**16.82**
			(16.95)			(16.95)
	Charter Hire Charges		**30.15**			**30.15**
			(12.57)			(12.57)
	Insurance Premium		**56.74**			**56.74**
			(63.32)			(63.32)

SCHEDULE 'O' (contd.)

(Rs. in crore)

Sr. No.	Nature of Transactions (Excluding reimbursements)	Subsidiaries	Associates	Key Managerial Personnel	Others	Total
	Assignment of Liability		-			-
			(147.03)			(147.03)
	Hire Charges		**55.90**			**55.90**
			(35.42)			(35.42)
	Donations				**8.49**	**8.49**
					(16.51)	(16.51)
	Warehousing and Distribution Charges		**646.15**			**646.15**
			(657.10)			(657.10)
	Product Handling charges		**87.46**			**87.46**
			(78.94)			(78.94)
	General expenses	**0.39**	**63.14**		**0.13**	**63.66**
		(1.13)	(43.03)		(-)	(44.16)
N)	**Guarantees Issued**					
	Financial Guarantees		**196.20**			**196.20**
			(243.33)			(243.33)
	Performance Guarantees		**201.94**			**201.94**
			(1,236.82)			(1,236.82)

Figure in bracket represents previous year's amounts

Significant Related Party Transactions:

i. Loan taken during the year includes from Reliance Communication Infrastructure Limited Rs. 2,735 crore and repaid Rs. 2,282 crore and Rs. 1,555.02 crore taken from and repaid to Reliance Capital Limited.

ii. Fixed Assets purchased during the year includes from Reliance Industrial Infrastructure Limited Rs. 23.05 crore. Fixed Assets sold during the year includes to Reliance Infocomm Limited Rs. 218.59 crore and to Reliance Communication Infrastructure Limited Rs. 1187.44 crore.

iii. Sale of Investment includes to Reliance Capital Limited Rs. 117.37 crore; Reliance General Insurance Company Limited Rs. 127.85 crore and to Reliance Energy Limited Rs. 1,488.92 crore. Purchase of Investments includes from Reliance General Insurance Company Limited Rs. 19.91 crore; Reliance Energy Limited Rs. 14.99 crore and from Reliance Capital Limited Rs. 52.86 crore. (Also refer to Schedule F to the Balance Sheet)

iv. Premium Receivable on Preference shares includes from Reliance Infocomm Limited Rs. 1108.27 crore.

v. Interest Accrued on Investments includes from Reliance Communication Infrastructure Limited Rs. 939.38 crore.

vi. Loans and Advances includes Rs. 1,106.55 crore given to Reliance Power Ventures Limited; repayment by Reliance Ventures Limited Rs. 494.05 crore and Rs. 4,151.63 crore given to and repaid by Reliance Capital Limited

vii. Turnover includes transactions with Reliance Communication Infrastructure Limited Rs. 1,109.40 crore and Indian Petrochemicals Corporation Limited Rs. 2,633.53 crore.

viii. Other Income: Dividend Received includes from Reliance Capital Limited Rs. 17.43 crore. Interest received includes from Reliance Communication Infrastructure Limited Rs. 207.34 crore; Reliance Capital Limited Rs. 19.16 crore. Premium on Redemption of Preference Shares includes from Reliance Infocomm Limited Rs. 910.69 crore. Lease rental Income includes from Reliance Communication Infrastructure Limited Rs. 5.36 crore; Reliance Infocomm Limited Rs. 2.04 crore. Service Income includes from Indian Petrochemicals Corporation Limited Rs. 98.94 crore; Reliance Infocomm Limited Rs. 59.36 crore. Rent received includes from Reliance Infocomm Limited Rs. 25.70 crore; Reliance Communication Infrastructure Limited Rs. 10.11 crore. Miscellaneous Income includes from Reliance General Insurance Company Limited Rs. 8.27 crore; Reliance Telecom Limited Rs. 3.34 crore; Reliance Port and Terminals Limited Rs. 8.23 crore; Indian Petrochemicals Corporation Limited Rs. 7.32 crore and Reliance Energy Limited Rs. 3.85 crore.

ix. Expenditure: Purchases include from Reliance Capital Limited Rs. 281.04 crore, Indian Petrochemicals Corporation Limited Rs. 546.98 crore. Interest Paid includes to Reliance Communication Infrastructure Limited Rs.95.23 crore. Payment to and provisions for Directors include to Shri Mukesh D. Ambani Rs. 21.90 crore; Shri Anil D. Ambani Rs. 21.90 crore; Shri Nikhil R. Meswani Rs. 5.59 crore and Shri Hital R. Meswani Rs. 5.59 crore. Electric, Power and Fuel includes to Reliance Utilities and Power Limited Rs. 349.39 crore. Lease Rent includes to Reliance Capital Limited Rs. 5.14 crore. Rent includes to Reliance Port and Terminals Limited Rs. 84.00 crore. Professional Fees includes to Reliance Europe Limited Rs. 16.82 crore. Charter Hire charges include to Reliance Europe Limited Rs. 26.66 crore. Insurance Premium includes to Reliance General Insurance Company Limited Rs. 56.74 crore. Hire charges includes to Reliance Ports and Terminals Limited Rs. 50.00 crore. Donation includes to Dhirubhai Ambani Foundation Rs. 7.56 crore. Warehousing and Distribution Charges includes to Reliance Port and Terminals Limited Rs. 646.15 crore. Product handling charges includes to Reliance Ports and Terminals Limited Rs. 87.46 crore. General Expenses includes to Reliance Communication Infrastructure Limited Rs. 40.33 crore; Reliance Infocomm Limited Rs. 16.68 crore and to Reliance Industrial Infrastructure Limited Rs. 6 crore.

x. Financial Guarantees include for Reliance Europe Limited Rs. 87.49 crore; Reliance Telecom Limited Rs. 108.71 crore. Performance Guarantee include for Reliance Infocomm Limited Rs. 180.55 crore and Reliance Telecom Limited Rs. 16.37 crore.

SCHEDULE 'O' (contd.)

13. **Loans and advances in the nature of Loans given to Subsidiaries and Associates etc:**

A) Loans and Advances in the nature of Loans

(Rs. in crore)

Sr. No.	Name of the Company		As at 31st March, 2005	As at 31st March, 2004	Maximum Balance during the year
1	Reliance Industrial Investments & Holdings Limited	Subsidiary	753.78	794.22	794.22
2	Reliance Ventures Limited	Subsidiary	4,406.87	4,900.92	4,921.39
3	Reliance Power Ventures Limited	Subsidiary	2,503.05	1,396.50	2,553.03
4	Gas Transportation & Infrastructure Company Limited	Subsidiary	40.03	30.30	40.03
5	Reliance Industrial Infrastructure Limited	Associate	-	60.47	60.47
6	Recron Synthetics Limited	Other	132.20	132.20	132.20

Notes :

a Loans and Advances shown above, to Subsidiaries fall under the category of 'Loans & Advances in nature of Loans where there is no repayment schedule'.

b Loans and Advances to Recron Synthetics Limited is at zero percent repayable in 2013 and not before repayment by loanee of all its secured loans.

c Inter Corporate Deposits are not considered as they are repayable on demand and interest is charged at market rates.

d Loans to employees as per Company's policy are not considered.

B) Investment by the loanee in the shares of the company

*None of the loanees have, per se, made investments in shares of the Company. However the following companies have been allotted shares of the company as a result of amalgamation of Reliance Petroleum Limited with the company under the scheme approved by the Hon'ble High Courts of Bombay and Gujarat.

(Rs. in crore)

Sr. No.	Name of the Company	No. of Shares	Amount
1	*Reliance Industrial Investments & Holdings Limited, sole beneficiary of Petroleum Trust	104,660,155	1,654.96
2	*Reliance Chemicals Private Limited	14,568,373	320.50
3	*Reliance Aromatics & Petrochemicals Private Limited	16,029,091	339.42
4	*Reliance Energy & Project Development Private Limited	16,029,091	339.42
5	*Reliance Polyolefins Private Limited	19,090,909	420.00
6	Reliance Industrial Infrastructure Limited	86,000	1.12

14. (a) Disclosure of the Company's Interest in Oil and Gas Joint Ventures as at 31st March, 2005 :

Sr. No.	Name of the Fields in the Joint Ventures	% Interest	Sr. No.	Name of the Fields in the Joint Ventures	% Interest
1	Panna Mukta	30%(30%)	8	GK-ON-90/2	40%(40%)
2	Tapti	30%(30%)	9	CB-ON/1	40%(40%)
3	NEC-OSN-97/2	90%(90%)	10	AS-ONN-2000/1	90%(90%)
4	KG-DWN-98/3	90%(90%)	11	KG-DWN-2001/1	90%(90%)
5	GS-OSN-2000/1	90%(90%)	12	Yemen (Block 9)	25%(25%)
6	GK-OSJ-3	60%(60%)	13	NEC-DWN-2002/1	90%(90%)
7	GK-OS-5	40%(40%)			

Figures in bracket represents previous year's % interest.

SCHEDULE 'O' (contd.)

(b) Net Quantities of an enterprise's interest in proved reserves and proved developed reserves within India:

	Proved Reserves (Million MT)		Proved Developed Reserves (Million MT)	
	2004-05	2003-04	**2004-05**	2003-04
Oil:				
Beginning of the year	**5.18**	4.97	**3.62**	4.02
Additions	**0.95**	0.61	**0.93**	Nil
Deletion	**Nil**	Nil	**Nil**	Nil
Production	**0.43**	0.40	**0.43**	0.40
Closing balance for the year	**5.70**	5.18	**4.12**	3.62

	Proved Reserves (Million M^3)*		Proved Developed Reserves (Million M^3)*	
	2004-05	2003-04	**2004-05**	2003-04
Gas:				
Beginning of the year	**136,437**	82,724	**13,380**	13,133
Additions	**37,225**	54,616	**2,132**	1,150
Deletion	**Nil**	Nil	**Nil**	Nil
Production	**1,036**	903	**1,036**	903
Closing balance for the year	**172,626**	136,437	**14,476**	13,380

* 1 cubic meter = 35.315 cubic feet and 1 cubic feet = 1000 BTU

(c) Net Quantities of an enterprise's interest in proved reserves and proved developed reserves outside India:

	Proved Reserves (Million MT)	Proved Developed Reserves (Million MT)
Oil:		
Beginning of the year 2004-05	Nil	Nil
Additions	1.28	Nil
Deletion	Nil	Nil
Production	Nil	Nil
Closing balance for the year 2004-05	1.28	Nil

15. As per Accounting Standards 21 on "Consolidated Financial Statements" and Accounting Standard 23 on "Accounting for Investments in Associates in Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India, the Company has presented consolidated financial statements separately including subsidiaries and associates, in this annual report.

16. **PROJECT DEVELOPMENT EXPENDITURE**

(in respect of Projects upto 31st March, 2005, included under Capital work-in-progress)

(Rs. in crore)

		2004-05		2003-04	
	Opening Balance		**112.62**		76.47
Add:	Project Development Expenditure transferred from				
	Profit and Loss Account	**9.60**		26.43	
	Interest Capitalised	**296.69**		143.75	
			306.29		170.18
			418.91		246.65
Less:	Project Development Expenses Capitalised during the year		**193.27**		134.03
	Closing Balance		**225.64**		112.62

SCHEDULE 'O' (contd.)

17. **ADDITIONAL INFORMATION**

(Rs. in crore)

	As at 31st March, 2005	As at 31st March, 2004
(A) Estimated amount of contracts remaining to be executed on Capital accounts and not provided for:		
(i) In respect of joint ventures	**633.20**	39.99
(ii) In respect of others	**3,313.97**	1,740.60
(B) Uncalled liability on partly paid Shares (Rs.19,935, Previous Year Rs. 19,935)	-	-
(C) Contingent Liabilities		
(i) Outstanding guarantees furnished to Banks and Financial Institutions including in respect of Letters of credit		
(a) In respect of joint ventures	-	-
(b) In respect of others	**2,003.52**	496.79
(ii) Guarantees to Banks and Financial Institutions against credit facilities extended to third parties		
(a) In respect of joint ventures	-	-
(b) In respect of others	**651.81**	243.33
(iii) Liability in respect of bills discounted with Banks		
(a) In respect of joint ventures	-	-
(b) In respect of others	**52.55**	588.87
(iv) Claims against the Company / disputed liabilities not acknowledged as debts		
(a) In respect of joint ventures	**195.05**	158.95
(b) In respect of others	**517.61**	400.77
(v) Performance Guarantees		
(a) In respect of joint ventures	-	35.79
(b) In respect of others	**208.82**	1,277.94
(vi) Sales tax deferral liability assigned	**5,333.82**	5,036.31

(D) The Income-Tax assessments of the Company have been completed up to Assessment Year 2002-2003. The disputed demand outstanding up to the said Assessment Year is Rs. 190.71 crore. Based on the decisions of the Appellate authorities and the interpretations of other relevant provisions, the Company has been legally advised that the demand is likely to be either deleted or substantially reduced and accordingly no provision has been made.

SCHEDULE 'O' (contd.)

18. **LICENSED AND INSTALLED CAPACITY**
(As certified by the Management)

				Licensed Capacity		Installed Capacity	
			UNIT	**2004-05**	2003-04	**2004-05**	2003-04
A		Refining of Crude Oil	Mill. MT	**N.A.**	N.A.	**33**	27
B	i	Ethylene	MT	**750,000***	750,000*	**750,000**	750,000
	ii	Propylene	MT	**365,000***	365,000*	**365,000**	365,000
	iii	Benzene	MT	**291,000***	291,000*	**345,000**	345,000
	iv	Toluene	MT	**197,000***	197,000*	**197,000**	197,000
	v	Xylene	MT	**165,000***	165,000*	**165,000**	165,000
	vi	Butadine & Other C4s	MT	**225,000***	225,000*	**225,000**	225,000
C	i	Paraxylene	MT	**1,646,000***	1,646,000*	**1,646,000**	1,646,000
	ii	Orthoxylene	MT	**150,000***	150,000*	**175,000**	175,000
	iii	Toluole	MT	**N.A.**	N.A.	**180,000**	-
D	i	Mono Ethylene Glycol	MT	**300,000***	300,000*	**475,000**	300,000
	ii	Higher Ethylene Glycol	MT	**37,500***	37,500*	**37,500**	37,500
	iii	Ethylene Oxide	MT	**50,000***	50,000*	**50,000**	50,000
E		Poly Vinyl Chloride	MT	**N.A.**	N.A.	**325,000**	300,000
F		High/Linear Low Density Poly Ethylene	MT	**N.A.**	N.A.	**450,000**	450,000
G		High Density Polyethylene Pipes	MT	**N.A.**	N.A.	**80,000**	80,000
H		Polypropylene	MT	**N.A.**	N.A.	**1,150,000**	1,100,000
I		Purified Terephthalic Acid	MT	**N.A.**	N.A.	**1,350,000**	1,350,000
J		Polyester Filament Yarn/Polyester Chips	MT	**N.A.**	N.A.	**197,300 +**	197,300 +
K		Polyester Staple Fibre/ Polyester Chips	MT	**N.A.**	N.A.	**300,000**	300,000
L		Poly Ethylene Terephthalate	MT	**N.A.**	N.A.	**290,000**	80,000
M		Polyester Staple Fibre Fill	MT	**N.A.**	N.A.	**30,000**	30,000
N		Man-made Fibre Spun Yarn on worsted system	Nos	**N.A.**	N.A.	**24,094**	24,094
O		Man-made fibre on cotton system (Spindles)	Nos	**N.A.**	N.A.	**23,040**	23,040
P	i	Man-made Fabrics (Looms)	Nos	**N.A.**	N.A.	**305**	323
	ii	Knitting M/C	Nos	**22**	22	**20**	20
Q		Linear Alkyl Benzene	MT	**N.A.**	N.A.	**115,000**	115,000

NA - Delicensed vide notification No 477(E) dated 27th July 1991 and press note No 1 (1998 series) dated 8th June, 1998
+ Includes 32,300 MT based on average denier of 40
* Licensed Capacity is reduced for delicensed products, for which Letter of Intents are held, vide notification No. 431 dated 28th June, 2001.

19. (a) The Ministry of Company Affairs, Government of India vide its Order No. 46/38/2005-CL-III dated 21st March, 2005 issued under Section 211(4) of the Companies Act, 1956 has exempted the Company from disclosure of quantitative details in the Profit and Loss Account under paras 3(i)(a), 3(ii)(a) (1) & (2), 3(ii)(b) of Part II, Schedule VI to the Companies Act,1956.

(b) The Ministry of Company Affairs, Government of India vide its Order No.47/25/2005-CL-III dated 21st March 2005 issued under section 212 (8) of the Companies Act, 1956 has exempted the Company from attaching the Balance Sheet and Profit and Loss Account of Subsidiaries under Section 212 (1) of the Companies Act, 1956. As per the order, key details of each subsidiary is attached along with the statement under section 212 of the Companies Act, 1956.

SCHEDULE 'O' (contd.)

20. **PRODUCTION MEANT FOR SALE:**

Products	**Unit**	**2004-05**	2003-04
Crude Oil	MT	**383,018**	353,173
Gas	BBTU	**34,502**	29,457
Petroleum Products	'000 MT	**24,819**	23,662
Ethylene	MT	**5,687**	-
Propylene	MT	-	3,138
Benzene	MT	**350,890**	343,810
Toluene	MT	**114,901**	106,014
Xylene	MT	**56,203**	52,932
Orthoxylene	MT	**145,565**	205,932
Paraxylene	MT	**571,510**	564,364
Ethylene Glycol	MT	**223,984**	222,615
PVC	MT	**327,269**	314,515
PE	MT	**414,956**	449,305
PP	MT	**1,165,769**	1,092,581
PTA	MT	**558,047**	603,949
Polyester Filament Yarn	MT	**347,566**	314,531
Polyester Staple Fibre	MT	**340,144**	327,012
PSF Spun Yarn	MT	**1,286**	-
ASF Spun Yarn	MT	**172**	-
PET	MT	**146,060**	78,001
Fibre Fill	MT	**29,791**	27,854
Fabrics	Mtrs. in Lacs	**195.50**	166.96
Normal Paraffin	MT	**21,423**	24,250
LAB	MT	**120,184**	116,815

Production meant for Sale includes production through Toll Conversion, wherever applicable.

21. **VALUE OF IMPORTS ON CIF BASIS IN RESPECT OF**

(Rs. in crore)

	2004-05	2003-04
Raw Materials	**39,578.32**	29,639.77
Stores & spares, Chemicals and Packing Materials	**714.34**	706.25
Capital goods	**642.29**	2,731.13

22. **EXPENDITURE IN FOREIGN CURRENCY**

(Rs. in crore)

	2004-05	2003-04
Interest on foreign currency loans	**414.76**	295.75
Premium on Redemption of Debentures/ Bonds	-	8.26
Technical know-how and engineering fees	**242.04**	151.44
Oil and gas activity	**1,311.05**	739.28
Professional fees	**153.49**	195.86
Freight and forwarding	**286.79**	255.77
Other matters	**194.16**	145.44

SCHEDULE 'O' (contd.)

23. VALUE OF RAW MATERIALS CONSUMED

	2004-05		2003-04	
	Rs. in crore	% of Consumption	Rs. in crore	% of Consumption
Imported	**39,972.02**	**91.73**	31,006.23	95.39
Indigenous	**3,603.30**	**8.27**	1,496.88	4.61
	43,575.32	**100.00**	32,503.11	100.00

24. VALUE OF STORES, CHEMICALS AND PACKING MATERIALS CONSUMED

	2004-05		2003-04	
	Rs. in crore	% of Consumption	Rs. in crore	% of Consumption
Imported	**667.97**	**44.94**	702.57	55.61
Indigenous	**818.20**	**55.06**	560.80	44.39
	1,486.17	**100.00**	1,263.37	100.00

25. EARNINGS IN FOREIGN EXCHANGE

(Rs. in crore)

	2004-05	2003-04
FOB value of exports	**23,741.33**	11,817.54
Interest (Previous year Rs. 3,969)	**0.01**	-
Others	**4.12**	6.01

26. EXPENDITURE ON RESEARCH AND DEVELOPMENT

(Rs. in crore)

	2004-05	2003-04
Revenue expenditure including amortisation of deferred cost and unamortised deferred research & development Expenditure	**40.26**	19.09
Capital expenditure on research & development	**21.06**	14.50
TOTAL	**61.32**	33.59

27. REMITTANCE IN FOREIGN CURRENCY ON ACCOUNT OF DIVIDEND

The Company has paid dividend in respect of shares held by Non – residents on repatriation basis. This inter-alia includes portfolio investment and direct investment, where the amount is also credited to Non- Resident External Account (NRE A/c). The exact amount of dividend remitted in foreign currency cannot be ascertained. The total amount remittable in this respect is given herein below:

	2004-05	2003-04
a) Number of Non Resident Shareholders	**16,985**	18,333
b) Number of Equity Shares held by them	**31,67,81,817**	22,14,94,589
c) (i) Amount of Dividend Paid (Gross) (Rs. in crore)	**166.31**	110.75
Tax Deducted at Source Rs. Nil (Previous year Rs.Nil)		
(ii) Year to which dividend relates	**2003-2004**	2002-2003

SCHEDULE 'O' (contd.)

28 BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. Registration Details

Registration No.	11.19786	State Code:	11
Balance Sheet Date:	31.03.05		

II. Capital Raised during the year (Amount Rs. crore)

Public Issue:	NIL	Rights Issue:	NIL
Bonus Issue:	NIL	Private Placement:	NIL
Conversion of Bonds:	NIL		

III. Position of Mobilisation and Deployment of Funds (Amount Rs. crore)

Total Liabilities :	63454.73	Total Assets:	63454.73
Sources of Funds			
Paid-up Capital:	1393.09	Reserves & Surplus:	39010.23
Secured Loans:	7972.90	Unsecured Loans:	10811.69
Deferred Tax Liability :	4266.82		
Application of Funds			
Net Fixed Assets :	35082.28	Investments:	17051.46
Net Current Assets :	11320.99	Miscellaneuos Expenditure	0.00

IV. Performance of Company (Amount Rs. crore)

Turnover :	73164.10		
Net Turnover:	66051.30	Total Expenditure :	57908.08
Profit Before Tax:	9068.68	Profit After Tax:	7571.68
Earnings per share in Rs.	54.24	Dividend : Rs. per share	7.50

V. Generic Names of Three Principal Products of Company (as per monetary terms)

Item Code No. (ITC Code):

27.10

Product Description:

BULK PETROLEUM PRODUCTS

Item Code No. (ITC Code):

390210.00

Product Description:

POLYPROPYLENE (PP)

Item Code No. (ITC Code):

540242.00

Product Description:

POLYESTER FILAMENT YARN (PFY)

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
April 27, 2005

For and on behalf of the Board

M. D. Ambani - Chairman & Managing Director

N. R. Meswani
H.R. Meswani
H. S. Kohli
} Executive Directors

R. H. Ambani
M. L. Bhakta
Y. P. Trivedi
Dr. D. V. Kapur
M. P. Modi
S. Venkitaramanan
} Directors

V. M. Ambani - Company Secretary

Cash Flow Statement for the year 2004-05

(Rs. in crore)

		Notes	2004-05		2003-04	
A:	**CASH FLOW FROM OPERATING ACTIVITIES :**					
	Net Profit before tax as per Profit and Loss Account			9,068.68		6,301.14
	Adjusted for:					
	Miscellaneous Expenditure written off		-		47.15	
	Net Prior Year Adjustments		2.86		2.18	
	Investment written off / Provided		2.94		-	
	Provision for doubtful claims		69.88		-	
	(Profit) / Loss on Sale / Discarding of Assets		8.92		12.60	
	Depreciation		3,784.57		3,331.39	
	Transferred from General Reserve		(61.07)		(84.37)	
	Effect of Exchange Rate Change	1	116.42		22.34	
	Profit on Sale of Investments		(47.17)		(101.67)	
	Dividend Income		(20.40)		(25.84)	
	Interest / Other Income		(1,279.37)		(881.41)	
	Interest Expenses		1,468.66		1,434.72	
				4,046.24		3,757.09
	Operating Profit before Working Capital Changes			13,114.92		10,058.23
	Adjusted for:					
	Trade and Other Receivables		1,739.76		(257.88)	
	Inventories		(181.66)		279.19	
	Trade Payables		3,129.42		2,005.20	
				4,687.52		2,026.51
	Cash Generated from Operations			17,802.44		12,084.74
	Net Prior Year Adjustments			(2.86)		(2.18)
	Taxes Paid			(511.00)		(305.00)
	Net Cash from Operating Activities			17,288.58		11,777.56
B:	**CASH FLOW FROM INVESTING ACTIVITIES:**					
	Purchase of Fixed Assets	2		(5,244.01)		(4,319.08)
	Sale of Fixed Assets	3		1,597.73		8.84
	Purchase of Investments	4		(40,849.25)		(37,255.52)
	Sale of Investments	5		37,813.43		30,108.51
	Movement in Loans	6		(1,783.41)		303.99
	Interest Income			282.77		564.35
	Dividend Income			20.40		25.84
	Net Cash Used in Investing Activities			(8,162.34)		(10,563.07)

Cash Flow Statement for the year 2004-05 (Contd.)

(Rs. in crore)

	Notes	2004-05	2003-04
C: CASH FLOW FROM FINANCING ACTIVITIES:			
Proceeds from Issue of Share Capital (Net)		**0.07**	0.27
Buyback of Equity Shares		**(149.61)**	-
Proceeds from Long Term Borrowings	7	**7,149.70**	1,835.00
Repayment of Long Term Borrowings	8	**(7,731.66)**	(4,713.11)
Short Term Loans	9	**(2,282.52)**	3,945.21
Dividends Paid	10	**(826.79)**	(783.84)
Interest Paid	11	**(1,900.88)**	(1,420.99)
Net Cash Used in Financing Activities		**(5,741.69)**	(1,137.46)
Net Increase / (Decrease) in Cash and Cash Equivalents		**3,384.55**	77.03
Opening Balance of Cash and Cash Equivalents		**224.24**	147.21
Closing Balance of Cash and Cash Equivalents		**3,608.79**	224.24

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
April 27, 2005

For and on behalf of the Board

M. D. Ambani - Chairman & Managing Director

N. R. Meswani
H.R. Meswani
H. S. Kohli
} Executive Directors

R. H. Ambani
M. L. Bhakta
Y. P. Trivedi
Dr. D. V. Kapur
M. P. Modi
S. Venkitaramanan
} Directors

V. M. Ambani - Company Secretary

Notes On Cash Flow Statement for the year 2004-05

(Rs. in crore)

Sr. No.	Particulars	Amount
1)	**Effect of Exchange Rate Change**	
	Unrealised Foreign exchange Loss on revaluation of Creditors	95.75
	Unrealised Foreign exchange gain on revaluation of Debtors	(31.63)
	Unrealised Foreign exchange Loss on revaluation of Loans	52.30
	Total	**116.42**
2)	**Purchase of Fixed Assets**	
	Additions as per Schedule 'E'	(3,862.77)
	Movement in CWIP	(1,472.48)
	Adjusted for Interest Capitalised	296.69
	Reduction in Creditors for Capital Expenditure	(151.08)
	Exchange gain de-capitalised	(54.37)
	Total	**(5,244.01)**
3)	**Sale of Fixed Assets**	
	Deductions from Gross Block	2,239.86
	Cummulative Depreciation on Deductions	(625.48)
	Net Loss on Sale / Discarding of Assets	(8.92)
	Reduction in Liability for Leased assets	(4.08)
	Withdrawal from Revaluation Reserve	(3.65)
	Total	**1,597.73**
4)	**Purchase of Investments**	
	Increase in Long Term Investments	(0.93)
	Increase in Current Investments	(3,509.26)
	Movement in Investments (Purchased & sold during the year)	(37,339.06)
	Total	**(40,849.25)**
5)	**Sale of Investments**	
	Decrease in Long Term Investments	161.12
	Decrease in Current Investments	266.08
	Movement in Investments (Purchased & sold during the year)	37,339.06
	Profit on Sale of Investments	47.17
	Total	**37,813.43**

Notes On Cash Flow Statement for the year 2004-05 (Contd.)

(Rs. in crore)

Sr. No.	Particulars	Amount
6)	**Movement in Loans**	
	Increase in Loans to Subsidiary Companies	(581.79)
	Movement in Advances to Associates / Affiliates	(1,201.62)
	Total	**(1,783.41)**
7)	**Proceeds from Long Term Borrowings**	
	Movement in Long Term loans	7,045.23
	Adjustment for Exchange Difference	104.47
	Total	**7,149.70**
8)	**Repayment of Long Term Borrowings**	
	Debentures	(2,233.83)
	Deep Discount Debentures	(600.00)
	Foreign Currency Loan from Banks	(4,687.16)
	Premium on Redemption of Debentures/Bonds	(210.67)
	Total	**(7,731.66)**
9)	**Movement in Short Term Loans**	
	Reduction in Short term Secured Loans	(656.20)
	Reduction in Short term Unsecured Loans	(1,090.01)
	Reduction in Liability for Bills Discounted	(536.31)
	Total	**(2,282.52)**
10)	**Dividends Paid**	
	Proposed Dividend (incl. Tax) - Equity Shares	(824.74)
	Increase in Unclaimed Dividend On Equity Shares	2.11
	Tax on Dividend for earlier years	(4.16)
	Total	**(826.79)**
11)	**Interest Paid**	
	Interest as per Profit & Loss account	(1,468.66)
	Interest capitalised	(296.69)
	Movement in interest payable	(135.53)
	Total	**(1,900.88)**

Statement Pursuant to Section 212 of the Companies Act,1956, relating to Company's Interest in Subsidiary Companies for the financial year 2004-05

	Name of Subsidiary Company	Reliance Industrial Investments & Holdings Limited	Reliance Ventures Limited	Reliance Power Ventures Limited	Reliance Strategic Investments Limited	Reliance LNG Limited	Gas Transportation and Infrastructure Company Limited	Reliance Technologies LLC.	Reliance Do Brasil Industria E Commercio De Portudos Texteis, Quimicos, Petroquimicos E Derivados Ltda (Reliance Brazil LLC.)
1	The Financial Year of the Subsidiary Companies ended on	31-3-2005	31-3-2005	31-3-2005	31-3-2005	31-3-2005	31-3-2005	31-3-2005	31-3-2005
2	Date from which they became Subsidiary Companies	30-12-1988	7-10-1999	13-5-2000	28-12-2001	2-1-2002	19-3-2003	2-5-2000	14-12-2004
3 a.	Number of shares held by Reliance Industries Ltd. with its nominees in the subsidiaries at the end of the financial year of the Subsidiary Companies	14,75,04,400 Equity Shares of the face value of Rs.10 each fully paid-up	20,20,000 Equity Shares of the face value of Rs.10 each fully paid-up	20,20,000 Equity Shares of the face value of Rs.10 each fully paid-up	20,20,200 Equity Shares of the face value of Rs.10 each fully paid-up	45,000 Equity Shares of the face value of Rs.10 each fully paid-up	50,000 Equity Shares of the face value of Rs.10 each fully paid-up	NIL	2,00,000 Equity Shares of the face value of Reais 1 each fully paid-up
b.	Extent of Interest of holding Company at the end of the financial year of the Subsidiary Companies	100%	100%	100%	100%	90%	100%	90%	100%
4	The net aggregate amount of the Subsidiary Companies Profit / (Loss) so far as it concerns the members of the Holding Company								
a.	Not dealt with in the Holding Company's accounts:								
	i) For the financial year ended 31st March, 2005	Rs. 5702.29 Lakhs	Rs. 2.24 Lakhs	Rs. 3170.90 Lakhs	(Rs. 0.40 Lakhs)	Rs. 0.04 Lakhs	Not Applicable	(US $ 2284) (Rs. 1 Lakh)	Reais 16498 Rs. 2.69 Lakhs
	ii) For the previous Financial years of the Subsidiary Companies since they became the Holding Company's subsidiaries	Rs. 16157.33 Lakhs	(Rs. 243.11 Lakhs)	Rs. 4785.46 Lakhs	(Rs. 0.34 Lakhs)	(Rs. 0.08 Lakhs)	Not Applicable	(US $ 3552287) (Rs. 1553.95 Lakhs)	Not Applicable
b.	Dealt with in Holding Company's accounts:								
	i) For the financial year ended 31st March, 2005	NIL	NIL	NIL	NIL	NIL	Not Applicable	NIL	Not Applicable
	ii) For the previous Financial years of the Subsidiary Companies since they became the Holding Company's subsidiaries	Rs. 2673.89 Lakhs	NIL	NIL	NIL	NIL	Not Applicable	NIL	Not Applicable

Figures in bracket represent losses.

For and on behalf of the Board

M. D. Ambani - Chairman & Managing Director

N. R. Meswani
H.R. Meswani
H. S. Kohli } Executive Directors

R. H. Ambani
M. L. Bhakta
Y. P. Trivedi
Dr. D. V. Kapur
M. P. Modi
S. Venkitaramanan } Directors

Mumbai
April 27, 2005

V. M. Ambani - Company Secretary

Details of Subsidiary Companies

(Rs. in crore)

Name of Subsidiary Company	Reliance Industrial Investments & Holdings Limited	Reliance Ventures Limited	Reliance Power Ventures Limited	Reliance Strategic Investments Limited	Reliance LNG Limited	Gas Transportation and Infrastructure Company Limited	Reliance Technologies LLC.	Reliance Do Brasil Industria E Commercio De Portudos Texteis, Quimicos, Petroquimicos E Derivados Ltda (Reliance Brazil LLC.)
1 Capital	147.50	2.12	2.02	2.02	0.05	0.05	17.74	0.91
							$ 4,055,555	Reais 556,400
2 Reserves	220.10	7.49	79.57	-	-	(0.02)	(17.28)	0.03
							$ (3,949,524)	Reais 17,867
3 Total Assets	1,875.36	4,416.48	2,600.90	6.47	0.05	40.08	0.47	0.94
							$ 107,106	Reais 574,267
4 Total Liabilities	1,875.36	4,416.48	2,600.90	6.47	0.05	40.08	0.47	0.94
							$ 107,106	Reais 574,267
5 Investments	1,874.03	1,414.63	2,600.94	2.02	-	-	-	-
							$ 1	
6 Turnover / Total Income	61.68	0.04	31.79	-	-	-	-	0.04
							$ 1,063	Reais 22,654
7 Profit before taxation	57.02	0.02	31.77	-	-	-	(0.01)	0.04
							$ (2,538)	Reais 21,708
8 Provision for Taxation	-	-	0.07	-	-	-	-	0.01
								Reais 5,210
9 Profit after Taxation	57.02	0.02	31.70	-	-	-	(0.01)	0.03
							$ (2,538)	Reais 16,498
10 Proposed Dividend	-	-	-	-	-	-	-	-

Exchange Rate as on 31.03.2005 : 1 US$ = Rs. 43.745, 1 Reais = Rs. 16.3288

Notes:

1. The Company owns 100% interest in all its major Subsidiaries.
2. The Company's significant transactions with its Subsidiaries relate to investments made and loans and advances given for strategic investments in associates.
3. During the year the rate of interest has been reduced to zero percent in case of Optionally convertible debentures of Rs. 279.90 crore in 100% Subsidiary Reliance Industrial Investments and Holdings Limited.
4. Company's investments, loans and advances to Subsidiaries as on 31st March 2005 aggregate to Rs. 8,589.75 crore.
5. The Company's investments, loans and advances to Subsidiaries and the internal accruals of Subsidiaries are deployed directly / indirectly by the Subsidiaries as follows:

	Rs in crore
Investments in Reliance Energy Limited	2,815.83
Loans to Reliance Petroinvestments Limited for investment in Indian Petrochemicals Corporation Limited	2,579.09
Interest in Petroleum Trust (Holding equity shares of Reliance Industries Limited issued to it pursuant to amalgamation of erstwhile Reliance Petroleum Limited into Reliance Industries Limited in 2001-02)	1,654.96
Zero Coupon Optionally Convertible Debentures of Reliance Polyolefins Private Limited	401.39
Zero Coupon Optionally Convertible Debentures of Reliance Chemicals Private Limited	305.80
Zero Coupon Optionally Convertible Debentures of Reliance Aromatics and Petrochemicals Private Limited	323.97
Zero Coupon Optionally Convertible Debentures of Reliance Energy and Project Development Private Limited	323.96
Investment in Reliance Telecom Limited	52.59
Other investments	13.12
Other assets	470.04
Total Assets	**8,940.75**

6. Please also refer Note 13 of Schedule 'O' of the notes to accounts.

Consolidated Financial Statements and Notes

Auditors' Report on Consolidated Financial Statements

TO THE BOARD OF DIRECTORS
RELIANCE INDUSTRIES LIMITED

We have examined the attached Consolidated Balance Sheet of Reliance Industries Limited ("the Company") and its subsidiaries as at 31st March, 2005, and the Consolidated Profit and Loss Account for the year then ended annexed thereto and the Consolidated Cash Flow Statement for the year ended on that date. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of certain subsidiaries, whose financial statements reflect total assets (net) of Rs. 1.42 crore as at 31st March, 2005 and total revenues of Rs. 546.62 crore for the year then ended. We also did not audit the financial statements of certain associates, in which the share of profit of the

Company is Rs. 1.35 crore. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of these subsidiaries/associates, is based solely on the report of the other auditors.

We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of the Company and its subsidiaries included in the consolidated financial statements.

On the basis of the information and explanations given to us and on the consideration of the separate audit reports on individual audited financial statements of the Company and its subsidiaries, we are of the opinion that the said consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the Consolidated Balance Sheet, of the consolidated state of affairs of the Company and its subsidiaries as at 31st March, 2005;

(b) in the case of the Consolidated Profit and Loss Account, of the consolidated results of operations of the Company and its subsidiaries for the year then ended and

(c) in the case of the Consolidated Cash Flow Statement, of the consolidated cash flows of the Company and its subsidiaries for the year then ended.

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner
Membership No. : 5611

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner
Membership No. : 7586

Mumbai
April 27, 2005

Consolidated Balance Sheet as at 31st March, 2005

(Rs. in crore)

	Schedule	As at 31st March, 2005		As at 31st March, 2004	
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	'A'	1,393.09		1,395.95	
Reserves and Surplus	'B'	39,700.58		33,621.60	
			41,093.67		35,017.55
Minority Interest			0.05		0.16
Loan Funds					
Secured Loans	'C'	8,005.40		11,479.18	
Unsecured Loans	'D'	10,811.69		9,537.59	
			18,817.09		21,016.77
Deferred Tax Liability			4,266.82		3,474.84
TOTAL			64,177.63		59,509.32
APPLICATION OF FUNDS					
Fixed Assets	'E'				
Gross Block		55,127.49		53,573.85	
Less: Depreciation		24,873.37		21,717.95	
Net Block		30,254.12		31,855.90	
Capital Work -in -Progress		4,870.57		3,388.19	
			35,124.69		35,244.09
Investments					
In Associates		16,533.77		15,047.39	
In Others		6,550.20		3,381.36	
			23,083.97		18,428.75
Current Assets, Loans and Advances					
Current Assets	'F'				
Inventories		7,412.88		7,231.22	
Sundry Debtors		3,927.81		3,271.56	
Cash and Bank Balances		3,610.72		270.88	
Other Current Assets		1,453.31		728.22	
		16,404.72		11,501.88	
Loans and Advances	'G'	6,697.21		7,449.02	
		23,101.93		18,950.90	
Less: **Current Liabilities and Provisions**	'H'				
Current Liabilities		13,286.46		10,444.72	
Provisions		3,846.52		2,671.09	
		17,132.98		13,115.81	
Net Current Assets			5,968.95		5,835.09
Miscellaneous Expenditure [to the extent not written off or adjusted]			0.02		1.39
TOTAL			64,177.63		59,509.32
Significant Accounting Policies	'M'				
Notes on Accounts	'N'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
April 27, 2005

For and on behalf of the Board

M. D. Ambani - Chairman & Managing Director

N. R. Meswani
H.R. Meswani
H. S. Kohli
} Executive Directors

R. H. Ambani
M. L. Bhakta
Y. P. Trivedi
Dr. D. V. Kapur
M. P. Modi
S. Venkitaramanan
} Directors

V. M. Ambani - Company Secretary

Consolidated Profit and Loss Account for the year ended 31st March, 2005

(Rs. in crore)

	Schedule	2004-05		2003-04	
INCOME					
Turnover		73,710.46		56,470.84	
Less: Excise Duty Recovered on Sales		7,112.80		4,445.50	
Net Turnover			66,597.66		52,025.34
Other Income (including Share in Associates)	'I'		1,499.70		1,156.80
Variation in Stocks	'J'		(524.35)		(605.41)
			67,573.01		52,576.73
EXPENDITURE					
Purchases			2,356.55		2,419.81
Manufacturing and Other Expenses	'K'		50,920.21		39,156.37
Interest	'L'		1,474.07		1,439.67
Depreciation		3,788.43		3,335.18	
Less : Transferred from General Reserve		61.07		84.37	
[Refer Note 7, Schedule 'N']			3,727.36		3,250.81
			58,478.19		46,266.66
Profit Before Tax and Extra Ordinary Expenditure			9,094.82		6,310.07
Add:Profit on sale of subsidiaries on Consolidation			30.63		-
Profit Before Tax			9,125.45		6,310.07
Provision for Current Tax			705.22		351.06
Provision for Deferred Tax			792.00		790.02
Profit after Tax (before adjustment for Minority Interest)			7,628.23		5,168.99
Add: Share of Loss transferred to Minority			-		-
Profit after Tax (after adjustment for Minority Interest)			7,628.23		5,168.99
Add:Balance brought forward from Previous year			5,773.64		3,470.41
Exchange Difference on account of opening Reserves			-		3.95
Dividend adjustment on consolidation			54.95		52.33
Reserve Adjustment on sale of subsidiaries			(6.52)		-
Taxation Reserve Written Back			-		10.00
Taxation for Earlier Years			0.32		(23.03)
Debenture Redemption Reserve Written Back			-		850.00
Investment Allowance (utilised) Reserve Written Back			-		76.63
Amount Available for Appropriations			13,450.62		9,609.28
APPROPRIATIONS					
Debenture Redemption Reserve		1.33		1.33	
Statutory Resereve		6.34		9.57	
General Reserve		3,000.00		3,000.00	
Proposed Dividend on Equity Shares		1,045.13		733.10	
Tax on Dividend		146.58		91.64	
Tax on Dividend for earlier years		4.17		-	
			4,203.55		3,835.64
Balance Carried to Balance Sheet			9,247.07		5,773.64
Basic and Diluted Earning per Share of Rs 10 each (in Rupees) [Ref. Note 12, Schedule 'N']			54.65		36.85
Significant Accounting Policies	'M'				
Notes on Accounts	'N'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
April 27, 2005

For and on behalf of the Board

M. D. Ambani - Chairman & Managing Director

N. R. Meswani
H.R. Meswani
H. S. Kohli
} Executive Directors

R. H. Ambani
M. L. Bhakta
Y. P. Trivedi
Dr. D. V. Kapur
M. P. Modi
S. Venkitaramanan
} Directors

V. M. Ambani - Company Secretary

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'A'

(Rs. in crore)

SHARE CAPITAL			As at 31st March, 2005		As at 31st March, 2004
Authorised:					
250 00 00 000 (250 00 00 000)	Equity Shares of Rs. 10 each		2,500.00		2,500.00
50 00 00 000 (50 00 00 000)	Preference Shares of Rs. 10 each		500.00		500.00
			3,000.00		3,000.00
Issued, Subscribed and Paid up:					
139 35 08 041	Equity Shares of Rs. 10 each fully paid up	1,393.51		1,396.38	
(139 63 77 536)	Less: Calls in arrears - by others	0.42		0.43	
			1,393.09		1,395.95
	TOTAL		1,393.09		1,395.95

1. Of the above Equity Shares:

   (a) 48 17 70 552 (48 17 70 552) Shares out of the issued and subscribed share capital before the buyback of shares were allotted as Bonus Shares by capitalisation of Share Premium and Reserves.

   (b) 52 31 98 799 (52 31 98 799) Shares out of the issued and subscribed share capital before the buyback of shares were allotted pursuant to Schemes of Amalgamation without payments being received in cash and includes 10,46,60,154 shares allotted to Petroleum Trust, the sole beneficiary of which is Reliance Industrial and Investments Holdings Limited, a wholly owned subsidiary of the Company.

   (c) 33 04 27 345 (33 04 27 345) Shares out of the issued and subscribed share capital before the buyback of shares were allotted on conversion / surrender of Debentures and Bonds, conversion of Term Loans, exercise of warrants against Global Depository Shares (GDS) and reissue of forfeited equity shares.

2. During the financial year, the Company bought back and extinguished 28,69,495 equity shares.

3. The Company has reserved issuance of 526,87,851 Equity Shares of Rs. 10 each for offering to employees under Employees Stock Option Scheme (ESOP).

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'B'

RESERVES AND SURPLUS

(Rs. in crore)

	As at 31st March, 2005		As at 31st March, 2004	
Revaluation Reserve				
As per last Balance Sheet	2,733.53		2,735.81	
Less: Deduction on retirement of Revalued Assets	3.65		2.28	
		2,729.88		2,733.53
Capital Reserve				
As per last Balance Sheet		291.28		291.28
Capital Redemption Reserve				
As per last Balance Sheet	885.07		885.07	
Add: Transferred from Profit and Loss Account	2.87		-	
		887.94		885.07
Securities Premium Account				
As per last Balance Sheet	15,825.07		15,973.02	
Less: Premium on Buyback of Equity Shares	146.74		-	
Less: Premium on Redemption of Debentures/Bonds	210.67		147.95	
	15,467.66		15,825.07	
Less: Calls in arrears - by others	2.25		2.31	
		15,465.41		15,822.76
Debentures Redemption Reserve				
As per last Balance Sheet	557.99		1,406.66	
Add: Transferred from / (to) Profit and Loss Account	1.33		(848.67)	
		559.32		557.99
Investment Allowance (Utilised) Reserve				
As per last Balance Sheet	-		76.63	
Less: Transferred to Profit and Loss Account	-		76.63	
		-		-
Taxation Reserve				
As per last Balance Sheet	-		10.00	
Less: Transferred to Profit and Loss Account	-		10.00	
		-		-
Statutory Reserve				
As per last Balance Sheet	9.57		-	
Add: Transferred from Profit and Loss Account	6.34		9.57	
		15.91		9.57
General Reserve				
As per last Balance Sheet	7,185.73		4,270.10	
Less: Transferred to Capital Redemption Reserve on Buyback of Equity Shares	2.87		-	
Less: Transferred to Profit and Loss Account* [Refer Note 7, Schedule 'N']	61.07		84.37	
	7,121.79		4,185.73	
Add: Transferred from Profit and Loss Account	3,000.00		3,000.00	
		10,121.79		7,185.73
Share in Reserves of Associates				
Revaluation Reserves :				
As per last Balance Sheet	318.33		9.71	
Additions during the year	19.95		308.62	
	338.28		318.33	
Capital Reserves :				
As per last Balance Sheet	43.70		13.65	
Additions during the year	-		30.05	
	43.70		43.70	
		381.98		362.03
Profit and Loss Account		9,247.07		5,773.64
TOTAL		39,700.58		33,621.60

* Cumulative amount transferred on account of Depreciation on Revaluation Rs. 2563.43 crore (Previous Year Rs. 2,502.36 crore).

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'C' (Rs. in crore)

SECURED LOANS

	As at 31st March, 2005		As at 31st March, 2004	
A. DEBENTURES				
1. Non Convertible Debentures	7,074.75		9,308.58	
2. Deep Discount Debentures	37.20		637.20	
Less: Unamortised Discounts	4.70		20.95	
	32.50		616.25	
		7,107.25		9,924.83
B. WORKING CAPITAL LOANS				
From Banks				
Rupee Loans		898.15		1,554.35
TOTAL		8,005.40		11,479.18

1. (a) Debentures referred to in A(1) above to the extent of Rs. 3595.00 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties situated at Hazira, District Surat in the State of Gujarat and at Patalganga, District Raigad in the State of Maharashtra.

   (b) Debentures referred to in A(1) above to the extent of Rs. 566.25 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties situated at Patalganga, District Raigad in the State of Maharashtra and on the properties of petrochemicals complex situated at Jamnagar, in the State of Gujarat and on the movable properties situated at Hazira, District Surat, in the State of Gujarat.

   (c) Debentures referred to in A(1) above to the extent of Rs. 2913.50 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties, both present and future, excluding book debts, office premises and certain other properties specifically excluded of the Refinery Division of the Company.

   (d) Debentures referred to in A(2) above to the extent of Rs.37.20 crore are secured by way of a second and subservient charge of companies immovable property situated in Mumbai and by way of pledge of securities.

   (e) Debentures referred to in A above are redeemable at par, in one or more instalments, on various dates with the earliest redemption being on 15th June, 2005 and the last being on 24th November, 2018. The debentures are redeemable as follows: Rs. 933.60 crore in financial year 2005-06, Rs.1021.40 crore in financial year 2006-07, Rs.1143.65 crore in financial year 2007-08, Rs. 976 crore in financial year 2008-09, Rs.742.30 crore in financial year 2009-10, Rs.175 crore in financial year 2010-11, Rs.250 crore in financial year 2011-12, Rs.570 crore in financial year 2012-13, Rs.383.33 crore in financial year 2013-14, Rs.383.34 crore in financial year 2014-15, Rs.133.33 crore in financial year 2015-16, Rs.133.33 crore in financial year 2016-17, Rs.133.33 crore in financial year 2017-18 and Rs.133.34 crore in financial year 2018-19.

2. Working Capital Loans from Banks referred to in B above are secured by hypothecation of present and future stock of raw materials, stock-in-process, finished goods, stores and spares, book debts, outstanding monies, receivable claims, etc. save and except receivable of Oil and Gas Division.

SCHEDULE 'D' (Rs. in crore)

UNSECURED LOANS

	As at 31st March, 2005		As at 31st March, 2004	
A. Long Term				
i) From Banks	6,459.40		4,064.12	
ii) From Others	1,809.73		1,796.83	
		8,269.13		5,860.95
B. Short Term				
i) From Banks	886.06		3,676.49	
ii) From Others	1,656.50		0.15	
		2,542.56		3,676.64
TOTAL		10,811.69		9,537.59

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'E'

FIXED ASSETS

(Rs. in crore)

Description	Gross Block				Depreciation		Net Block	
	As at 01-04-2004	Additions	Deductions / Adjustments	**As at 31-03-2005**	For the Year	**Upto 31-03-2005**	**As at 31-03-2005**	As at 31-03-2004
OWN ASSETS :								
Leasehold Land	58.42	15.82	-	**74.24**	0.71	**5.95**	**68.29**	53.17
Freehold Land	266.17	100.88	0.02	**367.03**	-	-	**367.03**	266.17
Buildings	2,844.39	354.65	18.41	**3,180.63**	124.54	**847.58**	**2,333.05**	2,118.50
Plant & Machinery	45,229.57	3,054.24	2,095.13	**46,188.68**	3,260.95	**21,506.62**	**24,682.06**	26,414.10
Electrical Installations	950.53	40.08	0.20	**990.41**	56.91	**518.36**	**472.05**	488.99
Equipments	852.18	50.18	2.19	**900.17**	54.00	**313.01**	**587.16**	592.26
Furniture & Fixtures	230.45	77.23	2.66	**305.02**	23.35	**138.04**	**166.98**	113.74
Vehicles	143.23	31.03	24.56	**149.70**	22.42	**80.05**	**69.65**	74.25
Ships	260.84	0.04	1.50	**259.38**	8.86	**184.72**	**74.66**	84.98
Aircrafts & Helicopters	229.75	40.39	182.83	**87.31**	20.21	**48.71**	**38.60**	170.77
Jetties	646.97	-	-	**646.97**	41.34	**271.01**	**375.96**	417.30
Sub-Total	**51,712.50**	**3,764.54**	**2,327.50**	**53,149.54**	**3,613.29***	**23,914.05**	**29,235.49**	**30,794.23**
LEASED ASSETS :								
Plant & Machinery	15.49	-	15.49	-	3.88	-	-	3.88
Ships	9.98	-	-	**9.98**	2.00	**7.65**	**2.33**	4.33
Sub-Total	**25.47**	-	**15.49**	**9.98**	**5.88**	**7.65**	**2.33**	**8.21**
INTANGIBLE ASSETS :								
Technical Know how fees**	1,741.88	8.23	-	**1,750.11**	106.90	**839.93**	**910.18**	1,008.85
Software**	94.00	123.86	-	**217.86**	62.36	**111.74**	**106.12**	44.61
Sub-Total	**1,835.88**	**132.09**	-	**1,967.97**	**169.26**	**951.67**	**1,016.30**	**1,053.46**
Total	**53,573.85**	**3,896.63**	**2,342.99**	**55,127.49**	**3,788.43**	**24,873.37**	**30,254.12**	**31,855.90**
Previous Year	50,597.87	3,076.22	100.24	**53,573.85**	3,335.18	**21,717.95**	**31,855.90**	
Capital Work-in-Progress							**4,870.57**	**3,388.19**

a) Leasehold Land includes Rs. 0.11 crore (Previous Year Rs. 0.21 crore) in respect of which lease-deeds are pending execution.

b) Buildings include :

i) Cost of shares in Co-operative Societies Rs. 0.01 crore (Previous Year Rs. 0.01 crore).

ii) Rs. 93.20 crore (Previous Year Rs. 93.20 crore) incurred towards purchase / acquisition of 1,94,819 Equity shares of Re. 1 each of M/s. Mature Trading and Investments Private Limited with a right of occupancy of certain area of a commercial premises.

c) Capital work-in-progress includes :

i) Rs. 226.17 crore on account of pre-operative expenses (Previous Year Rs. 113.00 crore).

ii) Rs. 426.40 crore on account of cost of construction materials at site (Previous Year Rs. 271.82 crore).

iii) Rs. 851.44 crore on account of advance against capital expenditure (Previous Year Rs.1,170.91 crore).

d) Additions / Deletions and Capital work-in-progress is net of Rs. 54.37 crore on account of exchange difference during the year (Previous Year Rs. 12.98 crore).

e) The Ownership of Jetties vests with Gujarat Maritime Board. However, under an agreement with Gujarat Maritime Board, the Company has been permitted to use the same at a concessional rate.

f) Gross Block includes amount added on revaluation of plant & machinery as at 01.04.1997.

* Refer to Note 7, Schedule 'N'

** Other than internally generated

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'F'

CURRENT ASSETS	As at 31st March, 2005		As at 31st March, 2004 (Rs. in crore)	
INVENTORIES				
Stores, Chemicals and Packing Materials	**679.45**		839.97	
Raw Materials	**3,748.36**		2,881.83	
Stock-in-Process	**971.45**		752.38	
Finished Goods / Traded Goods	**2,013.62**		2,757.04	
		7,412.88		7,231.22
SUNDRY DEBTORS (Unsecured and Considered Good) #				
Over six months	**42.18**		10.59	
Others	**3,885.63**		3,260.97	
		3,927.81		3,271.56
CASH AND BANK BALANCES				
Cash on hand	**2.54**		2.44	
Balance with Banks				
In Current Accounts :				
with Scheduled Banks	**382.55**		206.20	
with Others	**0.36**		0.75	
In Fixed Deposit Accounts :				
with Scheduled Banks*	**3,224.32**		15.51	
with Others	**0.95**		45.98	
		3,610.72		270.88
OTHER CURRENT ASSETS				
Interest Accrued On Investments @	**793.30**		593.19	
Premium Accrued on Investments in Preference Shares $	**660.01**		135.03	
		1,453.31		728.22
TOTAL		**16,404.72**		11,501.88

Sundry Debtors include Rs. 5.28 crore (Previous Year Rs. 3.43 crore) from Reliance Energy Limited, a company under the same management

* The Company has placed Fixed Deposits amounting to Rs. 35.00 crore (Previous Year Rs NIL) under lien as security for buy back of shares.

@ Interest Accrued on Investments includes Rs. 753.36 crore (Previous Year Rs. 546.00 crore) after elimination of inter company profit of Rs 186.02 crore (Previous Year Rs 186.02 crore) accrued on Deep Discount Bonds issued by Reliance Communications Infrastructure Limited, a company under the same management.

$ Premium accrued on Investments in Preference Shares after elimination of inter company profit of Rs 448.26 crore (Previous Year Rs 62.55 crore) represents receivables on investments in Preference Shares of Reliance Infocomm Limited, a company under the same management

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'G'

(Rs. in crore)

LOANS AND ADVANCES	**As at 31st March, 2005**		As at 31st March, 2004	
UNSECURED - (Considered Good Unless Otherwise Stated)				
Advances recoverable in cash or in kind or for value to be received	**4,404.17**		5,067.83	
Less: Considered Doubtful	**69.88**		-	
		4,334.29		5,067.83
Deposits		**1,846.17**		2,003.59
Balance with Customs, Central Excise Authorities, etc.		**516.75**		377.60
TOTAL		**6,697.21**		7,449.02

Advances include Rs. 34.70 crore (Previous Year Rs. 37.60 crore) receivable from Reliance Communications Infrastructure Limited (Maximum Amount outstanding at any time during the year Rs. 37.60 crore) and Rs. 13.46 crore (Previous Year Rs. 14.57 crore) receivable from Reliance Infocomm Limited (Maximum amount outstanding at any time during the year Rs. 14.57 crore), companies under the same management, towards net investment in finance leases given.

SCHEDULE 'H'

(Rs. in crore)

CURRENT LIABILITIES AND PROVISIONS	**As at 31st March, 2005**		As at 31st March, 2004	
CURRENT LIABILITIES				
Sundry Creditors - Small Scale Industries	**4.48**		3.10	
- Others *	**12,832.02**		9,978.74	
Liability for Leased Assets	**2.74**		6.81	
Unpaid Dividend #	**51.84**		49.73	
Unpaid Matured debentures #	**28.40**		39.53	
Unpaid Call Money #	**0.03**		0.03	
Interest accrued on above #	**0.54**		1.02	
Interest accrued but not due on Loans	**366.41**		365.76	
		13,286.46		10,444.72
PROVISIONS				
Provision for Wealth Tax	**12.65**		37.16	
Provision for Income Tax	**703.92**		351.32	
Provision for Leave encashment/ Superannuation/ Gratuity	**174.60**		111.30	
Other Provisions	**1,763.64**		1,346.57	
Proposed Dividend	**1,045.13**		733.10	
Tax on Dividend	**146.58**		91.64	
		3,846.52		2,671.09
TOTAL		**17,132.98**		13,115.81

* Includes for capital expenditure Rs. 274.79 crore (Previous year Rs. 676.45 crore).

These figures do not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except Rs. 1.17 crore which is held in abeyance due to legal cases pending.

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE 'I'

OTHER INCOME		2004-05		(Rs. in crore) 2003-04
Dividend :				
From Long Term Investments		-		4.54
Interest Received :				
From Current Investments	58.10		144.79	
From Long Term Investments	207.54		253.84	
From Others	103.60		262.34	
[Tax Deducted at Source Rs. 12.05 crore (Previous Year Rs. 36.75 crore)]		369.24		660.97
Premium on Investments in Preference Shares		910.76		197.58
Profit on Sale of Long Term Investments	15.99		8.27	
Profit on Sale of Current Investments	31.18		98.95	
		47.17		107.22
Profit on Sale of Fixed Assets		17.82		1.49
Miscellaneous Income		85.08		126.92
Share in Associates	455.34		189.63	
Less: Elimination of Inter company Profits*	385.71		131.55	
		69.63		58.08
TOTAL		1,499.70		1,156.80

*Includes elimination on account of Premium on Investments in Preference Shares of Reliance Infocomm Limited of Rs. 385.71 crore (Previous Year Rs. 62.55 crore) and interest on Deep Discount Bonds of Reliance Communications Infrastructure Limited of Rs. NIL (Previous Year Rs. 69.00 crore)

SCHEDULE 'J'

VARIATION IN STOCKS		2004-05		(Rs. in crore) 2003-04
STOCK-IN-TRADE (at close)				
Finished Goods/Traded Goods	2,013.62		2,757.04	
Stock-in-process	971.45		752.38	
		2,985.07		3,509.42
STOCK-IN-TRADE (at commencement)				
Finished Goods/ Traded Goods	2,757.04		3,175.28	
Stock-in-process	752.38		939.55	
		3,509.42		4,114.83
TOTAL		(524.35)		(605.41)

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE 'K'				(Rs. in crore)
MANUFACTURING AND OTHER EXPENSES		2004-05		2003-04
RAW MATERIAL CONSUMED		**43,575.32**		32,503.11
MANUFACTURING EXPENSES				
Stores, Chemicals and Packing Materials	**1,486.17**		1,263.37	
Electric Power, Fuel and Water	**907.94**		725.54	
Machinery Repairs	**177.14**		155.82	
Building Repairs	**65.23**		68.26	
Labour, Processing and Machinery Hire Charges	**651.84**		167.58	
Excise Duty	**132.47**		(48.10)	
Lease Rent	**17.88**		8.68	
Exchange Differences (Net)	**(151.29)**		(265.96)	
		3,287.38		2,075.19
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES (including Managerial Remuneration)				
Salaries, Wages and Bonus	**626.29**		638.67	
Contribution to Provident Fund, Gratuity Fund, Superannuation Fund, Employee's State Insurance Scheme, Pension Scheme, Labour Welfare Fund etc.	**121.70**		70.54	
Employee's Welfare and other amenities	**109.60**		97.16	
		857.59		806.37
SALES AND DISTRIBUTION EXPENSES				
Samples, Sales Promotion and Advertisement Expenses	**116.75**		220.64	
Brokerage, Discount and Commission	**245.89**		315.67	
Warehousing and Distribution Expenses	**1,009.78**		922.74	
Sales Tax including defeased / Service Tax	**454.72**		802.80	
Bad debts written off	-		113.23	
Less: Provision for Doubtful Debts Written back	-		(113.23)	
		1,827.14		2,261.85
ESTABLISHMENT EXPENSES				
Insurance	**217.48**		234.37	
Rent	**181.26**		207.38	
Rates & Taxes	**212.71**		181.82	
Other Repairs	**81.77**		83.18	
Travelling Expenses	**74.05**		104.09	
Payment to Auditors	**4.60**		4.75	
Professional Fees	**197.96**		210.27	
Loss on Sale of Discarded Assets	**26.74**		14.09	
General Expenses*	**339.65**		452.98	
Wealth Tax	**8.00**		7.00	
Charity and Donations	**38.31**		36.44	
		1,382.53		1,536.37
		50,929.96		39,182.89
Less : Preoperative Expenses of Projects Under Commissioning (Net)		**9.75**		26.52
TOTAL		**50,920.21**		39,156.37

* Includes investments written off Rs. 2.94 crore (Previous Year Rs. NIL) and Provision for Doubtful Claims of Rs. 69.88 crore (Previous Year Rs. NIL).

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE 'L'

(Rs. in crore)

INTEREST	2004-05	2003-04
Debentures	820.86	1,126.79
Fixed Loans	210.74	118.90
Others	442.47	193.98
TOTAL	1,474.07	1,439.67

SCHEDULE 'M'

SIGNIFICANT ACCOUNTING POLICIES TO THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

1. **Principles of consolidation**

   The consolidated financial statements relate to Reliance Industries Limited ('the Company') and its subsidiary companies. The consolidated financial statements have been prepared on the following basis:

   a) The financial statements of the Company and its subsidiary companies are combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating intra-group balances and intra-group transactions resulting in unrealised profits or losses in accordance with Accounting Standard (AS) 21 - "Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India.

   b) In case of foreign subsidiaries, revenue items are consolidated at the average rate prevailing during the year. All assets and liabilities are converted at rates prevailing at the end of the year. Any exchange difference arising on consolidation is recognised in the profit and loss account except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

   c) The difference between the cost of investment in the subsidiaries, over the net assets at the time of acquisition of shares in the subsidiaries is recognised in the financial statements as Goodwill or Capital Reserve as the case may be.

   d) The difference between the proceeds from disposal of investment in a subsidiary and the carrying amount of its assets less liabilities as of the date of disposal is recognised in the consolidated statement of Profit and Loss account as the profit or loss on disposal of investment in subsidiary.

   e) Minority Interest's share of net profit of consolidated subsidiaries for the year is identified and adjusted against the income of the group in order to arrive at the net income attributable to shareholders of the company.

   f) Minority Interest's share of net assets of consolidated subsidiaries is identified and presented in the consolidated balance sheet separate from liabilities and the equity of the company's shareholders.

   g) In case of associates where the company directly or indirectly through subsidiaries holds more than 20% of equity, Investments in associates are accounted for using equity method in accordance with Accounting Standard (AS) 23 -"Accounting for investments in associates in consolidated financial statements" issued by the Institute of Chartered Accountants of India.

   h) The Company accounts for its share in the change in the net assets of the associates, post acquisition, after eliminating unrealised profits and losses resulting from transactions between the Company and its associates to the extent of its share, through its profit and loss account to the extent such change is attributable to the associates' profit and loss account and through its reserves for the balance, based on available information.

   i) The difference between the cost of investment in the associates and the share of net assets at the time of acquisition of shares in the associates is identified in the financial statements as Goodwill or Capital Reserve as the case may be.

   j) As far as possible, the consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances and are presented in the same manner as the Company's separate financial statements.

2. Investments other than in subsidiaries and associates have been accounted as per Accounting Standard 13 (AS) 13 on "Accounting for Investments".

3. Other significant accounting policies

   These are set out under "Significant Accounting Policies" as given in the Unconsolidated Financial Statements of Reliance Industries Limited and its subsidiaries.

Notes on Consolidated Accounts

SCHEDULE 'N'

NOTES ON ACCOUNTS TO CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

1. The subsidiary companies considered in the consolidated financial statements are:

Name of the Subsidiaries	Country of incorporation	Proportion of ownership interest
Reliance Industrial Investments and Holdings Limited	India	100%
Reliance Power Ventures Limited	India	100%
Reliance Ventures Limited	India	100%
Reliance Strategic Investments Limited	India	100%
Reliance Technologies LLC.	U.S.A.	90%
Reliance LNG Limited	India	90%
Gas Transportation & Infrastructure Company Limited	India	100%
Reliance Do Brasil Industria E Comercio De Produtos Texteis, Quimicos, Petroquimicos E Derivados Ltda (Reliance Brazil LLC.)	Brazil	100%

The following subsidiaries were desubsidiarised during the year. The results of operations of these entities are included in the consolidated financial statements till the date of cessation of the subsidiary relationship.

Reliance Infocom B.V. and hence, its following subsidiaries:
Reliance Infocom Inc.
Reliance Communications Inc.
Reliance Communication International Inc.
Reliance Communication (Canada) Inc.
Reliance Netway Inc.
Reliance Communication (Hongkong) Limited
Reliance Communication (U.K.) Limited

2. The significant associate companies considered in the consolidated financial statements are

Name of the associate companies	Country of incorporation	Proportion of ownership interest
Reliance Capital Limited	India	47.20%
Reliance Industrial Infrastructure Limited	India	46.23%
Reliance Energy Limited *	India	43.68%
Reliance Communication Infrastructure Limited (and its subsidiaries including Reliance Infocomm Limited)	India	45.00%
Reliance Infocomm Limited	India	7.57%
Reliance Telecom Limited	India	35.60%
Reliance Life Insurance Company Limited	India	25.00%
Reliance General Insurance Company Limited	India	25.00%
Reliance Petroinvestments Limited (and its associates including Indian Petrochemical Corporation Limited)	India	50.00%
Rosche Trading Private Limited	India	50.00%
Reliance Europe Limited	U.K.	50.00%

* Accounting as per equity method is based on the information submitted by Reliance Energy Limited to the stock exchanges as per listing agreement.

3. The carrying amount of investments includes goodwill (net of Capital Reserve) arising on acquisition of Reliance Energy Limited of Rs. 384.28 crore (Previous Year Rs. Nil); Reliance Capital Limited of Rs. 118.51 crore (Previous Year Rs. 118.51 crore) and Reliance Communications Infrastructure Limited of Rs. 223.74 crore (Previous Year Rs. 223.74 crore).

4. As required by Accounting Standard (AS-23) on "Accounting for Investments in Associates in Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India, the carrying amount of investments in Associates at the beginning of the year have been restated by applying "Equity Method" of accounting from the date of acquisition of the associates and corresponding adjustment has been made to the retained earnings at the beginning of the year after eliminating unrealised profits, if any.

Notes on Consolidated Accounts

SCHEDULE 'N' (contd.)

5. The financial statement of Reliance Technologies LLC. have been prepared under US GAAP, Reliance Do Brasil Industria E Commercio De Portudos Texteis Quimicos, Petroquimicos E Derivados Ltda has been prepared under Brazilian accounting laws. The difference in accounting policies between the Company and its subsidiary is not material. Synergy Entrepreneur Solutions Private Limited, an associate of Reliance Communication Infrastructure Limited, is in process of evaluating extent of recoverability of the customer receivables amounting to Rs. 1,420.80 crore. On completion of evaluation, suitable accounting effect will be made.

6. Turnover includes Income from Services of Rs. 893.24 crore (Previous Year Rs. 1,421.84 crore). In view of clarification issued by the Institute of Chartered Accountants of India on 2nd April, 2005, Inter-Divisional Transfers which hitherto was considered as part of "Turnover and Inter divisional Transfers" is now not considered (Previous Year Rs 18,170.87 crore).

7. The Gross Block of Fixed Assets include Rs. 2,729.88 crore (Previous Year Rs. 2,733.53 crore) on account of revaluation of Fixed Assets carried out in the past. Consequent to the said revaluation there is an additional charge of depreciation of Rs.61.07 crore (Previous Year Rs. 84.37 crore) and an equivalent amount has been withdrawn from General Reserve and credited to the Profit and Loss Account.

8. Managerial Remuneration:

			(Rs in crore)
		2004-05	2003-04
i)	Salaries	**1.65**	1.65
ii)	Perquisites	**1.46**	1.47
Iii)	Commission	**51.59**	36.59
iv)	Leave salary / Encashment	**-**	0.56
v)	Contribution to provident fund and Superannuation fund	**0.40**	0.40
vi)	Provision for gratuity	**0.09**	0.29
		55.19	40.96

9. A sum of Rs. 2.86 crore (net debit) [Previous Year Rs. 2.18 crore (net debit)] is included under Establishment Expenses representing Net Prior Period Items.

10. Premium on forward exchange contracts to be recognised in the Profit and Loss Account of subsequent accounting period aggregate to Rs. 5.16 crore (Previous Year Rs. NIL)

11. The deferred tax liability as at 31st March, 2005 comprise of the following:

			(Rs. in crore)
		As at 31st March, 2005	As at 31st March, 2004
a.	Deferred Tax Liability		
	Related to fixed assets	**4,633.80**	3,811.43
b.	Deferred Tax Assets		
	Disallowance under the Income Tax Act, 1961	**366.98**	336.59
c.	Provision for deferred tax (Net)	**4,266.82**	3,474.84

12. **EARNINGS PER SHARE (EPS)**

		2004-05	2003-04
a)	Net Profit as per Profit and Loss Account (Rs. in crore)	**7,628.23**	5,168.99
b)	Less : Provision for taxation for earlier years (Rs. in crore)	**-**	23.03
c)	Net profit available for equity shareholder (Numerator used for calculation) (Rs. in crore)	**7,628.23**	5,145.96
d)	Weighted Average number of equity shares used as denominator for calculating EPS	**139,59,09,459**	139,63,77,536
e)	Basic and Diluted Earnings per share of Rs.10 each (Rs.) :	**54.65**	36.85

Notes on Consolidated Accounts

SCHEDULE 'N' (contd.)

13. **Segment Information:**

The Company has identified three reportable segments viz. Petrochemicals, Refining and Others. Segments have been identified and reported taking into account nature of products and services, the differing risks and returns and the internal business reporting systems. The accounting policies adopted for segment reporting are in line with the accounting policy of the company with following additional policies for segment reporting.

(a) Revenue and expenses have been identified to a segment on the basis of relationship to operating activities of the segment. Revenue and expenses which relate to enterprise as a whole and are not allocable to a segment on reasonable basis have been disclosed as "Unallocable".

(b) Segment assets and segment liabilities represent assets and liabilities in respective segments. Investments, tax related assets and other assets and liabilities that cannot be allocated to a segment on reasonable basis have been disclosed as "Unallocable".

(i) **Primary Segment Information :** (Rs. in crore)

	Particulars	Petrochemicals		Refining		Others		Unallocable		Sub-Total		Eliminations		Total	
		2004-2005	2003-2004	2004-2005	2003-2004	2004-2005	2003-2004	2004-2005	2003-2004	2004-2005	2003-2004	2004-2005	2003-2004	2004-2005	2003-2004
1	**Segment Revenue**														
	External Turnover	29,744.75	23,423.86	41,342.12	30,520.16	2,623.59	2,526.82	-	-	73,710.46	56,470.84	-	-	73,710.46	56,470.84
	Inter Segment Turnover	-	-	10,357.90	11,086.13	-	-	-	-	10,357.90	11,086.13	(10,357.90)	(11,086.13)	-	-
	Gross Turnover	29,744.75	23,423.86	51,700.02	41,606.29	2,623.59	2,526.82	-	-	84,068.36	67,556.97	(10,357.90)	(11,086.13)	73,710.46	56,470.84
	Less: Excise duty recovered	3,587.59	2,089.18	3,516.92	2,347.42	8.29	8.90	-	-	7,112.80	4,445.50	-	-	7,112.80	4,445.50
	Net Turnover	26,157.16	21,334.68	48,183.10	39,258.87	2,615.30	2,517.92	-	-	76,955.56	63,111.47	(10,357.90)	(11,086.13)	66,597.66	52,025.34
2	**Segment Result before Interest Extra ordinary items and Taxes**	3,762.46	3,368.44	5,520.66	3,499.67	1,191.77	588.96	(244.61)	(368.30)	10,230.28	7,088.77	-	-	10,230.28	7,088.77
	Less: Interest Expense	-	-	-	-	-	-	1,474.07	1,439.67	1,474.07	1,439.67	-	-	1,474.07	1,439.67
	Add: Interest Income	-	-	-	-	-	-	369.24	660.97	369.24	660.97	-	-	369.24	660.97
	Profit before Extra ordinary Items and Taxes	3,762.46	3,368.44	5,520.66	3.499.67	1,191.77	588.96	(1,349.44)	(1,147.00)	9,125.45	6.310.07	-	-	9.125.45	6,310.07
	Extraordinary Income														
	Profit Before Tax	3,762.46	3,368.44	5,520.66	3,499.67	1,191.77	588.96	(1,349.44)	(1,147.00)	9.125.45	6,310.07	-	-	9,125.45	6,310.07
	Current Tax	-	-	-	-	-	-	705.22	351.06	705.22	351.06	-	-	705.22	351.06
	Deferred Tax	-	-	-	-	-	-	792.00	790.02	792.00	790.02	-	-	792.00	790.02
	Net Profit after Tax	3,762.46	3,368.44	5,520.66	3,499.67	1,191.77	588.96	(2,846.66)	(2,288.08)	7,628.23	5,168.99	-	-	7,628.23	5,168.99
3	**Other Information**														
	Segment Assets	14,536.94	14,256.03	30,533.74	29,911.06	19,053.55	15,843.90	17,186.38	11,944.42	81,310.61	71,955.41	-	-	81,310.61	71,955.41
	Segment Liabilities	4,961.13	3,009.58	7,897.58	5,919.14	2,771.55	333.70	1,502.72	3,183.67	17,132.98	12,446.09	-	-	17,132.98	12,446.09
	Capital Expenditure	1,241.83	438.74	2,332.26	1,548.86	1,703.00	2,205.85	101.92	125.48	5,379.01	4,318.93	-	-	5,379.01	4,318.93
	Depreciation	1,447.66	1,490.41	1.574.89	1,501.80	607.38	173.15	97.43	85.45	3,727.36	3,250.81	-	-	3,727.36	3,250.81
	Non Cash Expenses other than depreciation	69.88	-	-	-	-	-	-	47.15	69.88	47.15	-	-	69.88	47.15

a) As per Accounting Standard on Segment Reporting (AS-17), issued by the Institute of Chartered Accountant of India, the Company has reported segments information on consolidated basis including businesses conducted through its subsidiaries.

b) The reportable Segments are further described below:

— The petrochemicals segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

— The refining segment includes production and marketing operations of the Petroleum refinery.

— The businesses, which were not reportable segments during the year, have been grouped under the "Others" segment. This mainly comprises of :

- Oil and Gas
- Textile
- Communication business conducted through subsidiaries and associate viz. Reliance Infocomm Inc., Reliance Infocomm B.V., RelianceTechnologies LLC., Reliance Communications Inc., Reliance Communications (U.K.) Limited, Reliance Communications International Inc., Reliance Communications (Canada) Inc., Reliance Netway Inc., Reliance Communications (Hongkong) Limited, Reliance Infocomm Limited and Reliance Communcations Infrastructure Limited
- Risk and Finance business conducted through Reliance Petroinvestments Limited, Reliance Capital Limited and Reliance General Inurance Company Limited.
- Power business conducted through Reliance Energy Limited.

Notes on Consolidated Accounts

SCHEDULE 'N' (contd.)

(ii) Secondary Segment Information:

(Rs. in crore)

	2004-05	2003-04
1. Segment Revenue – External Turnover		
- Within India	**48,904.40**	44,182.88
- Outside India	**24,806.06**	12,287.96
Total Revenue	**73,710.46**	56,470.84
2. Segment Assets		
- Within India	**78,383.61**	70,724.48
- Outside India	**2,927.00**	1,230.93
Total Assets	**81,310.61**	71,955.41
3. Segment Liability		
- Within India	**17,126.45**	12,265.39
- Outside India	**6.53**	180.70
Total Liability	**17,132.98**	12,446.09
4. Capital Expenditure		
- Within India	**5,356.87**	4,318.33
- Outside India	**22.14**	0.60
Total Expenditure	**5,379.01**	4,318.93

14. **PROJECT DEVELOPMENT EXPENDITURE**
(in respect of Projects upto 31st March, 2005, included under Capital work-in-progress)

(Rs. in crore)

	2004-2005		2003-2004	
Opening Balance		**113.00**		76.76
Add: Project Development Expenditure transferred from				
Profit and Loss Account	**9.75**		26.52	
Interest Capitalised	**296.69**	**306.44**	143.75	170.27
		419.44		247.03
Less: Project Development Expenses Capitalised during the year		**193.27**		134.03
Closing Balance		**226.17**		113.00

Notes on Consolidated Accounts

SCHEDULE 'N' (contd.)

15. **ADDITIONAL INFORMATION**

(Rs. in crore)

	As at 31st March, 2005	As at 31st March, 2004
(A) Estimated amount of contracts remaining to be executed on Capital accounts and not provided for:		
(i) In respect of joint ventures	**633.20**	39.99
(ii) In respect of others	**3,318.27**	1,748.70
(B) Uncalled liability on partly paid Shares	**0.41**	0.41
(C) Contingent Liabilities		
(i) Outstanding guarantees furnished to Banks and Financial Institutions including in respect of Letters of credit		
(a) In respect of joint ventures	-	-
(b) In respect of others	**2,003.57**	496.79
(ii) Guarantees to Banks and Financial Institutions against credit facilities extended to third parties		
(a) In respect of joint ventures	-	-
(b) In respect of others	**651.81**	243.33
(iii) Liability in respect of bills discounted with Banks		
(a) In respect of joint ventures	-	-
(b) In respect of others (including third party bills discounting)	**52.55**	588.87
(iv) Claims against the Company / disputed liabilities not acknowledged as debts		
(a) In respect of joint ventures	**195.05**	158.95
(b) In respect of others	**517.61**	400.77
(v) Performance Guarantees		
(a) In respect of joint ventures	-	35.79
(b) In respect of others	**208.82**	1,277.94
(vi) Sales tax deferral liability assigned	**5333.82**	5,036.31

(D) The Income-Tax assessments of the Company have been completed up to Assessment Year 2002-2003. The disputed demand outstanding up to the said Assessment Year is Rs. 193.58 crore. Based on the decisions of the Appellate authorities and the interpretations of other relevant provisions, the Company has been legally advised that the demand is likely to be either deleted or substantially reduced and accordingly no provision has been made.

SCHEDULE 'N' (contd.)

16. **Related Party Disclosures :**

(i) List of related parties with whom transactions have taken place and relationships:

Sr. No.	Name of the Related Party	Relationship
1	Reliance Life Insurance Company Limited	Associate Companies and Joint Ventures
2	Reliance General Insurance Company Limited	
3	Reliance Capital Limited	
4	Reliance Energy Limited	
5	Reliance Infocomm Limited	
6	Reliance Communications Infrastructure Limited	
7	Reliance Telecom Limited	
8	Reliance Industrial Infrastructure Limited	
9	Reliance Europe Limited	
10	Reliance Petroinvestments Limited	
11	Reliance Rubber and Chemicals Private Limited	
12	Indian Petrochemicals Corporation Limited	
13	Reliance Enterprises Limited (upto 11th January, 2005)	
14	Reliance Pharmaceuticals (India) Private Limited	
15	Reliance Nutraceuticals Private Limited	
16	Reliance Utilities and Power Limited	
17	Reliance Ports and Terminals Limited	
18	Unincorporated Oil and Gas Joint Ventures	
19	Rosche Trading Private Limited	
20	Shri Mukesh D. Ambani	Key Managerial Personnel
21	Shri Anil D. Ambani	
22	Shri Nikhil R. Meswani	
23	Shri Hital R. Meswani	
24	Shri H. S. Kohli	
25	Dhirubhai Ambani Foundation	Others
26	Jamnaben Hirachand Ambani Foundation	
27	Dhirubai Ambani Memorial Trust	
28	Hirachand Govardhandas Ambani Public Charitable Trust	
29	Dhirubhai Ambani Institute of Information and Communication Technology Trust	
30	Dhirubhai Ambani Institute of Information and Communication Technology, Gandhinagar	

Notes on Consolidated Accounts

SCHEDULE 'N' (contd.)

(ii) Transactions during the year with related parties :

(Rs. in crore)

Sr. No.	Nature of Transactions (Excluding reimbursements)	Associates	Key Managerial Personnel	Others	Total
A)	**Debentures Issued**				
	Balance as at 1st April, 2004	-			-
		(68.03)			(68.03)
	Issued during the year	-			-
		(1,020.00)			(1,020.00)
	Repaid during the year	-			-
		(187.03)			(187.03)
	Balance as at 31st March,2005	-			-
		(-)			(-)
B)	**Loans Taken**				
	Balance as at 1st April,2004	**1,147.15**			**1,147.15**
		(154.09)			(154.09)
	Taken during the year	**4,294.76**			**4,294.76**
		(5,041.04)			(5,041.04)
	Repaid during the year	**3,841.91**			**3,841.91**
		(4,047.98)			(4,047.98)
	Balance as at 31st March,2005	**1,600.00**			**1,600.00**
		(1,147.15)			(1,147.15)
C)	**Fixed Assets/Capital Work in Progress**				
	Balance of Assets taken on Lease as at 1st April,2004	**6.81**			**6.81**
		(13.98)			(13.98)
	Balance of Assets taken on Lease as at 31st March,2005	**2.74**			**2.74**
		(6.81)			(6.81)
	Assets Purchased during the year	**23.56**			**23.56**
		(8.15)			(8.15)
	Assets sold during the year	**1,406.02**			**1,406.02**
		(-)			(-)
D)	**Investments (Excluding share in Associates)**				
	Balance as at 1st April, 2004	**14,436.80**			**14,436.80**
		(6,090.67)			(6,090.67)
	Purchased/adjusted during the year	**1,244.29**			**1,244.29**
		(8,388.95)			(8,388.95)
	Sold / redemption during the year	**1,821.91**			**1,821.91**
		(107.54)			(107.54)
	Balance as at 31st March, 2005	**15,506.45**			**15,506.45**
		(14,436.80)			(14,436.80)
E)	**Premium Accrued on Investments in Preference Shares**	**1,108.27**			**1,108.27**
		(197.58)			(197.58)
F)	**Interest Accrued on Investments**	**939.38**			**939.38**
		(732.02)			(732.02)
G)	**Sundry Debtors as at 31st March, 2005**	**29.77**			**29.77**
		(164.31)			(164.31)
H)	**Loans and Advances**				
	i) Loans Given				
	Balance as at 1st April, 2004	**2,668.50**			**2,668.50**
		(2,721.18)			(2,721.18)
	Given during the year	**4,156.09**			**4,156.09**
		(6,872.15)			(6,872.15)
	Returned during the year	**4,241.07**			**4,241.07**
		(6,924.84)			(6,924.84)
	Balance as at 31st March, 2005	**2,583.52**			**2,583.52**
		(2,668.50)			(2,668.50)

Notes on Consolidated Accounts

SCHEDULE 'N' (contd.)

(Rs. in crore)

Sr. No.	Nature of Transactions (Excluding reimbursements)	Associates	Key Managerial Personnel	Others	Total
	ii) Advances recoverable in cash or in kind				
	Balance as at 1st April,2004	**124.42**			**124.42**
		(1,034.84)			(1,034.84)
	Given during the year	**15.23**			**15.23**
		(77.69)			(77.69)
	Returned/Adjusted during the year	**69.56**			**69.56**
		(988.11)			(988.11)
	Balance as at 31st March, 2005	**70.09**			**70.09**
		(124.42)			(124.42)
	iii) Deposit				
	Balance as at 1st April,2004	**1,153.09**			**1,153.09**
		(1,163.25)			(1,163.25)
	Returned during the year	**14.08**			**14.08**
		(10.16)			(10.16)
	Balance as at 31st March,2005	**1,139.01**			**1,139.01**
		(1,153.09)			(1,153.09)
I)	**Sundry Creditors**				
	Balance as at 31st March, 2005	**261.33**			**261.33**
		(583.28)			(583.28)
J)	**Turnover**	**3,798.04**			**3,798.04**
		(4,439.86)			(4,439.86)
K)	**Other Income**				
	Dividend	**58.57**			**58.57**
		(70.79)			(70.79)
	Interest Received	**228.69**			**228.69**
		(399.85)			(399.85)
	Premium Accrued on Investments in Preference Shares	**910.69**			**910.69**
		(197.58)			(197.58)
	Lease Rental Income	**7.40**			**7.40**
		(7.89)			(7.89)
	Service Income	**158.30**			**158.30**
		(-)			(-)
	Rent received	**35.81**			**35.81**
		(-)			(-)
	Miscellaneous Income	**49.05**			**49.05**
		(25.11)			(25.11)
L)	**Purchases**	**828.02**			**828.02**
		(623.75)			(623.75)
M)	**Expenditure**				
	Interest Paid	**102.83**			**102.83**
		(108.41)			(108.41)
	Payments to and provisions for Directors		**55.19**		**55.19**
			(40.96)		(40.96)
	Electric Power, Fuel and Water	**349.39**			**349.39**
		(372.09)			(372.09)
	Rent	**89.73**			**89.73**
		(91.17)			(91.17)
	Lease Rentals	**5.14**			**5.14**
		(9.02)			(9.02)
	Professional Fees	**16.82**			**16.82**
		(16.95)			(16.95)
	Charter Hire Charges	**30.15**			**30.15**
		(12.57)			(12.57)

Notes on Consolidated Accounts

SCHEDULE 'N' (contd.)

(Rs. in crore)

Sr. No.	Nature of Transactions (Excluding reimbursements)	Associates	Key Managerial Personnel	Others	Total
	Insurance Premium	**56.74**			**56.74**
		(63.32)			(63.32)
	Assignment of Liability	**-**			**-**
		(147.03)			(147.03)
	Hire Charges	**55.90**			**55.90**
		(35.42)			(35.42)
	Donations			**8.49**	**8.49**
				(16.51)	(16.51)
	Warehousing and Distribution Charges	**646.15**			**646.15**
		(657.10)			(657.10)
	Product Handling charges	**87.46**			**87.46**
		(78.94)			(78.94)
	Wholesale Traffic charges	**435.24**			**435.24**
		(173.70)			(173.70)
	General expenses	**63.14**		**0.13**	**63.27**
		(43.03)		(-)	(43.03)
N)	**Guarantees Issued**				
	Financial Guarantees	**196.20**			**196.20**
		(243.33)			(243.33)
	Performance Guarantees	**201.94**			**201.94**
		(1,236.82)			(1,236.82)

Figure in bracket represents previous year's amounts.

Significant Related Party Transactions:

i. Loan taken during the year includes from Reliance Communication Infrastructure Limited Rs. 2,735 crore and repaid Rs. 2,282 crore and Rs. 1,559.76 crore taken and repaid Rs.1,559.91 crore to Reliance Capital Limited.

ii. Fixed Assets purchased during the year includes from Reliance Industrial Infrastructure Limited Rs. 23.05 crore. Fixed Assets sold during the year includes to Reliance Infocomm Limited Rs. 218.59 crore and to Reliance Communication Infrastructure Limited Rs.1187.44 crore

iii. Sale of Investment includes to Reliance Capital Limited Rs. 117.37 crore; Reliance General Insurance Company Limited Rs. 127.85 crore and to Reliance Energy Limited Rs. 1,488.92 crore. Purchase of Investments includes from Reliance General Insurance Company Limited Rs. 19.91 crore; Reliance Energy Limited Rs. 14.99 crore and from Reliance Capital Limited Rs. 52.86 crore and Rs. 1156.53 crore invested in equity shares / warrants of Reliance Energy Limited.

iv. Premium Receivable on Preference shares includes from Reliance Infocomm Limited Rs.1108.27 crore.

v. Interest Accrued on Investments includes from Reliance Communication Infrastructure Limited Rs. 939.38 crore.

vi. Loans and Advances includes Rs. 4,151.63 crore given to and repaid by Reliance Capital Limited and given to Reliance Pharmaceuticals (India) Private Limited Rs. 2.22 crore and to Reliance Nutraceuticals Private Limited Rs. 2.22 crore.

vii. Turnover includes transactions with Reliance Communication Infrastructure Limited Rs. 1,109.40 crore and Indian Petrochemicals Corporation Limited Rs. 2,633.53 crore.

viii. Other Income: Dividend Received includes from Reliance Capital Limited Rs. 17.43 crore and Reliance Energy Limited Rs. 38.91 crore (Share in Associates is after considering these dividends). Interest received includes from Reliance Communication Infrastructure Limited Rs. 207.34 crore; Reliance Capital Limited Rs.19.16 crore. Premium on Redemption of Preference Shares includes from Reliance Infocomm Limited Rs. 910.69 crore. Lease rental Income includes from Reliance Communication Infrastructure Limited Rs. 5.36 crore and Reliance Infocomm Limited Rs. 2.04 crore. Service Income includes from Indian Petrochemicals Corporation Limited Rs. 98.94 crore and Reliance Infocomm Limited Rs. 59.36 crore. Rent received includes from Reliance Infocomm Limited Rs. 25.70 crore; Reliance Communication Infrastructure Limited Rs. 10.11 crore. Miscellaneous Income includes from Reliance General Insurance Company Limited Rs. 8.27 crore; Reliance Telecom Limited Rs. 3.34 crore; Reliance Port and Terminals Limited Rs. 8.23 crore; Indian Petrochemicals Corporation Limited Rs. 7.32 crore and Reliance Energy Limited Rs. 3.85 crore.

ix. Expenditure: Purchases include from Reliance Capital Limited Rs. 281.04 crore; Indian Petrochemicals Corporation Limited Rs. 546.98 crore. Interest Paid includes to Reliance Communication Infrastructure Limited Rs. 95.23 crore. Payment to and provisions for Directors include to Shri Mukesh D. Ambani Rs. 21.90 crore; Shri Anil D. Ambani Rs. 21.90 crore; Shri Nikhil R. Meswani Rs. 5.59 crore and Shri Hital R. Meswani Rs. 5.59 crore. Electric, Power and Fuel includes to Reliance Utilities and Power Limited Rs. 349.39 crore. Lease Rent includes to Reliance Capital Limited Rs. 5.14 crore. Rent includes to Reliance Port and Terminals Limited Rs. 84.00 crore. Professional Fees includes to Reliance Europe Limited Rs. 16.82 crore. Charter Hire charges include to Reliance Europe Limited Rs. 26.66 crore. Insurance Premium includes to Reliance General Insurance Company Limited Rs. 56.74 crore. Hire charges includes to Reliance Ports and Terminals Limited Rs. 50.00 crore. Donation includes to Dhirubhai Ambani Foundation Rs. 7.56 crore. Warehousing and Distribution Charges includes to Reliance Port and Terminals Limited Rs. 646.15 crore. Product handling charges includes to Reliance Ports and Terminals Limited Rs. 87.46 crore. Wholesale Traffic charges includes to Reliance Infocomm Limited Rs. 435.24 crore. General Expenses includes to Reliance Communication Infrastructure Limited Rs. 40.33 crore; Reliance Infocomm Limited Rs. 16.68 crore and to Reliance Industrial Infrastructure Limited Rs. 6 crore.

x. Financial Guarantees include for Reliance Europe Limited Rs. 87.49 crore; Reliance Telecom Limited Rs. 108.71 crore. Performance Guarantee include for Reliance Infocomm Limited Rs. 180.55 crore and Reliance Telecom Limited Rs. 16.37 crore.

Notes on Consolidated Accounts

(Rs. in crore)

17. **Details of Investments :**

		As at 31st March, 2005	As at 31st March, 2004
A. INVESTMENTS IN ASSOCIATES			
LONG TERM INVESTMENTS			
Other Investments			
In Equity Shares-Quoted, fully paid up			
8,10,63,496 (7,18,67,874)	Reliance Energy Limited of Rs.10 each (Company under the same management)	**2,912.26**	2,115.42
6,00,89,966 (6,00,89,966)	Reliance Capital Limited of Rs.10 each	**641.91**	642.38
69,80,000 (69,80,000)	Reliance Industrial Infrastructure Limited of Rs.10 each	**67.43**	61.58
		3,621.60	2,819.38
In Equity Shares-Unquoted, fully paid up			
70,95,130 (70,95,130)	Reliance Telecom Limited of Rs.10 each (Refer Note 4)	**59.46**	56.03
31,50,00,000 (31,50,00,000)	Reliance Infocomm Limited of Re. 1 each (Company under the same management)	**22.83**	31.50
2,55,00,175 (2,55,00,175)	Reliance General Insurance Company Limited of Rs.10 each	**34.60**	33.14
5,00,175 (5,00,175)	Reliance Life Insurance Company Limited of Rs.10 each	**0.50**	0.50
90,00,00,000 (90,00,00,000)	Reliance Communications Infrastructure Limited of Re. 1 each (Company under the same management)	**2,220.53**	2,196.94
11,08,500 (11,08,500)	Reliance Europe Limited of Sterling Pound 1 each	**17.43**	15.62
44,38,777 (44,38,777)	Reliance Petroinvestments Limited of Rs.10 each	**288.24**	107.46
50,000 (50,000)	Rosche Trading Private Limited of Rs.10 each	**0.05**	0.05
		2,643.64	2,441.24
In Warrants-Unquoted, Partly Paid Up			
98,61,228 (-)	Reliance Energy Limited of Rs.640 each, Rs. 576 paid up	**568.01**	-
		568.01	-
In Preference Shares-Unquoted, Fully paid up			
- (86,00,000)	6% Cumulative Redeemable Preference Shares of Reliance Enterprises Limited of Rs. 100 each (Refer Note 3)	**-**	86.00
162,00,00,000 (162,00,00,000)	10% Cumulative Redeemable /Optionally Convertible Preference Shares of Reliance Infocomm Limited of Re. 1 each (Company under the same management)	**8,100.00**	8,100.00
- (89,25,894)	8% Cumulative Non-Convertible Redeemable Preference Shares of Reliance Infocomm Limited of Re. 1 each (Company under the same management)	**-**	0.25
		8,100.00	8,186.25

Notes on Consolidated Accounts

SCHEDULE 'N' (contd.)

(Rs. in crore)

		As at 31st March, 2005		As at 31st March, 2004	
In Preference Shares-Unquoted, Partly paid up					
90,000 (90,000)	Rosche Trading Private Limited of Rs.100 each, Rs.55 paid up	**0.50**		0.50	
		0.50		0.50	
In Debentures-Unquoted, fully paid up					
6,40,140 (6,40,140)	Deep Discount Bonds of Reliance Communications Infrastructure Ltd of Maturity Value Rs. 68,550 each (Company under the same management)	**1,600.02**		1,600.02	
		1,600.02		1,600.02	
	Total Investment in Associates (A)		**16,533.77**		15,047.39
B. INVESTMENTS IN OTHERS					
LONG TERM INVESTMENTS					
Government and other Securities-Quoted					
8,660 (8,660)	6.75% UTI US64 Tax Free Bonds of Rs. 100 each	**0.08**		0.08	
		0.08		0.08	
Government and other Securities-Unquoted					
	Kisan Vikas Patra (Deposited with Sales Tax Department) (Rs. 20,000;Previous Year Rs. 20,000)	-		-	
	7 Years National Savings Certificate (Deposited with Sales Tax Department) (Rs. 12,000;Previous Year Rs. 12,000)	-		-	
	6 Years National Savings Certificate (Deposited with Sales Tax Department)	**0.01**		-	
		0.01		-	
			0.09		0.08
Trade Investments					
In Equity Shares-Unquoted, fully paid up					
5 (5)	Bombay Gujarat Art Silk Vepari Mahajan Co-operative Shops & Warehouse Society Limited of Rs. 200 each (Rs. 1,000; Previous Year Rs.1,000)	-		-	
60 (60)	New Piece Goods Bazar Co. Ltd of Rs. 100 each (Rs. 17,000; Previous Year Rs. 17,000)	-		-	
15 (15)	Pandesara Industrial Co-operative Society Limited of Rs. 100 each (Rs. 1,500; Previous Year Rs. 1,500)	-		-	
165 (165)	The Art Silk Co-operative Society Limited of Rs. 100 each (Rs. 16,500; Previous Year Rs. 16,500)	-		-	
20 (20)	The Bombay Market Art Silk Co-operative (Shops & Warehouses) Society Limited of Rs. 200 each (Rs. 4000;Previous Year Rs. 4000)	-		-	
1,00,00,000 (1,00,00,000)	Petronet India Limited of Rs. 10 each	**10.00**		10.00	
1,30,00,000 (1,30,00,000)	Petronet V.K. Limited of Rs. 10 each	**13.00**		13.00	
10,66,000 (10,66,000)	Petronet C.I. Limited of Rs. 10 each (Refer Note 1)	-		1.07	
	Petronet C.I. Limited - Share Application Money (Refer Note 1)	-		1.87	
10,000 (-)	Reliance Netherlands B.V. of Euro 1 each	**0.06**		-	
118 (118)	Reliance Petroproducts Private Limited of Rs.10 each (Rs.1,180; Previous year Rs.1,180)	-		-	
145 (145)	Reliance Global Trading Private Limited of Rs.10 each (Rs. 1,450; Previous Year Rs. 1,450)	-		-	
		23.06		25.94	

Notes on Consolidated Accounts

SCHEDULE 'N' (contd.)

(Rs. in crore)

		As at 31st March, 2005		As at 31st March, 2004	
In Equity Shares-Unquoted, Partly Paid Up					
225 (225)	Crimpers Industrial Co-operative Society Limited of Rs.100 each, Rs. 25 paid up (Rs. 5,625;Previous Year Rs. 5,625)	-		-	
226 (226)	Reliance Global Trading Private Limited of Rs.10 each, Rs.2.50 paid up (Rs. 565; Previous Year Rs. 565)	-		-	
182 (182)	Reliance Petroproducts Private Limited of Rs. 10 each, Rs.2.50 paid up (Rs. 455; Previous Year Rs. 455)	-		-	
		-		-	
			23.06		25.94
Other Investments					
In Equity Shares-Quoted, fully paid up					
40,37,000 (40,37,000)	India Polyfibres Limited of Rs.10 each	4.05		4.05	
2,500 (2,500)	MH Mills & Industries Limited of Rs.10 each	0.01		0.01	
		4.06		4.06	
In Equity Shares-Unquoted, fully paid up					
1,000 (1,000)	Air Control & Chemical Engineering Company Limited of Rs. 100 each	0.01		0.01	
1,700 (1,700)	Farvision Securities Private Limited of Rs. 100 each	0.09		0.09	
22,900 (22,900)	Observer (India) Limited of Rs.10 each	0.04		0.04	
150 (150)	Reliance Aromatics & Petrochemicals Private Limited of Rs.10 each (Rs. 1,500; Previous Year Rs. 1,500)	-		-	
185 (185)	Reliance Energy & Project Development Private Limited of Rs. 10 each (Rs. 1,850; Previous Year Rs. 1,850)	-		-	
900 (-)	Glory Bullion Trading Private Limited of Rs.10 each (Rs. 9,000; Previous Year Nil)	-		-	
900 (-)	Kunj Bihari Agrotech Private Limited of Rs.10 each (Rs. 9,000; Previous Year Nil)	-		-	
900 (-)	New Empire Millinium Investments and Trading Private Limited of Rs.10 each (Rs. 9,000; Previous Year Nil)	-		-	
69,524 (69,524)	WorldTel Holding Limited, Bermuda of US$ 0.05 each	1.93		1.93	
3,000 (-)	Reliance Nutraceuticals Private Limited of Rs. 10 each (Rs. 30,000; Previous Year Nil)	-		-	
4,000 (-)	Reliance Pharmaceuticals (India) Private Limited of Rs. 10 each (Rs. 40,000; Previous Year Nil)	-		-	
		2.07		2.07	

Notes on Consolidated Accounts

SCHEDULE 'N' (contd.)

(Rs. in crore)

		As at 31st March, 2005		As at 31st March, 2004	
In Debentures-Quoted, fully paid up					
1,250 (1,250)	14% Non Convertible Debentures of MH Mills & Industries Limited of Rs.45 each	**0.01**		0.01	
		0.01		0.01	
In Debentures-Unquoted, fully paid up					
- (13,752)	Deep Discount Bonds of Reliable Internet Services Limited of Maturity Value Rs. 1,00,000 each	-		70.00	
40,13,900 (40,13,900)	Reliance Polyolefins Private Limited (Zero coupon Optionally Fully Convertible Debentures of Rs.1,000 each)	**401.39**		401.39	
1,74,000 (1,74,000)	Reliance Chemicals Private Limited (Series I) (Zero coupon Optionally Fully Convertible Debentures of Rs.1,000 each)	**17.40**		17.40	
28,84,042 (28,84,042)	Reliance Chemicals Private Limited (Series II) (Zero coupon Optionally Fully Convertible Debentures of Rs.1,000 each)	**288.40**		288.40	
32,39,660 (32,39,660)	Reliance Aromatics and Petrochemicals Private Limited (Zero coupon Optionally Fully Convertible Debentures of Rs.1,000 each)	**323.97**		323.97	
32,39,560 (32,39,560)	Reliance Energy & Project Development Private Limited (Zero coupon Optionally Fully Convertible Debentures of Rs.1,000 each)	**323.96**		323.96	
		1,355.12	**1,361.26**	1,425.12	1,431.26
	Interest in a Beneficiary Trust		**1,654.96**		1,654.96
	Adjustment for exchange difference on consolidation of subsidiaries		**(0.42)**		1.03
	Provision for dimunition in the value of investments		**(0.02)**		(0.02)
	Total Long Term Investments		**3,038.93**		3,113.25
CURRENT INVESTMENTS					
Other Investments					
	In Goverment Securities Quoted				
	11.99% GOI 2009	**92.15**		-	
	6.18% GOI 2005	**670.20**		-	
	10.20% GOI 2005	**25.69**		-	
	9.90% GOI 2005	**30.16**		-	
		818.20		-	
	In Treasury Bills Quoted				
	91 Days Treasury Bills	**415.32**		-	
	364 Days Treasury Bills	**1,699.32**		-	
		2,114.64		-	

Notes on Consolidated Accounts

SCHEDULE 'N' (contd.)

(Rs. in crore)

			As at 31st March, 2005		As at 31st March, 2004
Other Investments In Units-Unquoted					
(-) (77,696)	Reliance Liquid Fund - Super Cash Plan of Rs. 10 each	-		0.09	
14,54,06,713 (17,24,67,452)	Reliance Liquid Fund-Treasury Plan-Institutional Plan-Growth Option-Growth Plan of Rs. 10 each	235.00		266.00	
1,65,81,915 (-)	Reliance Liquid Fund - Cash Plan of Rs. 10 each	19.42		-	
9,71,36,418 (-)	Reliance Floating Rate Fund-Growth Plan-Growth Option of Rs.10 each	100.00		-	
9,93,31,499 (-)	Reliance Floating Rate Fund-Monthly Dividend Plan of Rs.10 each	100.00		-	
10,68,39,963 (-)	Reliance Long Term Gilt Plan-Retail Plan-Growth Option of Rs.10 each	122.00		-	
12,34,611 (12,37,055)	Reliance Income Fund (Growth plan) units of Rs. 10 each	2.01		2.02	
		578.43		268.11	
	Total Current Investments		3,511.27		268.11
	Investment in Others (B)		6,550.20		3,381.36
	Total (A) + (B)		23,083.97		18,428.75

(1) The investments and share application money in Petronet C. I. Limited of Rs. 1.07 crore and Rs. 1.87 crore respectively have been written off during the year, as the said company is being wound up.

(2) The company has extended negative lien on 16,06,50,000 equity shares of Reliance Infocomm Limited to banks for extending loans to Reliance Infocomm Limited.

(3) 6% Cumulative Redeemable Preference Shares of Reliance Enterprises Limited have been redeemed during the year.

(4) 8% Cumulative Non-Convertible Preference Shares issued by Reliance Infocomm Limited pursuant to the High Court Order on demerger of basic services division of Reliance Telecom Limited in 2003-04, have been redeemed at par during the year. The value of Rs. 0.64 crore received on the above redemption has been reduced from the cost of investments in equity shares of Reliance Telecom Limited.

(Rs. in crore)

INVESTMENTS	As at 31st March, 2005		As at 31st March, 2004	
AGGREGATE VALUE OF	**Book Value**	**Market Value**	Book Value	Market Value
Quoted Investments	6,558.57	8,373.09	2,823.51	6,342.62
Unquoted Investments	16,525.82		15,604.21	

Consolidated Cash Flow Statement for the year 2004-05

(Rs. in crore)

	2004-05		2003-04	
A: CASH FLOW FROM OPERATING ACTIVITIES:				
Net Profit before tax as per Profit and Loss Account		**9,125.45**		6,310.07
Adjusted for:				
Share in Income of Associates	**(69.63)**		(58.08)	
Net Prior Year Adjustments	**2.86**		2.18	
Miscellaneous Expenditure written off	**-**		47.15	
Investments written off / provided	**2.94**		-	
Provision for doubtful claims	**69.88**		-	
(Profit) / Loss on Sale / Discarding of Assets	**8.92**		12.60	
Depreciation	**3,788.43**		3,335.18	
Transferred from General Reserve	**(61.07)**		(84.37)	
Effect of Exchange Rate Change	**116.43**		14.96	
Profit on Sale of Investments	**(47.17)**		(107.22)	
Dividend Income	**-**		(4.54)	
Interest / Other Income	**(1,280.00)**		(858.52)	
Interest Expenses	**1,474.07**		1,439.67	
		4,005.66		3,739.01
Operating Profit before Working Capital Changes		**13,131.11**		10,049.08
Adjusted for:				
Trade and Other Receivables	**1,739.79**		(418.41)	
Inventories	**(181.66)**		279.19	
Trade Payables	**3,124.97**		2,065.67	
		4,683.10		1,926.45
Cash Generated from Operations		**17,814.21**		11,975.53
Net Prior Year Adjustments		**(2.86)**		(2.18)
Taxes Paid		**(506.28)**		(305.06)
Net Cash from Operating Activities		**17,305.07**		11,668.29
B: CASH FLOW FROM INVESTING ACTIVITIES:				
Purchase of Fixed Assets		**(5,353.68)**		(4,360.38)
Sale of Fixed Assets		**1,693.35**		8.84
Purchase of Investments		**(41,946.34)**		(37,462.84)
Sale of Investments		**37,801.80**		30,133.33
Movement in Loans		**(691.82)**		615.72
Interest Income		**283.40**		559.83
Dividend Income		**-**		4.54
Net Cash Used in Investing Activities		**(8,213.29)**		(10,500.96)

Consolidated Cash Flow Statement for the year 2004-05 (Contd.)

(Rs. in crore)

		2004-05		2003-04
C: CASH FLOW FROM FINANCING ACTIVITIES:				
Proceeds from Issue of Share Capital (Net)		**0.07**		0.26
Buyback of Equity Shares		**(149.61)**		-
Proceeds from Long Term Borrowings		**7,149.70**		1,910.49
Repayment of Long Term Borrowings		**(7,731.66)**		(4,749.08)
Short Term Loans		**(2,282.67)**		3,945.36
Dividends Paid		**(771.84)**		(731.51)
Interest Paid		**(1,920.17)**		(1,422.09)
Net Cash Used in Financing Activities		**(5,706.18)**		(1,046.57)
Net Increase / (Decrease) in Cash and Cash Equivalents		**3,385.60**		120.76
Opening Balance of Cash and Cash Equivalents	**270.88**		150.12	
Less : Upon desubsidiarisation of Reliance Infocomm BV	**45.76**	**225.12**	-	150.12
Closing Balance of Cash and Cash Equivalents		**3,610.72**		270.88

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
April 27, 2005

For and on behalf of the Board

M. D. Ambani - Chairman & Managing Director

N. R. Meswani
H.R. Meswani
H. S. Kohli
} Executive Directors

R. H. Ambani
M. L. Bhakta
Y. P. Trivedi
Dr. D. V. Kapur
M. P. Modi
S. Venkitaramanan
} Directors

V. M. Ambani - Company Secretary

Reconciliation of Net Profit determined under Indian GAAP to Consolidated Net Income in accordance with US GAAP

The following reconciliation between Net Profit determined under generally accepted accounting principles in India ("Indian GAAP") to Consolidated Net Income in accordance with accounting principles generally accepted in the United States of America ("US GAAP") has been provided as additional disclosure on a voluntary basis to assist readers who may be unfamiliar with Indian GAAP which is the primary reporting basis.

Reconciliation of Profit determined under Indian GAAP with Net Income according to US GAAP.

Year ended 31st March, 2005	Notes	Rs. (crore)	US $ (Millions)
Net Profit determined under Indian GAAP		7,572	1,731
Adjustments for Consolidation		56	13
Consolidated Net Profit determined as per Indian GAAP		7,628	1,744
Adjustments to conform with US GAAP			
Affiliates and Subsidiaries	1	(214)	(49)
Indirect Preoperative Expenses	2	(10)	(2)
Foreign Currency and Hedging	3	43	10
Depreciation	4	236	54
Deferred Income Tax	5	(419)	(96)
Employee Benefits	6	(45)	(10)
Loss on early extinguishment of debt	7	(211)	(49)
Other		(21)	(5)
Consolidated net income in accordance with US GAAP		6,987	1,597

1 US $ = Rs 43.745 (Exchange rate as on 31.03.2005)

Notes to Reconciliation of Net profit determined under Indian GAAP with Consolidated Net Income according to US GAAP.

The following notes show the difference between Indian and US GAAP and necessary adjustments to arrive at consolidated net income under the US GAAP:

1. **Share in income of Affiliates and Subsidiaries**

   Under Indian GAAP , the Company's consolidated financial statements include its share of earnings of affiliates and subsidiaries which is consistent with US GAAP. However, the net income under US GAAP includes the earnings of subsidiaries and affiliates determined in accordance with US GAAP. Consolidation of subsidiaries and affiliates is based on financial statements/ results received from them.

2. **Indirect Preoperative Expenses**

   Under Indian GAAP, certain indirect expenses incurred during construction are capitalized. Under US GAAP, such indirect costs are expensed as incurred.

3. **Foreign Currency and Hedging**

   Under Indian GAAP, foreign exchange difference relating to acquisition of fixed assets is adjusted to the carrying cost of such assets. Other foreign exchange differences are recognized in the profit and loss account. Under US GAAP, all gains or losses arising out of foreign exchange differences are required to be included in the determination of net income.

   The Company also enters into derivative contracts to manage its exposures to fluctuations in interest rates, foreign currencies and commodity prices. Substantially all such contracts are regulated by agencies of the Government and may be entered into only for the purposes of hedging. In order to comply with regulations, the Company maintains documentation to demonstrate that each such contract qualifies for, and is effective as, a hedge of cash flows or fair value of a fixed rate asset or liability. Derivatives that do not meet the criteria for designation as a hedge under Statement of Financial Accounting Standard No. 133 " Accounting for Derivative Instruments and Hedging Activities" (SFAS 133, as amended) at inception, or fail to meet the criteria thereafter, are marked to market and recognized in the statement of net income immediately.

   Under Indian GAAP, the gain or loss on such derivative contracts are generally recognised when the underlying hedge transaction settles, or upon earlier termination of the hedge.

   Under US GAAP, the accounting for hedge contracts depends upon the nature of the hedge. For a derivative designated as hedging an exposure to variable cash flow of a forecasted transaction, the effective portion of the derivative's gain or loss is recognised in income when the forecasted transaction affects earnings, or upon earlier termination of the hedge. Changes in fair value of a derivative that is designated as a fair value hedge along with the gain or loss on the hedged asset or liability are recognised in the statement of net income.

4. **Depreciation**

   Under Indian GAAP, indirect preoperative expenses incurred during construction are capitalized. Under US GAAP, such indirect costs must be expensed as incurred. Depreciation has been adjusted to take account of the US GAAP adjustments to fixed assets for indirect preoperative expenses and foreign currencies.

5. **Deferred Income Tax**

   The provision for taxation under Indian GAAP consists of the estimated tax currently payable and deferred income taxes for timing differences between accounting income and taxable income at the substantively enacted income tax rates.

   US GAAP requires that a provision for such deferred income taxes be made for the future tax effects of temporary differences between book and tax basis of assets at the enacted tax rates.

   Accordingly, the reconciliation provides for an adjustment to reflect the differences due to tax rates and the tax effect of US GAAP adjustments.

6. **Employee benefits**

   Under Indian GAAP, provision for leave encashment is accounted for on actuarial valuation basis.

   Under US GAAP, provision for leave encashment is accounted on actual basis.

7. **Loss on extinguishment of debt**

   Under Indian GAAP, debt extinguishment premiums are adjusted against Securities Premium Account.

   Under US GAAP, premiums for early extinguishment of debt are expensed as incurred.

As per our report of even date
For **Deloitte Haskins & Sells**
Chartered Accountants

For and on behalf of the Board

P. R. Barpande
Partner
Mumbai
April 27, 2005

N.R. Meswani Executive Director

International Accountants' Report

To the Board of Directors of

RELIANCE INDUSTRIES LIMITED

We have audited the Balance Sheet of Reliance Industries Limited ('RIL') as of 31st March, 2005 and the Profit and Loss account and the Cash Flow statement for the year then ended and have issued our report thereon dated April 27, 2005. Our audit also included the accompanying Reconciliation of Net Profit under Indian GAAP to Consolidated Net Income in accordance with US GAAP ("the Reconciliation").

The Reconciliation is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

The audited financial statements of an affiliate, which reflect RIL's share in net profit for the year of Rs. 227 crore for the year ended March 31, 2005 are not available and the said share has been considered on the basis of net profit of the affiliate as published, for the year.

Subject to our remark in the foregoing para, in our opinion, such Reconciliation, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

For **Deloitte Haskins & Sells**
Chartered Accountants

P. R. Barpande
Partner
(Membership No. 15291)

Mumbai
April 27, 2005

List of Investor Service Centres of Karvy Computershare Private Limited

City name	STD Code	Phone-Office	Fax Nos.	E-mail
AGRA	0562	2526660 to 63	2526663	sandeepagar@karvy.com, ksblagra@karvy.com
AHMEDABAD	079	26420422 / 26400527 / 28	26565551	ahmedabad@karvy.com
ALIGARH	0571	2509106 to 08	2429272	aligarh@karvy.com; ksblaligarh@karvy.com
ALLAHABAD	0532	2561073 to 74	2561073	pradeept@karvy.com, ksblallahabad@karvy.com
ANANTAPUR	08554	249601 / 249607 / 249608	~	lrajesh@karvy.com, ksblanantpur@karvy.com
ANKLESHWAR	02646	243291 / 243292 / 243392 / 243955	~	hiren.soni@karvy.com, ksblankleshwar@karvy.com
AURANGABAD	0240	2363517 / 23 / 24 / 30	~	shaileshn@karvy.com, ksblabad@karvy.com
BANGALORE	080	26621192 / 26621193	26621169	ramapriyanpb@karvy.com
BAREILLY	0581	~	2476797	avitabh@karvy.com, ksblbareilly@karvy.com
BELGAUM	0831	2402544 / 2402722 / 2402880	2402933	ksblbelgaum@karvy.com
BELLARY	08392	254531, 254532	254533	vijayendra@karvy.com, ksblbellary@karvy.com
BHARUCH	02642	242082 / 242394 / 241546	~	hiren.soni@karvy.com, ksblbharuch@karvy.com
BHAVNAGAR	0278	2525005. 2525006	~	manish.jain@karvy.com, bhavnagar@karvy.com
BHIMAVARAM	08816	231766 / 67 / 68 / 69	~	ppvarma@karvy.com, ksblbvaram@karvy.com
BHOPAL	0755	2559332, 2559337, 2574569, 2574589, 2574731	2760890	ashutosh.dwivedi@karvy.com, ksblbhopal@karvy.com
BHUBANESHWAR	0674	2547531 to 34, 2547382	2511012	ksblbbsr@karvy.com
CALICUT	0495	2760882, 2760884	~	bijesh@karvy.com, ksblcalicut@karvy.com
CHANDIGARH	0172	5071726, 5071727, 5071728, 5079702	~	sanjay@karvy.com, chandigarh@karvy.com
CHENNAI	044	28153445, 28151034, 28153658	28153181	sraja@karvy.com, ksblmadras@karvy.com
CHILAKALURIPET	08647	257501	257502	ksblchpet@karvy.com
COIMBATORE	0422	2237501 TO -506, 2231387, 2237990	~	srn@karvy.com, coimbatore@karvy.com
CUTTACK	0671	2335187, 3110827, 3109972	~	debasis@karvy.com, ksblcuttack@karvy.com
DEHRADUN	0135	2713351, 2714046, 2714047	2714047	abhishek@karvy.com, ksbldehradun@karvy.com
DINDIGUL	0451	2436077, 2436177	~	dindigul@karvy.com
DURGAPUR	0343	2586375 to 77	~	jagdish@karyv.com, ksbldurgapur@karvy.com
ELURU	08812	227851 / 52 / 54	~	ksbleluru@karvy.com
ERODE	0424	2225603, 225615, 2225616, 2225617, 2225624	~	erode@karvy.com
GHAZIABAD	0120	2701886, 2701891	~	shailendra@karvy.com, ksblghaziabad@karvy.com
GOBICHETTIPALAYAM	04285	226275, 226276	~	gobi@karvy.com
GORAKHPUR	0551	2333825, 2333814	2346519	abhinav@karvy.com, ksblgorakhpur@karvy.com
GUNTUR	0863	2326684 / 2326686	2326687	ssrikanth@karvy.com, ksblguntur@karvy.com
HALDIA	03224	276755 to 57	~	joshiss@karvy.com, ksblhaldia@karvy.com
HUBLI	0836	2353962, 2353974, 2353975	2353961	basavarajhirur@karvy.com, hubli@karvy.com
HYDERABAD	040	23312454 / 23320251	23312946	anitha@karvy.com
INDORE	0731	5069891, 5069892, 5069893	5069894	pmungre@karvy.com
JAIPUR	0141	2375099, 2363321, 2375039	2364660	mbmaheshwari@karvy.com, ksbljaipur@karvy.com
JAMNAGAR	0288	2557862 TO 65	~	jamnagar@karvy.com
JAMSHEDPUR	0657	2487020, 2487045, 2487048	~	jamshedpur@karvy.com, ksbljamshedpur@karvy.com
JUNAGADH	0285	2624154 / 2624140 / 2624125	~	junagadh@karvy.com
KAKINADA	0884	2387382 / 2387383	2387381	vvrao@karvy.com, ksblkakinada@karvy.com
KANPUR	0512	2330127, 2331445, 3092333, 3096000	2558334	prashant@karvy.com, ksblkanpur@karvy.com
KARAIKUDI	04565	237192, 237193	~	karaikudi@karvy.com
KARUR	04324	241892, 241893, 241894	241891	karur@karvy.com
KOCHI	0484	2310884, 2322152	2323104	rganesan@karvy.com, ksblcochin@karvy.com
KOLKATA	033	24634787 to 89, 24647231, 24647232, 24644891	24644866, 24634787	alokc@karvy.com, ksblcalcutta@karvy.com
LUCKNOW	0522	2236820 to 26	2236826	nitinsaxena@karvy.com, adminlucknow@karvy.com
MADURAI	0452	2350855, 2350852 to 854	2350856	madurai@karvy.com, ksblmadurai@karvy.com
MANGALORE	0824	2492302, 2496332, 2492901	2496352	cshetty@karvy.com, mangalore@karvy.com
MATTANCHERRY	0484	2223243		kparthasarathy@karvy.com, ksblmattancherry@karvy.com
MUMBAI	022	26730799 / 843 / 311 / 867 / 153 / 292	26730152	pbamlani@karvy.com, mumbaiandheri@karvy.com
MUMBAI	022	30325600, 30325624, 30325645	2285731	~
MYSORE	0821	2524292, 2524294	2524293	vasanthank@karvy.com, mysore@karvy.com
NADIAD	0268	2563210 / 2563245 / 2563248	~	nadiad@karvy.com
NASIK	0253	2577811, 5602542, 5602543, 5602544	~	nabriyad@karvy.com
NELLORE	0861	2349935 / 2349936 / 2349937	2349939	chandramohan@karvy.com, ksblnellore@karvy.com
NEW DELHI	011	23324401 / 23353835 / 981	23324621	sakulpuri@karvy.com, ksbldelhi@karvy.com
PALGHAT	0491	2547143	~	palghat@karvy.com
PANJIM	0832	2426870, 2426871, 2426872	2426873	rajeshpatki@karvy.com ksblpanajim@karvy.com
PATNA	0612	2321355 / 56	~	sanjayn@karvy.com, ksblpatna@karvy.com
PONDICHERRY	0413	2220636, 2220640	2220659	vipul@karvy.com, ksblpondicherry@karvy.com
PRODDATUR	08564	250822 / 250823 / 250824	~	viswam@karvy.com, ksblproddatur@karvy.com
PUNE	020	4048790	25456842	anandjaju@karvy.com, pune@karvy.com
RAJAHMUNDRY	0883	2434468 / 2434469	2434471	gv@karvy.com; ksblrjm@karvy.com
RAJKOT	0281	2239403 / 2239404 / 2239338 / 2294316	~	manish.jain@karvy.com, rajkot@karvy.com
RANCHI	0651	2330386, 2330394, 2330320	~	ranchi@karvy.com, ksblranchi@karvy.com
RENUKOOT	05446	254201	~	renukoot@karvy.com
ROURKELA	0661	2510771, 2510772	~	nmohanty@karvy.com, rourkela@karvy.com
SALEM	0427	2335700 TO 704	2335705	salem@karvy.com
SHIMOGA	08182	228795, 228796, 227485	2226747	shimoga@karvy.com, ksblshimoga@karvy.com
SURAT	0261	8357356 / 8351976 / 8369928	8368693	surat@karvy.com, ksblsurat@karvy.com
TANJORE	04362	279407, 279408	~	tanjore@karvy.com
THENI	04546	261285, 261108	~	jaya@karvy.com, theni@karvy.com
TIRUPATI	0877	2252756	~	venkatreddy@karvy.com, ksbltirupati@karvy.com
TIRUPUR	0421	2205865, 5330158	~	tirupur@karvy.com
TRICHUR	0487	2322483, 2322484	~	josephka@karvy.com
TRICHY	0431	2798200, 2791000	2794132	trichy@karvy.com
TRIVANDRUM	0471	2725987, 2725989 to 991	2725987	csjoy@karvy.com, ksbltvm@karvy.com
TUMKUR	0816	2261891, 2261892, 2261893	~	somnath@karvy.com, tumkur@karvy.com
UDUPI	0820	2530962, 2530963, 2530964	~	ksbludupi@karvy.com, udupi@karvy.com
VADODARA	0265	2225325 / 2225389	2363207	shoban@karvy.com, ksblbaroda@karvy.com
VALLABH-VIDHYANAGAR	02692	248980, 248873	~	mukesh.patel@karvy.com, vvnagar@karvy.com
VARANASI	0542	2225365, 2223814	2223814	ashutosh@karvy.com, ksblvaranasi@karvy.com
VIJAYAWADA	0866	2495200 / 400 / 500 / 600 / 700 / 800	2495300	cchrao@karvy.com, vijayawada@karvy.com
VISHAKAPATNAM	0891	2752915 to 18	2752915 - 18	ysrinivas@karvy.com, ksblvizag@karvy.com
VISHAKAPATNAM GAJUWAKA	0891	2511685, 2511686	~	prasad@karvy.com, ksblgajuwaka@karvy.com

ELECTRONIC CLEARING SERVICES (ECS) MANDATE FORM

To
Reliance Industries Limited
C/o. Karvy Computershare Private Limited
46, Avenue 4, Street No. 1, Banjara Hills
Hyderabad 500 034

Dear Sirs,

FORM FOR ELECTRONIC CLEARING SERVICES FOR PAYMENT OF DIVIDEND/INTEREST.
Please fill-in the information in CAPITAL LETTERS in ENGLISH ONLY. Please TICK ✓ wherever is applicable.

For shares held in physical form

Master Folio No.								

FOR OFFICE USE ONLY

ECS Ref.No.	

For shares held in electronic form

DP. Id								
Client Id								

Name of First holder	
Bank name	
Branch name	
Branch code	(9 Digits Code Number appearing on the MICR Band of the cheque supplied by the Bank). Please attach a xerox copy of a cheque or a blank cheque of your bank duly cancelled for ensuring accuracy of the banks name, branch name and code number.

Account type → Savings ☐ Current ☐ Cash Credit ☐

A/c. No. (as appearing in the cheque book) →

Effective date of this mandate →

I, hereby, declare that the particulars given above are correct and complete. If any transaction is delayed or not effected at all for reasons of incompleteness or incorrectness of information supplied as above, Karvy Computershare Private Limited, will not be held responsible. I agree to avail the ECS facility provided by RBI, as and when implemented by RBI/Reliance Industries Limited.

I further undertake to inform the Company any change in my Bank/branch and account number.

Dated : ______________

(Signature of First holder)

Note : On dematerialisation of existing physical shares, for which you have availed ECS facility, the above form needs to be re-submitted.

Nomination Form

[To be filled in by individual(s)]

To,	From	Name of shareholder and address
Reliance Industries Limited C/o. Karvy Computershare Private Ltd. 46, Avenue 4, Street No.1 Banjara Hills Hyderabad 500 034		
	Folio No.	
	No. of Shares	

I am/we are holder(s) of Shares of the Company as mentioned above. I/We nominate the following person in whom all rights of transfer and/or amount payable in respect of Equity Shares shall vest in the event of my/our death.

Nominee's name									**Age**			
To be furnished in case the nominee is a minor				Date of Birth								
Guardian's Name & Address*												
Occupation of Nominee Tick ( )	1	Service		2	Business		3	Student		4	Household	
	5	Professional		6	Farmer		7	Others				
Nominee's Address												
								Pin Code				
Telephone No.								Fax No.				
Email Address								STD Code				
Specimen signature of Nominee / Guardian (in case nominee is minor)												

* To be filled in case nominee is a minor

Kindly take the aforesaid details on record.

Thanking you,

Yours faithfully, Date.................................

Name and address of equity shareholder {as appearing on the Certificate(s)}		Signature (as per specimen with Company)
Sole/1st holder (address)		
2nd holder		
3rd holder		
4th holder		

Witness (two)		
	Name and Address of Witness	Signature & Date
1.		
2.		

INSTRUCTIONS :

1. Please read the instructions given below very carefully and follow the same to the letter. If the form is not filled as per instructions, the same will be rejected.

2. The nomination can be made by individuals only. Non individuals including society, trust, body corporate, partnership firm, Karta of Hindu Undivided Family, holder of power of attorney cannot nominate. If the Shares are held jointly all joint holders shall sign (as per the specimen registered with the Company) the nomination form.

3. A minor can be nominated by a holder of Shares and in that event the name and address of the Guardian shall be given by the holder.

4. The nominee shall not be a trust, society, body corporate, partnership firm, Karta of Hindu Undivided Family, or a power of attorney holder. A non-resident Indian can be a nominee on re-patriable basis.

5. Transfer of Shares in favour of a nominee shall be a valid discharge by a Company against the legal heir(s).

6. Only one person can be nominated for a given folio.

7. Details of all holders in a folio need to be filled; else the request will be rejected.

8. The nomination will be registered only when it is complete in all respects including the signature of (a) all registered holders (as per specimen lodged with the Company) and (b) the nominee.

9. Whenever the Shares in the given folio are entirely transferred or dematerialised, then this nomination will stand rescinded.

10. Upon receipt of a duly executed nomination form, the Registrars & Transfer Agent of the Company will register the form and allot a registration number. The registration number and folio no. should be quoted by the nominee in all future correspondence.

11. The nomination can be varied or cancelled by executing fresh nomination form.

12. The Company will not entertain any claims other than those of a registered nominee, unless so directed by a Court.

13. The intimation regarding nomination / nomination form shall be filed in duplicate with the Registrars & Transfer Agents of the Company who will return one copy thereof to the Shareholders.

14. For shares held in dematerialised mode nomination is required to be filed with the Depository Participant in their prescribed form.

FOR OFFICE USE ONLY
Nomination Registration Number
Date of Registration
Checked by (Name and Signature)

FORM II

[See Rule 6(i)]

PART 'A'

Application to the Central Government for an order for payment of the dividend amount out of the General Revenue Account of the Central Government pursuant to section 205B of the Companies Act, 1956.

1.	Name of the applicant	:	
2.	Postal address of the applicant	:	
3.	Name, registration number and registered address of the company from which the amount is due.	:	Reliance Industries Limited Regn. No. 11-19786 Maker Chamber IV, 222, Nariman Point, Mumbai 400 021.
4.	Number of shares held	:	
(i)	Preference shares (with distinctive numbers)		
(ii)	Equity shares (with distinctive numbers)		
5.	Financial year to which the dividend relates.	:	
6.	Amount due	:	
(i)	On Preference Shares		
(ii)	On Equity Shares		
(iii)	Interest, if any, payable to him pursuant to sub-section (4) of Section 205A of the Act, and		
(iv)	Total of (i), (ii) and (iii) above :		
7.	Reasons for non-receipt of the amount from the Company.	:	

Place :

Date :

____

(Signature of the applicant or a person holding a power of attorney from the applicant)

Received from the Registrar of Companies, Maharashtra, Mumbai the sum of Rs. ____________ (Rupees (in words) ________________________________) being the amount payable to me/us from the General Revenue Account of the Central Government as unclaimed or unpaid dividend (which was originally) due from M/s. Reliance Industries Limited .

1. Signature of witness with name, date, address and occupation

Signature of the claimant with name, date, address and occupation (on revenue stamp of Re. 1/- if the claim is for Rs. 500/- or more)

2. Signature of witness, with name, date, address and occupation

Notes:

1. *Indemnity Bond should be furnished on non-judicial stamp paper of the requisite value, in case the claim exceeds Rs.2500/-.*
2. *In the case of deceased shareholder, the legal representative(s) of the deceased shareholder, who is (are) preferring the claim, is(are) required to furnish succession certificate/probate/letters of administration. In case the shares have been transmitted in the name of the claimant, a certificate in this behalf from the company be furnished.*
3. *Dividend warrant or a photocopy of the share certificate should be furnished.*
4. *Separate applications should be made for claims in respect of each company.*

PART 'B'

Payment Order by the Registrar of Companies, Maharashtra, Mumbai

Classification "075-Miscellaneous General Services-Unpaid dividends of Companies - Deduct Refunds."

Certified that the amount claimed, namely Rs. ____________ has actually been deposited by the company to the General Revenue Account of the Central Government under Major Head "075 Miscellaneous General Services - Unpaid Dividends of Companies" on _________ (date). Necessary note for refund has been kept in the accounts maintained by me.

____

(Asst. Registrar of Companies, Maharashtra, Mumbai)

Passed for payment for Rs. __________________ in favour of Shri/Smt. ____

The cheque/demand draft may please be issued in favour of Shri/Smt. ____

____

(Asst. Registrar of Companies, Maharashtra, Mumbai)

FORM III

[See Rule 6(3)]

Form of Indemnity Bond

To

Registrar of Companies, Maharashtra

CGO Complex, 2nd Floor,
'A' Wing, CBD Belapur,
Navi Mumbai 400 614.

In Consideration of your agreeing to pay me/us the sum of Rs.___________(Rupees ______________________________________) only, being the amount due to me/us on dividend for the year(s)__________________) from Reliance Industries Limited, Mumbai out of the General Revenue Account of the Central Government. I, _____________________________son/daughter/wife of Mr / Mrs_____________________ do hereby agree to indemnify you to the extent of any claim not exceeding the amount herein before mentioned which may be preferred against you, and which you may have to lawfully discharge.

(Signature)

Place :

Date :

Witnesses:-

1. ______________

   (Signature) :

   Address :______________

2. ______________

   (Signature) :

   Address :______________

ATTENDANCE SLIP



Reliance Industries Limited

Registered Office: 3rd floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021.

PLEASE FILL ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL.
Joint shareholders may obtain additional Slip at the venue of the meeting.

DP. Id*			Master Folio No.	
Client Id*			No. of Shares.	

NAME AND ADDRESS OF THE SHAREHOLDER

No. of Share(s) held:

I hereby record my presence at the **31st ANNUAL GENERAL MEETING** of the Company held on Wednesday, August 3, 2005 at 11.00 a.m. at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai 400 020.

Signature of the shareholder or proxy

*Applicable for investors holding shares in dematerialised form.

PROXY FORM

Reliance Industries Limited

Registered Office: 3rd floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021.

DP. Id*			Master Folio No.	
Client Id*			No. of Shares.	

I/We .... of .... being a member/members of Reliance Industries Limited hereby appoint .... of .... or failing him .... of .... as my/our proxy to vote for me/us and on my/our behalf at the **31st ANNUAL GENERAL MEETING** to be held on Wednesday, August 3, 2005 at 11.00 a.m. or at any adjournment thereof.

Signed this .... day of .... 2005.

Affix a 15 paise revenue stamp

* Applicable for investors holding shares in dematerialised form.

NOTE: (1) The proxy in order to be effective should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the aforesaid meeting. The Proxy need not be a member of the Company.

(2) Members holding shares under more than one folio may use photocopy of this Proxy Form for other folios. The Company shall provide additional forms on request.


Reliance
diesel
diesel
3

Our theme for this year's report is the Golden Mean—an ancient mathematical concept that brings greater understanding to the process of growth. We see it in the incredible growth patterns of many life forms. Like the spirals in a sea-shell, the structure of a sunflower or the whorls of a pineapple.

Reliance has grown from small beginnings to become a global leader. Its roadmap for the future is charted on strategies for exponential growth.

design by point


Reliance
Growth is Life
www.ril.com

Orient Press Ltd.